GK/MK/ 81 /2006

06010516

SEC file: 82-5036

Płock, 18 January 2006

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Washington, D.C. 20549

SUPPL

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed following documents:

- PKN ORLEN S.A. regulatory announcements from no 63/2005 to 79/2005;
- PKN ORLEN S.A. Condensed Consolidated Financial Statements for the periods of 9 and 3 months ended 30 September 2005 And 30 September 2004 prepared in accordance with International Financial Reporting Standards;

Should you have any queries do not hesitate to contact the undersigned on the telephone numbers: +48 24 365 56 24 or mobile: +48 605 199 586.

Yours faithfully,

Magdalena Krzemińska
Investor Relations Department

dlw 1/30

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Articles of Association Unif
Released	16:14 07-Oct-05
Number	3951S

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 63/2005 dated 7 October 2005

Unified text of the Articles of Association of PKN ORLEN.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces the unified text of the Articles of Association of PKN ORLEN.

The unified text of the Articles of Association was accepted in resolution of the Supervisory Board of PKN ORLEN dated 7 October 2005, including changes registered on July 27, 2005 by the District Court in Warsaw (Poland).

ARTICLES OF ASSOCIATION OF POLSKI KONCERN NAFTOWY ORLEN Spolka Akcyjna (joint stock company) with its registered office in Plock

(unified text)

§ 1

Founding, Founder and the Company

1

The Company was founded as a result of the transformation of a state-owned company named Mazowieckie Zaklady Rafineryjne i Petrochemiczne with its registered office in Plock on principles stated in regulations concerning the privatisation of public companies.

2

The founder of the Company is the State Treasury.

3

The company acts under the business name of Polski Koncern Naftowy ORLEN Spolka Akcyjna. The Company can use the abbreviated business name of PKN ORLEN S.A.

§ 2

Registered office, business activities and scope of action.

1

The registered office for the Company is in Plock.

2

The Company's scope of business is:

1. crude oil processing and production of semi-finished petroleum products (refinery and petrochemicals);
2. conducting commercial activity within domestic and foreign markets on its own account, on order and on a commission basis, in particular: trade of crude oil, oil fuels and others, sale of mechanical vehicles as well as components and accessories for them, sale of manufactured goods and food

3. conducting research, design, development, civil engineering, manufacturing works on its own account and on a commission basis, within the activities connected with processing, storage, co-branding, turnover of solid, liquid and gas fuels and chemical products derivatives as well as road, rail, sea and pipeline transport;
4. conducting transportation activity with road, rail, sea and pipeline transport;
5. warehousing and storage of crude oil and liquid fuels as well as creating and maintaining fuel provisions in compliance with rules specified in adequate regulations;
6. providing services connected with the Company's business activities, in particular:
   a) sea and land reloading;
   b) fuels and gases purification, including leading, dyeing, adding of the components;
7. buy-out, turnover and processing of used oils and other chemical waste;
8. generation, transmission and turnover of electric and heat power;
9. carrying out the overhaul of machinery within the scope of business activity, in particular refinery and petrochemical plants, fuel tanks, fuel stations and means of transport;
10. metal production and plastic processing;
11. running of fuel stations, coffee-shops, restaurants and hotels;
12. conducting capital investment activity, in particular buying and trading of shares and stakes both on home and foreign markets;
13. running educational activity, conducting vocational schools as well as social and living activities;
14. conducting book-keeping and accounting activities as well as activities connected with data building and data processing.
15. financial agency services including receipt of money orders and transference of liabilities to cheque drawers;
16. providing services in respect of the clearance of electronic fuel cards
17. conducting geodesy and cartography activities
18. production and exploration of crude oil
19. production and exploration of natural gas
20. production of metal prefabricated buildings excluding service activities
21. production of metal construction excluding service activities
22. services in respect of installing metal constructions
23. performance of general civil work (building construction)
24. performance of general civil work in the area of line constructions: pipelines, power supply lines, electric traction line and telecommunication – long-distance transmission lines
25. performance of general civil work in the area of construction of distribution lines: pipelines, power supply lines, electric traction line and telecommunication – local lines
26. performance of general civil work in the area of mining and production

3

The Company operates on the territory of the Republic of Poland and beyond its borders.

4

The Company is allowed to purchase and sell shares and stakes of other companies; buy, sell, lease or rent enterprises, companies and other entities, real estate, movables and property law (real chattels) buy or sell titles to revenues or property of other entities; set up commercial law companies and civil partnerships; take part in join-ventures; create branches, offices, representative offices and other organisational units; as well as perform any other legal and factual actions permitted by law within the scope of the Company's business activities.

§ 3
Initial capital and shares

1

„The Company's initial capital accounts for PLN 534,636,326.25 (five hundred and thirty four million six

a) 336,000,000 (three hundred and thirty six million) series A bearer shares, numbered from A-000000001 to A-336000000;

b) 6,971,496 (six million nine hundred and seventy one thousand four hundred and ninety six) series B bearer shares, numbered from B 0000001 to B-6971496;

c) 77,205,641 (seventy seven million two hundred and five thousand six hundred and forty one) series C bearer shares, numbered from C-00000001 to C-77205641.

d) 7.531.924 (seven million five hundred and thirty one thousand nine hundred twenty four) series D bearer shares, numbered from D-0000001 to D-7531924."

2

The Company is not allowed to exchange bearer shares into registered shares.

3

The Company's initial capital can be raised through an issuance of new shares or through an increase of the nominal value of existing shares.

§ 4

Redemption of Shares

The Company's shares can be redeemed only through decreasing the initial capital and on conditions specified by the General Meeting of Shareholders, unless the Code of Commercial Companies and the Articles of Association state that such redemption of shares can be done without the passing of a resolution by the General Meeting of Shareholders.

§ 5

The Company's supplementary capital and reserve capitals

1

The Company establishes supplementary capital to cover the losses that may arise from the performance of the Company. Annual write-offs for the supplementary capital should total at least 8% of the net profit for each financial year and should not be suspended until such capital reaches the value of at least one third of the initial capital. The value of write-offs for the supplementary capital is established by the General Meeting of Shareholders. Extra cash from share issuance over their nominal value, the remaining cash after covering the cost of issuance and also the extra payments made by shareholders are all to be transferred to the supplementary capital. The General Meeting of Shareholders approves the use of the supplementary capital, nevertheless a third of the initial capital can be used only to cover a loss as reported in the financial statement.

2

The Company establishes a capital reserve (fund) from write-offs from net profit for this capital. The value of these write-offs is to be defined by the General Meeting of Shareholders. Reserve capital can be used to cover special losses or expenditures, and also increase of the initial capital and dividend payment. Besides, the Company can establish funds in accordance with the regulations of the law.

§ 6

Profit designation

purposes, on the basis of rules specified by the General Meeting of Shareholders.

§ 7

General Meeting of Shareholders

1

A General Meeting of Shareholders is held at the Company's registered office or can be held in Warsaw.

2

A General Meeting of Shareholders is convened by the Management Board in situations specified in the Company's Articles of Association or Code of Commercial Companies.

3

An ordinary General Meeting of Shareholders should be held within six months of the end of every financial year for the Company.

4

An extraordinary General Meeting of Shareholders is convened by the Management Board on their own initiative, on the motion of the Supervisory Board or on the motion of a shareholder or shareholders representing not less than one tenth of the Company's initial capital, within 14 (fourteen) days from placing such motion. The motion demanding the convening of the General Meeting should include specific issues for the agenda. The motion does not need any justification.

5

The Supervisory Board can convene an extraordinary General Meeting of Shareholders any time they put a motion to do so and the Management Board fails to convene a meeting within the prescribed time.

6

A General Meeting of Shareholders is convened in an announcement in the official newspaper of the Republic of Poland „Monitor Sadowy i Gospodarczy" at least three weeks before the date of the Meeting.

7

The competencies of the General Meeting of Shareholders are in particular the following:

1. consideration and approval of the Company's financial statement, annual report on the Company's performance, consolidated financial statement of the Company's capital group and the financial statement of the capital group for the previous financial year;

2. approving the performance of the Supervisory Board members and Management Board members;

3. passing resolutions on the allocation of profit and the covering of losses as well as on the consumption of funds created from profit, with restrictions to special regulations designating a different way for their consumption;

4. appointing the Supervisory Board members and establishing principles for their remuneration;

5. increasing and decreasing the initial capital unless otherwise stated in the Code of Commercial Companies and the Company's Articles of Association;

during the establishment of the Company or during its supervision or management;

7. passing resolutions approving the sale and lease of the Company's enterprise or its self-operating part and establishing a limited property law on such enterprise or its self-operating part;

8. Granting consent for the sale of property / real estate, perpetual usufruct or share of such property / real estate, whose net book value exceeds one twentieth of the Company's initial capital.

9. resolutions on changes to the Company's Articles of Association;

10. creating and liquidating supplementary capitals and other capitals and funds of the Company;

11. passing resolutions on the redemption of shares and buying shares in order to redeem as well as establishing the principles of their redemption;

12. issuing convertible bonds or bonds with pre-emptive rights;

13. passing resolutions on winding-up the Company, its liquidation, restructuring as well as merger with another company.

7a

Purchase of property, perpetual usufruct or a share in a property, regardless of its value, or disposal of property, perpetual usufruct or a share in a property, whose net book value does not exceed one twentieth of the Company's initial capital, does not require a resolution of the General Meeting of Shareholders.

8

With restrictions to different provisions stated in the Code of Commercial Companies and the Articles of Association, resolutions of the General Meeting of Shareholders are passed with an absolute majority of votes cast, while votes cast mean votes „for", „against" and „abstain".

9

Resolutions of the General Meeting of Shareholders regarding premium shares and concerning merger of companies when all the Company's assets are transferred to another company, winding-up of the Company (including winding-up due to relocation of the Company's registered office abroad), liquidation of the Company, its restructuring and decrease of the initial capital by cancellation of part of the shares without simultaneous increase of the capital are passed with majority of 90% votes cast.

9a

The resolution regarding a decision not to consider an issue placed on the agenda may be adopted only if it is supported by important reasons. The resolutions regarding removing an item from the agenda or a decision not to consider an issue placed on the agenda requires a majority of 75% of the given votes, with restriction that the shareholders present at the General Meeting who put a motion to include such an issue on the agenda, previously gave approval for its removing or decided not to consider that issue.

10

With restriction to item 11, one share gives the right to one vote on the General Meeting of Shareholders. The shareholders participate and exercise their voting rights in person or through a duly authorised representative.

11

The voting rights of the Company's shareholders is restricted in the way that on the General Meeting of Shareholders none of them can exercise more than 10% of the total votes existing in the Company as of the day when the General Meeting of Shareholders takes place, with restriction that for the purpose of establishing principles for persons buying significant stakes of shares stated in Law on Public Trading of Securities such restrictions concerning voting rights do not exist. The above mentioned voting right restriction does not concern Nafta Polska S.A., the State Treasury and depository bank, which on the basis of the agreement between the bank and the Company issued depository receipts in connection with the Company's shares (in case this entity exercises its voting right from the Company's shares). For the purposes of this item the voting right exercised by the dependent entity is understood as exercise of voting right by the dominant entity as stated in Law on Public Trading of Securities and for the counting of votes to which a shareholder is entitled the number of votes per share is added to the number of votes per share a shareholder would have if depositary receipts owned by him/her were exchanged for shares.

12

In compliance with appropriate provisions of the Code of Commercial Companies the change of the Company's business undertaking can be executed without the buy-out of shares.

§ 8
Supervisory Board

1

The Company's Supervisory Board consists of six to nine members, including the Chairman, Vice-Chairman and the secretary.

2

Members of the Supervisory Board are appointed and recalled in the following manner:

1) the State Treasury represented by the minister of the State Treasury is entitled to appoint and recall one member of the Supervisory Board;

2) other members of the Supervisory Board, including all members mentioned in item 5 of this article are appointed and recalled by the General Meeting of Shareholders.

The State Treasury privilege to appoint one member of the Supervisory Board expires at the moment the State Treasury sells its all shares of the Company.

3

1. Members of the Supervisory Board are appointed for a common three-year term of office

2. Individual members of the Supervisory Board, and the whole Supervisory Board, can be recalled at any time prior to the end of term of office.

3. Terms of office of individual Supervisory Board members with a mandate on the day of the registration of the changes to the Articles of Association, passed in a form of a resolution of the Extraordinary General Meeting of Shareholders on 8 April 2004, turn, starting from that day, into a common term of office and the beginning of such common term starts on 21 February 2004

4

The Chairman of the Supervisory Board is appointed by the General Meeting of Shareholders. The Vice-Chairman and the secretary are elected by the Supervisory Board from amongst themselves.

At least two members of the Supervisory Board have to comply with the following provisions:

1. he/she is not an employee of the Company or the Affiliated Entity;
2. he/she is not a member of the supervisory or management authorities of the Affiliated Entity;
3. he/she is not a shareholder having 5% or more votes on the Company's General Meeting of Shareholders or the Affiliated Entity's general meeting;
4. he/she is not a member of supervisory or management authorities or employee of the entity having 5% or more votes on the Company's General Meeting of Shareholders or the Affiliated Entity's general meeting;
5. he/she is not an ascendant, descendant, spouse, sibling, spouse's parent or any other person remaining in an adoption relationship with any of the persons mentioned above.

Above mentioned provisions must be fulfilled during whole period of the mandate.
Any member who did not comply or stopped complying with the above provisions should be immediately recalled.

In the respect to these Articles of Association „the Affiliated Entity" means that it is Dominant towards the Company, Dependent Entity towards the Company or Dependent Entity towards the Company's Dominant Entity.

In the respect to these Articles of Association an entity is „Dependent Company" towards another entity (Dominant Entity) if Dominant Entity:

a) has a majority votes in authorities of another entity (Dependent Entity), also on the basis of agreements with other entitled parties, or
b) is entitled to appoint or recall majority of members of other entity (Dependent Entity) management authorities, or
c) more than half of the members of the board of the second entity (Dependent Entity) are at the same time members of the board or managers of the first entity or other entity remaining with the first one in dependence relation.

Dependent Entity towards Dominant Entity towards the Company is also entity which is Dependent towards another entity which remains in dependence relation towards Dominant Entity towards the Company.

Statements in this article came into effect on the day of the General Meeting of Shareholders approval of the Company's financial statement for year 1999.

6

Sessions of the Supervisory Board are held when necessary, however, not less frequently than once every two months. Moreover, the Supervisory Board session should be convened on the written application of a shareholder or shareholders representing at least one tenth of the initial capital, the Management Board or a member of the Supervisory Board. The session should be convened within two weeks of the receipt of such application and should be held not later than within three weeks from the day of receipt of such application.

7

1. Sessions of the Supervisory Board are convened by the Chairman. In case of his absence, or his inability to chair the Supervisory Board session, responsibility will then be assumed by the Vice

written notification sent to other members of the Supervisory Board at least seven days before the date of a session.

2. In lieu of the Sessions of the Supervisory Board not being convened by the Chairman, or under circumstances described in item 1. the Vice Chairman or the Secretary respectively, shall within two weeks from the day of receipt of the motion as in § 8 item 6 of these Articles of Association, call the session by himself by means of a written notification sent to other members of the Supervisory Board at least seven days before the date of a session with information about the time, venue and proposed agenda of the session."

8

Sessions of the Supervisory Board can only take place when all its members have been properly invited. Sessions can also be held without formal convening when all members of the Supervisory Board are present and grant their consent both to hold the session and to put specific issues on the agenda.

9

1. „The Supervisory Board can pass resolutions if at least half of its members participates in the session.
2. With the restriction to the provisions of the Code of Commercial Companies, resolutions of the Supervisory Board can be passed in writing or with the use of direct means of remote communication.
3. With the restriction of point 4 of this item, resolutions of the Supervisory Board are passed with an absolute majority of the votes cast, in the presence of at least half of the members of the Supervisory Board, while the votes cast mean votes „for", „against" and „abstain".
4. In order to recall or suspend individual or all members of the Management Board during their term of office at least two-thirds of all members of the Supervisory Board need to vote „for" the resolution."

9a

Passing resolution regarding:

a) any contribution to members of the management board provided by the Company or any related entities,
b) giving permission to sign any significant agreement between the Company or its dependent subsidiaries, with entities related to the company, member of the supervisory board, or management board, as well as with entities related to them,
c) choosing an auditor to review the financial statements of the Company

requires the assent of at least half of the independent members of the Supervisory Board as mentioned in § 8 item 5.

10

The Supervisory Board passes the Constitution of the Supervisory Board specifying its organisation and performance.

11

The Supervisory Board exercises permanent supervision over the Company's activities

Furthermore, the competencies of the Supervisory Board include:

1. with restriction to point 3 of item 1 of article 9, appointing and recalling a president, vice-presidents and other members of the Management Board;

2. representing the Company in contracts with the Management Board, including their contracts of employment;

3. suspending the activities of individual or all members of the Management Board for important reasons, as well as delegating member or members of the Supervisory Board to temporarily perform the duties of members of the Management Board not able to perform their functions;

5. selecting an authorised auditor to audit the Company's and its capital group's financial statements in accordance with Law on Accounting;

6. assessment of the financial statement in respect of its accuracy both with books, documents and actual state; assessment of the Management Board report, as well as motions from the Management Board on the allocation of profit and coverage of loss, and the submission in writing of an annual report on the results of the above assessments to the General Meeting of Shareholders;

7. reviewing issues submitted by the Management Board to be presented to either ordinary or extraordinary General Meeting of Shareholders;

8. granting consent to members of the Management Board to take positions in supervisory or management authorities of other entities and to collect remuneration due to such activities;

9. granting consent to realise investment projects and incur liabilities resulting from these investments in case the expenses or charges due to such activity will exceed the equivalent of half of the Company's initial capital;

10. setting the scope, accuracy and time of submission by the Management Board, their annual and long-term financial plans and plans for the strategic development of the Company;

11. approving the strategy for the development of the Company and its long-term financial plans;

12. reviewing annual financial plans;

13. Giving assent, following Management Board motions, to sell property, perpetual usufructs or a share in such property, whose net book value does not exceed one twentieth of the initial capital;

14. giving assent, following Management Board motion, to purchase property, perpetual usufructs or share in such property, whose value according to the purchase net price exceeds one fortieth of the initial capital.

PKN ORLEN SA
SEC File
82-5036

12

The Management Board is obliged to obtain the Supervisory Board's consent in order to perform the following activities:

1. setting up a foreign branch abroad;
2. sale or encumber, on the basis of one or several connected legal activities, fixed assets whose net book value exceeds one twentieth of the assets value according to the latest financial statement approved by the General Meeting of Shareholders;

3. sale or encumber, in any possible way, shares or stakes in the following companies: Naftoport Sp. z o.o., Inowroclawskie Kopalnie Soli S.A. and in a company which will be created in order to run the pipeline transport of liquid fuels;

4. incurring other liability which on the basis of one or several connected legal actions exceeds an equivalent of one fifth of the initial capital, with exclusion of the following:

   a) activities performed within the confines of ordinary Management Board, including in particular all activities subject to turnover of crude oil and petroleum products, as well as all activities approved by the Supervisory Board in annual economic and technical plans;

   b) activities which in order to be performed need consent of the General Meeting of Shareholders.

5. realisation by the Company abroad capital or real investments whose value exceeds one twentieth of the initial capital;

6. exercising by the Company its voting right on general meetings and partners meetings of dependent entities and other entities, if value of possessed by the Company shares or stakes, set on the basis of the price they had been bought for or acquired, amounts to more than one fifth of the Company's initial capital, in the following cases:

- merger with another company and restructuring of the company
- sale and lease of the Company's undertaking and establishing the right of use on it
- changes to the articles of association or the statute
- winding-up of the company.

7. creating commercial law companies and joining to existing companies, as well as for contribution to cover shares or sell shares, if the Company's capital engagement in a given company so far or engagement which the Company is about to achieve as the result of the buying or acquiring of shares, calculated on the basis of share sale or acquisition price, exceeds one tenth of the initial capital, excluding buying or acquiring shares as a result of exchange of a claim according to Law on Banks and Enterprises Financial Restructuring dated February 3, 1993 and Law on Public Trading of Securities.

8. To advance money to shareholders for the expected dividend

12a

„In the event that the Supervisory Board does not give assent to perform a certain action, the Management Board may address the General Meeting of Shareholders to pass a resolution which gives assent to perform such action."

13

1. Until the General Meeting approves the financial statements for the financial year 2005, resolutions on granting consent to perform the activities mentioned in item 12 point 2 of this article need to be voted „for" by the member appointed by the State Treasury in order to be passed.

2. As long as the State Treasury has the right to appoint the member of the Supervisory Board, resolutions on granting consent to perform activities mentioned in item 12 point 3 of this article in order to be passed require voting „for" by the member appointed by the State Treasury.

14

Upon the request of at least two members, the Supervisory Board is obliged to consider undertaking the supervisory activities mentioned in such request.

15

As it is the case with members of the Management Board, members of the Supervisory Board who are delegated to perform permanent individual supervision cannot hold competing interests. Also their participation in competitive companies is limited.

§ 9

Management Board

1

1. The Company's Management Board consists of five to nine members, including the President, Vice-Presidents and others members of the Management Board.

2. Members of the Management Board are appointed and recalled by the Supervisory Board.

3. One member of the Management Board is appointed and recalled by the Supervisory Board on the application of a person authorised by the State Treasury Ministry until the State Treasury sells the last share of the Company. The provisions of this item came into effect on the date of holding the ordinary General Meeting of Shareholders approving the Company's financial statement for the year 1999.

2

„The party representing the Company in contracts between the Company and the members of the Management Board, including contracts of employment, is the Supervisory Board, which is in turn represented by two of its members appointed by a resolution."

3

1. „The Management Board term of office lasts three years. President, Vice-Presidents, individual members and all the Management Board may be recalled at any time before their term of office expires.

2. The Supervisory Board may suspend the President, Vice-Presidents, individual members and all Management Board in their activities for serious reasons."

3. Terms of office of individual Management Board members with a mandate on the day of the registration of the changes to the Articles of Association passed in a form of a resolution of the Extraordinary General Meeting of Shareholders on 17 April 2003 turn, starting from that day, into a common term of office. The date of such common term of office shall be 11 July 2002 "

4

Declarations of intent on behalf of the Company are made by:

- two members of the Management Board acting together
- one member of the Management Board acting together with the commercial representative.

One member of the Management Board is authorised to make declarations of intent and sign on behalf of the Company in situations regarding incurring liabilities and performing disposal activities of an ordinary Management Board at no more value than PLN 50 000 (fifty thousand).

5

1. The President of the Management Board manages the work of the Management Board. The President's specific rights are defined in the Constitution of the Management Board.
2. Resolutions of the Management Board are passed by an ordinary majority. In the event of equal numbers of votes, the President's vote is decisive.

3. The Management Board passes organisational by-laws of the Company's undertaking.

6

The Management Board passes the Constitution of the Management Board, which specifies in detail the Management Board structure, and its way of performing the Company's activities. The Constitution as well as each change to it comes into effect at the moment of its approval by the Supervisory Board.

7

Matters to be regulated through resolution of the Management Board:

Constitution of the Management Board.

2. Sale of property / real estate, perpetual usufruct or share in such property / real estate, whose net book value does not exceed one twentieth of the initial capital. The sale will only take place after prior approval of the Supervisory Board.
3. The purchase of property / real estate, perpetual usufruct or share of a property / real estate, on condition that, if the value according to the net purchase price of such property / real estate, perpetual usufruct or share of a property / real estate exceeds one fortieth of the Company's initial capital, the purchase requires approval of the Supervisory Board.

7a

1. The Management Board is entitled to pass a resolution regarding the paying in of advance money to shareholders for the expected dividend at the end of the financial year, if the Company has sufficient resources for this payment. This payment of advanced money requires the assent of the Supervisory Board.
2. The Company can pay in advance money to shareholders for the expected dividend, if the approved financial statement for the previous financial year shows a profit. The upfront payment can amount to a maximum of half last year's profit reached till the end of the last financial year, based on the audited financial statement plus reserve earnings from achieved profits which are available to the Management Board for pay-out purposes minus retained losses (or losses not covered) and treasury shares.

8

While performing the Company's activities the Management Board is subject to limitations due to law regulations, provisions of the Articles of Association and resolutions of the General Meeting of Shareholders.

9

The Management Board is obliged to work out and pass annual and long-term financial plans and plans for the strategic development of the Company in a form, scope and time as determined by the Supervisory Board.

10

The Management Board is obliged to prepare and present to the Supervisory Board:

1. the annual financial statement of the Company - within three months of the end of the financial year;

2. the annual financial statement of the capital group for the previous financial year - within six months of the end of the financial year.

§ 10

Duration and the financial year of the Company

1

The duration of the Company is unlimited.

2

The Company's financial year is the calendar year.

§ 11

Other provisions

1

All Company's announcements considered obligatory by law and the Articles of Association will be published in the official newspaper of the Republic of Poland „Monitor Sadowy i Gospodarczy".

2

The term „Capital Group" mentioned above means capital group in respect of the accounting regulations.

3

Unless otherwise stated in the Company's Articles of Association or suggested by context or wording of individual provisions of this Articles of Association, „the Company" used here and above means Polski Koncern Naftowy ORLEN Spolka Akcyjna.

END

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	EGM Statement
Released	16:34 14-Oct-05
Number	7185S

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 64/2005 dated October 14th , 2005

Resolutions passed by EGM held on October 14th , 2005

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces the resolutions passed by the Extraordinary General Meeting of Shareholders of PKN ORLEN as of 14th October 2005.

RESOLUTION No 1
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 14 October 2005

regarding the appointment of the Chairman of the Extraordinary General Meeting of Shareholders

§ 1

Acting under Article 409, § 1 sentence 1 of the Code of Commercial Companies and with respect to § 5 of the Regulations of the General Meeting of Shareholders of PKN ORLEN S.A., the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. hereby elects Mr Jozef Palinka to the position of the Chairman of the Extraordinary General Meeting of Shareholders.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 2
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 14 October 2005

regarding the Agenda of the Extraordinary General Meeting of Shareholders

§ 1

The Extraordinary General Meeting of Shareholders of PKN ORLEN hereby approves the following Agenda of the Meeting:

1. Opening.
2. Election of the Chairman of the Meeting.
3. Affirmation of the legality of the Meeting and ability to pass resolutions.
4. Approval of the Agenda.
5. Election of the Vote Counting Commission.
6. Passing of a resolution regarding the establishment of the number of members of the Supervisory Board.
7. Passing of resolution concerning changes to the composition of the Supervisory Board of PKN ORLEN.
8. Closure of the General Meeting of Shareholders.

§ 2

The resolution takes immediate effect.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION No 3
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 14 October 2005

regarding the election of the Vote Counting Commission

§ 1

Acting under § 8 of the Regulations of the General Meeting of Shareholders of PKN ORLEN, the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby appoints the following members of the Vote Counting Commission:

- Robert Baranowski
- Aneta Berdys
- Anna Przewrocka

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 4
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 14 October 2005

regarding the establishment of the number of members of the Supervisory Board of PKN ORLEN in the version taking into account the self correction of the Management Board.

§ 1

Under § 14, item 1 of the Regulations of the General Meeting of Shareholders of PKN ORLEN, the Extraordinary General Meeting of Shareholders of PKN ORLEN establishes 9 - member composition of the Supervisory Board of PKN ORLEN.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION No 5
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 14 October 2005

regarding appointment to the Supervisory Board of PKN ORLEN

§ 1

Under § 8 item 2 point 2 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of PKN ORLEN decided to appoint Mr Krzysztof Obloj to the Supervisory Board of PKN ORLEN.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

END

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	New Supervisory Board Member
Released	16:44 14-Oct-05
Number	7203S

Regulatory announcement no 65/2005 dated October 14th,2005

The Management Board of PKN ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces that Extraordinary General Meeting of Shareholders, held on October 14th , 2005, has appointed Mr Krzysztof Obloj to the position of PKN ORLEN Supervisory Board Member with effect from October 14th, 2005.

Mr Krzysztof Obloj, born in 1954, graduaded from Warsaw School of Economics, theory of organisation and management doctor at Warsaw University, strategic management reader at Warsaw University and also theory of organization and management professor at Warsaw University.

From 1977 Mr Obloj works at Warsaw University. He is a director of Executive MBA Programme in International Center of Management at Management Faculty at Warsaw University. In 1989 – 1994 he held the position of Vicepresident in International School of Management. In 1976 – 1977 he worked in ORGMASZ (Institute of Organisation and Management in Industry).

Prof. Krzysztof Obloj participated in many scholarships and trainings, among others in: University of Illinois at Urbana Champaign, Graduate School of Business, Oslo and Bodo, Bled International Management Development Center.

Prof. Krzysztof Obloj is a member of Supervisory Boards of following companies: Polmos Lublin S.A. as a Vice Chairman, from 2001, Prochem S.A. from 2002, NFI Foksal from 2004, Impel S.A. as a Chairman from 2004.

He is a member of scientific councils of professional magazines: Management International Review (1994 – 2005), Journal of World Business (1997 – 1999), International Human Resource Journal (from 1997) and Organization Review.

He is an organizational advisor to many foreign and Polish companies in the field of strategy, organizational culture and structure: Goodyear Group Poland, GlaxoSmithline, Bank Pocztowy S.A., Mennica Pañstwowa S.A., EuroZet S.A., ABB, Benckiser, Corporate Profiles, SAP, Agora S.A., Centrozap S.A., Próchnik S.A.

Prof. Krzysztof Obloj is an author of many publications, monographs and textbooks.

Newly elected member of the Supervisory Board is not involved in any activity competitive with PKN ORLEN and is not a partner of any competitive company. He is not member of any board of a competitive capital company and is not on the list of insolvent debtors kept on record on the National Court Register Act.

(see also: regulatory announcement no 58/2005 dated September 7th, 2005)

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Closing of MTO
Released	08:37 17-Oct-05
Number	7410S

Regulatory announcement no 66/2005 dated October 17th, 2005

Closing of Unipetrol, Paramo and Spolana MTO

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that the process of mandatory offers tender for shares issued by UNIPETROL, a.s., PARAMO, a.s. and SPOLANA a.s. has finished on October 12th, 2005. In accordance to the report provided to PKN ORLEN by Patria Finance a.s., broker house carrying out the MTO process, the minority shareholders subscribed as follows:

- for the sale of 49 660 Paramo a.s. shares, standing for 3.7% of initial capital of that Company,
- for the sale of 277 671 Spolana a.s. shares, standing for 3.6% of initial capital of that Company,
- for the sale of 2 461 Unipetrol a.s. shares, standing for, 0,0014 % of initial capital of that Company.

Total value of subscribed shares amounts to CZK 91.97 m, i.e. ca. PLN 12 m based on CZK/PLN average exchange rate as of October 14th, 2005, stated by National Bank of Poland.

The final settlement of the transaction is planned on October 19th, 2005.

(see also regulatory announcement no: 48/2005 dated 19 July 2005, 49/2005 dated 26 July 2005, 52/2005 dated 12 August 2005, 56/2005 dated 26 August 2005, 57/2005 dated 26 August 2005)

END

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The operational improvement program provides for an improvement in efficiency and the realisation of selected targets, which should contribute to an increase of Unipetrol's EBITDA by minimum 45% in 2008 compared to 2004, based on the actual average macro environment seen in year 2004.

The strategy towards Unipetrol envisages certain capital group restructuring through divestitures of businesses, which Unipetrol has independently determined are non-core: in Aliachem, Lovochemie, Agrobochemie and Kaucuk.

Smooth target realization in core segments: refinery, petrochemicals, chemical and retail will be supported by creating 26 Polish-Czech teams responsible for defined tasks.

ORLEN SA
SEC File
82-5036

Assumed financial targets:

- IRR of PKN ORLEN investment in Unipetrol > 33.9%
- Consolidated EBITDA for Unipetrol in 2008 EUR > 442 m includes:
  - *impact of Partnership Program* *EUR > 138 m*

Improvements to be captured by Unipetrol already in 2005 will amount to EUR ~ 28 m. Initial expected integration synergies on PKN ORLEN side will exceed EUR 24 m.

The aforementioned financial and operational targets are based on actual average macro environment seen in year 2004: Crude oil price $38.2/b, Brent/Ural differential $4.1/b, Refinery margin $3.5/b, Exchange rate CZK/EUR 31.90.

Additional important assumptions considered in the calculations:

- *IRR - of PKN ORLEN investment in Unipetrol - of minimum 33.9% does not include the provisions - PKN ORLEN has created potential provisions for business risk which include provisions to cover possible negative financial effects associated to agreements concerning sale of some Unipetrol assets (in average macro environment seen in year 2004). Including provisions for potential business risk, IRR of PKN ORLEN investment in Unipetrol would amount to 28% (in average macro environment seen in year 2004).*
- *Consolidated EBITDA includes Unipetrol, Unipetrol Rafinerie, Paramo, Chemopetrol, Kauèuk, Spolana, Benzina consolidated fully; Èeská Rafinérská consolidated following the proportional method and Agrobohemie and Aliachem consolidated following the equity method. EBITDA calculations do not consider the effects of possible divestments.*
- *Unipetrol base year consolidated results of 2004 adjusted for one-off expenses as well as non-operating and extraordinary charges.*
- *EBITDA calculations of Unipetrol does not consider the effects of possible divestments.*
- *Price paid by PKN ORLEN to Czech Property Fund for Unipetrol equity CZK 11,303 m + 14.55% price adjustment = EUR 428 m, price agreed for debt (CZK 1,745 m = EUR 58 m) less repayments of EUR 15 m, project costs of EUR 12 m and provisions for business risk associated with the Unipetrol transaction made by PKN ORLEN. Total expected MTO cost EUR 3.1 m included. Total investment: EUR 486 m (assuming 30.35 CZK/EUR as of 24.5.2005).*
- *Return on investment - of 33% - calculated using outlays as defined for IRR calculation included in the presentation "*PKN ORLEN and Unipetrol – Partnership for Central Europe, October 17th, 2005", *adjusted for PKN ORLEN share of net profit in 2009 including the impact of initiatives and calculated under average 2004 macroeconomic conditions.*

Management Board of PKN ORLEN

END

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Regulatory Announcement

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Integration strategy-Amendmt
Released	08:24 19-Oct-05
Number	8610S

Regulatory announcement no 67/2005 as of 19th October 2005

Correction of Regulatory announcement no 67/2005 as of 17th October 2005

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that in the English version of Regulatory announcement no 67/2005 as of 17th October 2005 ("English version of the Report") there occurred errors as follows:

1. there is:
   - The aforementioned financial and operational targets are based on actual average macro environment seen in year 2004: Crude oil price $38.2/b, Brent/Ural differential $4.1/b, Refinery margin $5.6/b, Exchange rate CZK/EUR 31.90.

   there should be:
   - The aforementioned financial and operational targets are based on actual average macro environment seen in year 2004: Crude oil price $38.2/b, Brent/Ural differential $4.1/b, Refinery margin $3.5/b, Exchange rate CZK/EUR 31.90.

2. there is:
   - IRR - of PKN ORLEN investment in Unipetrol - of 34% does not include the provisions

   there should be:
   - IRR - of PKN ORLEN investment in Unipetrol - of minimum 33.9% does not include the provisions

3. there is:
   - Total investment: EUR 579 m (assuming 30.35 CZK/EUR as of 24.5.2005).

   there should be:
   - Total investment: EUR 486 m (assuming 30.35 CZK/EUR as of 24.5.2005).

4. there is:
   - Return on investment - of 33% - calculated using outlays as defined for IRR calculation included in the presentation "PKN ORLEN and Unipetrol – Partnership for Central Europe, October 17th, 2005", adjusted for PKN ORLEN share of net profit in 2008 including the impact of initiatives and calculated under average 2004 macroeconomic conditions.

   there should be:
   - Return on investment - of 33% - calculated using outlays as defined for IRR calculation included in the presentation "PKN ORLEN and Unipetrol – Partnership for Central Europe, October 17th, 2005", adjusted for PKN ORLEN share of net profit in 2009 including the impact of initiatives and calculated under average 2004 macroeconomic conditions.

The other parts of the English version of the Report and also the whole Polish version of the Report remain unchanged.

The correct English version of the Regulatory announcement no 67/2005 as of 17th October 2005:

Regulatory Announcement no 67/2005 as of October 17th, 2005

Polski Koncern Naftowy ORLEN S.A. ('PKN ORLEN'), Central Europe's largest downstream oil company, announces today its integration strategy with Unipetrol a.s., including the expected effects of the operational improvement program and first improvements to be captured already in year 2005.

Regulatory Announcement

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	List of shareholders afterEGM
Released	07:00 26-Oct-05
Number	1663T

Regulatory announcement no 68/2005 dated 25 October 2005

Shareholders with at least 5% of total votes at EGM

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby discloses the list of shareholders who had a right to exercise at least 5% of total votes at the Extraordinary General Meeting of Shareholders of PKN ORLEN which was originally called on October 14, 2005.

No	Shareholder	Number of shares registered at EGM	Number of votes	Shareholder votes at EGM dated October 14, 2005(%)	Shareholder votes in total number of votes (%)
1	NAFTA POLSKA S.A. ul. Jasna 12 00-013 Warszawa	74 076 299	74 076 299	31.19%	17.32%
2	THE BANK OF NEW YORK 101 Barclays Street. 22 ND Floor. NY 10286. New York. USA	48 975 876	48 975 876	20.62%	11.45%
3	STATE TREASURY ul. Krucza 36/Wspolna 6 00 - 522 Warszawa	43 633 897	43 633 897	18.37%	10.20%
4	COMMERCIAL UNION OFE BPH CU WBK ul. Prosta 70 00 - 838 Warszawa	17 500 000	17 500 000	7.37%	4.09%
5	ING NATIONALE-NEDERLANDEN POLSKA OTWARTY FUNDUSZ EMERYTALNY ul. Ludna 2 00 - 406 Warszawa	13 000 000	13 000 000	5.47%	3.04%

END

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Regulatory Announcement

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PKN ORLEN SA
SEC File
82-5036

SEC MAIL PROCESSING RECEIVED JAN 2 6 2006 WASH. D.C. 199 SECTION

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	3q2005 results
Released	07:00 14-Nov-05
Number	0574U

Polski Koncern Naftowy ORLEN S.A. has announced its consolidated results for the third quarter of 2005. The full details of the announcement can be viewed by following the link below.

http://www.rns-pdf.londonstockexchange.com/rns/0574u_-2005-11-14.pdf

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KPMG Audyt Sp. z o.o.
ul. Chlodna 51
00-867 Warszawa, Polska

Telefon +48 22 528 11 00
Fax +48 22 528 10 09
contact_us@kpmg.pl
www.kpmg.pl

INDEPENDENT AUDITORS' REVIEW REPORT ON THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF PKN ORLEN S.A. FOR THE PERIOD FROM 1 JANUARY 2005 TO 30 SEPTEMBER 2005

To *the Shareholders of PKN ORLEN S.A.*

We have reviewed the accompanying condensed consolidated financial statements of the PKN ORLEN S.A. Group ("Group"), with its registered office in Płock, Poland, 7 Chemików Street, that consist of the consolidated balance sheet as at 30 September 2005, with total assets and total liabilities and equity of PLN 32.959.053 thousand, the consolidated profit and loss account for the period from 1 January 2005 to 30 September 2005 with a net profit of PLN 4.309.813 thousand, the statement of changes in consolidated equity for the period from 1 January 2005 to 30 September 2005 with an increase in equity of PLN 5.506.213 thousand, the consolidated cash flow statement for the period from 1 January 2005 to 30 September 2005 with an increase in cash amounting to PLN 530.630 thousand, and accounting policies and explanatory notes.

Management is responsible for the preparation and fair presentation of these condensed consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with respect to matters not regulated by the above standards, in accordance with the Accounting Act dated 29 September 1994 (Official Journal from 2002, No. 76, item 694 with amendments) and the respective laws and in accordance with the Decree of the Ministry of Finance dated 19 October 2005 on current and periodical information provided by issuers of securities (Official Journal from 2005, No. 209, item 1744). Our responsibility is to issue a report on these condensed consolidated financial statements, based on our review. The consolidated financial statements of PKN ORLEN Group as at 31 December 2004, before the transition described in note XVII "Impact of International Financial Reporting Standards adoption on prior period results" of explanatory notes, was audited by another independent auditor, who issued an unqualified opinion to these financial statements, dated 5 May 2005.

KPMG

Except for the matters described below, we conducted our review in accordance with International Standard on Review Engagements 2410 *Review of Interim Financial Information Performed by the Independent Auditor of the Entity* and with Standard No. 4 of the professional standards *General terms of the review of financial statements*, issued by the National Council of Certified Auditors. A review of condensed consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

The Unipetrol a.s. Group financial data included in the condensed consolidated financial statements of PKN ORLEN S.A. Group should be recognised at their fair value in accordance with IFRS 3. As at the date of this report, the process for the determination of the fair values of the acquired assets of the Unipetrol a.s. Group and goodwill calculation had not been completed. In Management Board of PKN ORLEN S.A. Group view, negative goodwill shall finally arise on this transaction. In accordance with the disclosure in note V.1 of the financial statement, the valuations performed by an independent expert until the date of this report, did not include all assets. The valuation of these assets could have a significant impact on the financial statement of PKN ORLEN S.A. Group. Accordingly, the condensed consolidated financial statements of the PKN ORLEN S.A. Group do not include a complete valuation of acquired net assets nor the valuation of negative goodwill arising on acquisition of Unipetrol a.s. shares measured in accordance with IFRS 3. We were not given the opportunity to review the valuation of assets of the Unipetrol a.s. Group as well as negative goodwill valuation as presented in the accompanying condensed consolidated financial statements. In accordance with IFRS 3, the PKN ORLEN S.A. Group should complete fair value valuation of net assets acquired and negative goodwill valuation in relation to the acquisition of the Unipetrol a.s. Group within twelve months of the acquisition date.

The accompanying condensed consolidated financial statements of PKN ORLEN S.A. Group present Polkomtel S.A. shares at cost as "Financial assets - other unconsolidated entities" in all presented periods in accordance with the existing practice of the Group. In our view, in accordance with the Polkomtel S.A. statute and shareholders agreements there are indications that Polkomtel S.A. could be treated as jointly controlled. In accordance with the PKN ORLEN S.A. Group accounting policy would require the jointly controlled entity to be consolidated by the proportionate method in all presented periods. As described in note XVIII b) of the attached condensed consolidated financial statements the Management Board of PKN ORLEN S.A. has committed itself to obtain expert opinion and appropriate analysis which could allow it to determine whether Polkomtel S.A. is jointly controlled. As at the date of this report, PKN ORLEN S.A. had not determined the adjustments required, if any, if PKN ORLEN S.A. was to recognise Polkomtel S.A. as a jointly controlled entity.

According to the information presented in Note I, KPMG was not provided with access to the accounting records of Ceska Rafinerska a.s., Aliachem a.s., Agrobohemie a.s. and Lovochemie a.s. The review report on the condensed consolidated financial statements of Unipetrol a.s. Group is qualified in respect of the scope limitation of the review as follows:

KPMG

"As at 30 September 2005, the Auditor was not provided with access to the accounting records of Ceska Rafinerska a.s, in which Unipetrol a.s. Group has a 51% interest. The share of total assets, equity, revenues and net result of Ceska Rafinerska a.s. in the consolidated financial statements of the Unipetrol a.s. Group for the 4 months period ended 30 September 2005 (translated to polish zloty) amounted to PLN 1.835.857 thousand, PLN 1.251.181 thousand, PLN 224.260 thousand and PLN 9.524 thousand, respectively. In addition, as at 30 September 2005 the Auditor was not provided with access to the accounting records of the following associated companies: Aliachem a.s., Agrobohemie a.s. and Lovochemie a.s. The net assets of these associated companies of Unipetrol a.s Group as presented in the consolidated financial statements of the Unipetrol a.s Group (translated to polish zloty) amounted to PLN 495.482 thousand, and Unipetrol a.s. Group's share of the net loss for the 4 months period ended 30 September 2005 amounted to PLN 8.814 thousand.

Based on our review, except as noted above, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements, including note XVII "Impact of International Financial Reporting Standards adoption on prior period results", do not present fairly in all material respects, the financial position of PKN ORLEN Group as at 30 September 2005, and its financial performance and its cash flows for the period from 1 January 2005 to 30 September 2005 in accordance with International Financial Reporting Standards as adopted by the European Union.

Moreover, we draw your attention to following issues:

- The comparative information as at and for the 9 months ended 30 September 2004, before the transition described in note XVII "Impact of International Financial Reporting Standards adoption on prior period result" of explanatory notes to the consolidated financial statements, were subject to review by another independent auditor.

- Note XVII to the condensed consolidated financial statements explains the Company's transition to International Financial Reporting Standards as adopted by the European Union. The condensed consolidated financial statements have been prepared in accordance with accounting standards adopted by the European Union that are issued and available for early adoption as of 31 December 2005, the Company's first annual reporting date at which it is required to use accounting standards adopted by the European Union. However, the accounting standards adopted by the European Union that will be effective as of 31 December 2005 are still subject to change and to additional interpretations and therefore cannot be determined with certainty at the time of preparing this condensed consolidated financial statements. Accordingly, there is a possibility that the Company's management may determine that changes to the accounting policies adopted in preparing the condensed consolidated financial statements are necessary when it prepares its first annual financial statements in accordance with accounting standards adopted by the European Union as of 31 December 2005.

KPMG

- In accordance with IFRS 1 the Group is currently in the process of valuing of property, plant and equipment at fair value. The preliminary results of this valuation have been recognised in the accompanying condensed consolidated financial statements of the PKN ORLEN S.A. Group.

....
Certified Auditor 10268/7598
Monika Bartoszewicz, Director

....
On behalf of KPMG Audyt Sp. z o.o.
ul. Chłodna 51, 00-867 Warsaw
Certified Auditor No. 9451/7175
Leszek Dubicki,
Member of the Board of Directors

Warsaw, 7 November 2005

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS OF 9 AND 3 MONTHS ENDED 30 SEPTEMBER 2005 AND 30 SEPTEMBER 2004 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

PKN ORLEN SA
SEC File
82-5036

SECURITIES AND EXCHANGE COMMISSION

Consolidated quarterly report QSr III quarter/ 2005

quarter/ (current year)

(in accordance with § 86 section 2 and § 87 section 1 of the Ministry of Finance Decree of 19 October 2005, Official Journal No. 209, item 1744)

(for issuers of securities whose business activity embraces manufacture, construction, trade and services)

for the three quarters of the reporting year 2005, that is for the period from 1 January 2005 to 30 September 2005 and for the three quarters of the reporting year 2004, that is for the period from 1 January 2004 to 30 September 2004 which includes condensed consolidated financial statements prepared in accordance with International Financial Reporting Standards with amounts stated in the Polish functional currency (PLN) and condensed standalone financial statements prepared in accordance with International Financial Reporting Standards with amounts stated in the Polish functional currency (PLN)

on 14 November 2005
(submission date)

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA
(full name of the issuer)

PKN ORLEN S.A.	*CHEMICAL*
(abbreviated name of the issuer)	(industrial sector in line with classification of Warsaw Stock Exchange)
09-411	*PŁOCK*
(zip code)	(location)
CHEMIKÓW	*7*
(street)	(number)

48 24 365 28 95	**48 24 365 40 40**	**media@orlen.pl**
(telephone)	(fax)	(e-mail)
774-00-01-454	**610188201**	**www.orlen.pl**
(NIP)	(REGON)	(www)

KPMG AUDYT SP. Z O.O.
(entity authorized to conduct audit)

POLSKI KONCERN NAFTOWY ORLEN S.A.
SELECTED FINANCIAL DATA

SELECTED FINANCIAL DATA	thousand PLN		thousand EUR	
	III quarter 2005 (cummulative data)	III quarter 2004 (cummulative date)	III quarter 2005 (cummulative data)	III quarter 2004 (cummulative date)
Data in respect of MSSF consolidated financial statement				
I. Net revenues from sale of finished goods, merchandise and raw materials	29 835 384	22 317 367	7 351 695	5 499 191
II. Profit / (Loss) on operations	4 687 123	2 059 291	1 154 947	507 427
III. Gross profit	5 002 944	2 202 624	1 232 768	542 745
IV. Net profit	4 309 813	1 707 908	1 061 975	420 843
V. Net cash provided by operating activities	2 749 530	2 799 526	677 508	689 827
VI. Net cash used in investing activities	(1 711 092)	(1 526 854)	(421 628)	(376 230)
VII. Net cash provided by / (used in) financing activities	(507 808)	(836 394)	(125 128)	(206 095)
VIII. Net change in cash and cash equivalents	530 630	436 278	130 752	107 503
IX. Profit (loss) per ordinary share for 9 months (in PLN/EUR)	10,08	3,99	2,48	0,98
	as of 30.09.2005	as of 30.09.2004	as of 30.09.2005	as of 30.09.2004
X. Non-current assets	20 428 165	12 035 573	5 215 790	3 072 965
XI. Current assets	12 530 888	8 238 188	3 199 430	2 103 403
XII. Total assets	32 959 053	20 273 761	8 415 221	5 176 368
XIII. Long-term liabilities	5 331 707	3 214 359	1 361 310	820 701
XIV. Short-term liabilities	9 097 597	4 624 749	2 322 830	1 180 807
XV. Equity	18 529 749	12 434 653	4 731 080	3 174 859
XVI. Share capital*	1 057 635	1 057 635	270 039	270 039
XVII. Total equity (attributed to shareholders of the parent company)	15 903 680	11 971 453	4 060 583	3 056 593
XVIII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XIX. Book value per share (in PLN/EUR)	43,32	29,07	11,06	7,42
Data in respect of MSSF condensed standalone financial statement				
	III quarter 2005 (cummulative data)	III quarter 2004 (cummulative date)	III quarter 2005 (cummulative data)	III quarter 2004 (cummulative date)
I. Net revenues from sale of finished goods, merchandise and raw materials	16 069 948	13 507 488	3 959 773	3 328 361
II. Profit / (Loss) on operations	2 257 274	1 852 274	556 212	456 416
III. Gross profit	2 650 808	2 018 073	653 182	497 271
IV. Net profit	2 124 810	1 625 253	523 571	400 476
V. Net cash provided by operating activities	1 330 227	1 814 491	327 779	447 106
VI. Net cash used in investing activities	(991 172)	(641 777)	(244 233)	(158 139)
VII. Net cash provided by / (used in) financing activities	(294 268)	(809 118)	(72 510)	(199 374)
VIII. Net change in cash and cash equivalents	44 787	363 596	11 036	89 594
IX. Profit (loss) per ordinary share for 9 months (in PLN/EUR)	4,97	3,80	1,22	0,94
	as of 30.09.2005	as of 30.09.2004	as of 30.09.2005	as of 30.09.2004
X. Non-current assets	11 845 596	9 895 220	3 024 459	2 526 482
XI. Current assets	7 535 957	6 109 902	1 924 107	1 560 002
XII. Total assets	19 381 553	16 005 122	4 948 566	4 086 484
XIII. Long-term liabilities	2 260 518	2 447 579	577 163	624 924
XIV. Short-term liabilities	4 644 771	2 837 600	1 185 919	724 506
XV. Equity	12 476 264	10 719 943	3 185 483	2 737 053
XVI. Share capital*	1 057 635	1 057 635	270 039	270 039
XVII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XVIII. Book value per share (in PLN/EUR)	29,17	25,06	7,45	6,40

* Share capital after revaluation in accordance with IAS 29.

The above financial data were converted to EUR in line with the following methods:

- specific positions of assets, equity and liabilities – in accordance with the average exchange rate announced by the National Bank of Poland for 30 September 2005 – PLN 3.9166 / EUR,
- specific profit and loss items and positions of the statement of cash flows – in accordance with the exchange rate being the arithmetic average of the average exchange rates announced by the National Bank of Poland as at the last day of each complete month of the reporting period (from 1 January to 30 September 2005) – PLN 4.0583 / EUR.

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
as at 30 September 2005, 31 December 2004 and 30 September 2004
(all amounts in PLN thousand)

	30 September 2005 (unaudited)	31 December 2004 (unaudited)	30 September 2004 (unaudited)
		(in thousand PLN)	
ASSETS			
Non-current assets			
Property, plant and equipment	18 376 144	11 118 867	10 942 560
Goodwill	17 001	20 501	20 317
Intangible assets	757 249	344 431	344 518
Long-term financial investments	632 488	511 564	523 371
Investments in associates	496 448	118 014	124 686
Deferred tax assets	50 367	27 016	6 831
Other non-current assets	19 928	8 794	9 510
Perpetual usufruct of land	60 999	40 023	45 768
Investment property	17 541	17 893	18 012
Total non-current assets	**20 428 165**	**12 207 103**	**12 035 573**
Current assets			
Inventory	5 696 512	3 224 924	3 452 013
Trade and other receivables	5 196 854	2 598 800	2 998 949
Income tax receivable	19 054	23 309	785
Short-term investments	87 073	1 124 155	475 735
Short-term prepayments	135 358	102 091	138 226
Cash and cash equivalents	1 266 613	735 813	1 068 777
Other financial assets	129 424	154 217	103 703
Total current assets	**12 530 888**	**7 963 309**	**8 238 188**
Total assets	**32 959 053**	**20 170 412**	**20 273 761**
LIABILITIES AND SHAREHOLDER'S EOUITY			
Equity			
Nominal share capital	534 636	534 636	534 636
Share capital revaluation adjustment	522 999	522 999	522 999
Share capital*	**1 057 635**	**1 057 635**	**1 057 635**
Nominal share premium	1 058 450	1 058 450	1 058 450
Share premium revaluation adjustment	168 803	168 803	168 803
Share premium	**1 227 253**	**1 227 253**	**1 227 253**
Hedging reserve	25 067	59 195	20 896
Foreign exchange differences on subsidiaries from consolidation	(111 792)	(9 444)	22 739
Retained earnings	13 705 517	10 304 884	9 642 930
Total equity (attributed to shareholders of the parent company)	**15 903 680**	**12 639 523**	**11 971 453**
Minority interest	2 626 069	384 013	463 200
Total equity	**18 529 749**	**13 023 536**	**12 434 653**
Non-current liabilities			
Interest-bearing loans and borrowings	3 293 869	2 083 536	2 154 891
Provisions	797 441	637 689	595 002
Deferred tax liabilities	1 109 980	387 855	417 522
Other non-current liabilities	130 417	34 255	46 944
Total non-current liabilities	**5 331 707**	**3 143 335**	**3 214 359**
Current liabilities			
Trade and other liabilities and accrued expenses	7 158 377	3 417 916	4 015 580
Provisions	667 165	283 442	133 008
Income tax liability	104 518	1 680	77 017
Interest-bearing loans and borrowings	1 097 737	241 599	346 994
Deferred income	63 512	16 911	36 383
Other current financial liabilities	6 288	41 993	15 767
Total current liabilities	**9 097 597**	**4 003 541**	**4 624 749**
Total equity and liabilities	**32 959 053**	**20 170 412**	**20 273 761**

* share capital was revalued in accordance with IAS 29

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED PROFIT AND LOSS STATEMENTS
for the periods of 9 months ended 30 September 2005 and 30 September 2004
(all amounts in PLN thousand)

	for the period of 9 months ended 30 September 2005 (unaudited)	for the period of 9 months ended 30 September 2004 (unaudited)
	(in thousand PLN)	
Operating activities		
Net sale revenues		
Sale of goods	28 893 757	21 646 181
Excise tax and other charges	(8 091 444)	(7 554 968)
Revenues from sale of finished goods	20 802 313	14 091 213
Revenues from sale of merchandise and raw materials	9 033 071	8 226 154
Total sales revenues	**29 835 384**	**22 317 367**
Cost of finished goods sold	(15 975 464)	(10 161 286)
Cost of merchandise and raw materials sold	(8 491 905)	(7 682 072)
Gross profit on sales	**5 368 015**	**4 474 009**
Other operating income*	2 267 391	180 692
Distribution expenses	(1 579 197)	(1 601 355)
General and administrative expenses	(681 682)	(626 555)
Other operating expenses	(687 404)	(367 500)
Profit from operations	**4 687 123**	**2 059 291**
Financial income	582 818	247 952
Financial expenses	(308 288)	(129 091)
Net financial revenues and expenses	**274 530**	**118 861**
Share in profit from investments accounted for under equity method	11 896	11 151
Profit on the sale of all or part of shares of related parties	29 395	13 321
Profit before tax	**5 002 944**	**2 202 624**
Income tax expense	(646 537)	(453 786)
Profit after tax	**4 356 407**	**1 748 838**
Minority interest	(46 594)	(40 930)
Net profit	**4 309 813**	**1 707 908**
Basic and diluted earnings per share in Polish Zloty	**10,08**	**3,99**

*incl. in 3rd quarter 2005 the excess of share in the net consolidated assets of UNIPETROL over the acquisition cost in the amount of PLN 2,005,028 thousand

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED PROFIT AND LOSS STATEMENTS
for the periods of 3 months ended 30 September 2005 and 30 September 2004
(all amounts in PLN thousand)

	III quarter period from 1.07.2005 to 30.09.2005 (unaudited)	III quarter period from 1.07.2004 to 30.09.2004 (unaudited)
	(in thousand PLN)	
Operating activities		
Net sale revenues		
Sale of goods	12 733 413	8 166 263
Excise tax and other charges	(2 970 038)	(2 656 096)
Revenues from sale of finished goods	9 763 375	5 510 167
Revenues from sale of merchandise and raw materials	3 311 053	2 994 048
Total sales revenues	**13 074 428**	**8 504 215**
Cost of finished goods sold	(7 661 122)	(3 992 428)
Cost of merchandise and raw materials sold	(3 386 776)	(2 770 832)
Gross profit on sales	**2 026 530**	**1 740 955**
Other operating income	96 890	71 060
Distribution expenses	(542 810)	(537 892)
General and administrative expenses	(258 877)	(204 286)
Other operating expenses	(126 626)	(74 705)
Profit from operations	**1 195 107**	**995 132**
Financial income	130 768	90 851
Financial expenses	(63 419)	(30 832)
Net financial revenues and expenses	**67 349**	**60 019**
Share in profit from investments accounted for under equity method	4 189	2 246
Profit on the sale of all or part of shares of related parties	-	9 526
Profit before tax	**1 266 645**	**1 066 923**
Income tax expense	(253 852)	(216 770)
Profit after tax	**1 012 793**	**850 153**
Minority interest	(32 628)	(17 361)
Net profit	**980 165**	**832 792**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the period of 9 months ended 30 September 2005 and 30 September 2004
(all amounts in PLN thousand)

	for the period of 9 months ended 30 September 2005 (unaudited)	for the period of 9 months ended 30 September 2004 (unaudited)
	(in thousand PLN)	
Cash flows - operating activities		
Net profit	**4 309 813**	**1 707 908**
Adjustments for:		
Minority interest	46 594	40 930
Share in profit from investments accounted for under equity method	(11 896)	(11 151)
Depreciation and amortisation	1 059 478	1 004 420
Interest and dividend income, net	(18 211)	(4 555)
Income tax expense	646 537	453 786
(Profit) / Loss on investing activities	(42 517)	99 280
(Increase) in receivables	(273 736)	(519 479)
(Increase) in inventories	(1 371 291)	(445 707)
Increase in liabilities and accruals	801 835	638 931
Increase in provisions	422 596	99 783
Other*	(2 252 479)	67 727
Income tax paid	(567 193)	(332 347)
Net cash provided by operating activities	**2 749 530**	**2 799 526**
Cash flows - investing activities		
Acquisition of property, plant and equipment and intangible assets	(1 496 341)	(1 258 591)
Proceeds from the sale of property, plant and equipment	46 689	50 876
Proceeds from the sale of shares	76 818	40 477
Acquisition of shares**	(1 341 410)	(43 648)
Acquisition of short-term securities	(125 114)	(504 431)
Proceeds from the sale of short-term securities	1 155 033	89 509
Interest and dividends received	138 112	88 437
Loans repaid / (granted)	2 935	(1 160)
Other***	(167 814)	11 677
Net cash used in investing activities	**(1 711 092)**	**(1 526 854)**
Cash flow - financing activities		
Proceeds from long and short-term borrowings and loans	1 657 556	974 536
Repayment of long and short-term borrowings and loans	(1 583 753)	(1 447 803)
Interest paid	(99 740)	(79 296)
Dividends paid	(457 649)	(278 011)
Other	(24 222)	(5 820)
Net cash provided by / (used in) financing activities	**(507 808)**	**(836 394)**
Net change in cash and cash equivalents	**530 630**	**436 278**
Effect of exchange rate changes	170	(1 760)
Cash and cash equivalents, beginning of the period	**735 813**	**634 259**
Cash and cash equivalents, end of period, incl.	**1 266 613**	**1 068 777**
Cash and cash equivalents not available for use	114 469	297 266

* Incl. in 2005 the excess of share in the net consolidated assets of the Unipetrol Group over the acquisition price - PLN 2,005,028 thousand.

** Incl. in 2005 the acquisition of the Unipetrol Group for PLN 1,562,335 thousand, decreased by acquired cash of PLN 220,007 thousand.

*** Incl. in 2005 the acquisition of liabilities of the Unipetrol Group of PLN 171,648 thousand.

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED STATEMENTS OF CHANGES IN CONSOLIDATED EQUITY
as at 30 September 2005, 31 December 2004 and 30 September 2004
(all amounts in PLN thousand)

	Share capital	Share premium	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2005 (unaudited)	1 057 635	1 227 253	-	62 366	8 206 615	433 859	10 987 728
Foreign exchange differences on consolidation	-	-	-	(39 627)	-	-	(39 627)
Dividend	-	-	-	-	(278 011)	-	(278 011)
Net profit	-	-	-	-	1 707 908	-	1 707 908
Impairment of non-current assets	-	-	-	-	6 418	-	6 418
Hedge accounting - cash flow hedges	-	-	20 896	-	-	-	20 896
Minority interest	-	-	-	-	-	40 930	40 930
Change in shareholders structure	-	-	-	-	-	(11 589)	(11 589)
30 September 2004 (unaudited)	1 057 635	1 227 253	20 896	22 739	9 642 930	463 200	12 434 653

	Share capital	Share premium	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2005 (unaudited)	1 057 635	1 227 253	59 195	(9 444)	10 304 884	384 013	13 023 536
Foreign exchange differences on consolidation	-	-	-	(102 348)	-	-	(102 348)
Dividend	-	-	-	-	(911 020)	-	(911 020)
Net profit	-	-	-	-	4 309 813	-	4 309 813
Impairment of non-current assets	-	-	-	-	(487)	-	(487)
Hedge accounting - cash flow hedges	-	-	(34 128)	-	-	-	(34 128)
Inne	-	-	-	-	2 327	-	2 327
Minority interest	-	-	-	-	-	46 594	46 594
Change in shareholders structure	-	-	-	-	-	2 195 462	2 195 462
30 September 2005 (unaudited)	1 057 635	1 227 253	25 067	(111 792)	13 705 517	2 626 069	18 529 749

	Share capital	Share premium	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2004 (unaudited)	1 057 635	1 227 253	-	62 366	8 206 615	433 859	10 987 728
Foreign exchange differences on consolidation	-	-	-	(71 810)	-	-	(71 810)
Dividend	-	-	-	-	(278 011)	-	(278 011)
Net profit	-	-	-	-	2 372 817	-	2 372 817
Impairment of non-current assets	-	-	-	-	3 463	-	3 463
Hedge accounting - cash flow hedges	-	-	59 195	-	-	-	59 195
Minority interest	-	-	-	-	-	53 950	53 950
Change in shareholders structure	-	-	-	-	-	(103 796)	(103 796)
31 December 2004 (unaudited)	1 057 635	1 227 253	59 195	(9 444)	10 304 884	384 013	13 023 536

POLSKI KONCERN NAFTOWY ORLEN S.A.
STANDALONE CONDENSED BALANCE SHEETS
as at 30 September 2005, 31 December 2004 and 30 September 2004
(all amounts in PLN thousand)

PKN ORLEN SA
SEC File
82-5036

	30 September 2005	31 December 2004	30 September 2004
	(unaudited)	(unaudited)	(unaudited)
		(in thousand PLN)	
ASSETS			
Non-current assets			
Property, plant and equipment	7 760 463	7 615 963	7 536 133
Intangible assets	31 404	29 404	31 185
Long-term financial investments	512 034	498 963	476 829
Investments in associates	3 438 958	1 685 878	1 791 799
Other non-current assets	71 001	32 302	35 682
Perpetual usufruct of land	31 736	24 931	23 592
Total non-current assets	**11 845 596**	**9 887 441**	**9 895 220**
Current assets			
Inventory	4 091 559	2 621 975	2 917 975
Trade and other receivables	2 926 530	1 908 263	2 269 187
Income tax receivable	-	10 206	-
Short-term investments	675	1 261 747	305 028
Short-term prepayments	52 521	68 329	89 258
Cash and cash equivalents	336 040	291 138	425 359
Other financial assets	128 632	154 018	103 095
Total current assets	**7 535 957**	**6 315 676**	**6 109 902**
Total assets	**19 381 553**	**16 203 117**	**16 005 122**
LIABILITIES AND SHAREHOLDER'S EQUITY			
Equity			
Nominal share capital	534 636	534 636	534 636
Share capital revaluation adjustment	522 999	522 999	522 999
Share capital*	**1 057 635**	**1 057 635**	**1 057 635**
Nominal share premium	1 058 450	1 058 450	1 058 450
Share premium revaluation adjustment	168 803	168 803	168 803
Share premium	**1 227 253**	**1 227 253**	**1 227 253**
Hedging reserve	48 141	75 943	42 374
Retained earnings	10 143 235	8 929 635	8 392 681
Total equity	**12 476 264**	**11 290 466**	**10 719 943**
Non-current liabilities			
Interest-bearing loans and borrowings	1 383 082	1 407 707	1 527 769
Provisions	561 222	498 334	572 362
Deferred tax liabilities	313 021	305 670	347 448
Other non-current liabilities	3 193	-	-
Total non-current liabilities	**2 260 518**	**2 211 711**	**2 447 579**
Current liabilities			
Trade and other liabilities and accrued expenses	3 792 453	2 432 232	2 518 545
Provisions	526 291	235 447	103 193
Interest-bearing loans and borrowings	264 004	5 863	117 248
Deferred income	7 133	6 048	23 329
Income tax liability	50 192	-	63 617
Other current financial liabilities	4 698	21 350	11 668
Total current liabilities	**4 644 771**	**2 700 940**	**2 837 600**
Total equity and liabilities	**19 381 553**	**16 203 117**	**16 005 122**

*share capital was revalued in accordance withs IAS 29

POLSKI KONCERN NAFTOWY ORLEN S.A.
STANDALONE CONDENSED PROFIT AND LOSS STATEMENTS
for the period of 9 months ended 30 September 2005 and 30 September 2004
(all amounts in PLN thousand)

	for the period of 9 months ended 30 September 2005 (unaudited)	for the period of 9 months ended 30 September 2004 (unaudited)
	(in thousand PLN)	
Operating activities		
Net sale revenues		
Sale of goods	22 166 198	19 643 914
Excise tax and other charges	(7 627 057)	(7 495 469)
Revenues from sale of finished goods	14 539 141	12 148 445
Revenues from sale of merchandise and raw materials	1 530 807	1 359 043
Total sales revenues	**16 069 948**	**13 507 488**
Cost of finished goods sold	(10 813 878)	(9 084 502)
Cost of merchandise and raw materials sold	(1 173 011)	(1 066 939)
Gross profit on sales	**4 083 059**	**3 356 047**
Other operating income	85 779	135 071
Distribution expenses	(1 050 778)	(1 041 738)
General and administrative expenses	(362 760)	(389 767)
Other operating expenses	(498 026)	(207 339)
Profit from operations	**2 257 274**	**1 852 274**
Financial income	521 502	238 693
Financial expenses	(127 968)	(72 894)
Net financial revenues and expenses	**393 534**	**165 799**
Profit before tax	**2 650 808**	**2 018 073**
Income tax expense	(525 998)	(392 820)
Net profit	**2 124 810**	**1 625 253**
Basic and diluted earnings per share in Polish Zloty	**4,97**	**3,80**

POLSKI KONCERN NAFTOWY ORLEN S.A.
STANDALONE CONDENSED PROFIT AND LOSS STATEMENTS
for the period of 3 months ended 30 September 2005 and 30 September 2004
(all amounts in PLN thousand)

	III quarter period from 1.07.2005 to 30.09.2005 (unaudited)	III quarter period from 1.07.2004 to 30.09.2004 (unaudited)
	(in thousand PLN)	
Operating activities		
Net sale revenues		
Sale of goods	8 262 905	7 433 145
Excise tax and other charges	(2 659 546)	(2 646 973)
Revenues from sale of finished goods	5 603 359	4 786 172
Revenues from sale of merchandise and raw materials	717 792	612 831
Total sales revenues	**6 321 151**	**5 399 003**
Cost of finished goods sold	(4 355 269)	(3 624 373)
Cost of merchandise and raw materials sold	(552 850)	(475 627)
Gross profit on sales	**1 413 032**	**1 299 003**
Other operating income	16 519	86 377
Distribution expenses	(348 162)	(336 291)
General and administrative expenses	(117 493)	(128 871)
Other operating expenses	(43 534)	(67 388)
Profit from operations	**920 362**	**852 830**
Financial income	105 915	82 487
Financial expenses	(28 975)	(16 723)
Net financial revenues and expenses	**76 940**	**65 764**
Profit before tax	**997 302**	**918 594**
Income tax expense	(183 943)	(179 459)
Net profit	**813 359**	**739 135**

POLSKI KONCERN NAFTOWY ORLEN S.A.
STANDALONE CONDENSED STATEMENTS OF CASH FLOWS
for the period of 9 months ended 30 September 2005 and 30 September 2004
(all amounts in PLN thousand)

	for the period of 9 months ended 30 September 2005	for the period of 9 months ended 30 September 2004
	(unaudited)	(unaudited)
	(in thousand PLN)	
Cash flows - operating activities		
Net profit	**2 124 810**	**1 625 253**
Adjustments for:		
Depreciation and amortisation	606 258	737 146
Interest and dividend income, net	(120 047)	(50 931)
Income tax expense	525 998	392 820
(Profit) / Loss on investing activities	(29 101)	2 292
(Increase) in receivables	(662 621)	(449 799)
(Increase) in inventories	(1 469 584)	(405 472)
Increase in liabilities and accruals	672 348	272 272
Increase in provisions	360 297	57 184
Other	(219 882)	(72 378)
Income tax paid	(458 249)	(293 896)
Net cash provided by operating activities	**1 330 227**	**1 814 491**
Cash flows - investing activities		
Acquisition of property, plant and equipment and intangible assets	(752 945)	(718 581)
Proceeds from the sale of property, plant and equipment	8 238	85 469
Proceeds from the sale of shares in Naftoport	67 692	-
Proceeds from the sale of shares	8 141	29 981
Acquisition of shares *	(1 567 004)	(61 826)
Proceeds from the sale of short-term securities	1 010 986	-
Acquisition of short-term securities	-	(305 028)
Interest and dividends received	166 396	96 693
Proceeds from repayment of loan granted to subsidiary	240 248	-
Proceeds from return of additional payments to subsidiaries' equity	-	230 299
Other**	(172 924)	1 216
Net cash used in investing activities	**(991 172)**	**(641 777)**
Cash flow - financing activities		
Proceeds from long and short-term borrowings and loans	395 492	695 903
Repayment of long and short-term borrowings and loans	(194 248)	(1 184 017)
Interest paid	(37 863)	(42 869)
Dividends paid	(457 649)	(278 011)
Other	-	(124)
Net cash provided by / (used in) financing activities	**(294 268)**	**(809 118)**
Net change in cash and cash equivalents	**44 787**	**363 596**
Effect of exchange rate changes	115	(1 006)
Cash and cash equivalents, beginning of the period	**291 138**	**62 769**
Cash and cash equivalents, end of period, incl.	**336 040**	**425 359**
Cash and cash equivalents not available for use	6 473	187 963

* In 2005 PLN 1,562,335 thousand relates to the acquisition of the Unipetrol Group

** Incl. in 2005 the acquisition of liabilities of the Unipetrol Group of PLN 171,648 thousand.

POLSKI KONCERN NAFTOWY ORLEN S.A.
STANDALONE STATEMENTS OF CHANGES IN EQUITY
as at 30 September 2005, 31 December 2004 and 30 September 2004
(all amounts in PLN thousand)

	Share capital	Share premium	Hedging reserve	Retained earnings	Total equity
1 January 2005 (unaudited)	1 057 635	1 227 253	-	7 054 382	9 339 270
Dividend	-	-	-	(278 011)	(278 011)
Net profit	-	-	-	1 625 253	1 625 253
Impairment of non-current assets	-	-	-	(8 943)	(8 943)
Hedge accounting - cash flow hedges	-	-	42 374	-	42 374
30 September 2004 (unaudited)	1 057 635	1 227 253	42 374	8 392 681	10 719 943

	Share capital	Share premium	Hedging reserve	Retained earnings	Total equity
1 January 2005 (unaudited)	1 057 635	1 227 253	75 943	8 929 635	11 290 466
Dividend	-	-	-	(911 020)	(911 020)
Net profit	-	-	-	2 124 810	2 124 810
Impairment of non-current assets	-	-	-	(190)	(190)
Hedge accounting - cash flow hedges	-	-	(27 802)	-	(27 802)
30 September 2005 (unaudited)	1 057 635	1 227 253	48 141	10 143 235	12 476 264

	Share capital	Share premium	Hedging reserve	Retained earnings	Total equity
1 stycznia 2004 (unaudited)	1 057 635	1 227 253	-	7 054 382	9 339 270
Dividend	-	-	-	(278 011)	(278 011)
Net profit	-	-	-	2 154 351	2 154 351
Impairment of non-current assets	-	-	-	(1 087)	(1 087)
Hedge accounting - cash flow hedges	-	-	75 943	-	75 943
31 December 2004 (unaudited)	1 057 635	1 227 253	75 943	8 929 635	11 290 466

(all amounts in PLN thousand)

I. PRINCIPLE ACTIVITY OF THE GROUP

The Parent Company of the Polski Koncern Naftowy ORLEN Group ("Group") is Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "Company", "Parent"), seated in Płock, Poland, 7 Chemikow Street.
The Company was established under the notarial deed of 29 June 1993 as a result of the transformation of a state owned enterprise into a joint-stock company registered as Mazowieckie Zakłady Rafineryjne i Petrochemiczne "Petrochemia Płock" S.A. in the District Court of Płock. Effective 20 May 1999, the Company changed its business name to Polski Koncern Naftowy Spółka Akcyjna.
On 7 September 1999, Centrala Produktów Naftowych "CPN" Spółka Akcyjna was incorporated and thus CPN was removed from the commercial register. Effective 12 April 2000, the Company changed its business name to Polski Koncern Naftowy ORLEN Spółka Akcyjna.

The Group's operations comprise of refining of petroleum and manufacture of a wide range of petroleum products, chemical and petrochemical products, delivery as well as wholesale and retail sale of those products.

Before the date of the second public offering completed in July 2000, the Group had been directly and indirectly owned by the Polish State Treasury, the minority shares being held by employees and other parties. The State Treasury supervised the Group by executing control over the ultimate Parent Company, Nafta Polska S.A. As at 31 October 2005, Nafta Polska S.A. held directly or indirectly 17.32% shares in PKN ORLEN SA, the Polish State Treasury 10.2%, Bank of New York (as a depositor) 11.96%, and other shareholders 60.52% of the Company's shares.

FMR Corp. with its direct and indirect subsidiaries, seated in Boston and Fidelity International Limited with its direct and indirect subsidiaries, seated in Bermuda, held 21,436,944 PKN ORLEN shares as at 24 May 2005, which is 5.01% of the share capital and gives title to 21,436,944 votes at the General Shareholders' Meeting and 5.01% of the total votes at the General Meeting of PKN ORLEN.

II. PRINCIPLES ADOPTED FOR PREPARATION OF THE CONSOLIDATED QUARTERLY STATEMENTS FOR THE THIRD PERIOD OF 2005

As of 1 January 2005, the amended Polish Accounting Act imposed a requirement on the Group to prepare its consolidated financial statements in accordance with International Financial Reporting Standards ("IFRSs") adopted by the European Union. The information disclosed in these consolidated financial statements is compliant with IAS 34 "Interim Financial Reporting". As at the day of preparation of these consolidated financial statements the scope of standards adopted by the International Accounting Standards Board and the standards adopted by the European Union differ with respect to some issues of IAS 39 "Financial Instruments: Recognition and Measurement". The above differences do not concern these consolidated financial statements.

The International Accounting Standards Board issued International Financial Reporting Standard No. 1 ("IFRS 1") "First-time Adoption of International Financial Reporting Standards" which is applicable for the preparation of financial statements for periods beginning on or after 1 January 2004. In addition to entities preparing their first financial statements in accordance with IFRSs, IFRS 1 is also applicable to entities such as the PKN ORLEN Group, which have already applied IFRSs yet their statements contained a comment on non-compliance with particular standards. In particular, IFRS 1 requires that an entity would disclose in its IFRS financial statements all assets and liabilities which are to be recognized under IFRSs. In accordance with IFRS 1, an entity may state its property, plant and eqiupment at fair value as of IFRSs first time adoption date, i.e. as at 1 January 2004, and recognize the fair value as the cost of property, plant and equipment as at that date.

From 1 January 2005 the Group has prepared its consolidated financial statements first time in compliance with IFRS 1 as it complies with conditions defined in that standard.

From 1 January 2005, PKN ORLEN, acting under Resolution No. 3 of the Extraordinary General Shareholders' Meeting of Polski Koncern Naftowy ORLEN S.A. of 30 December 2004 (adopted in compliance with Art. 45 1c of the Accounting Act, wording effective from 1 January 2005), has prepared its statutory standalone financial statements in accordance with IFRSs approved by the European Commission and in force for 2005.

(all amounts in PLN thousand)

The consolidated financial statements have been prepared based on historic cost, except for: derivatives, financial instruments at fair value though profit and loss, financial assets available for sale, and investment properties stated at fair value.

1. Statement of compliance

Under the Ministry of Finance Decree of 19 October 2005 on current and periodical information provided by issuers of securities, PKN ORLEN Management Board hereby honestly and sincerely declares that the foregoing financial statements and comparative data have been prepared in accordance with the accounting principles adopted in the Group (excluding exceptions discussed below) and that they reflect the true and fair view PKN ORLEN's financial status and its financial result, and that the half-year report of the Management Board provides the true overview of PKN ORLEN's development, achievements and business situation, including basic risks and exposures.

The consolidated financial statements presented in this consolidated report and condensed standalone financial statements which are attached to this report have been prepared in accordance with accounting principles contained in International Financial Reporting Standards and in the scope required under the Ministry of Finance Decree of 19 October 2005 on current and periodical information provided by issuers of securities (Official Journal No. 209, item 1744), and they cover the period from 1 January to 30 September 2005 and the comparative period from 1 January to 30 September 2004.

When preparing these consolidated financial statements the Group applied International Financial Reporting Standards in force as at 30 September 2005. In accordance with IFRS 3, these consolidated financial statements include an initial impact of acquisition of UNIPETROL, due to the conducted measurement of the acquired assets (the initial effect of net value measurement of the non-current assets was recognised with respect to this transaction, except for assets of Česka Rafinerska) and the ongoing process of determining the final acquisition cost.

The balance sheet value of property, plant and eqiupment was revalued as of 1 January 2004 by an independent expert. The Group recognised the effect of the measurement, which is currently being reviewed. The results of the review will be published in the report for the fourth quarter 2005. The revaluation covered non-current assets of all the Group companies (except for assets of Anwil S.A.) made in accordance with the principles discussed under section A. Accounting Principles "Property, plant and equipment" in order to achieve full compliance with the International Accounting Standard 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29) and the International Accounting Standard 16 "Property, Plant and Equipment" (IAS 16). The Group recognised the revalued amount as the deemed cost as at the date of measurement.

The Parent's Management Board expects to complete the process still in 2005, which will ensure that all IFRSs required for 2005 statutory reporting be applied before the year end. According to the Board, the projected effect of potential adjustments resulting from compliance with the above requirements will not impact significantly the Group assets, equity or results for the three quarters of 2005.
In accordance with IAS 16, the Group has commenced a process aiming to ensure that all significant items of property, plant and equipment, with different economic useful lives or depreciation methods, be identified in order to calculate relevant depreciation allowances. The Group plans to conclude the process before the end of 2005.

As at the date of preparation of consolidated financial statements, the Group applied transitional provisions of IFRS 3 "Business Combinations" for conversion of comparative data as at 1 January 2004 (which is required by IFRS 1), as discussed below. The Group applied also an exemption contained in IFRS 1 for business combinations despite the fact that it did not fully comply with IFRS 1 requirements as at the date of preparation of these financial statements. In accordance with IFRS 3, if IFRS 1 requirements are not complied with in 2005, the Group should apply transitional provisions of IFRS 3 from 1 January 2005. Consequently, if IFRS 1 requirements are not met before the end of 2005, the Group will make relevant adjustments to its opening balance sheet of 1 January 2005.

Goodwill resulting from business combinations which were conducted before 1 January 2004 is stated at the amount defined under the previous generally accepted accounting principles (Polish Accounting Standards, PASs) effective as at the IFRSs adoption date, i.e. on 1 January 2004.

These consolidated financial statements are compliant with all IFRS requirements adopted by the EU and present a true and fair view of the Group's financial position as at 30 September 2005, 31 December 2004 and 30 September 2004, results of its operations and cash flows for the periods of 9 months ended 30 September 2005 and 30 September 2004.

(all amounts in PLN thousand)

The consolidated financial statements have been prepared assuming that the Group will continue to operate as going concerns in the foreseeable future. As at the approval date of these financial statements there is no evidence indicating that the Group will not be able to continue its operations as going concerns.

As the financial data may not be verified by the Group Auditor due to lack of consent from other shareholders of Česka Rafinerska and associated companies: Alichem, Agrobohemie, and Lovochemie, the financial data of those companies presented in these financial statements were not verified as at 30 September 2005. All the necessary steps have been undertaken in order to provide access to the accounting books of those entities in the subsequent periods.

2. Format and general principles for preparation of condensed consolidated and standalone balance sheet, condensed consolidated and standalone profit and loss statement, condensed statement of changes in consolidated and standalone equity and condensed consolidated and standalone cash flow statement

The condensed consolidated and condensed standalone quarterly financial statements included in this consolidated quarterly report were prepared in accordance with the International Financial Reporting Standards and in the scope required under the Decree of the Ministry of Finance of 19 October 2005 on current and periodical information presented by issuers of securities (Official Journal no. 209, item 1744). The statements comprise the period from 1 January to 30 September 2005 and the comparative period from 1 January to 30 September 2004.

3. Adopted accounting principles and policy

In the presented reporting period the Company and the Group introduced changes to the respective accounting principles applied by the Group and the Company for 2004 statutory reporting. The changes concern adoption by the Group under the Accounting Act (wording effective 1 January 2005) and adoption by the Company of the International Financial Reporting Standards from 1 January 2005 in accordance with the decision of the General Shareholders' Meeting of PKN ORLEN S.A. of 30 December 2004.
The last consolidated annual financial statements prepared by the Company were the annual statements for the period of 12 months ended 31 December 2004 prepared in compliance with the Polish Accounting Standards. The accounting principles applied in these financial statements are discussed below.

An impact on the previously published results, related to the adoption of IFRSs is presented in Note XVII of these statements.
The Group applied the following exemptions from IFRS 1:
- valuation of property, plant and equipment at fair value and use of the fair value as deemed cost defined as at adoption of IFRSs – the Group included in these statements an initial valuation of property, plant and equipment at fair value as discussed under II.1,
- business combinations – the Group applied the exemption of IFRS 1 for business combinations which had taken place before 1 January 2004, as discussed in detail under II.1.
For comparability of the presented financial data, the 2004 data compliant with PASs were stated in accordance with IFRSs. Reconciliation of the previously published data stated according to PASs with IFRSs is presented under Note XVII.

A. Accounting principles

Property, Plant and Equipment

Property, plant and equipment, excluding land and investment property, are stated at cost which consists of the acquisition cost and direct costs related to bringing the fixed asset into use as well as estimated costs of dismantling and removal of the asset and the cost of restoration of the site/land to the initial state regardless of whether the obligation exists at acceptance of the asset for use or arises during its use.
After initial recognition, property, plant and equipment are depreciated and subject to impairment allowances.

(all amounts in PLN thousand)

Property, plant and equipment items acquired after 31 December 1996 are stated at acquisition cost less accumulated depreciation and impairment allowances.

Property, plant and equipment acquired before 1 January 1997 are stated at fair value determined as at 1 January 2004 in accordance with deemed cost less accumulated depreciation and impairment allowances. In order to comply with the above requirements, in accordance with IFRS 1, the Group commissioned an independent expert to perform a preliminary revaluation of property, plant and equipment to fair value as at the date of application of IFRSs and recognized the value as deemed cost as at that date. The Parent Company's Management Board expects that the revaluation process will be concluded in 2005, which will ensure application of all IFRS principles required in 2005 for statutory reporting by the end of that year. According to the Board, the estimated result of recognition of potential adjustments resulting from the above requirements will not impact significantly the Group assets, equity or financial results for the third quarter 2005.

The cost of current maintenance of property, plant and equipment is recorded in the financial result during the period when they are incurred.

The cost of significant repairs and regular maintenance programs is recognized as property, plant and equipment and depreciated in accordance with their economic useful lives.

Property, plant and equipment are depreciated on a straight line basis over the period reflecting their estimated economic useful life, considering the residual value. Appropriateness of the applied periods and depreciation rates is verified once a year, and respective adjustments are made to the subsequent periods of depreciation. Components of property, plant and equipment which are material for the whole item are depreciated separately in accordance with their economic useful life.
In the third quarter of 2005, the Group has not implemented the component accounting. The Group commenced the process to ensure that all material components of property, plant and equipment with different useful lives or depreciation methods would be identified in order to calculate relevant depreciation allowances. The Group expects that the process will be concluded by the end of 2005.

The Group estimates the residual value of property, plant and equipment. The residual value is the net amount which the Group would currently obtain from the disposal of the assets, having deducted the estimated cost of disposal, if the assets were already of the age and in the condition expected at the end of their useful life. The residual value is not subject to depreciation and is reviewed once a year.

The following useful lives are used for property, plant and equipment:

Buildings and constructions	10-70 years
Machinery and equipment	3-25 years
Vehicles and other	4-17 years

Assets with an estimated useful life not exceeding one year and with an initial cost not exceeding PLN 3.5 thousand are expensed when accepted for use.

If there have been events or changes which indicate that the carrying amount of property, plant and equipment may not be recoverable, the assets are analyzed for potential impairment. If there are indications of impairment, and the carrying amount exceeds the estimated recoverable amount, the value of those assets or cash-generating units is decreased to the recoverable amount. The recoverable amount of property, plant and equipment reflects the higher of net selling cost and value in use.
Impairment allowances are recognized as operating costs in the profit and loss.

Finance lease

A lease contract, under IAS 17, is regarded as a finance lease if it transfers substantially all risks and rewards incidental to ownership of the leased asset.
Assets used under lease, tenancy, rental or similar contracts which meet the criteria defined in IAS 17, "Leases", are regarded as property, plant and equipment and recognized at the lower of fair value of the leased asset at the commencement of the lease term and the present value of the minimum lease payments.

Depr… methods for leased assets being depreciated are consistent with normal depreciation policies applied for s… roup owned assets and depreciation is calculated in accordance with IAS 16 and IAS 38. If it is not certa… the lessee will obtain title to the asset before the end of the lease term, the asset is depreciated over the short… lease term and the asset's economic useful life.

Asse… d out based on lease, tenancy, rental or similar contracts meeting the above finance lease criteria are initia… gnized as long-term receivables and stated at the net lease investment value.

Goodw…

Good… lting from a business combination is stated at the acquisition date at the excess of the cost of the busin… bination over the acquirer's share in the fair value of the net identifiable assets, liabilities and conti… bilities. After initial recognition, goodwill is decreased by impairment allowances.

Goo… tested for impairment annually or more frequently if events or circumstances indicate that it might be imp… odwill is not amortized.

Exc… et fair value of identifiable assets, liabilities and contingent liabilities over acquisition cost

If the … rer's share resulting from a business combination in the net fair value of identifiable assets, liabilities and co… ent liabilities exceeds the cost of the business combination the acquirer:

- rea… the identification and measurement of the identifiable assets, liabilities and contingent liabilities and the c… business combination;
- re… immediately in the profit and loss any excess remaining after the reassessment in the period in which the … combination was carried out.

Inta… ssets

Intan… ssets are recognized if it is probable that expected future economic benefits that are directly attributable to the … will flow to the entity. Initially intangible assets are stated at acquisition or construction cost. The intan… ssets acquired in a business combination are initially recognized at fair value as defined at the business comb… date.

After … ecognition, intangible assets are measured at acquisition or construction cost less amortization and imp… llowances. Intangible assets are amortized using the straight line method over their estimated economic use… ppropriateness of the applied amortization periods and rates is regularly reviewed, at least at the end of the … year, and potential adjustments to amortization allowances are made in the subsequent periods.

Intan… assets with an indefinite useful life are not amortized. Their value is decreased by impairment allo…

The … value of intangible assets is usually assumed to be zero, unless:

- the… commitment by a third party to purchase the asset at the end of its useful life – the residual value is then def… the contract for disposal of the title to the asset; or
- the… an active market for the asset, its value may be reliably estimated and it is highly probable that such a marke… exist at the end of the asset's useful life.

The ad… economic standard useful lives for amortization of intangible assets are:

Acquired licenses, patents, and similar intangible assets	2-15 years
Acquired computer software	2-10 years

Except for development costs, all intangible assets generated by the Group are not recognized as assets and are recorded in the profit and loss for the period when the related cost has been incurred.

Intangible assets with indefinite useful lives and intangible assets which are not yet in use are tested for impairment once a year.

Other intangible assets are tested for impairment only if there are indications that their carrying amount may not be recoverable. If there are indications of impairment, and the carrying amount exceeds the estimated recoverable amount, the value of those assets or the related cash-generating units is decreased to the recoverable amount. The recoverable amount of those assets is the higher of the assets' net selling price and their value in use.

The titles to perpetual usufruct of land obtained under an administrative decision are recognised by the Group at fair value as off balance sheet items.

Investment property

Investment property is initially recognized at acquisition cost including transaction costs. After initial recognition investment property is presented at fair value. Gains and losses resulting from changes in fair value of investment property are presented in the profit and loss in the period when incurred.

Investment property is subject to impairment allowance when the property is permanently withdrawn from use and no future economic benefits are expected from its disposal. Any gains or losses arising from allowances of the investment property are recognized in the profit and loss in the period when they are made.

Inventories

Inventories are measured at the lower of cost and net realizable value, considering any inventory allowances. The net realizable value is the selling price estimated in the ordinary course of business activity less the estimated costs of completion and the estimated selling costs.

Cost of usage is determined based on the weighted average costs formula. For finished goods, costs comprise of related fixed and variable indirect costs for ordinary production levels, excluding external financing costs.

Receivables

Trade and other receivables are recognized when they arise at the present value of the expected proceeds and are stated in subsequent periods at amortized cost using the effective interest method less allowances for doubtful receivables. Uncollectible debts are stated in the profit and loss when it is determined that they are not collectible.

Cash and cash equivalents

Cash comprises cash on hand and in a bank account. Cash equivalents are short-term highly liquid investments (of initial maturity up to three months), that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.
The cash flows balance of cash and cash equivalents consists of the above defined monetary assets and their equivalents less bank overdrafts, if they form an integral part of an entity's cash management.

Revenue from sale

Revenue from sale is recognized when it is probable that the economic benefits associated with the sale transaction will flow to the Group and the amount of revenue can be measured reliably. Sale of goods includes excise tax and fuel charges.
The net revenue from the sale of finished goods is recognized after deducting value added tax (VAT), excise tax, fuel charges and discounts.

Revenue from the sale of finished goods and merchandise is recognized when the finished goods/merchandise are issued and related risks and rewards have been transferred. Revenue from settlement of cash flow hedge instruments adjusts the sales revenue.

The revenue is measured at the fair value of the received or due payment.

Revenue from dividends

Dividends are recognized when the shareholder's right to receive payment is established.

Equity

Equity is stated in the accounting books by type, in accordance with legal regulations and the Company's Articles of Association.
The share capital is stated at nominal value in accordance with the Company's Articles of Association and the entry in the Commercial Register, except for shares issued before 1996. Those shares were adjusted using a general price index in line with IAS 29.
The stated outstanding share capital contributions are recognized as outstanding share capital contributions. Own shares and outstanding share capital contributions decrease the Company's equity.
Share premium is created by the surplus of the issuance value in excess of the nominal value of shares decreased by issuance costs.
Issuance costs incurred by setting up a joint stock company or increasing the share capital decrease the share premium to the amount of the surplus of the issuance value in excess of the nominal value of shares, and the remaining portion is presented by the Group as retained earnings.
Changes in the fair value of cash flows hedges related to the portion regarded as an effective hedge are included in equity as hedging reserve.

Equity resulting from the conversion of convertible bonds, liabilities and loans into shares is stated at the nominal value of those financial instruments, liabilities and loans, considering non-amortized discounts or premiums, interest accrued and unsettled before the conversion date, which will not be paid out, unrealized foreign exchange differences and capitalized cost of issue.

The amounts arising at profit distribution, transfer from revaluation reserve (the difference between the fair value and the acquisition cost less deferred tax of assets available for sale is transferred to the revaluation reserve if their price is determined on the regulated active market or if their fair value may be reliably estimated by alternative methods), the undistributed result for prior periods and the current period net profit are presented in the financial statements as retained earnings.

Interest-bearing bank loans and borrowings

Interest-bearing bank loans and borrowings are initially stated at the fair value of proceeds received, net of transaction costs. They are subsequently recognized at amortized cost using the effective interest rate method. The difference between the net proceeds and the buyout amount is recognized as financial revenue or cost over the term of the loan or borrowing.

External financing costs

Cost of loans and borrowings, including foreign exchange differences related to loans and borrowings drawn in foreign currencies, are expensed in accordance with the benchmark treatment of IAS 23 in the profit and loss in the period to which they refer.

Retirement benefits and jubilee bonuses

Under the Group companies' remuneration plans, their employees are entitled to jubilee bonuses and retirement benefits. The jubilee bonuses are paid to employees after elapse of a defined number of years in service. The retirement benefits are paid once at retirement. The amount of retirement benefits and jubilee bonuses depends on the number of years of service and an employee's average remuneration. The Group does not assign assets which would be used for future retirement or jubilee liabilities. The Group creates a provision for future retirement benefits and jubilee bonuses in order to allocate costs to relevant periods. In accordance with IAS 19, jubilee bonuses are long-term employee benefits and retirement benefits are classified as post-employment benefit plans. The present amount of those liabilities is estimated at the end of each reporting year by an independent actuary and adjusted if there are any material indications impacting the value of the liabilities. The accumulated liabilities equal discounted future payments, considering employee rotation, and relate to the period ended at the last day of the reporting year. Demographic data and information on employee rotation are based on historical records. Actuarial gains and losses are recognized in the profit and loss.

Foreign currency transactions

Transactions denominated in foreign currencies are recognized after their translation to the functional currency, i.e. Polish New Zloty, at the exchange rate effective on the transaction date. Monetary assets and liabilities expressed in foreign currencies are stated at the National Bank of Poland average foreign exchange rates announced at the balance sheet date. Any gains or losses resulting from changes in foreign exchange rates after the transaction date are recognized as financial income or expenses in the profit and loss statement. The exchange differences are stated in the profit and loss at their net amount.

Financial instruments

Financial assets are classified in the following categories: financial assets held to maturity, financial assets at fair value through profit and loss, loans and receivables and financial assets available for sale. Financial assets held to maturity are investments with determined or determinable payments and a fixed maturity date, which the Group intends and has the ability to hold to the maturity date, except for the Group's own receivables and loans. Financial assets acquired in order to generate profits on short-term price fluctuations are classified as financial assets at fair value through profit and loss.
All other financial assets, which are not borrowings or receivables of the Company, are classified as financial assets available for sale.

Financial investments held to maturity are part of non-current assets if their maturity dates exceed twelve months from the balance sheet date. Financial assets measured at fair value through profit and loss, are classified as current assets if the Management Board intends to realize them within twelve months from the balance sheet date.

Purchases and sales of financial assets are recognized at the transaction date. At the moment of the original recognition those assets are measured at acquisition cost, i.e. at fair value, including transaction costs.

Financial assets at fair value through profit and loss, are measured at fair value without deduction of the transaction costs and considering their market value as at the balance sheet date. The change in fair value of those financial assets is recognized as financial income or expenses.
Financial assets held to maturity are measured at the amortized cost using the effective interest rate.

Financial assets available for sale are recognized at fair value, without deduction of the transaction costs, and considering their market value at the balance sheet date. If the financial instruments are not traded on an active market and it is impossible to estimate reliably their fair value by alternative methods, financial assets available for sale are measured at acquisition cost adjusted by impairment allowances, if they have been valued at historical cost.

Positive and negative differences between fair value and acquisition cost, net of deferred tax, of financial assets available for sale are reflected in the revaluation reserve if their market price is determinable on a regulated active market or fair value may be estimated by some other reliable method. Decrease in the value of financial assets available for sale due to impairment allowances is charged to financial expenses in the profit and loss.

Granted loans are recognized at amortized cost.

Derivatives which are not designated as hedging instruments and are classified as financial assets or liabilities at fair value are stated at fair value, considering its changes, through profit and loss.

Derivatives treated as cash flow hedge instruments are carried at fair value with changes in value accounted for in the following way:

- the portion determined to be an effective hedge is recognized directly in equity through the statement of changes in equity;
- the portion determined to be an ineffective hedge is recognized in the profit and loss;
- revenues or expenses on settlement of cash flow hedging instruments adjust sales revenues when recognized in the profit and loss.

Embedded derivatives are separated from the host contracts and accounted for as derivatives if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;
- a separate instrument with the same realization terms as the embedded derivative would meet the definition of a derivative;
- is not the hybrid (combined) instrument.

The hybrid (combined) instrument is not measured at fair value and changes in fair value are not recognized in the net profit or loss.

Embedded derivatives are accounted for in a similar way as other derivatives which are not designated as hedging instruments.

Financial instruments are not presented in the financial statements if the title and control resulting from the underlying contract is lost which usually takes place on disposal of the financial instrument or when all related cash flows are transferred to a third party.

Derivatives used by the Group in order to hedge against foreign exchange risks comprise mainly of currency forwards. Such instruments are measured at fair value.
The fair value of currency forwards is estimated with reference to current futures rates for contracts of similar maturity.
When applying hedge accounting, hedges are classified as cash flow hedges against cash flow changes attributable to a particular type of risk related to a recognized asset, liability, or a forecast transaction. They may also be regarded as fair value hedges which are attributable to a particular type of risk related to a recognized asset or liability.
If the specific criteria for hedge accounting are met, a portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity and the ineffective portion of the gain or loss is recognized in the profit and loss.
The gain or loss from the re-measurement of the derivative hedging instruments at fair value that do not comply with the hedge accounting criteria are recognized directly in the profit and loss.

The Company discontinues hedge accounting when the underlying instrument expires or is sold, terminated or realized, or when the hedge no longer meets the criteria for hedge accounting. In such a case, total gain or loss on the hedging instrument, previously recognized in equity, is recognized in equity until the forecast transaction takes place. If the Company no longer expects the forecast transaction to take place, the total net gain or loss recognized in equity is presented in the financial result of the current period.

Corporate income tax

Income tax is measured on gross profit considering deferred tax. The deferred tax is measured using the balance sheet liability method. The deferred tax reflects the net tax effect of temporary differences between the carrying amount of a given asset or liability and its tax base. The deferred tax assets and liabilities are measured at the effective tax rates enacted for subsequent years when the temporary differences are expected to be realized at tax rates enacted or substantially enacted as at the balance sheet date.

Deferred tax assets are recognized for negative temporary differences and unrealized tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be realized.

Deferred tax liabilities are recognized for all temporary tax differences.

Deferred tax assets and liabilities are recognized regardless of when the timing difference is likely to be realized.

Deferred tax assets and liabilities are not discounted and they are accounted for as non-current assets or long-term liabilities in the balance sheet.

Non-current assets designated for sale/disposal

Non-current assets designated for sale are those which comply with the following criteria:

- a decision was made by the Company's Management Board for the disposal;

- the assets are available for an immediate sale in their present condition;
- an active search for a potential buyer has been initiated;
- the sale transaction is highly probable and could be settled within 12 months following the sale decision;
- the selling price is reasonable in relation to its current fair value;
- it is unlikely that significant changes to the sales plan of these assets will be introduced.

If the criteria are met after the balance sheet date, the asset is not reclassified at the end of the reporting year prior to the designation for sale. The reclassification is reflected in the reporting period when the criteria are met. Depreciation is discontinued for the asset when it is designated for sale.

Assets designated for sale are measured at the lower of the net carrying amount and the fair value less selling costs.

Earnings per share

Basic earnings per share for each period are calculated by dividing the net profit for a given period by the weighted average number of shares outstanding during that period.

Diluted earnings per share for each period are calculated by dividing the net profit for a given period adjusted by changes of the net profit resulting from conversion of the dilutive potential ordinary shares by the weighted average number of shares.

Provisions

The Group makes provisions if it has such a legal or constructive obligation as a result of past events and if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and if a reliable estimate may be made of the amount of the obligation. The provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

When the effect of the time value of money is material, the amount of the provision is the present value of the expenditure expected to be required to settle the obligation. If the discounting method is applied, the increase of provisions with time is recognized as external financing costs.

Environmental provisions

The Group makes provisions for future liabilities for reclamation of contaminated land or elimination of harmful substances if there is such a legal or constructive obligation. Environmental provisions for reclamation are periodically reviewed based on reports prepared by independent experts. The Group conducts regular reclamation of contaminated land that decreases the provision by its utilization.

Government grants and assistance

The government grants are recognized at fair value if there is reasonable assurance that the grant will be obtained and the entity will comply with the conditions attached to it. If the grant relates to an expenditure, it is recognized as income over the period necessary to match it with the related costs which the grant is intended to compensate. If the grant concerns assets, its fair value is recognized as deferred income and on a systematic basis recorded in the profit and loss over the estimated useful life of the underlying asset.

Liabilities

Trade and other liabilities are stated at the amount due, and financial liabilities, which contractual settlement is to be made by way of issue of non-monetary financial assets or due to exchange for financial instruments, are recognised at fair value.

Contingent liabilities and receivables

Contingent liabilities are defined as obligations that arise from past events and which are dependent on occurrence or non-occurrence of some uncertain future events. Contingent liabilities are not recognized in the balance sheet

however the information on contingent liabilities is disclosed unless the probability of outflow of resources relating to economic benefits is remote.

Contingent liabilities acquired as the result of a business combination are recognized as provisions in the balance sheet .

Contingent receivables are not recognized in the balance sheet, however the respective information on the contingent receivable is disclosed if the inflow of assets relating to economic benefits is probable.

Company's Management Board estimates

The preparation of financial statements in accordance with IFRSs requires that the Company's Management Board makes expert estimates and assumptions that affect the adopted methods and presented amounts of assets, liabilities, revenues and costs. The estimates and related assumptions are based on historical expertise and other factors regarded as reliable in given circumstances and their effects provide grounds for expert assessment of the carrying amount of assets and liabilities which is not based directly on any other factors.

In the matters of considerable weight, the Company's Management Board bases its estimates on opinions of independent experts.

Actual results may differ from the estimated values.

The estimations and related assumptions are verified on a regular basis. Changes in accounting estimates are recognized in the period when they are made only if they refer to that period or in the present and future periods if they concern both the present and future periods.

Application of the accounting principles

The above principles are applicable for comparative data, except for principles concerning treatment of assets designated for sale, which have been applied since 1 January 2005.

Business segments

The scope of financial information in the Group segment reporting is defined based on requirements of IAS 14.

The Group adopted a branch division as the basis of reporting, i.e. as the main source of risks and benefits related to sale of goods and services. A supplementary reporting method is the division into geographical segments that are associated with activity conducted in different geographical areas.

The Group's operating activities are divided into two major divisions: Refining Segment and Chemical Segment.

- The Refining Segment includes processing of crude oil, wholesale and retail trading in refinery products.
- The Chemical Segment includes production and sale of petrochemical products by PKN ORLEN and fertilizers and PVC.

Other operations embrace among others support activities in PKN ORLEN, transportation, repair and maintenance and construction activities performed by other PKN ORLEN's subsidiaries.

Segment profit and assets have been determined before making intersegment adjustments. Selling prices between business segments are similar to market prices. Segment operating costs are allocated to different segments as appropriate. Other costs which cannot be reliably determined are included as unallocated Group expenses.

Assets (liabilities) of a segment are those operating assets (liabilities) that are used by that segment in operating activity and that are directly attributable to the given segment or may be reliably allocated to the segment.

The segment profit is determined at the level of profit from operations. The revenues, profit, assets and liabilities of a given segment are defined before intersegment adjustments are made.

For the purpose of this report, the excess of fair value of the acquired net assets over the acquisition cost was allocated to particular business segments results proportionally to the value of segment assets of the Unipetrol Group.
Due to the ongoing process of fair value measurement of the acquired Unipetrol Group assets, the share of the surplus in the segment net assets over the acquisition cost may vary from the present values.

B. Principles of consolidation

Subsidiaries

The Group consolidated financial statements include Polski Koncern Naftowy ORLEN S.A. and entities under its control. The control is normally evidenced when the Group holds directly or indirectly more than 50% of the voting rights in a company or is able to govern the financial and operating policies of a company so as to benefit from the results of its activity. The minority shareholders' interest is recognised in equity. Net profit attributable to minority shareholders is presented in the profit and loss.
The purchase method is applied at acquisition of shares of business entities. Entities acquired or disposed of over the year are included in the consolidated financial statements from the acquisition date or to the disposal date, respectively.

Investments in associates

Investments in associated companies (overall investments ranging from 20% to 50% in a company's equity) where the Group exercises significant financial and operating influence, yet does not have control over them, are accounted for by the equity method. Assessment of the recovering value of investments in associates is performed when there are indications that the asset has been impaired or the impairment allowances recognized in prior years are no longer required.

Investments in jointly controlled entities

Investments in jointly controlled entities where the Group exercises joint control are accounted for using the proportionate method whereby a proportional share in a jointly controlled entity's assets, liabilities, revenues and expenses, having deducted an impact of mutual transactions and settlements, is presented position by position with similar items in the consolidated financial statements.

Adjustments from consolidation

Internal balances between the Group companies, transactions concluded within the Group and any related unrealized gains or losses as well as the Group income and expenses are eliminated at preparation of the consolidated financial statements. Unrealized gains resulting from transactions with associates and jointly controlled entities are excluded from the consolidated financial statements depending on the Group's share in those entities. Unrealized losses are excluded from the consolidated financial statements based on the same rationale as in case of unrealized gains, until there are indications of impairment.

C. Introduction to condensed financial statements

Accounting principles, including valuation of assets and liabilities, measuring the financial result and methods of preparation of financial statement.

a) Format and the basis for preparation of condensed financial statement

The format, basis and scope of condensed financial statement were specified by the Decree of the Ministry of Finance of 19 October 2005 on current and periodical information presented by issuers of securities in paragraph § 87.1.
According to the above quoted regulation, the issuer, who is a parent company is not obliged to prepare a separate quarterly report, providing that the condensed financial statements are included in the consolidated quarterly report,

(all amounts in PLN thousand)

comprising: balance sheet statement, profit and loss statement, statements of changes in equity and cash flow statement.

b) Accounting policies

As applicable for standalone financial statements, the accounting policies applied by PKN ORLEN are convergent with policies described in the condensed consolidated financial statements of the Capital Group for the III quarter 2005, in which the Company is the parent entity.
From 1 January 2005, PKN ORLEN, acting under Resolution No. 3 of the Extraordinary General Shareholders' Meeting of Polski Koncern Naftowy ORLEN S.A. of 30 December 2004 (adopted in compliance with Art. 45 par. 1c of the Accounting Act, wording effective from 1 January 2005), has prepared its statutory standalone financial statements in accordance with IFRSs approved by the European Commission for 2005.
The impact of changes was included in the financial statement by conversion of the comparative data.

4. Measurement and reporting currency and methods applied to conversion of financial data

a) Measurement and reporting currency

The measurement currency of the Parent Company and the reporting currency of these consolidated financial statements is Polish New Zloty. For assets and liabilities expressed in foreign currencies as at the balance sheet date, the same average National Bank of Poland exchange rate is applied as announced on the balance sheet date.
The financial statements of foreign entities are translated into the Polish currency in the following way:

- balance sheet items at the average National Bank of Poland rate announced on the balance sheet date;
- profit and loss items at the arithmetic average of average rates announced by the National Bank of Poland for each day ending a reporting month.

Exchange rate gains/losses resulting from such calculations are presented directly in equity as a separate item.

b) Methods applied to conversion of financial data

The financial data denominated in EUR were converted in line with the following methods:

- particular assets and liabilities – at the average exchange rate of the National Bank of Poland announced for 30 September 2005 – PLN 3.9166 / EUR, for 31 December 2004 – PLN 4.0790 / EUR, and for 30 September 2004 PLN 4.3832 / EUR;
- particular profit and loss items and positions of the statement of cash flows – at the arithmetic average of the average exchange rates announced by the National Bank of Poland as at the last day of each complete month of the reporting period from 1 January 2005 to 30 September 2005 – PLN 4.0583 / EUR; for the period from 1 January 2004 to 30 September 2004 the rate was PLN 4.6214 / EUR.

5. Companies included in the consolidated financial statements

These consolidated financial statements comprise the following Polish, Czech and German entities belonging to the Group as at 30 September 2005:

(all amounts in PLN thousand)

THE GROUP DIVISION BY BUSINESS SEGMENTS*

REFINIG SEGMENT

- ORLEN Gaz Sp. z o.o. 100 %
- ORLEN PetroProfit Sp. z o.o. Group 100 %
- ORLEN PetroTank Sp. z o.o. 90 %
- ORLEN PetroCentrum Sp. z o.o. 100 %
- Petrolot Sp. z o.o. 51 %
- ORLEN PetroZachód Sp. z o.o. 52 %
- ORLEN Deutschland AG 100 %
- Rafineria Trzebinia S.A. Group 77 %
- SHIP - SERVICE S.A. Group 61%
- Rafineria Nafty Jedlicze S.A. Group 75 %
- ORLEN Asfalt Sp. z o.o. 100 %
- ORLEN Oil Sp. z o.o. Group 96 %
- ORLEN Morena Sp. z o.o. 100 %
- ORLEN Petrogaz Wroclaw Sp. z o.o. 52 %
- UNIPETROL a.s. Group 63 %

CHEMICAL SEGMENT

- UNIPETROL a.s. Group 63 %
- Zakłady Azotowe "Anwil" S.A. Group 84 %
- BASELL ORLEN POLYOLEFINS Sp. z o.o. 50 %

UNALLOCATED SEGMENT

- Motell Sp. z o.o. 35 %
- ORLEN Transport Kraków Sp. z o.o. 98 %
- ORLEN Transport Nowa Sól Sp. z o.o. 97 %
- IKS SOLINO S.A. 71 %
- Petrotel Sp. z o.o. 81 %
- WISŁA Płock Sportowa SA 100 %
- Petromor Sp. z o.o. 51 %
- ORLEN Medica Sp. z o.o. 100 %
- RafTrans Sp. z o.o. 99%
- POILEN Sp. z o.o. 25%
- ORLEN Projekt S.A. 51 %
- ORLEN Ochrona Sp. z o.o. 100 %
- Zakład Budowy Aparatury S.A. 97 %
- ORLEN Laboratorium Sp. z o.o. 95 %
- ORLEN Automatyka Sp. z o.o. 52 %
- ORLEN KolTrans Sp. z o.o. 100 %
- ORLEN Transport Płock Sp. z o.o. 98 %
- Płocki Park Przemysłowo Technologiczny S.A. 50 %
- ORLEN Powiernik Sp. z o.o. 100%
- ORLEN Wir Sp. z o.o. 51 %
- ORLEN Budonaft Sp. z o.o. 100 %
- Centrum Komercjalizacji Technologii Sp. z o.o 100 %
- ORLEN Centrum Serwisowe Sp. z o.o. 100 %
- SAMRELAKS Mąchocice Sp. z o.o. 100 %
- B.H.T. Dromech S.A. w upadłości 81 %
- Centrum Edukacji Sp. z o.o. 69 %
- ORLEN Transport Olsztyn Sp. z o.o. 95%
- Chemiepetrol GmbH 20 %
- ORLEN EKO sp. z o.o. 100 %
- ORLEN Transport Szczecin Sp. z o.o. 100 %
- ORLEN Transport Kędzierzyn - Koźle Sp. z o.o. 94 %
- ORLEN Transport Słupsk Sp. z o.o. 97 %

Consolidated entities as at 30 September 2005

* The scheme does not include the Parent Company, whose activities were allocated to all business segments.

(all amounts in PLN thousand)

III. SELECTED EXPLANATORY NOTES

3.1. Property, plant and equipment

	30 September 2005	31 grudnia 2004	30 September 2004
	(unaudited)	(unaudited)	(unaudited)
Land	782,107	349,170	358,089
Buildings and constructions	7,673,335	5,386,859	5,349,693
Machinery and equipment	7,744,722	3,031,289	3,072,022
Vehicles and other	562,884	404,301	385,651
Construction in progress	1,613,096	1,947,248	1,777,105
Total	**18,376,144**	**11,118,867**	**10,942,560**

3.2. Cash and cash equivalents

	30 September 2005	31 grudnia 2004	30 September 2004
	(unaudited)	(unaudited)	(unaudited)
Cash on hand and in bank	945,716	676,738	1,001,305
Other cash	195,881	59,027	67,223
Other monetary assets	125,016	48	249
Total	**1,266,613**	**735,813**	**1,068,777**

As at 30 September 2005, 31 December 2004 and 30 September 2004 the Group total cash denominated in foreign currencies amounted to PLN 728,157 thousand, PLN 482,142 thousand and PLN 675,560 thousand, respectively. Taking into account cooperation of the Group companies mainly with well-established banks, the risk related to depositing cash and cash equivalents is considerably limited.

In accordance with the Polish law, the Group companies registered in Poland manage the Company's Social Fund on behalf of their employees. The contributions paid to the Social Fund are deposited in separate bank accounts of the Group companies and cannot be used for operating activity. As at 30 September 2005, 31 December 2004, and 30 September 2004 cash relating to the Social Fund account amounted to PLN 18,972 thousand, PLN 28,979 thousand and PLN 35,105 thousand, respectively. The receivables related to borrowings from the Social Fund drawn by employees as at 30 September 2005, 31 December 2004 and 30 September 2004 amounted to PLN 22,667 thousand, PLN 23,886 thousand and PLN 24,790 thousand, respectively. Liabilities related to the Social Fund as at 30 September 2005, 31 December 2004 and 30 September 2004 amounted to PLN 39,447 thousand, PLN 35,245 thousand and PLN 37,958 thousand, respectively and are included in liabilities and accrued expenses.

Apart from the above presented amounts related to the Social Fund, cash and cash equivalents for which availability is limited as at 30 September 2005, 31 December 2004 and 30 September 2004 amounted to PLN 95,497 thousand, PLN 247,263 thousand and PLN 262,161 thousand, respectively (the amounts refer mainly to blocked bank accounts due to granted loans, and in 2004 also to cash deposited in Prague in relation to the planned acquisition of Unipetrol).

3.3. Impairment of assets

3.3.1. Impairment of property, plant and equipment

Data for 3rd quarter	2005	2004
Opening balance as at 1 July	370,864	229,218
Additions during the period 1 July – 30 September	5,621	4,538
Disposals during the period 1 July – 30 September	(10,784)	(6,237)
Closing balance as at 30 September	365,701	227,519

(all amounts in PLN thousand)

Cumulative data for 3 quarters	2005	2004
Opening balance as at 1 January	235,825	129,147
Additions during the period 1 January – 30 September	172,403	116,119
Disposals during the period 1 January – 30 September	(42,527)	(17,747)
Closing balance as at 30 September	365,701	227,519

3.3.2. Impairment of construction in progress

Data for 3rd quarter	2005	2004
Opening balance as at 1 July	46,047	63,788
Additions during the period 1 July – 30 September	1,406	-
Disposals during the period 1 July – 30 September	(3,273)	(3,115)
Closing balance as at 30 September	44,180	60,673

Cumulative data for 3 quarters	2005	2004
Opening balance as at 1 January	46,526	45,245
Additions during the period 1 January – 30 September	5,101	23,045
Disposals during the period 1 January – 30 September	(7,447)	(7,617)
Closing balance as at 30 September	44,180	60,673

3.3.3. Impairment of intangible assets

Data for 3rd quarter	2005	2004
Opening balance as at 1 July	8,343	294
Additions during the period 1 July – 30 September	-	15
Disposals during the period 1 July – 30 September	(106)	(129)
Closing balance as at 30 September	8,237	180

Cumulative data for 3 quarters	2005	2004
Opening balance as at 1 January	8,292	289
Additions during the period 1 January – 30 September	368	20
Disposals during the period 1 January – 30 September	(423)	(129)
Closing balance as at 30 September	8,237	180

3.3.4. Impairment of long-term financial investments (shares)

Data for 3rd quarter	2005	2004
Opening balance as at 1 July	72,732	76,482
Additions during the period 1 July – 30 September	11,712	434
Disposals during the period 1 July – 30 September	(1,665)	(14)
Closing balance as at 30 September	82,779	76,902

Cumulative data for 3 quarters	2005	2004
Opening balance as at 1 January	78,370	71,389
Additions during the period 1 January – 30 September	11,775	6,148
Disposals during the period 1 January – 30 September	(7,366)	(635)
Closing balance as at 30 September	82,779	76,902

3.3.5. Receivables allowances

Data for 3rd quarter	2005	2004
Opening balance as at 1 July	717,194	317,174
Additions during the period 1 July – 30 September	53,133	35,922
Disposals during the period 1 July – 30 September	(47,097)	(30,097)
Closing balance as at 30 September	723,230	322,999

(all amounts in PLN thousand)

Cumulative data for 3 quarters	2005	2004
Opening balance as at 1 January	473,886	317,072
Additions during the period 1 January – 30 September	348,963	67,251
Disposals during the period 1 January – 30 September	(99,619)	(61,324)
Closing balance as at 30 September	723,230	322,999

3.3.6. Inventory allowances

In the 3rd quarter of 2005 the Group decreased the inventory allowances by PLN 337 thousand, and cumulatively for the three quarters by PLN 10,318 thousand. In the 3rd quarter of 2004 the Group decreased the inventory allowances by PLN1,550 thousand, and cumulatively in the three quarters by PLN 5,488 thousand.

3.4. Provisions

3.4.1. Deferred tax liabilities

Data for 3rd quarter	2005	2004
Opening balance as at 1 July	1,094,293	435,458
Additions during the period 1 July – 30 September	34,988	6,718
Disposals during the period 1 July – 30 September	(19,301)	(24,654)
Closing balance as at 30 September	1,109,980	417,522

Cumulative data for 3 quarters	2005	2004
Opening balance as at 1 January	387,855	475,922
Additions during the period 1 January – 30 September	902,641	61,179
Disposals during the period 1 January – 30 September	(180,516)	(119,579)
Closing balance as at 30 September	1,109,980	417,522

3.4.2. Retirement benefits and jubilee bonuses provision

Data for 3rd quarter	2005	2004
Opening balance as at 1 July	206,412	172.671
Additions during the period 1 July – 30 September	5,235	1.931
Disposals during the period 1 July – 30 September	(8,628)	(2.259)
Closing balance as at 30 September	203,019	172,343

Cumulative data for 3 quarters	2005	2004
Opening balance as at 1 January	197,446	160,843
Additions during the period 1 January – 30 September	23,681	30.224
Disposals during the period 1 January – 30 September	(18,108)	(18,724)
Closing balance as at 30 September	203,019	172,343

(all amounts in PLN thousand)

3.4.3. Other provisions

Data for 3rd quarter 2005	Land reclamation provision	Shield programmes provisions	Business risk provision	Other provisions	Total other provisions
Balance as at 01.07.2005	545,484	124,187	464,403*	133,500	1,267,574
Increase during the period 01.07.2005 – 30.09.2005	870	-	22,239	16,805	39,914
Decrease during the period 01.07.2005 – 30.09.2005	(5,257)	(21,763)	(8,269)	(10,612)	(45,901)
Balance as at 30.09.2005	541,097	102,424	478,373*	139,693	1,261,587

Cumulative data for three quarters 2005	Land reclamation provision	Shield programmes provisions	Business risk provision	Other provisions	Total other provisions
Balance as at 01.01.2005	496,665	70,000	87,982	69,038	723,685
Increase during the period 01.01.2005 – 30.09.2005	62,367	54,187	401,148*	111,068	628,770
Decrease during the period 01.01.2005 – 30.09.2005	(17,935)	(21,763)	(10,757)	(40,413)	(90,868)
Balance as at 30.09.2005	541,097	102,424	478,373*	139,693	1,261,587

* including the provision for possible negative outcome of contracts relating to sale of part of Unipetrol Group assets

Data for 3rd quarter 2004	Land reclamation provision	Shield programmes provisions	Business risk provision	Other provisions	Total other provisions
Balance as at 01.07.2004	443,062	-	54,166	41,224	538,452
Increase during the period 01.07.2004 – 30.09.2004	-	-	26,786	1,582	28,368
Decrease during the period 01.07.2004 – 30.09.2004	(9,271)	-	-	(1,882)	(11,153)
Balance as at 30.09.2004	433,791	-	80,952	40,924	555,667

Cumulative data for three quarters 2004	Land reclamation provision	Shield programmes provisions	Business risk provision	Other provisions	Total other provisions
Balance as at 01.01.2004	411,848	-	21,812	41,288	474,948
Increase during the period 01.01.2004 – 30.09.2004	36,574	-	59,293	9,008	104,875
Decrease during the period 01.01.2004 – 30.09.2004	(14,631)	-	(153)	(9,372)	(24,156)
Balance as at 30.09.2004	433,791	-	80,952	40,924	555,667

(all amounts in PLN thousand)

3.5. Goodwill

	30 September 2005 (unaudited)	31 December 2004 (unaudited)	30 September 2004 (unaudited)
ORLEN PetroTank Sp. z o.o.	11,298	11,298	11,298
Ship Service S.A.	3,145	6,645	6,645
PetroProfit Sp. z o.o.	1,175	1,175	1,175
Other	1,383	1,383	1,199
Total	**17,001**	**20,501**	**20,317**

3.6. Dividends

On 29 June 2005, the Company's General Shareholders' Meeting adopted a resolution to pay a dividend from the net profit of 2004 in the amount of PLN 911,020,299.91. The date of payment was defined in the following way:
- the first instalment of PLN 457,648,695.27, giving PLN 1.07 per share, was paid on 1 September 2005;
- the second instalment of PLN 453,371,604.64, giving PLN 1.06 per share, to be paid on 1 December 2005.

3.7. Interest-bearing loans and borrowings

	30 September 2005 (unaudited)	31 December 2004 (unaudited)	30 September 2004 (unaudited)
Bank loans	3,883,068	2,300,971	2,472,540
Other loans and borrowings	28,672	24,164	29,345
Debenture bonds	479,866	-	-
Total including:	4,391,606	2,325,135	2,501,885
Short-term	1,097,737	241,599	346,994
Long-term	3,293,869	2,083,536	2,154,891

The value of interest-bearing loans and borrowings drawn by the Group increased net by PLN 2,066,471 thousand for 9 months ended 30 September 2005.
The change in indebtedness level results mainly from:

- drawing loans translated to PLN:
  - CZK 750,000 thousand (PLN 103,500 thousand) in BH w Warszawie S.A.
  - CZK 750,000 thousand (PLN 103,500 thousand) in PKO BP S.A.
  - EUR 27,978 thousand (PLN 109,250 thousand) in Societe Generale Bank Consortium as the Leading entity
- drawing loans in PLN:
  - 160,833 thousand in Bank Pekao S.A.
  - 68,047 thousand in BH w Warszawie S.A.
  - 47,751 thousand in PKO BP S.A.
  - 37,792 thousand in Bank Ochrony Środowiska
  - 22,904 thousand in BPH PBK S.A.
  - 7,592 thousand in BRE Bank S.A.
  - 3,347 thousand in Kredyt Bank
- increase in indebtedness as at 31 May 2005 due to acquisition of the Unipetrol Group by PLN 1,552,113 thousand (CZK 11,714,060 thousand)
- loans drawn by the Unipetrol Group of PLN 52,563 thousand (CZK 396,702 thousand)
- increase in indebtedness due to acquisition of the Unipetrol Group - issue of debenture bonds of PLN 479,866 thousand (CZK 3,621,626 thousand) by the Unipetrol Group until 31 May 2005.

(all amounts in PLN thousand)

- PLN 32,273 thousand resulting from foreign exchange differences at PKN ORLEN S.A.
- loans drawn by ORLEN Deutschland A.G. of PLN 3,984 thousand (EUR 1,017 thousand)
- repayment of loans translated to PLN:
    - CZK 750,000 thousand (PLN 102,716 thousand) in BH S.A.
    - USD 18,411 thousand (PLN 61,532 thousand) of a consortium double currency loan (ING acting as Agent)
- repayment of loans in PLN
    - 47,667 thousand in PKO BP S.A
    - 28,234 thousand in BH S.A.
    - 25,119 thousand in ING Bank Śląski S.A.
    - 22,349 thousand in Bank Pekao S.A.
    - 13,901 thousand in BPH PBK S.A.
    - 8,360 thousand in BNP PARIBAS POLSKA
    - 4,213 thousand in Kredyt Bank
    - 2,811 thousand in BGŻ S.A.
    - 1,435 thousand in Bank Millenium S.A.
    - 20,528 thousand resulting from foreign exchange differences at BOP
- repayment of loans in ORLEN Deutschland AG of PLN 16,057 thousand (EUR 4,100 thousand)
- repayment of loans by the Unipetrol Group of PLN 363,901 thousand (CZK 2,746,423 thousand).

3.8. Cost by kind

	9 months ended 30 September 2005 (unaudited)	3 months ended 30 September 2005 (unaudited)	9 months ended 30 September 2004 (unaudited)	3 months ended 30 September 2004 (unaudited)
Materials and energy	14,338,205	6,541,619	9,109,975	3,547,758
Cost of merchandise and materials sold	8,491,905	3,386,776	7,682,072	2,770,832
External services	1,539,115	632,617	1,285,945	424,990
Payroll, social security and other employee benefits	889,095	342,917	807,178	246,425
Depreciation	1,059,478	427,369	1,004,420	330,634
Taxes and charges	223,098	62,397	212,344	87,105
Other	900,843	195,001	556,057	120,961
	27,441,739	11,588,696	20,657,991	7,528,705
Adjustments:				
Change in inventory and prepayments	(372,992)	(29,754)	(136,993)	102,517
Cost of products and services for own use	346,905	417,269	(82,230)	(51,079)
Operating cost	27,415,652	11,976,211	20,438,768	7,580,143
Distribution expenses	(1,579,197)	(542,810)	(1,601,355)	(537,892)
General and administrative expenses	(681,682)	(258,877)	(626,555)	(204,286)
Other operating expenses	(687,404)	(126,626)	(367,500)	(74,705)
Cost of merchandise and raw materials sold	24,467,369	11,047,898	17,843,358	6,763,260

(all amounts in PLN thousand)

3.9. Net financial revenues and expenses

	9 months ended 30 September 2005	3 months ended 30 September 2005	9 months ended 30 September 2004	3 months ended 30 September 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Interest paid	(121,847)	(53,830)	(81,470)	(20,230)
Negative foreign exchange surplus	(139,127)	-	(7,475)	-
Interest received	83,593	21,162	23,927	8,166
Positive foreign exchange surplus	107,760	87,978	127,231	83,618
Gains on trade in shares and other securities	5,521	2,449	8,280	4,364
Dividends received	91,861	989	68,490	278
Unrealized premium of the acquired receivables of the Unipetrol Group	204,071	-	-	-
Other	42,698	8,601	(20,122)	(16,177)
Total	**274,530**	**67,349**	**118,861**	**60,019**

3.10. Corporate income tax

	9 months ended 30 September 2005	3 months ended 30 September 2005	9 months ended 30 September 2004	3 months ended 30 September 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Current tax	(594,654)	(210,578)	(483,036)	(226,258)
Deferred tax	(51,883)	(43,274)	29,250	9,488
Total	**(646,537)**	**(253,852)**	**(453,786)**	**(216,770)**

The PKN ORLEN Group does not form a tax group under Polish regulations. Therefore, each Group company is a separate taxpayer.

3.11. Basic and diluted earnings per share

	9 months ended 30 September 2005	3 months ended 30 September 2005	9 months ended 30 September 2004	3 months ended 30 September 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Weighted average number of issued ordinary shares	427,709,061	427,709,061	427,709,061	427,709,061
Net earnings per share (in PLN) for the period	10.08	2.29	3.99	1.95

There is no difference between the basic earnings per share and the diluted earnings per share.

(all amounts in PLN thousand)

IV. GROUP ACHIEVEMENTS IN THE THIRD QUARTER 2005 TOGETHER WITH CIRCUMASTANCES AND EVENTS WHICH HAVE SIGNIFICANT IMPACT ON FINANCIAL RESULTS

Organizational and legal acts within the Framework Organizational Rules and Regulations of PKN ORLEN S.A. in force in the third quarter of 2005 were approved by the Management Board on 1 July 2005. According to the Regulations, the organizational structure of the Parent Company consists of Head Offices in Płock and Warsaw, Production Plant in Płock and twelve Regional Organizational Offices in Białystok, Gdańsk, Katowice, Kraków, Lublin, Nowa Wieś Wielka, Płock, Poznań, Rzeszów, Szczecin, Warsaw and Wrocław, having the status of an employer within the meaning of art. 3 of the Labour Code.

The above Rules and Regulations introduced also a new regional structure. Instead of Regional Retail Trade Offices, which were located in eleven centres, a division was made into three regions: Eastern Retail Trade Region with the head office in Kielce, Southern Retail Trade Region with the head office in Katowice and Western Retail Trade Region with the head office in Poznań. The to date Regional Investment and Maintenance Offices located in six centres were reduced to three areas, i.e. Eastern Investment and Maintenance Region with the head office in Lublin, Southern Investment and Maintenance Region with the head office in Katowice and Western Investment and Maintenance Region with the head office in Poznań. Moreover, three regions replaced fourteen Regional Financial Offices and Finance Offices, that is Eastern Financial and Accounting Region with the head office in Lublin, Southern Financial and Accounting Region with the head office in Katowice and Western Financial and Accounting Region with the head office in Poznań. No changes were introduced to Regional Wholesale Offices, regional logistics, administrative, prevention and human resources management groups.

In accordance with the Company's Rules and Regulations, the responsibility of the Management Board Members was divided as follows:
- President of the Management Board, CEO,
- Vice-President of the Management Board, Chief Investment Officer,
- Vice-President of the Management Board, Retail and Commercial Sales,
- Vice-President of the Management Board, Cost Management and IT,
- Member of the Management Board, Chief Financial Officer.

Vice-Director General for Operational Activities replaced the former Vice-President of the Management Board for Operational Activities.

As of 18 August 2005 the Management Board adopted new Framework Organizational Rules and Regulations, introducing an additional group of Member of the Management Board for Organization and extending the composition of the Management Board from five to six members.

Another change to the Organizational Rules and Regulations was made on 22 August 2005. The previous restructuring of regional structures was approved and the former Regional Organizational Offices were removed from the Company's structure. Additionally, the provision concerning the employer was amended. Currently, the functions defined under the labour law are performed by President of the Management Board, CEO or persons authorised by him instead of the Company having the status of an employer under art. 3 of the Labour Code.

In the third quarter 2005, PKN ORLEN S.A. carried out the restructuring strategy of the Group, which projects disposal of entities which activity is determined as non-core for the Group. In September 2005, PKN ORLEN S.A. sold on the Warsaw Stock Exchange its 26,455 shares held in Polimex Mostostal-Siedlce S.A. at the average price of PLN 45 per share, earning the gross profit on the transaction of PLN 718,874.

As at the end of the third quarter 2005, PKN ORLEN S.A. held directly or indirectly shares in the following entities over which it executes control, joint control or exercises significant influence:

- 129 subsidiaries,
- 4 jointly controlled entities,
- 22 associates.

As compared to the end of the third quarter 2004 the number of subsidiaries, jointly controlled companies and associates increased from 125 to 155. 125 companies were consolidated as compared to 79 companies in the third quarter of 2004.

(all amounts in PLN thousand)

The increase of the total number of related companies and consolidated companies results from acquisition of Unipetrol a.s. holding and inclusion of financial results of the Czech companies in the consolidated financial statements of the PKN ORLEN S.A. Group.

The most significant factors influencing the Group's operating results for the third quarter 2005, as compared to results for the third quarter of 2004 consist of the following (change: 3rd quarter of 2005 versus 3rd quarter of 2004, if not stated otherwise):

- increase of margins (cracks) for gasoline from 119.12 to 177.25 USD/t (by 48.8%), diesel fuel from 104.02 to 135.72 USD/t (by 30.5%) and Ekoterm form 70.33 to 111.04 USD/t (by 57.9%) and Jet A1 aviation fuel from 119.05 to 167.49 USD/t (by 40.7%);
- increase in the average commodity price for Brent oil from 41.57 to 61.67 USD/bbl (by 48.4%);
- high level of Ural/Brent differential of (-4.30 USD/bbl) in both quarters;
- increase in the volume of gasoline and diesel fuel sold by 15.3% and 49.3%, respectively;
- increase in the volume of LPG sold by 34.5%;
- increase in the crude oil throughput by 28.0%;
- decrease of margins (crack) for ethylene from 504.54 to 330.57 USD/t (by 34.5%) and propylene from 437.27 to 343.05 USD/t (by 21.5%);
- average exchange rate of U.S. dollar against the Polish currency falling from PLN 3.62/USD to PLN 3.30/USD (by 8.8%);
- average exchange rate of euro against the Polish currency falling from PLN 4.43/EUR to PLN 4.02/EUR (by 9.3%).

In the third quarter 2005, the volume of wholesale and retail sale of engine fuel (gasoline, diesel fuel, LPG, Jet A1) and light fuel oil (Ekoterm) in the Group amounted to 3,506,892 tonnes and was higher than sales in the third quarter 2004 by 683,808 tonnes (by 24.2%). In three quarters of 2005 sales of those products amounted to 8,794,399 tonnes and increased by 1,159,481 tonnes (by 15.2%) as compared to the prior year. During the third quarter of 2005 total sales of finished goods (refining, chemical and other) amounted to 5,225,480 tonnes and was higher than in the third quarter of the prior year by 1,173,407 tonnes (by 29.0%); the above total sales for three quarters of 2005 amounted 12,818,572 tonnes and was higher compared to the prior year by 1,916,053 tonnes (by 17.6%). During the third quarter of 2005, retail sales of engine fuel (gasoline, diesel fuel, LPG) and light fuel oil amounted to 958,246 tonnes and was higher than sales in the comparable period of the prior year by 64,839 tonnes (by 7.3%); total retail sales for three quarters of 2005 increased by 3.4% to 2,576,865 tonnes.

Sales tendencies in main products are presented in the below table:

Sales of light products in the PKN ORLEN S.A. Group (by volume)	3rd quarter 2004		3rd quarter 2005		Change (%) 3rd quarter 2005/ 3rd quarter 2004
Wholesale of key light products, including:		**1,929,677**		**2,548,646**	**132.1**
- gasoline (tonnes)		488,577		639,615	130.9
- diesel fuel (tonnes)		758,472		1,250,649	164.9
- Jet A-1 (tonnes)		119,274		140,098	117.5
- Ekoterm (tonnes)		520,059		460,428	88.5
- LPG (tonnes)		43,295		57,856	133.6
Retail sales of engine fuels, including:	**1,151,787**	**893,407**	**1,236,579**	**958,246**	**107.3**
- gasoline ('000 litres) / (tonnes)	683,550	516,080	687,062	518,732	100.5
- diesel fuel ('000 litres) / (tonnes)	403,327	340,811	461,759	390,186	114.5
- Ekoterm (tonnes)	129	109	27	23	21.1
- LPG ('000 litres) / (tones)	64,781	36,407	87,731	49,305	135.4
Total sales of fuels (tonnes)		**2,823,084**		**3,506,892**	**124.2**
- including engine fuels (tonnes)		2,302,916		3,046,441	132.3

*) sales of fuels including merchandise (gasoline, diesel oil, light fuel oil, LPG, Jet A-1) realized by Unipetrol a.s. in the third quarter 2005 amounted 736.617 tonnes; retail sales of engine fuels including merchandise (gasoline, diesel oil, LPG) accounted for 90,260 tonnes.

Sales of light products in the PKN ORLEN S.A. Group (by volume)	3 quarters 2004		3 quarters 2005		Change (%) 3 quarters 2005/ 3 quarters 2004
Wholesale of key light products, including:		**5,142,821**		**6,217,534**	**120.9**
- gasoline (tonnes)		1,365,132		1,681,227	123.2
- diesel fuel (tonnes)		2,037,802		2,709,461	133.0
- Jet A-1 (tonnes)		264,068		353,749	134.0
- Ekoterm (tonnes)		1,342,471		1,324,326	98.6
- LPG (tonnes)		133,348		148,771	111.6
Retail sales of engine fuels, including:	**3,209,277**	**2,492,097**	**3,323,275**	**2,576,865**	**103.4**
- gasoline ('000 litres) / (tonnes)	1,916,887	1,447,250	1,908,771	1,441,122	99.6
- diesel fuel ('000 litres) / (tonnes)	1,125,117	950,724	1,204,033	1,017,408	107.0
- Ekoterm (tonnes)	408	345	176	149	43.2
- LPG ('000 litres) / (tones)	166,865	93,778	210,295	118,186	126.0
Total sales of fuels (tonnes)		**7,634,918**		**8,794,399**	**115.2**
- including engine fuels (tonnes)		6,292,102		7,469,924	118.7

Significant increase in operating results of the Parent Company and the Group as compared to the parallel period in the prior year was due to a number of factors, including:

- high commodity margins (crack) for key refinery products maintained in the third quarter of 2005 and increased sales of those products,
- favourable Brent/Ural differential,
- measurable outcome of operating cost reduction programmes (PLN 228 million in the third quarter 2005 compared with PLN 182 million in the third quarter of the prior year, computed with reference to the basis defined as 2002 costs).

The financial results were also influenced by financial results of the Czech Unipetrol a.s. included since June 2005 in the Group consolidated financial statements.

The results of the Parent in comparison to the Group were as follows:

Item	3rd quarter 2004		Share of PKN in the Group	3rd quarter 2005		Share of PKN in the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil throughput ('000 tonnes)	3,372	3,256	96.6	4,317	3,149	72.9
Net sale revenues	8,504,215	5,399,003	63.5	13,074,428	6,321,151	48.3
Gross profit on sales	1,740,955	1,299,003	74.6	2,026,530	1,413,032	69.7
Profit from operations	995,132	852,830	85.7	1,195,107	920,362	77.0
Profit before tax	1,066,923	918,594	86.1	1,266,645	997,302	78.7
Net profit	832,792	739,135	88.8	980,165	813,359	83.0

Item	3 quarters 2004		Share of PKN in the Group	3 quarters 2005		Share of PKN in the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil throughput ('000 tonnes)	9,328	8,954	96.0	10,865	9,197	84.6
Net sale revenues	22,317,367	13,507,488	60.5	29,835,384	16,069,948	53.9
Gross profit on sales	4,474,009	3,356,047	75.0	5,368,015	4,083,059	76.1
Profit from operations	2,059,291	1,852,274	89.9	4,687,123	2,257,274	48.2
Profit before tax	2,202,624	2,018,073	91.6	5,002,944	2,650,808	53.0
Net profit	1,707,908	1,625,253	95.2	4,309,813	2,124,810	49.3

In the third quarter of 2005 PKN ORLEN S.A. Group's refinery throughput amounted to 4,317 thousand tonnes of crude oil and in three quarters 10,865 thousand tonnes. The achieved level of throughput in the third quarter of 2005 is by 28.0% higher than in the parallel period of the prior year, and for three quarters of 2005 by 16.5%. The high level of change was due to recognition in 2005 of Unipetrol a.s. throughput, which in the third quarter 2005 amounted to 1,134 thousand tonnes of crude oil compared to 952 thousand tonnes in the third quarter 2004.

In the third quarter 2005 the Group's profit from operations amounted to PLN 1,195 million, compared to PLN 995 million in the parallel period of 2004. Profit from operations increased in the third quarter 2005 and is mainly attributable to due to recognition of Unipetrol a.s. profit of PLN 131 million in the consolidated results. Profit from operations for three quarters of 2005 amounted to PLN 4,687 million and was by 127.6% higher than in the comparative period of 2004. The considerably high profit for 9 months of 2005 is a result of purchase of Unipetrol a.s. and recognition of the difference between net fair value of the acquired assets and acquisition cost of PLN 2,005 million in other operating income.

In the third quarter of 2005 the Group's net profit amounted to PLN 980 million and was higher by 17.7% than net profit earned in the third quarter of the prior year. For three quarters of 2005 net profit amounted PLN 4,309 million and was by 152.3% higher than profit earned in the comparative period of the prior year.

(all amounts in PLN thousand)

Consolidated financial data of the Group by business segment are as follows:

Item	3rd quarter 2004					3rd quarter 2005				
	Refining Segment	Chemical Segment	Other operations	Adjust.	Total	Refining Segment	Chemical Segment	Other operations	Adjust.	Total
Segment result	842,483	223,174	-2,794	179	1,063,042	1,191,411	158,080	-13,124	642	1,337,010
Unallocated revenues of the Group					25,439					2,773
Unallocated costs of the Group					-93,349					-144,676
Profit from operations					995,132					1,195,107

Item	3 quarters 2004					3 quarters 2005				
	Refining Segment	Chemical Segment	Other operations	Adjust.	Total	Refining Segment	Chemical Segment	Other operations	Adjust.	Total
Segment result	1,791,663	565,065	25,419	125	2,382,272	3,481,067	1,772,152	293,935	-262,939	5,284,216
Unallocated revenues of the Group					27,496					100,720
Unallocated costs of the Group					-350,477					-697,813
Profit from operations					2,059,291					4,687,123

In the third quarter of 2005, as compared to the parallel period of the prior year, total profit from business segment operations increased by 20.1%. The increase was primarily due to results of the refining segment (increase by 41.4% compared to the third quarter 2004), connected mainly with maintaining very high commodity margins for refinery products, and to results of Unipetrol a.s. (PLN 75,208 thousand) included in this segment. The chemical segment recorded decrease in the third quarter 2005, mainly as a result of an economic depression which impacted considerable decrease of commodity margins. The companies of Unipetrol a.s. earned profit form operations in this segment of PLN 87,825 thousand. In the third quarter 2005 compared to the third quarter 2004, the chemical segment share in the total segment results deteriorated while the increased share was noted for the refining segment.

During three quarters of 2005, compared to the parallel period of the prior year, total profit from segment operations increased by 127.6%. It is a result of the increase of the refining segment by 94.3% (high crack margins in 2005) and the estimated excess of fair value of the acquired net assets over the acquisition cost (PLN 823,920 thousand). Unipetrol a.s. earned in this segment PLN 126,636 thousand. The increase of the chemical segment results by 213.6% was influenced by recognition of the excess of fair value of the acquired net assets over the acquisition cost (PLN 1,076,642 thousand), high commodity margins for petrochemical products in the first half of 2004 and advantageous results of the Czech holding (PLN 102,174 thousand) recorded in this segment.

In the third quarter of 2005, the Parent Company did not issue any securities under the Bond Issuance Programme.

V. CIRCUMSTANCES AND EVENTS, IN PARTICULAR OF A NON-STANDARD NATURE, WHICH HAVE SIGNIFICANT IMPACT ON FINANCIAL RESULTS

During the nine-month period ended 30 September 2005 the following significant events influencing the information presented in these condensed consolidated financial statements occurred.

1. Purchase of UNIPETROL shares

On 24 May 2005, the Company acquired 114,224,038 registered shares in UNIPETROL a.s., which is approximately 62.99% of all issued Unipetrol a.s shares. The acquisition was made under the agreement concluded by PKN ORLEN on 4 June 2004 with the National Property Fund of the Czech Republic.
Unipetrol is a group of companies operating in the chemical sector in the Czech Republic, mainly in activities related to processing of crude oil, fuel distribution, production of fertilizers and petrochemicals. In all those activities Unipetrol is a main representative of the industry sector in the Czech Republic and Central Europe. The Unipetrol Group consists mainly of the following companies:

- Česka Rafinerska (a joint venture, combined with: AgipPetroli, Conoco and Shell) and Paramo – the largest manufacturer of fuels, bitumin and other products related to refining of the crude oil – and Unipetrol Rafinerie – the largest Czech company dealing with purchase of crude oil and sale of petrochemical products;
- Chemopetrol, Kaučuk and Spolana – manufacturers of mainly petrochemical products and plastics;
- Benzina – the largest network of petrol stations in the Czech Republic.

The Unipetrol Group has the following associates: Lovochemie – an important manufacturer of industrial fertilizers and other non-organic chemical products; Aliachem – a group of enterprises engaged in organic and non-organic chemical products, plastics production; and a few entities operating in the area of distribution, research and services.

(all amounts in PLN thousand)

As a result of the purchase of Unipetrol shares, the Company acquired the following categories of assets, liabilities and contingent liabilities of the acquired company and settled the transaction as follows using the purchase method:

Initial fair value of assets and liabilities by main categories:

Cash and cash equivalents	227,007
Property, plant and equipment*	7,008,720
Inventories	1,138,412
Receivables	1,912,516
Other assets*	1,089,904
Provisions	(143,558)
Non-current liabilities	(1,266,024)
Current liabilities	(3,006,451)
Contingent liabilities	(63,927)
Other liabilities**	(845,436)
Net assets of Unipetrol at fair value	6,051,163
Share of PKN ORLEN in the net assets of Unipetrol	3,811,628
Purchase price	1,562,197
Adjustment of purchase price according to the price formula included in the agreement	221,295
Acquisition costs***	23,108
The excess of the share in the net consolidated assets over the acquisition cost, included in other operating income	2,005,028
Share of PKN ORLEN in the net assets of Unipetrol	3,811,628
The excess of the share in the net consolidated assets over the acquisition cost, included in other operating income	(2,005,028)
Total outflow of cash	1,806,600
Adjustment of purchase price, unpaid as at the balance sheet date	(221,295)
Acquisition costs	(23,108)
Cash outflow relating to purchase of Unipetrol Group until 30 June 2005	1,562,197

* including initial fair value measurement in the amount of PLN 1,358,615 thousand.
** including deferred tax on initial fair value measurement in the amount of PLN 353,240 thousand (calculated using the 26% tax rate, valid in the Czech Republic)
*** the acquisition costs comprise expenses related to advisory services, business trips, etc.

Due to a large number of the acquired assets and liabilities PKN ORLEN is currently engaged in the process of their valuation to fair value. The Group recognized a preliminary effect of the valuation of the acquired net property, plant and equipment, except for the assets of Česka Rafinerska. The valuation of Česka Rafinerska assets is in progress. Consequently, the initial value of the acquired assets and liabilities, and the excess of the share in consolidated net assets over the acquisition cost may diverge from the final valuation. The final settlement of the transaction may also be influenced by the increase in acquisition costs relating to the pending valuation processes aimed at the transaction settlement and restructuring of the acquired assets. Upon completion of all the relevant processes, the calculation of the excess of the share in net consolidated assets over the acquisition cost may differ significantly from that presented above.

According to the Management Board, the final settlement of the transaction should be performed by the end of 2005.

PKN ORLEN has been consolidating the Unipetrol Group using the full method since the acquisition date.

In accordance with IFRS 3 "Business Combinations", the below table presents the consolidated revenues and financial result of the PKN ORLEN Group (including consolidated financial data of Unipetrol for the period from 1 January 2005 to 30 September 2005), as if the acquisition date coincided with the beginning of the period.

Consolidated pro forma cumulative data for the third quarter, excluding adjustments to fair value, are as follows:

Net sale revenues	35,104,866

(all amounts in PLN thousand)

Operating revenues	2,348,641
Financial revenues	634,181
Financial result	4,571,866

The Management Board of PKN ORLEN intends to restructure the Unipetrol Group. In accordance with the integration strategy with Unipetrol, announced on 17 October 2005 by the Management Boards of PKN ORLEN S.A. and Unipetrol it is projected to sell particular non-core business operations. The divestiture strategy has been discussed under Note VIII point 5.

2. Agreements for disposal of a portion of assets and liabilities related to purchase of Unipetrol shares

In 2003-2004, the former Management Board of PKN ORLEN concluded agreements with Agrofert Holding a.s. and ConocoPhillips Central and Eastern Europe Holdings B.V. concerning sale of part of assets and liabilities of the Unipetrol Group companies.

The present Management Board, having analysed all eventual consequences resulting from the above agreements and having consulted recognized independent experts, adopted and presented to the Supervisory Board a proceeding strategy, taking into account the best interest of the Company and its shareholders, related to execution of the agreements. As a consequence, the Management Board is currently proceeding with formal correspondence with Agrofert Holding a.s., and ConocoPhillips Central and Eastern Europe Holdings B.V. and Unipetrol a.s. in respect of the signed agreements. Therefore, the Management Board of PKN ORLEN cannot disclose detailed information concerning the conducted negotiations without detriment to the Company's best interest.

In relation to the above agreements, in the second quarter 2005, PKN ORLEN created provisions to cover the potential negative financial effects related to execution of the agreements. Agrofert Holding a.s. addressed PKN Orlen to settle contractual penalties.

PKN ORLEN addressed Agrofert Holding with a suggestion of disclosing particulars of the agreements a number of times, yet as at the date of publication of these statements it did not obtain a consent for disclosing their full content. Agrofert Holding a.s. agreed to disclose only portions of the agreements which it also presented at the press conference on 13 September 2005. PKN ORLEN SA still highlights its readiness to publish the agreements in their full wording yet after it obtains the relevant consent from Agrofert Holding a.s.

3. Agreement with DEZA a.s.

The Management Board of Unipetrol a.s. informed on 2 September 2005, that on 22 August 2005, it received letters from DEZA a.s. (one of the two Agrobohemie a.s. shareholders) requesting that agreements for execution of a call option for 50% of shares in Agrobohemie a.s. should be signed. The letters referred to agreements concluded between Unipetrol and DEZA on 12 October 2000. Having analysed the documents available to Unipetrol Management Board and received letters, the Management Board concluded that the agreements contained vital legal faults and additionally were not compliant with best market practice. Those factors did not allow the Management Board of Unipetrol a.s. to accept the request of DEZA a.s. As a consequence, on 1 September 2005 the Management Board of Unipetrol offered DEZA a.s. to modify the transaction documents in order to ensure compliance with the binding Czech law, accepted standards and best market practice.

(all amounts in PLN thousand)

VI. SEGMENT DATA

	Refining Segment				Chemical Segment				Other operations				Adjustments				Total			
	for the period				for the period				for the period				for the period				for the period			
	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months
	ended 30 September 2005		ended 30 September 2004		ended 30 September 2005		ended 30 September 2004		ended 30 September 2005		ended 30 September 2004		ended 30 September 2005		ended 30 September 2004		ended 30 September 2005		ended 30 September 2004	
Revenues																				
Sales to external customers	24 916 799	11 082 381	18 833 835	7 245 049	4 324 794	1 752 279	2 985 046	1 081 238	518 412	210 720	477 245	156 687					29 760 005	13 045 380	22 296 126	8 482 974
Transactions with other segments	4 808 441	2 466 119	3 090 732	1 179 497	1 460 191	627 499	1 073 371	405 930	646 441	236 400	572 982	175 593	(6 915 073)	(3 330 018)	(4 737 085)	(1 761 020)	-	-	-	-
Settlement of hedging transactions					75 379	29 048	21 241	21 241									75 379	29 048	21 241	21 241
Total revenues	29 725 240	13 548 500	21 924 567	8 424 546	5 860 364	2 408 826	4 079 658	1 509 409	1 164 853	447 120	1 050 227	332 280	(6 915 073)	(3 330 018)	(4 737 085)	(1 761 020)	29 835 384	13 074 428	22 317 367	8 504 215
Total operating cost	(26 985 931)	(12 337 473)	(19 946 362)	(7 560 087)	(5 158 903)	(2 256 503)	(3 511 087)	(1 281 394)	(1 141 309)	(448 062)	(1 004 099)	(331 919)	6 915 627	3 330 661	4 737 210	1 761 199	(26 370 516)	(11 711 377)	(19 724 338)	(7 412 201)
Other operating income	165 575	45 203	91 477	5 968	61 468	44 782	21 394	10 564	28 016	4 132	40 325	29 089					255 059	94 117	153 196	45 621
Other operating expenses	(247 737)	(64 819)	(278 019)	(27 944)	(67 419)	(39 025)	(24 900)	(14 405)	(32 167)	(16 314)	(61 034)	(32 244)					(347 323)	(120 158)	(363 953)	(74 593)
The excess of the fair value of acquired net assets over the acquisition price	823 920	-		-	1 076 642	-		-	274 542	-		-	(263 492)				1 911 612	-	-	-
Result																				
Segment result	3 481 067	1 191 411	1 791 663	842 483	1 772 152	158 080	565 065	223 174	293 935	(13 124)	25 419	(2 794)	(262 938)	643	125	179	5 284 216	1 337 010	2 382 272	1 063 042
Unallocated revenues of the Group																	7 305	2 773	27 496	25 439
Unallocated excess of the fair value of acquired net assets over the acquisition price																	93 415	-	-	-
Unallocated costs of the Group																	(697 813)	(144 676)	(350 477)	(93 349)
Profit from operations																	4 687 123	1 195 107	2 059 291	995 132
Financial income																	582 818	130 768	247 952	90 851
Financial expenses																	(308 288)	(63 419)	(129 091)	(30 832)
Share in profit from investments accounted for under equity method	19 278	11 649	252	316	(7 382)	(7 460)	717	(170)	-	-	10 182	2 100					11 896	4 189	11 151	2 246
Profit (loss) on the sale of all or part of shares of related parties																	29 395	-	13 321	9 526
Gross profit																	5 002 944	1 266 645	2 202 624	1 066 923
Income tax expense																	(646 537)	(253 852)	(453 786)	(216 770)
Minority interest																	(46 594)	(32 628)	(40 930)	(17 361)
Net profit																	4 309 813	980 165	1 707 908	832 792

(all amounts in PLN thousand)

	Refining Segment				Chemical Segment				Other operations			
	for the period				for the period				for the period			
	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months
	ended 30 September 2005		ended 30 September 2004		ended 30 September 2005		ended 30 September 2004		ended 30 September 2005		ended 30 September 2004	
Cost incurred to acquire segment property, plant and equipment and intangible assets	613 899	275 283	490 581	229 968	712 491	275 245	482 252	42 837	91 247	37 338	48 730	19 234
Unallocated cost incurred to acquire property, plant and equipment and intangible assets												
Total cost incurred to acquire property, plant and equipment and intangible assets												
Segment depreciation	616 914	260 427	627 415	207 941	286 232	134 771	190 581	62 932	132 462	24 155	157 928	51 133
Depreciation of unallocated assets												
Total depreciation												
Non-cash expenses other than depreciation	143 993	20 222	119 672	45 371	33 211	30 925	13 099	5 649	82 521	7 979	45 236	31 617

	Adjustments				Total			
	for the period				for the period			
	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months
	ended 30 September 2005		ended 30 September 2004		ended 30 September 2005		ended 30 September 2004	
Cost incurred to acquire segment property, plant and equipment and intangible assets					1 417 637	587 866	1 021 563	292 039
Unallocated cost incurred to acquire property, plant and equipment and intangible assets					30 374	5 736	24 065	8 449
Total cost incurred to acquire property, plant and equipment and intangible assets					1 448 011	593 602	1 045 628	300 488
Segment depreciation					1 035 608	419 353	975 924	322 006
Depreciation of unallocated assets					23 870	8 016	28 496	8 628
Total depreciation					1 059 478	427 369	1 004 420	330 634
Non-cash expenses other than depreciation					259 725	59 126	178 007	82 637

(all amounts in PLN thousand)

Geographical segments

The below table presents the Group's consolidated sales by geographical segments for the periods of 9 and 3 months ended 30 September 2005 and 30 September 2004

	Revenues from sale by geographical area for the period			
	9 months	3 months	9 months	3 months
	ended 30 September 2005		ended 30 September 2004	
Poland	16 200 010	5 978 216	14 443 178	5 724 015
Germany	7 328 120	2 870 822	6 763 845	2 345 495
Czech Republic	4 075 730	2 923 575	566 489	277 985
Other countries	2 231 524	1 301 815	543 855	156 720
Total revenues from sale by geographical area	**29 835 384**	**13 074 428**	**22 317 367**	**8 504 215**

(all amounts in PLN thousand)

VII. CONTINGENT ASSETS AND LIABILITIES

Contingent liabilities as at 30 September 2005:

Guarantees and sureties:

Entity	Type of relation with the issuer	Name of entity (company) to which a guarantee/surety was granted	Subject of guarantee	Amount of guarantee/surety	Period for which the guarantee/surety was granted (expiration of the liability)
PKN ORLEN S.A.	Other entities	-	performance bonds, guarantees of payment, tender bonds, lottery guarantee	22,941	31.12.2007
Anwil S.A.	Other entities	Unb GmbH	guarantee related to investment in change of chlorine production technology	5,565	till 09.08.2006
ORLEN Oil Sp z o.o.	Other entities	Bank Handlowy w Warszawie S.A.	guarantee for clients' liabilities related to Paylink Cards Use Agreement; the amount gives 7..5% of the Program Amount.(agreement for financing trade liabilities for Paylink referring to Regional Sales Centers)	2,655	till 31.03.2007
Zakład Budowy Aparatury S.A	Other entities	ALSTOM POWER	performance bond and guarantee of proper defect removal	2,246	till 15.07.2007
Unipetrol a.s.	Other entities	SPOLSIN, spol. s.r.o., CALYON BANK, Chvateruby municipal authorities	loan guarantees	1,342	till 30.06.2008
Inowrocławskie Kopalnie Soli "SOLINO" Sp z o.o.	Other entities	Municipal Office in Inowrocław	guarantee of the loan for waste-water treatment plant in Inowrocław	700	till 20.12.2006
Zakład Budowy Aparatury S.A	Other entities	LURGI BIPRONAFT	Warranty	333	till 21.01.2006
Zakład Budowy Aparatury S.A	Other entities	LOTOS S.A. GROUP	performance bond	125	till 15.06.2007
			TOTAL	**35,907**	
Anwil S.A.	**Unconsolidated subsidiaries**	Agro-Azoty II Sp z o.o. Włocławek	current account loan guarantee	80	till 20.09.2005
			TOTAL	**80**	

(all amounts in PLN thousand)

PKN ORLEN S.A.	Consolidated subsidiaries	ORLEN PetroTank Sp z o.o., Rafineria Jedlicze S.A., Orlen Transport Kędzierzyn-Koźle, Orlen Dautschland AG, Basell Oreln Polyolefins Sp z o.o.	guarantees/sureties of loans and borrowings	1,272,714	till 31.12.2013
Unipetrol a.s.		Unipetrol a.s. Group companies	guarantees/sureties of loans and borrowings	605,758	until further notice
Orlen Asfalt Sp z o.o		Orlen Asfalt Group	loan collateral	30,000	29.10.2005
Rafineria Trzebinia S.A.		EuroNaft Trzebinia Sp z o.o.	current account loan guarantee	22,050	till 30.04.2009
Rafineria Trzebinia S.A.		NaftoWax Sp z o.o.	current account loan guarantee	12,000	till 31.03.2009
Rafineria Trzebinia S.A.		EuroNaft Trzebinia Sp z o.o.	renewable loan guarantee	4,500	till 31.12.2005
Ship-service S.A.		SHIP SERVICE AGRO Sp z o.o.	loan guarantee	1,800	till 31.03.2007
Rafineria Trzebinia S.A		Energomedia Sp z o.o.	current account loan guarantee	1,100	30.06.2006
Orlen Asfalt Sp z o.o		Orlen Asfalt Group	loan collateral (bill of exchange for the Customs Office)	500	31.12.2005
Rafineria Trzebinia S.A		Energomedia Sp z o.o.	guarantee of the receivable resulting from the sale-purchase agreement	500	till the liabilities repayment date
			TOTAL	**1,497,223**	
Unipetrol a.s.	Parent company	PKN ORLEN S.A.	guarantee granted on behalf of BENZINA	286,898	till 31.03.2006
Zakład Budowy Aparatury S.A		PKN ORLEN S.A.	performance bond (FLAVOURS)	854	till 25.11.2006
Zakład Budowy Aparatury S.A		PKN ORLEN S.A.	performance bond (PROPYLENE TANKS)	460	till 20.11.2007
Zakład Budowy Aparatury S.A		PKN ORLEN S.A.	performance bond (C 501 COLUMN)	95	till 01.03.2007
			TOTAL	**288,307**	
		Total amount	guarantees and sureties	**1,821,517**	

Other contingent liabilities:

536,554	excise tax guarantees, including collaterals submitted on behalf of third parties in respect of movement of harmonized excise goods under the excise tax suspension procedure and excise tax liability on goods kept in warehouses under the excise tax suspension procedure
26,040	statement of voluntary submission for execution for Bank Handlowy w Warszawie S.A. (ORLEN Oil Sp z o.o.)
9,200	factoring with recourse – bill of exchange statement together with a bill of exchange which are guarantees of recourse factoring credit line under a factoring services agreement (ORLEN Oil Sp z o.o. for Bank Przemysłowo-Handlowy PBK S.A.) (Factoring Services Agreement related to Regional Sales Centers)

(all amounts in PLN thousand)

6,000	limit provided by an Insurance Company, up to which Remwil can obtain coverage in issued insurance policies for particular contracts (Anwil S.A.)
4,000	liability connected with improper execution of trade contracts (Anwil S.A. has been sued by Tras Tychy S.A.)
3,000	claims resulting from damages related to provided services (Anwill S.A to a subsidiary, SK Eurochem)
2,302	liability connected with possible reclamation of land (ORLEN PetroTank Sp z o.o.)
837	blank bills issued by ORLEN PetroCentrum Sp. z o.o. to PKN ORLEN, which are guarantees of agreements with petrol stations owners
295	retention bond for repair and assembly of a turbine (Orlen Wir Sp z o.o.)
186	performance bond (ORLEN Oil Sp z o.o.)
143	contentious amount resulting from an unsettled service rendered by the legal office, Kancelaria Prawna Setkowicz i Partnerzy, due to termination of the cooperation agreement (ORLEN PetroTank Sp z o.o.)
129	guarantee of receivables (O.Wir Sp z o.o. to PKN ORLEN S.A.)
120	tender guarantee deposit (ORLEN Oil Sp z o.o.)
17	guarantee of receivables (O.Wir Sp z o.o. to Mostostal Zabrze Holding S.A.)
17	blank bills issued by ORLEN PetroCentrum Sp. z o.o. to PKN ORLEN which are guarantees of distributors' lease agreements
Total 588,840	

Guarantees, sureties and other contingent liabilities granted by the PKN ORLEN S.A. Group:	**30 September 2005**
Guarantees and sureties granted to:	**324,294**
unconsolidated related parties	288,387
other parties	35,907
Other contingent liabilities:	**588,840**
excise tax liabilities	536,554
other	52,286
Total contingent liabilities of the PKN ORLEN S.A. Group:	**913,134**

Additional information concerning significant proceedings in front of the court, a body appropriate for arbitration proceedings or a public administrative bodies and on other risks of the Company and its related parties have been presented under Note XI.

VIII. SIGNIFICANT EVENTS DURING THE PERIOD FROM 1 JULY 2005 TO THE DATE OF THIS REPORT, PRESENTED IN THE CURRENT REPORTS

1. Changes in the PKN ORLEN S.A. Supervisory Board

On 29 June 2005 the Ordinary General Shareholders' Meeting of PKN ORLEN S.A. appointed new members to the Supervisory Board:

- Mr Adam Sęk,
- Mr Andrzej Olechowski.

(all amounts in PLN thousand)

On 6 September 2005 PKN ORLEN Management Board was informed that Mr Piotr Osiecki resigned from the position of the member of the PKN ORLEN S.A. Supervisory Board as of the nearest General Shareholders' Meeting.

The resignation followed appointment of Mr Piotr Osiecki to the position of Vice-President of the Management Board of PZU Asset Management S.A.

Mr Piotr Osiecki was appointed to the Supervisory Board on 5 August 2004. He was a member of the Audit Committee and the Corporate Governance Committee of the Supervisory Board.

2. Changes in PKN ORLEN S.A. Management Board

The Supervisory Board of PKN ORLEN at the meeting held on 19 July 2005, acting upon the motion of the Ministry of State Treasury, in accordance with art. 9 section 1 para. 3 of the Company's Articles of Association, appointed Mr Dariusz Witkowski to the position of Member of PKN ORLEN Management Board effective 1 August 2005.

3. Agreement for crude oil supply to Unipetrol Rafinérie

The Management Board of PKN ORLEN S.A. announces that on 29 September 2005, the Company concluded an agreement with Unipetrol Rafinérie a.s., under which effective 1 January 2006 PKN ORLEN shall become the exclusive supplier of REBCO crude oil to Unipetrol Rafinérie a.s. The estimated turnover resulting from crude oil sales under this agreement approximates USD 1 billion, i.e. ca PLN 3,239 billion per year, according to the average National Bank of Poland USD/PLN exchange rate of 29 September 2005. The agreement provides also that the parties shall negotiate terms of sweet crude oil supply within the subsequent two months.

The agreement refers to creation of a crude oil supply center within the PKN ORLEN S.A. Group, for deliveries to refineries in Płock, Litvinov and Kralupy.

4. Closing of mandatory tender offering for shares in Unipetrol a.s., Paramo a.s. and Spolana a.s.

The Management Board of PKN ORLEN S.A. announces that the mandatory tender offering for shares issued by Unipetrol a.s., Paramo a.s. and Spolana a.s. was concluded on 12 October 2005. In accordance with a report provided by Patria Finance a.s., a broker house carrying out the mandatory tender offering process, the minority shareholders subscribed as follows:

- for the sale of 49,660 shares in Paramo a.s. shares, standing for 3.7 % of that company's share capital,
- for the sale of 277,671 shares in Spolana a.s. shares, standing for 3.6 % of that company's share capital,
- for the sale of 2,461 shares in Unipetrol a.s. shares, standing for 0.0014 % of that company's share capital.

The total value of shares subscribed at the price defined during the mandatory tender offering amounts to CZK 91.97 million, i.e. ca PLN 12 million according to the National Bank of Poland average exchange rate of 14 October 2005.

(cf. also regulatory announcements no.: 48/2005 of 19 July 2005, 49/2005 of 26 July 2005, 52/2005 of 12 August 2005, 56/2005 of 26 August 2005, 57/2005 of 26 August 2005).

5. PKN ORLEN S.A. integration strategy with Unipetrol a.s.

On 17 October 2005, Management Board of PKN ORLEN S.A. announced its integration strategy with Unipetrol a.s., including among others the expected effects of the operational improvement program and first improvements captured already in 2005.

The operational improvement program provides for an improvement in efficiency and realization of precisely selected targets which should contribute to an increase of Unipetrol's EBITDA by minimum 45% in 2008 compared to 2004, based on the same average macro-environment as in 2004.

(all amounts in PLN thousand)**

The strategy adopted by Unipetrol envisages also the capital group restructuring through divestitures of businesses which Unipetrol has independently determined as non-core: in Aliachem, Lovochemie, Agrobochemie and Kaučuk.

Smooth target realization in core segments: refinery, petrochemical, chemical and retail sale, will be supported by the created 26 Polish-Czech teams responsible for the defined tasks.

Assumed financial targets are:

▪ IRR of PKN ORLEN investment in Unipetrol	> 33.9%
▪ Consolidated EBITDA for Unipetrol in 2008	> EUR 442 million, including:
-impact of Partnership Program	*> EUR 138 million*

The first improvements to be captured by Unipetrol already in 2005 will amount to ca EUR 28 million.
The initial expected integration synergies in respect of PKN ORLEN will exceed EUR 24 million.

The aforementioned financial and operational targets are based on the following actual average macro-environment factors observed in 2004: Brent oil price USD 38.2/b, Brent/Ural differential USD 4.1/b, refinery margin USD 3.5/b, exchange rate of EUR/CZK 31.90.

Additional important assumptions considered in the above calculations:

- IRR – of PKN ORLEN investment in Unipetrol – of minimum 33.9% does not include the provisions - PKN ORLEN has made potential provisions for business risk which include a provision to cover possible negative financial effects associated with agreements concerning sale of some Unipetrol assets. Including the provision for potential business risk, IRR of PKN OREN investment in Unipetrol would amount to 28%.
- Consolidated EBITDA includes Unipetrol, Unipetrol Rafinérie, Paramo, Chemopetrol, Kaučuk, Spolana, Benzina fully consolidated; Česká Rafinérská consolidated by the proportional method; Agrobohemie and Aliachem consolidated by the equity method. EBITDA calculations do not include the effects of possible divestments.
- Unipetrol EBITDA base results for 2004 adjusted for one-off expenses and non-operating and extraordinary charges.
- EBITDA calculations do not include the effects of possible divestments.
- Price paid by PKN ORLEN to the Czech Property Fund for Unipetrol shares: CZK 11,303 million + 14.55% price adjustment = EUR 428 million, the price agreed for debt (CZK 1,745 million = EUR 58 million) less repayment of EUR 15 million, project costs of EUR 12 million. Total expected mandatory tender offer for shares cost of EUR 3.1 million included. Total investment: EUR 486 million (assuming EUR/CZK exchange rate of 30.35 as of 24.05.2005).
- Return on investment – of 33% - calculated using outlays as defined for the internal return ratio calculation included in the presentation "PKN ORLEN and Unipetrol – Partnership for the Central Europe", adjusted by the nominal value of receivables excluding repayments (EUR 104 million), and considering PKN ORLEN share in Unipetrol profit in 2009, including the impact of initiatives and average 2004 macro-economic conditions.

(all amounts in PLN thousand)

IX. SHAREHOLDERS HOLDING DIRECTLY OR INDIRECTLY VIA RELATED PARTIES AT LEAST 5% OF THE TOTAL VOTES AT THE PARENT'S GENERAL MEETING AS AT THE DATE OF FILING THE REPORT

Shareholder	% of votes at the GSM presented in the prior quarter report *	Number of shares presented in the prior quarter report *	Change of % in the period 16 September 2005 - 31 October 2005	% of votes at GSM at the report filing date **	Number of shares at the report filing date **
Nafta Polska S.A.	17.32%	74,076,299	-	17.32%	74,076,299
State Treasury	10.20%	43,633,897	-	10.20%	43,633,897
The Bank of New York (holders of GDRs)	12.29%	52,564,818	(0.33)	11.96%	51,166,086
Other	60.19%	257,434,047	0.33	60.52%	258,832,779
Total	100%	427,709,061	-	100%	427,709,061

* Data as at 16 September 2005
** Data as at 31 October 2005

In accordance with the regulatory announcement no. 33/2005, filed on 25 May 2005, FMR Corp. with direct and indirect subsidiaries, seated in Boston, and Fidelity International Limited with direct and indirect subsidiaries, seated in Bermuda, held 21,436,944 PKN ORLEN shares as at 24 May 2005, which is 5.01% of the share capital, and gives title to 21,436,944 votes at the general meeting and 5.01% of the total votes at PKN ORLEN General Meeting.
The percentage interest of the above shareholders in the Company's share capital is compatible with the percentage of votes at the General Shareholders' Meeting as at this report filing date.

X. CHANGES IN THE NUMBER OF THE COMPANY'S SHARES HELD BY THE MANAGEMENT BAORD AND SUPERISORY BOARD IN ACCORDANCE WITH THE COMPANY'S RECORDS

The number of shares held by the Management Board and Supervisory Board in the third quarter 2005:

	Number of shares, options as of the date of the prior quarter report filing *	Acquisition	Disposal	Increase due to changes in composition	Decrease due to changes in composition	Number of shares as at the date of report filing **
Management Board	-	-	-	-	-	-
Supervisory Board	2,950	-	-	-		2,950
Raimondo Eggink	2,950	-	-	-	-	2,950

* Data as at 16 September 2005
** Data as at 31 October 2005

(all amounts in PLN thousand)

XI. INFORMATION CONCERNING SIGNIFICANT PROCEEDINGS IN FRONT OF COURT, BODY APPROPRIATE FOR ARBITRATION PROCEEDINGS OR IN FRONT OF PUBLIC ADMINITRATION BODIES AND ON OTHER RISKS OF THE PARENT COMPANY AND ITS RELATED PARTIES

1. Excise tax contingent liability of Rafineria Trzebinia S.A.

On 15 October 2004, the Head of the Customs Office in Kraków instituted tax proceedings in order to determine the excise tax liability at Rafineria Trzebinia S.A. for May, June, July and August 2004. As a result of the proceedings, on 5 April 2005 Rafineria Trzebinia S.A. received decisions from the Head of the Customs Office in Kraków, where the total excise tax liability was set for the period of May-August 2004 at about PLN 60 million. According to the Management Board of Rafineria Trzebinia S.A., the company possesses all necessary expert opinions confirming correctness of the applied classification of goods taxed with 0% rate. On 12 April 2005, the Management Board of Rafineria Trzebinia S.A. filed an appeal against the discussed decisions and a motion to suspend execution of the decision until the date of settling the matter in the court of second instance.
On 5 May 2005, in reply to its motion, Rafineria Trzebinia S.A. received a decision from the Head of the Customs Office in Kraków suspending execution of the above decision.
On 9 June 2005 the Director of the Customs Chamber in Kraków, having examined the Company's appeal of 12 April 2005 against the decision of the Head of the Customs Office in Kraków of 31 March 2005, quashed the decision of the first instance authority and submitted it for further examination.
On 28 July 2005 the Head of the Customs Office in Kraków, upon receipt of the Customs Chamber decision, without providing any further evidence in the case determined an excise tax liability for May-September 2004 at total PLN 100 million. The above decisions were issued without any references to claims presented in the appeal of 12 April 2005. The Management Board of Rafineria Trzebinia S.A. still claims that it possesses all necessary legal opinions confirming correctness of the applied classification of goods taxable with 0% rate, which according to the Management Board guarantees a positive outcome of the proceedings.
On 9 August 2005 the Management Board of Rafineria Trzebinia S.A. appealed against the above decisions and filed a motion to suspend execution of the decisions until the case would be decided by the second instance authority.
On 11 August 2005, the Head of the Customs Office in Kraków, having examined the Company's appeal of 8 August 2005, suspended the decision in respect of setting the excise tax liability for the period of May-August 2004 at about PLN 100 million. As at the date of preparation of these consolidated financial statements, the outcome of the above appeal was not yet known.
Currently, apart from the aforementioned proceedings initiated by the Customs Office in Kraków, acting under the authorization from the General Tax Control Inspector of 18 January 2005, the Tax Control Office in Kraków is conducting control proceedings with respect to reliability of the stated tax bases and correctness of calculation and settlement of excise tax and value added tax for 2002 and 2003.
As at the date of preparation of these financial statements, the final outcome of the above control proceedings or potential impact of control extended to other periods were not yet known.

On 25 November 2004, the Supervisory Board of Rafineria Trzebinia S.A. adopted a resolution on performing a tax audit for the period from 2000 to 2004, including a review of correctness of procedures and correctness of tax settlements to be summarized in "Report on agreed upon procedures concerning review of control procedures at Rafineria Trzebinia S.A.". The 2000-2004 tax audit was completed and its results presented to the Supervisory Board.

On 22 April 2005, having received the first stage report on control procedures, the Supervisory Board of Rafineria Trzebinia S.A. ordered the second detailed stage of the "Report on agreed upon procedures" which would involve an analysis of transactions in the selected areas of the company's activity. As at the date of preparation of these consolidated financial statements, the Supervisory Board examined the results of the second stage control and issued appropriate recommendations to the Company's Management Board concerning assessment of the internal control procedures.

2. Claims and court proceedings

In accordance with an agreement of 20 December 2002, Tankpol Sp. z o.o. ("Tankpol") transferred to PKN ORLEN ownership of 40% shares in ORLEN PetroTank Sp. z o.o. ("Petrotank") in exchange for receivables due from Tankpol. On 30 October 2003, a suit was filed at court against PKN ORLEN for compensation of PLN 69,898 thousand or return of the transferred shares. On 26 January 2004 Tankpol modified its claim and demanded PLN

(all amounts in PLN thousand)

36,383 thousand or return the transferred shares. Tankpol supported the suit with a new valuation of Petrotank for PLN 232.147 thousand. As a result of the proceedings, on 22 March 2005 the court dismissed Tankpol Sp. z o.o. suit. Tankpol appealed against the verdict. In the view of the Company's Management Board, based on an independent legal opinion, the final result of the dispute should not have a material impact on the presented financial results or settlements' balances.

3. Disposal of shares in NOM Sp. z o.o.

On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezależny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN ORLEN S.A. to Polskie Sieci Energetyczne S.A. ("PSE"). The "put" price amounted to PLN 111.5 million and was calculated as a sum of nominal value of the shares sold and a cumulative investment premium calculated according to the Agreement dated 8 June 2000 regulating the cooperation between the NOM shareholders.

On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the invalidity of the sale of shares agreement.

On 26 April 2005 the Company received a verdict of the Court of Arbitration of the Polish Chamber of Commerce in Warsaw. The verdict of the arbitration court is unfavorable for the Company. As a consequence the estimations of the Management Board in relation to the assessment of the risk of non-collection of the above receivable was changed. The Company provided an allowance for the receivable in the amount of PLN 111.5 million presented in the financial statements for the year 2004.

On 20 May 2005 the Company filed a complaint at the District Court in Warsaw for quash of the above judgment of the arbitration court and applied for suspending the execution of the court verdict.

On 26 June 2005, the District Court rejected the application for suspending of execution of the arbitration court verdict.

On 29 July 2005, PKN ORLEN demanded that PSE would repay within a week the contractual penalty of PLN 111.5 million.

On 8 August 2005 PKN ORLEN received a letter from PSE where PSE stated it was not bound to settle the penalty.

On 5 August 2005 PKN ORLEN filed at the Court of Arbitration of the Polish Chamber of Commerce in Warsaw a suit for adjudication of the contractual penalty of PLN 111.5 million.

On 15 September 2005, PKN ORLEN filed at the Court of Arbitration of the Polish Chamber of Commerce in Warsaw an amended suit for adjudication of a contractual penalty of PLN 33,453 thousand.

The District Court in Warsaw has not arrived at any judgment in respect of the complaint issued by PKN until the date of preparation of these consolidated financial statements. After completion of the legal proceedings related to the sale of shares in NOM, the Company would perform appropriate adjustments to its records and financial statements, should it prove necessary.

4. Power transfer fee in settlements with Zaklad Energetyczny Plock S.A.

According to the paragraph 36 of the Decree of Ministry of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Official Journal No. 1 dated 15 January 2001), the method of settlement of system fee, constituting an element of a power transfer fee was changed. According to the paragraph 37 of the Decree a different method of system fee calculation has been allowed. Following the decision of the Chairman of the Energy Regulatory Office, the electricity sale agreement between Zaklad Energetyczny Plock S.A. ("ZEP S.A.") and PKN ORLEN was signed. The agreement did not determine contentious issues concerning system fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court. ZEP S.A. called on PKN ORLEN to compromise agreement, while the District Court in Warsaw summoned PKN ORLEN as a co-defendant in a court case Polskie Sieci Energetyczne against ZEP S.A. The Company's Management estimated the claim and in 2002 set up an accrual in the amount of PLN 8,272 thousand for liability to ZEP S.A., and created a provision for that purpose in the amount of PLN 9,781 thousand.

As a consequence of the negative court decision PKN ORLEN was obliged to pay a liability connected with the system fee to ZEP S.A. in the amount of PLN 46,232 thousand. In relation to that in 2004 the provision for the business risk was increased by PLN 28,179 thousand to cover the whole claim.

The proceedings were suspended by the ruling of the District Court in Warsaw of 2 June 2005 until the case of PSE S.A. against ZE Plock S.A., where PKN ORLEN SA is an outside intervener, is decided. On 3 August 2005 a complaint was filed against the above decision of stay of proceedings.

(all amounts in PLN thousand)

5. Anti-trust proceedings

As at the date of the preparation of the report, the Company was a party in two anti-trust proceedings.

Upon to the decision of the Chairman of the Office of Competition and Consumer Protection ("OCCP") from 21 March 2005, an anti-trust proceedings were started in connection with an allegation that Polski Koncern Naftowy ORLEN S.A. in Plock concluded an agreement with the Grupa Lotos S.A. in Gdansk which limited competition on the domestic sale market of universal petrol U95 through an unanimous decision to give up production and distribution of U95 and thus eliminating competition on the domestic U95 sale market as well as excluding the risk of the market take-over by the competition.
Relating to the received letter PKN ORLEN S.A. released a statement on put charges and gave answers to questions set by the Chairman of OCCP. Answers to the further questions put by OCCP were sent on 5 May 2005.

The proceedings to take evidence are pending. They are prolonged due to motions filed by PKN ORLEN S.A. in order to limit access rights to evidence and due to respective decisions which are to be issued in this respect by the Chairman of OCCP and which may be sued at the Consumer and Competition Court. As the proceedings are at their earliest stage, it is difficult to assess the risk that PKN ORLEN S.A. may be fined.

On 21 March 2005, the Company received a letter in which the Chairman of OCCP requested information on monoethylene glycol and "Petrygo" radiator liquid market in the years 2000-2004. The letter concerns the proceedings in the area of setting prices for antifreeze liquid to "Petrygo" radiators and prices for monoethylene glycols. In these proceedings OCCP issued a decision of 19 July 2000 imposing penalty in the amount of PLN 40 million. The Company appealed to Anti-Trust Court against the negative decision of OCCP. On 13 August 2001 the Anti-Trust Court annulled fully the decision of OCCP, which accused PKN ORLEN S.A. of applying monopolistic practice, at the same time annulling the cash penalty. Consequently, in 2001 due to this fact the provision was fully reversed. OCCP applied on 4 October 2001 to annul the verdict. On 10 July 2003 the Supreme Court annulled the verdict of the District Court dated 13 August 2001.
The case was conducted again by the District Court in Warsaw and the Consumer and Competition Court (former Anti-Trust Court), which at the hearing on 21 July 2004 pronounced the judgment again revoking the appealed decision of OCCP.
Due to the received letter PKN ORLEN S.A. answered the questions of OCCP on 11 April 2005. Simultaneously OCCP approved prolongation of the period for responding to queries up to 6 May 2005 concerning determining the proper geographical market of monoethylene glycol. A response defining the adequate geographical market of monoethylene glycol was sent to OCCP on 6 May 2005. Upon the OCCP's request, additional information was provided on 18 May 2005.

The proceedings to take evidence are still pending. They are prolonged due to motions filed by PKN ORLEN SA and the petitioner in order to limit access rights to evidence and due to respective decisions that need to be issued in this respect by the Chairman of OCCP and which may be sued at the Consumer and Competition Court.

As the above proceedings are at their initial stage it is difficult to assess the risk of a fine which might again be imposed on PKN ORLEN S.A.. Due to elapse of time and considerable changes in the business environment where PKN ORLEN S.A. operates, the risk of a fine is insignificant.

In both proceedings PKN ORLEN S.A. is represented by the legal office Kancelaria Adwokacka Prawa i Konkurencji based on the power of attorney granted by the Company's Management Board.

The financial statements do not include provisions related to the above proceedings as in the view of PKN ORLEN S.A. Management Board, supported by an independent legal opinion, a risk that the Company would be charged with a fine is remote.

6. Tax audit in Orlen Oil Sp. z o.o.

On 13 December 2004, the Supervisory Board of Orlen Oil Sp. z o.o. adopted a resolution to conduct a tax audit for the period from 2000 to the present date, including the control of correctness of the Company's procedures and controls of settling tax liabilities which would be summarized in "Report on agreed upon procedures concerning

(all amounts in PLN thousand)

review of control procedures in Orlen Oil Sp. z o.o." As at the date of preparation of these consolidated financial statements, both the tax audit and "Report on agreed upon procedures concerning review of control procedures in Orlen Oil Sp. z o.o." did not reveal any material risks or discrepancies.

7. Tax audit in Rafineria Nafty Jedlicze S.A.

On 17 December 2004 the Supervisory Board of Rafineria Nafty Jedlicze S.A. adopted a resolution to conduct a tax audit for the period from 2000 to the present date, which would verify correctness of the Company's procedures and controls of settling tax liabilities which would be summarized in "Report on agreed upon procedures concerning review of control procedures in Rafineria Nafty Jedlicze S.A." As at the date of preparation of these consolidated financial statements, the tax audit did not disclose risks which estimated value would have a significant impact on the company's operations.

8. Investement relief

In accordance with the Decree on Investment Expenditure and in line with article 18a of the Corporate Income Tax Act (in force till 31 December 1999) and article 3.1 of the Amendment of 20 November 1999 to the Corporate Income Tax Act (in force from 1 January 2000), the taxpayer is entitled to deduct investment expenditures from the tax base in a given tax year and in the following tax year half of the previously deducted amount, i.e. the so-called investment premium. In the years 1998-2003, the Group companies benefited from their entitlement to the following investment relieves and premiums (amounts deducted from income):

PKN Group	Investment relief	Investment premium
2001	98,927	43,750
2002	14,234	49,222
2003	-	6,923
Total	113,161	99,895

The tax relieves and premiums are conditional. The Corporate Income Tax regulations assume loss of the entitlement to investment relieves if any of the following events occurs within three years from the end of the tax year when the relief has been exercised:

1) the taxpayer has outstanding tax liabilities exceeding 3% of particular taxes due for specific tax years, in relation to taxes constituting the state budget's income and social insurance liabilities; in respect to VAT, the arrears may not exceed 3% of the output tax;

2) taxpayers transfer – in any form – ownership title to assets to which income deductions or tax exemptions relate; this does not refer to transfer of ownership resulting from a change in the legal personality, business combinations or separation of business entities carried out in compliance with the Commercial Code's regulations;

3) there are no longer grounds for recognition as the taxpayer's assets those items of property, plant and equipment which have been adopted for chargeable use under tenancy, lease or similar agreements;

4) the taxpayer is subject to liquidation proceedings or its bankruptcy has been declared;

5) the taxpayer receives any form of reimbursement of investment expenditure.

Tax authorities may also deny a claim to tax allowances if the taxpayer has been charged with outstanding tax liabilities at the moment in which the tax incentives deduction were recognized.

In accordance with the Amendment of 20 November 1998 to the Corporate Income Tax Act (Official Journal No. 144, item 931) when the title to deductions made under art.18a of the Corporate Income Tax Act (in force to 31 December 1999) and art. 3.1 of the Amendment of 20 November 1999 to the Corporate Income Tax Act (in force from 1 January 2000) no longer exists due to circumstances discussed under paragraph 1) above, it is assumed that the title is not lost if the taxpayer makes adjustments to its tax return and settles the tax arrears with accrued interest or settles the arrears with interest within 14 days from the decision of the first instance authority defining the tax liability.

(all amounts in PLN thousand)

Regarding purchase of assets in the Czech Republic, PKN Orlen Group is subject to the regulations of Tax Investment Relieves Act and Corporate Income Tax Act binding in the Czech Republic. According to these regulations tax investment relieves of the Unipetrol Group companies are of conditional nature. Non compliance with specified conditions may result in a loss of tax investment relieves and an obligation to return received relieves (i.e. the repayment of unpaid tax liability for all the years when tax investment relieves have been granted), increased by the relevant penalties and fines.

Effective May 2000, non compliance with the regulations imposed by the Corporate Income Tax Act and the Tax Investment Relieves Act results in the following:

a) if the condition related to the maximum decrease of tax base is not met, an investing entity is obliged to submit additional tax return (on the basis of which additional tax liability is imposed) for the period during which the condition has not been met;
b) if general and detailed conditions are not met (except for the condition mentioned in point a), a taxpayer loses the right to tax investment relief and is obliged to submit additional tax returns for every period during which the tax investment relief has been used. Thus, in such a case the investing entity is obliged to return all of the granted tax investment relieves, to settle all tax liabilities from which it has been released over the period covered by the relief, together with the relevant penalties and charges.

The Unipetrol Group companies were granted with tax investment relieves in the amount of PLN 282 million in the years 2000–2001; it is planned to utilize PLN 51 million out of that amount until 2007. As at the date of preparation of these financial statements, PLN 12 million were used within the investment incentives.

9. Polish tax regulations

Poland has currently a number of regulations in force concerning value added tax, excise tax, corporate income tax and social security. The tax law is often amended, which results in lack of clarity as well as inconsistencies. The frequent discrepancies in tax law interpretations provided within state authorities and those issued by state authorities to taxpayers generate uncertainty and conflicts concerning the interpreted issues. Tax settlements and other regulated areas of activity (for instance customs and foreign exchange control) are controlled by the respective authorities which are entitled by law to impose high fines, penalties and related interest. Due to the above, the tax risk in Poland is substantially higher than that typical for countries with better developed taxation systems.

There are no formal procedures in Poland for determining the final taxation charge. Tax settlements may be subject to tax control over five years since the end of the calendar year when the tax liability reaches its maturity. There is a risk that respective authorities adopt a different interpretation of the tax law than the Group companies, which could have a significant impact on their tax liabilities.

XII. INFORMATION ABOUT CURRENT PROCEEDINGS CONCERNING LIABILITIES OR RECEIVABLES OF THE PARENT COMPANY AND RELATED PARTIES OF THE TOTAL VALUE EXCEEDING 10% OF THE COMPANY'S EQUITY

As at 30 September 2005, the Parent Company was not a party in proceedings concerning liabilities or receivables of the Parent Company or related entities, of the value exceeding 10% of the Company's equity.

XIII. RELATED PARTIES

1. Information about unusual related party transactions

During the period from 1 January to 30 September 2005, there were no unusual related party transactions concluded between related parties within the Group, where the transaction value would exceed EUR 500 thousand.

(all amounts in PLN thousand)

The transactions concluded within the Group were trade transactions resulting from the type of activity of the particular Group's entities.

2. Information on significant related party transactions

a) Transactions with members of the Management Board, Supervisory Board, their spouses, siblings, descendants and ascendants and their other relatives

In the period of 9 months ended 30 September 2005 and as at 30 September 2005 the Group companies did not grant any advances, loans, borrowings, guarantees and sureties or any other agreements obliging to pay in favour of the Company and its related companies, to managing and supervising persons and their relatives.
As at 30 September 2005 and 30 September 2004 the Group companies did not grant any loans to managing and supervising persons and their relatives.
In the periods of 9 months ended 30 September 2005 and 30 September 2004 there were no significant transactions concluded with members of the Management Board, Supervisory Board, their spouses, siblings, descendants, ascendants or their other relatives.

b) Transactions with related parties concluded through the supervising persons

In the third quarter 2005 the Company obtained statements on transactions with related parties extended in scope in regard of the amended IAS 24 "Related Party Disclosures".

	Sale	Purchase	Receivables	Liabilities	Dividend paid
Legal persons *	86,083	256,675	31,145	68,171	-
Natural persons**	771	61	106	-	-

* Transactions in the period of performing duties as supervising persons in the Company.
** In the period covered by the financial statements the recorded transactions comprised of those below EUR 500 thousand.

In the period presented in the financial statements 9 persons acted as members of the Supervisory Board.

c) Transactions with related parties concluded through the managing persons

In the third quarter 2005 members of the Company's key executive personnel did not conclude any significant transactions with related parties in regard of IAS 24 "Related Party Disclosures".

(all amounts in PLN thousand)

d) Transactions of the Company with related parties in the period from 1 January to 30 September 2005 and the settlement balances as at 30 September 2005

PKN ORLEN Group

	Consolidated subsidiaries 1)	Consolidated associates 2)	Non-consolidated subsidiaries 1)	Non-consolidated associates 2)	Consolidated jointly controlled entities 3)	Total related parties
Sales	2,900,264	5,767	7,731	-	514,488	3,428,250
Purchases	621,207	43,956	61,497	-	4,472	731,132
Financial revenues from interest	3,273	324	1	1	20	3,619
Financial expenses on interest	7	-	(3)	2	(1)	5
Gross short-term receivables	1,018,286	1,595	3,756	77	136,197	1,159,911
Short-term liabilities	101,987	5,013	7,469	959	648	116,076
Gross long-term receivables	68,534	-	192	-	-	68,726
Long-term liabilities	-	-	-	-	-	-

1) Parent Company, using its title to vote (above 50% voting rights), appoints supervisory personnel in those entities, and in some cases also management board members.
2) Parent Company exercises considerable influence on the entity's supervisory bodies via its representatives.
3) Parent Company exercises a joint control over the entities under the deed of association.

3. Remuneration, together with remuneration from profit paid to the Management Board, Supervisory Board and the key executive personnel in accordance with IAS 24

Management Board remuneration includes salaries, bonuses, annual bonus and equivalent for unused annual holiday.

The remuneration paid to the Management Board, Supervisory Board and key executive personnel amounted to:

	for 9 months ended 30 September 2005 (unaudited)	for 9 months ended 30 September 2004 (unaudited)
Parent's Management Board*	19,300	18,488
Parent's Supervisory Board	635	654
Parent's key executive personnel	14,825	12,355
Group key management personnel**	46,372	32,991
Total	**81,132**	**64,488**

* In the period of 9 months ended 30 September 2005 the remuneration was paid to the former Management Board members of PLN 10,827 thousand, which were recognized in the prior year costs, and gratuities of PLN 1,620 thousand related to 2005.

** Management Boards, Supervisory Boards and key executive personnel of the Group companies.

XIV. LOAN SECURITY, GUARANTEES AND COLLATERALS OF AT LEAST 10% OF THE COMPANY'S EQUITY GRANTED BY PARENT COMPANY OR ITS SUBSIDIARIES TO A THIRD ENTITY OR ITS SUBSIDIARY

In the period from 1 January to 30 September 2005 the Company and its subsidiaries did not grant loan security, or guarantees to another entity or its subsidiary, where the value of security or guarantee constituted at least 10% of the Company's equity, except for a collateral for BOP shares held by PKN Orlen of PLN 454 million (granted in the prior period), provided by PKN ORLEN under the share pledge agreement of 19 December 2003, which secures Basell ORLEN Polyolefins Sp. z o.o. repayment of current and future claims to which the pledgee is entitled due to the financial collateral agreement concluded between entities financing BOP up to the highest securing amount of EUR 750 million.

XV. SEASONAL OR CYCLICAL CHARACTER OF THE ISSUER'S OPERATIONS IN THE PRESENTED PERIOD

The PKN ORLEN Group does not report any material seasonal or cyclical character of its operations.

XVI. POST BALANCE SHEET EVENTS

a) Changes in the Parent's Supervisory Board

The Extraordinary Shareholders' Meeting of PKN ORLEN held on 14 October 2005 appointed Prof. Krzysztof Obłój to the position of the Supervisory Board Member effective 14 October 2005.

(all amounts in PLN thousand)

XVII. IMPACT OF IFRS ADOPTION ON PRIOR PERIOD RESULTS

Due to the fact that effective 1 January 2005 the Group has been preparing its consolidated financial statements in accordance with IFRSs for statutory purposes, the below table presents the major differences identified and reported by the Group between IFRSs adopted by the European Union and Polish Accounting Standards (PASs) with respect to changes in the opening balance of equity as at 1 January 2004, 30 September 2005 and 31 December 2004 and data in respect of the net profit for the respective periods of 3 and 9 months ended 30 September 2004 and for the year 2004.

	Net profit for 12 months period ended 31 December 2004 (unaudited)	Net profit for 9 months period ended 30 September 2004 (unaudited)	Net profit for 3 months period ended 30 September 2004 (unaudited)
Consolidated according to PASs	2,588,981	1,910,101	881,246
Reversal of capitalized borrowing costs	8,011	5,790	2,123
Deferred tax on capitalized borrowing costs	(1,522)	(1,100)	(403)
Valuation of property, plant and equipment at fair value	(169,047)	(123,482)	(48,082)
Deferred tax on valuation of property, plant and equipment at fair value	32,290	22,584	7,837
Alternative treatment of the excess of fair value of identifiable assets, liabilities and contingent liabilities over acquisition cost	(27,758)	(26,910)	(9,182)
Reversal of goodwill amortization	5,765	4,284	1,470
Impairment of property, plant and equipment of ORLEN Deutschland	(65,381)	(65,381)	-
Distribution of profit other than dividends	(4,176)	(4,176)	-
Other	5,654	(13,802)	(2,217)
Consolidated according to IFRSs	**2,372,817**	**1,707,908**	**832,792**

	Net assets as at 31 December 2004 (unaudited)	Net assets as at 30 September 2004 (unaudited)	Net assets as at 1 January 2004 (unaudited)
Consolidated according to PASs	11,826,556	11,216,736	9,581,948
Reversal of capitalized borrowing costs	(63,745)	(65,965)	(71,755)
Deferred tax on capitalized borrowing costs	12,111	12,533	13,633
Valuation of property, plant and equipment at fair value	1,178,170	1,226,861	1,347,614
Deferred tax on valuation of property, plant and equipment at fair value	(214,114)	(224,273)	(246,251)
Alternative treatment of the excess of fair value of identifiable assets, liabilities and contingent liabilities over acquisition cost	273,611	274,459	301,369
Reversal of goodwill amortization	5,765	4,284	-
Impairment of property, plant and equipment of ORLEN Deutschland	(65,381)	(65,381)	-
Other	70,563	55,399	61,170
Consolidated according to IFRSs	**13,023,536**	**12,434,653**	**10,987,728**

(all amounts in PLN thousand)

a. Reversal of capitalized borrowing costs

In accordance with PASs borrowing costs resulting from investment loans were stated as investment expenditure. Other financial expenses were recognized in the profit and loss when incurred. In the financial statements prepared in accordance with IFRSs, the cost of loans and borrowings, including foreign exchange differences related to loans and borrowings in foreign currencies, are recognized in the profit and loss statement in the period to which they refer.

b. Alternative treatment of the excess of fair value of identifiable assets, liabilities and contingent liabilities over acquisition cost

In accordance with PASs the Company settled the excess of fair value of identifiable assets, liabilities and contingent liabilities above acquisition cost to revenues over the period from 2 to 5 years.
Under IFRS 3, the excess of fair value of identifiable assets, liabilities and contingent liabilities above acquisition cost was recognized as retained earnings.

c. Reversal of goodwill amortization

In accordance with PASs goodwill was amortized on a straight line basis over the period not longer than 5 years and presented in the profit and loss as other operating expenses. In the financial statements prepared in accordance with IFRSs, goodwill was not amortized yet decreased by impairment allowances.

d. Impairment of property, plant and equipment of ORLEN Deutschland

Due to the change in the policy discussed in detail under b) above, ORLEN Deutschland AG recognized an excess of net fair value for identifiable assets, liabilities and contingent liabilities above acquisition cost in equity as at 1 January 2005. Consequently, for the purpose of consolidated annual financial statements the impairment allowance for property, plant and equipment of ORLEN Deutschland AG was increased by the amount reflecting the above change in the accounting principles and recognized in 2004 financial result.

e. Consolidation of BOP by proportionate method

PKN ORLEN S.A. possesses a 50% share in a joint-venture enterprise, Basell ORLEN Polyolefins Sp. z o.o., engaged in manufacture, distribution and sale of polyolefins.
In the records presented for the third quarter of 2004 and the third quarter of 2005, Basell ORLEN Polyolefins Sp. z o.o. has been consolidated by proportionate method. In the prior periods the company was presented in line with the equity method.
As at 30 September 2005 and 31 December 2004 and for the periods of 9 and 3 months ended 30 September 2005 and 30 September 2004, the Group share in assets, liabilities, revenues and costs of BOP presented as follows:

	30 September 2005 (unaudited)	31 December 2004 (unaudited)
Current assets	181,764	168,681
Non-current assets	954,752	860,901
Current liabilities	119,902	152,590
Non-current liabilities	456,580	346,785

(all amounts in PLN thousand)

	9 months ended 30 September 2005 (unaudited)	3 months ended 30 September 2005 (unaudited)	9 months ended 30 September 2004 (unaudited)	3 months ended 30 September 2004 (unaudited)
Revenue	367,663	113,861	382,595	142,528
Cost of goods, merchandise and raw materials sold	(313,304)	(89,686)	(327,931)	(118,241)
General and administrative expenses	(5,967)	(1,646)	(6,012)	(2,486)
Financial costs	(21,653)	(7,728)	(10,418)	(4,482)
Profit before tax	41,585	29,553	48,322	25,835
Income tax expense	(7,934)	(5,840)	(10,736)	(6,418)
Net profit	33,651	23,712	37,589	19,419

XVIII. SUPPLEMENTARY INFORMATION

b) Restructuring of the southern assets

The restructuring and consolidation project embraces the following companies:
- Rafineria Nafty Jedlicze S.A.
- Rafineria Trzebinia S.A.
- Orlen Oil Sp. z o.o.
- and in the future Paramo a.s., where Unipetrol a.s. is the majority shareholder.

The objective of the project is to increase assets engaged by PKN ORLEN S.A. by optimizing production structure in the above companies by matters of reorganization and restructuring of the possessed assets as well as combination of selected assets and consolidation of the companies. The project is intended also to protect assets of those companies against changes in the tax law, which may lead to discontinuation of downstream activity in the southern Poland.

In 2005 the Supervisory Boards' composition was made uniform in Rafineria Nafty Jedlicze S.A., Orlen Oil Sp. z o.o., Rafineria Trzebinia S.A. and Paramo a.s.
The Company's Management approved of the project of implementation of a personal union in the Management Boards of Rafineria Nafty Jedlicze S.A., Rafineria Trzebinia S.A., and Orlen Oil Sp. z o.o.
The outcome of the undertaken actions are changes made by the Supervisory Boards in Orlen oil Sp. z o.o. Management Board (Milan Kuncir appointed as President of the Management Board) and in Rafineria Trzebinia S.A. Management Board (Milan Kuncir acting as President of the Management Board). The Supervisory Board of Rafineria Trzebinia S.A. will soon appoint other Management Board Members.

In July 2005 PKN ORLEN Management Board approved a restructuring project for the southern assets designed by Investekspert which aims at:

- consolidation of activity related to oil and lubricant production in Orlen Oil Sp. z o.o.,
- targeted discontinuation of downstream activity in the southern Poland and grouping assets relating to this activity within a separate business,
- buy-out of minority shares/stakes (provided that the transaction is economically effective),
- targeted business combination of Orlen Oil Sp. z o.o. with Rafineria Jedlicze S.A. (after its restructuring).

A business advisor in the restructuring and consolidation process was selected and legal advisors were appointed for the process.

The sale process is being carried out in respect of subsidiaries of Rafineria Nafty Jedlicze S.A. and Rafineria Trzebinia S.A. which operations were determined as the Group non-core activity.

b) Polkomtel S.A.

PKN ORLEN S.A., KGHM Polska Miedź S.A., Polskie Sieci Elektroenergetyczne S.A. and Węglokoks S.A. concluded "Shareholders' Cooperation Agreement in Restructuring of Polkomtel S.A. Share Capital." Under the Agreement, Polish shareholders of Polkomtel S.A. with assistance of recognized advisors agreed on a negotiation strategy which was presented to foreign shareholders, i.e. TDC and Vodafone. Currently, negotiations are being carried out and correspondence is being exchanged with the foreign shareholders in order to define conditions for obtaining the optimum value of Polkomtel S.A. shares held by the Polish shareholders and to project the detailed transaction scheme.

PKN ORLEN S.A. Management Board commissioned respective analyses to be conducted in order to determine whether there are indications that Polkomtel S.A. could be regarded as a jointly controlled entity consolidated by the proportionate method in accordance with IAS 28 "Investments in associates" and IAS 31 "Interests in joint ventures".

SIGNATURES OF THE MANAGEMENT BOARD MEMBERS

....
President
Igor Chalupec

....
Vice-President
Wojciech Heydel

....
Vice-President
Jan Maciejewicz

....
Vice-President
Cezary Smorszczewski

....
Member of the Board
Paweł Szymański

....
Member of the Board
Dariusz Witkowski

Plock, 7 November 2005

ORLEN SA
SEC File
82-5036

Polski Koncern Naftowy ORLEN Spółka Akcyjna

Financial Results of PKN ORLEN Group for Q3 2005 according to IFRS

Primary financial data

PKN ORLEN Group	9 months ended 30 Sept. 2005 (unaudited data)		3 months ended 30 Sept. 2005 (unaudited data)		9 months ended 30 Sept. 2004 (unaudited data)		3 months ended 30 Sept. 2004 (unaudited data)		% change 9 months		% change 3 months	
Results according to IFRS	PLN '000	USD'000 [1]	PLN '000	USD'000 [1]	PLN '000	USD'000 [1]	PLN '000	USD'000 [1]	PLN'000	USD'000	PLN'000	USD'000
Sales revenue	29 835 384	9 275 441	13 074 428	3 966 876	22 317 367	5 911 572	8 504 215	2 348 776	33.7%	56.9%	53.7%	68.9%
EBITDA[2]	5 746 601	1 786 545	1 622 476	492 271	3 063 711	811 536	1 325 766	366 163	87.6%	120.1%	22.4%	34.4%
Operating profit/(loss)	4 687 123	1 457 167	1 195 107	362 604	2 059 291	545 479	995 132	274 845	127.6%	167.1%	20.1%	31.9%
Financial expenses	-308 288	-95 843	-63 419	-19 242	-129 091	-34 194	-30 832	-8 515	138.8%	180.3%	105.7%	126.0%
Net profit (loss)	4 309 813	1 339 866	980 165	297 389	1 707 908	452 402	832 792	230 009	152.3%	196.2%	17.7%	29.3%
Net profit (loss) according to LIFO method[3]	3 397 202	1 056 147	614 680	186 498	1 350 720	357 788	727 382	200 895	151.5%	195.2%	-15.5%	-7.2%
Operating cash flow	2 749 530	854 794	1 101 377	334 166	2 799 526	741 557	1 061 084	293 060	-1.8%	15.3%	3.8%	14.0%

(1) *The following average exchange rates were used for conversion of the financial data denominated in USD: 9 months 2005 – PLN 3.2166, 9 months 2004 – PLN 3.7752, 3 months 2005 – PLN 3.2959, 3 months 2004 – PLN 3.6207.*

(2) *EBITDA = OPERATING PROFIT + AMORTISATION/DEPRECIATION*

(3) *Excluding the LIFO effect at Unipetrol a.s.*

- **Refining (Production + Wholesale)** – In Q3 2005, the segment's financial result gained PLN 371m year on year, chiefly as a result of an increase in commodity margins on basic products. The segment's proportionate share in Unipetrol's profit was PLN 74m.
- **Refining (Retail)** – The PLN 59m segment profit posted for Q3 2005 was PLN 23 m lower than the result for Q3 2004; at PKN ORLEN S.A. itself, the result was PLN 41m lower.
- **Petrochemicals** – Q3 2005 saw the segment's financial result decreasing relative to the analogous quarter of 2004 (down by PLN 65m) as a result of factors such as the repair shutdown of Olefin II at PKN ORLEN S.A. Unipetrol's profit attributable to the segment totalled PLN 88m.
- **Other Activities** – In Q3 2005, the segment's financial result decreased by PLN 10m.
- **Inland Premium** – In Q3 2005 the inland premium reached PLN 116m, which means a PLN 37m increase relative to Q3 2004.
- **Gross Profit on Sales** – A 16.4% increase in the gross profit on sales in Q3 2005 in relation to Q3 2004, attributable mainly to positive market trends (margins) and efficiency-improvement measures.
- **Operating Profit (EBIT)** – the segment's profit increased in Q3 2005 by PLN 200m as a result of higher gross profit on sales.
- **Net Profit** – the Q3 2005 net profit stood at PLN 980m, an improvement of PLN 147m on Q3 2004, driven chiefly by the high operating profit.
- **Net Operating Cash Flow** – A PLN 40m increase in cash generated in Q3 2005, year on year.
- **CAPEX (expenditure on property, plant and equipment and intangible assets)** – a PLN 294m increase in CAPEX in Q3 2005 over Q3 2004, caused mainly by the higher expenditure in the Petrochemicals segment.
- **Operating Expenses Reduction Programme**– In Q3 2005, the implementation of the Programme led to PLN 228m cost savings, against PLN 182m in Q3 2004 (relative to the reference value, i.e. the costs incurred in 2002).

„Q3 2005 saw the continuation of favourable economic trends for the fuel sector that contributed to the achievement of satisfactory financial results by PKN ORLEN S.A. All initiatives set out in the Company's strategy for years 2005-2009 were implemented in accordance with the plan, including the modernisation of

retail sale through harmonisation of management of the chain of stations. The process of changing the method of functioning of the Company as the entire Capital Group was continued by preparing ground for introduction of a segment management system in PKN ORLEN S.A. in 2006, which should increase the effectiveness of international operations.

Developing a new strategy for the retail segment, the Company decided that the criterion of maximal adaptation of the offer to requirements of various groups of customers would be the main indicator of planned changes. As a result of this process, new VERVA fuels were introduced into the market in September 2005. It is worth mentioning that latest and most advanced technological processes are used throughout the entire line of production of VERVA fuels, from distillation to the completion of petrols and diesel oils. The latest ORLEN products are dedicated to all engines, but in particular to modern engines. VERVA 98 is the fuel that improves the life of the engine by increasing the mechanical stability of its elements with the largest exposure to wear, whereas VERVA ON is particularly recommended for passenger cars with modern Diesel engines. VERVA fuels are already available at all full-brand stations owned by ORLEN; they also appear successively at franchised stations and are largely popular. PKN ORLEN S.A. commenced the process of purchase of approximately 70 supported fuel stations belonging to fuel companies from the Capital Group (i.e. Regional Market Operators). It is anticipated that this process, including the change of the brand at these stations, will be completed in the 1st quarter of the future year. The participation of the Company in the national fuel retail market is estimated at the level slightly above 30%.

The Management Board developed also a strategy for the further development of ORLEN Deutschland AG. Due to the difficult macroeconomic environment, the German fuel retail market is characterised by decreasing volumes and large competition. This results in a long-term prospect of low margins. Under these circumstances, the Management Board decided that the most appropriate variant would be the aggressive optimisation of ORLEN Deutschland AG, which does not exclude withdrawal from the German investment after completion of the optimisation process. In the opinion of the Management Board, this variant would bring a better financial result than the possible sale of the company in its current condition.

In July 2005, the Management Board of PKN ORLEN S.A. approved the direction concept of restructuring of southern assets prepared by Investekspert. The restructuring and consolidation project covers the following companies:

- Rafineria Nafty Jedlicze S.A.

- Rafineria Trzebinia S.A.

- ORLEN OIL Sp. z o.o.

- ultimately, Paramo a.s. in which Unipetrol a.s. holds a majority of shares

The aim of the project is to increase the value of employed assets of PKN ORLEN S.A. by optimising production structures in these companies through reorganisation and restructuring of owned assets as well as the combination of selected assets and consolidation of companies' capital. The project also serves to protect assets of these companies in the perspective of changes in the tax system that may result in the ceasing of petroleum processing in refineries in the south of Poland.

In Q3 2005, PKN ORLEN S.A. continued its fulfilment of duties resulting from the purchase of a majority block of shares of UNIPETROL a.s. in May this year. Having obtained the relevant approval from the

Czech Securities Commission on 26 August 2005, PKN ORLEN S.A. announced public mandatory tender offers for the sale of shares by minority company shareholders. The prices per share proposed in tender offers were respectively 139 CZK for UNIPETROL a.s., 155 CZK for SPOLANA a.s. and 978 CZK for PARAMO a.s. The deadline for submission of subscriptions for the sale of shares was 12 October 2005.

On 29 September 2005, the Management Board of PKN ORLEN S.A. signed an agreement with Unipetrol Rafinerie a.s., which granted PKN ORLEN S.A. the exclusive right to supply REBCO petroleum to Unipetrol Rafinerie a.s. as of 1 January 2006. The expected annual value of turnover resulting from the sale of raw products under this agreement is approximately USD 1 milliard. The agreement was concluded in connection with the planned establishment of a petroleum supply centre for the PKN ORLEN S.A. Capital Group which includes petroleum supplies to refineries in Płock, Litvinovo and Kralupac.

On 19 October, The Management Board of PKN ORLEN S.A. announced a strategy of integration with Unipetrol a.s., comprising factors such as the anticipated effects of the implemented optimisation of operating activity of the company and the results of the first period of its implementation in 2005. The program of the above optimisation is aimed at the improvement of effectiveness and the implementation of strictly selected tasks which are supposed to lead to a minimum 45 per cent rise of EBITDA in the capital group of Unipetrol a.s. in 2008 as compared to 2004, assuming the same conditions from the macroeconomic environment as in 2004. The consolidated level of EBITDA for the capital group of Unipetrol a.s. should be EUR 442m higher in 2008 (including the effect of the Partnership Programme – over EUR 138m). The strategy adopted by the capital group of Unipetrol a.s. provides also for the restructuring of the capital group through the sales of assets recognised by Unipetrol as not belonging to the scope of primary activity: Aliachem, Lovochemie, Agrobochemie and Kaucuk.

The continued favourable conditions in the oil refining and petrochemical sectors, coupled with the intensive internal restructuring of PKN ORLEN S.A., enabled us to achieve good financial results for yet another consecutive quarter. In Q3 2005, revenue on sales of products rose by 56.7%, while net profit rose by 17.7% year on year. The growing demand for oil products with the shrinking available capacity in the oil production and refining segments drove the strong growth of the feedstock prices and supported the refining margins at the satisfactory levels. In Q3 2005, the average commodity price of Brent oil was 61.67 USD/bbl and was 20.10 USD/bbl higher than the price in Q3 2004, i.e. by 48.4%. Because of the rising oil prices and the continued mismatch in the quality structure of supply and demand, the differential between high-quality oils (low sulphur content, higher yields of light products) and low-quality oils was maintained at a relatively high level of 4.30 USD/bbl. Obviously, such a development is advantageous for refineries capable of processing oil of lower quality. The favourable climate in the refining sector was accompanied by a downward trend on the petrochemical market. In Q3 2005, margins for benzene, ethylene, propylene and glycols decreased year on year. The strengthening of the Polish currency (to the level of 3.30 PLN/USD and 4.02 PLN/EUR) was also unfavourable for the oil sector in Poland.

In Q3 2005 the volume of sales of refining products increased by 26.6% and those of chemical products by 50.1% in relation to Q3 2004. The implementation of cost savings in all segments of operating activity grew by PLN 46m in Q3 2005, year on year.

On 28 October 2005 the modernisation of the Olefin II Production Plant was completed; consequently, PKN ORLEN S.A. could double the production capacity of ethylene and propylene – basic petrochemical products for the plastic processing industry. As a result of this investment, the production of ethylene rose from 360,000 to 700,000 tons per year and the production of propylene from 135,000 to 380,000 tons per year. Taking into account the propylene produced from the operation of the catalytic cracking system, PKN ORLEN S.A. can manufacture 485,000 tons of this product per year. The majority of production is used for new Basell Orlen Polyolefins installations and for Anwil in Włocławek. Apart from the increase of production, the modernisation of the Olefin II unit has a primary influence on the synergy with the refining part of the plant by improving elasticity in petrol and diesel oil management. The reinforcement of the petrochemical segment enhances the economic position of PKN ORLEN S.A. not only on a national and regional level. Together with the petrochemical operations of Unipetrol, it offers an opportunity to play a significant role on the European market.

Financial Data by Area of Activity

Market Overview

In the third quarter of 2005, the average price of Brent oil was USD 61.67/bbl, having gone up by USD 20.10/bbl (48.4%) year on year. This rise in oil prices went hand in hand with the URAL/Brent differential being maintained on the same level, i.e. USD 4.30/bbl, both in Q3 2004 and in Q3 2005. During the third quarter of 2005, the average commodity price of petrol was USD 642.40/t, which is a USD 209.22/t, or 48.3%, increase over Q3 2004. In the same period, a significant rise was recorded in the commodity prices of diesel oil and Ekoterm - by USD 195.76/t and USD 191.80/t, respectively (or by 48.3% and 49.9%). In Q3 2005, the commodity crack margins aviation fuel increased substantially for petrols, diesel oil, light fuel oil and JET A-1 fuel, by 48.8%, 30.5%, 57.9% and 40.7%, respectively, as compared to Q3 2004. The decrease in margins was reported for main petrochemical products; for instance, the margins for ethylene and propylene dropped by 34.5% and 21.5%, respectively as compared to Q3 2004. The U.S. dollar and the Euro exchange rates decreased against the Polish currency by 8.8% and 9.3%, respectively (falling from PLN 3.62/USD 1 in Q3 2004 to PLN 3.30/USD 1 in Q3 2005, and from PLN 4.43/EUR 1 in Q3 2004 to PLN 4.02/EUR 1 in Q3 2005).

According to the estimated data of Nafta Polska S.A., the domestic consumption of fuels (petrol, diesel oil, Ekoterm) fell by approximately 151,000 t in Q3 2005 year on year. The decrease was reported mainly for petrols (by approx. 103,000 t) and Ekoterm (by 169,000 t), and the diesel oil consumption increased by 121,000 t. With the decrease in domestic consumption of fuels, the share of PKN ORLEN S.A. in this market rose by 0.5 percentage points. The increase of share was reported for all fuels (petrols – by 1.9 percentage points, ON – by 0.1 percentage points, Ekoterm by 1.9 percentage points).

Based on the GUS (Central Statistics Office) data, in Q3 2005 consumer prices fell down by 0.2% (as compared to Q2 2005), while in Q3 2004 they rose by 0.6%. Consumer prices in Q3 2005 were 1.6% higher than in the analogous quarter of 2004. The unemployment rate at the end of Q3 2005 was 17.6%, whereas at the end of the analogous quarter of 2004 it was 18.9%.

Based on market data provided by Samar, approx. 184,300 new cars were sold in Poland during the 3 quarters of 2005, which means a nearly 28% drop as compared to the analogous period of 2004. In the analogous period of 2005, 657,300 secondhand passenger cars were imported to Poland, whereas in 2004 the number of imported cars was 520,400. In the 3rd quarter of 2005, the number of passenger cars imported to Poland was 219,200, as compared to 342,900 in the 3rd quarter of 2004, which shows that the rising trend in the import of secondhand cars was retarded.

Refining (Production + Wholesale)

Refining (Production+Wholesale)	9 months ended 30 Sept. 2005 (unaudited data)		3 months ended 30 Sept. 2005 (unaudited data)		9 months ended 30 Sept. 2004 (unaudited data)		3 months ended 30 Sept. 2004 (unaudited data)		% change 9 months		% change 3 months	
Results according to IFRS	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**
Revenue, including:	**22 423 904**	**6 971 306**	**10 609 458**	**3 218 987**	**15 264 464**	**4 043 352**	**6 015 167**	**1 661 327**	**46.9%**	**72.4%**	**76.4%**	**93.8%**
Third-party sales	14 957 051	4 649 957	7 083 821	2 149 283	10 211 123	2 704 790	4 124 751	1 139 214	46.5%	71.9%	71.7%	88.7%
Intra-company sales*	7 466 853	2 321 350	3 525 637	1 069 704	5 053 341	1 338 562	1 890 416	522 113	47.8%	73.4%	86.5%	104.9%
Segment's costs	**-19 814 232**	**-6 159 993**	**-9 462 884**	**-2 871 108**	**-13 361 889**	**-3 539 386**	**-5 220 201**	**-1 441 766**	**48.3%**	**74.0%**	**81.3%**	**99.1%**
Other operating income	85 772	26 024	15 842	4 807	27 813	8 439	-14 910	-4 118	208.4%	208.4%	-206.3%	-216.7%
Other operating expenses.	-157 868	-47 898	-30 339	-9 205	-188 336	-57 143	-19 107	-5 277	-16.2%	-16.2%	58.8%	74.4%
Excess of fair value of acquired assets over the acquisition price	662 538	201 019										
Segment's result**	**3 200 114**	**990 458**	**1 132 077**	**343 480**	**1 742 052**	**455 263**	**760 949**	**210 166**	**83.7%**	**117.6%**	**48.8%**	**63.4%**
Sales to third parties (thousand tons)	8 037		3 364		6 623		2 524		21.3%		33.3%	

**)The revenue includes the following transfers to retail: 9 months 2005 – PLN 2,690,444 thousand , 9 months 2004 – PLN 1,068,854 thousand, 3 months 2005 – PLN 902,568 thousand, 3 months 2004 – PLN 722,268 thousand.*

***) The segment's operating result, net of the costs not attributed to any of the segments and applicable to the entire Group.*

The Q3 2005 result for the refining segment totalled PLN 1,132,077 thousand, as compared to PLN 760,949 thousand in Q3 2004. The segment's revenues expanded by 76.4%, while its costs and expenses grew by 81.3%. The growth of the segment's revenues is a result of favourable changes with respect to commodity prices for fuels and the resulting increase of fuel margins. On the other hand, the increase in costs was caused by such factors as the rising price of oil. The commodity Brent prices in Q3 2005 went up by 48.4% year on year. The rise in prices was accompanied by the maintenance of the quoted URAL/Brent differential on the same level (USD 4.30/bbl).

The segment's proportionate share in Unipetrol's profit totalled PLN 73,557 thousand.

It must be stressed that, when comparing the 3rd quarters of 2005 and 2004, the rise in the volume of third-party sales by 33.3% was accompanied by a 71.7% growth of value. In Q3 2005, the volume of petrol and diesel oil sold to third parties grew by 30.9% and 64.9%, respectively, in comparison with Q3 2004. In the period, growth was also reported for JET A-1, the sales of which rose by 17.5% (21,000 tons) in Q3 2005 in comparison with Q3 2004. The downward trend was reported for the volume of Ekoterm sales (11.5% decrease).

In Q3 2005, the implementation of the comprehensive Operating Expenses Reduction Programme yielded PLN 68,385 thousand in savings for the segment, i.e. 70 thousand more than in the analogous period of 2004.

In comparison with Q3 2004, Q3 2005 saw the increase of outlays for fixed and intangible assets by PLN 17,423 thousand.

After the three quarters of 2005, the profit achieved by this segment was PLN 3,200,114 thousand and was 83.7% higher than the profit for the analogous period of 2004. This increase was influenced by the excess of fair value of acquired net assets over the acquisition cost, disclosed in 2005 at PLN 662,538 thousand (without this effect, the segment's result increased by 45.7%).

Refining (Retail)

Refining (Retail) / Results according to IFRS	9 months ended 30 Sept. 2005 (unaudited data) PLN '000	USD '000	3 months ended 30 Sept. 2005 (unaudited data) PLN '000	USD '000	9 months ended 30 Sept. 2004 (unaudited data) PLN '000	USD '000	3 months ended 30 Sept. 2004 (unaudited data) PLN '000	USD '000	% change 9 months PLN '000	USD '000	% change 3 months PLN '000	USD '000
Revenue, including:	**9 991 780**	**3 106 317**	**4 007 895**	**1 216 024**	**8 646 858**	**2 290 437**	**3 131 646**	**864 928**	**15.6%**	**35.6%**	**28.0%**	**40.6%**
Third-party sales	9 959 748	3 096 359	3 998 560	1 213 192	8 622 712	2 284 041	3 120 298	861 794	15.5%	35.6%	28.1%	40.8%
Intra-company sales	32 032	9 958	9 335	2 832	24 146	6 396	11 348	3 134	32.7%	55.7%	-17.7%	-9.6%
Segment's costs	**-9 862 143**	**-3 066 015**	**-3 943 441**	**-1 196 469**	**-8 571 228**	**-2 270 404**	**-3 062 151**	**-845 735**	**15.1%**	**35.0%**	**28.8%**	**41.5%**
Other operating income	79 803	24 213	29 361	8 908	63 664	19 316	20 876	5 766	25.4%	25.4%	40.6%	54.5%
Other operating expenses.	-89 869	-27 267	-34 480	-10 461	-89 683	-27 210	-8 837	-2 441	0.2%	0.2%	290.2%	328.6%
Excess of fair value of acquired assets over the acquisition price.	161 382	48 964										
Segment's result*	**280 953**	**86 213**	**59 335**	**18 003**	**49 611**	**12 139**	**81 534**	**22 519**	**466.3%**	**610.2%**	**-27.2%**	**-20.1%**
Sales to third parties (thousand tons)	2 586		961		2 493		894		3.7%		7.5%	

***)** *The segment's operating result, net of the costs not attributed to any of the segments and applicable to the entire Group.*

In Q3 2005, the segment's revenue increased by PLN 876,249 thousand (28.0%) over Q3 2004, while costs increased by PLN 881,290 thousand (28.8%). The growth of revenue of the segment was also accompanies by a rise in the volume of sales by 7.5% within the Group. Favourable trends were reported with regard to revenue from the sale of services, the value of which went up by PLN 5,949 thousand. PKN's German operations attributable to this segment brought a profit of PLN 12,077 thousand in Q3 2005 (as compared to PLN 3,148 thousand in Q3 2004), and another profit of PLN 1,650 thousand was contributed to the segment by Unipetrol a.s. Unipetrol's performance was largely influenced by the price war fought among service stations operated by supermarkets. This fact made it impossible to execute the full amount of the retail margin on fuels and created the need to adjust the price level on fuel stations to competitors' prices.

In Q3 2005, the financial result of PKN ORLEN's retail segment was PLN 41,555 thousand, whereas in Q3 2004 it totalled PLN 82,539 thousand. In Q3 2005, the domestic retail sales of PKN ORLEN S.A. rose by 96.7% in volume terms in relation to the corresponding period of 2004.

The implementation of the comprehensive Operating Expenses Reduction Programme yielded PLN 58,135 thousand in savings for the segment in Q3 2005 (Q3 2004: PLN 48,153 thousand).

Thanks to the influence of the above factors, the segment's Q3 2005 profit totalled PLN 59,335 thousand, whereas in Q3 2004 it reached PLN 81,534 thousand.

In comparison with Q3 2004, Q3 2005 saw the increase of outlays for fixed and intangible assets by PLN 27,892 thousand.

After the three quarters of 2005, the profit achieved by this segment was PLN 280,953 thousand, whereas for the analogous period of 2004 it reached PLN 49,611 thousand. This increase was also influenced by the excess of fair value of acquired net assets over the acquisition cost, disclosed in 2005 at PLN 161,382 thousand.

Petrochemicals

Petrochemicals	9 months ended 30 Sept. 2005 (unaudited data)		3 months ended 30 Sept. 2005 (unaudited data)		9 months ended 30 Sept. 2004 (unaudited data)		3 months ended 30 Sept. 2004 (unaudited data)		% change 9 months		% change 3 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	**5 860 364**	**1 821 913**	**2 408 826**	**730 855**	**4 079 658**	**1 080 647**	**1 508 409**	**416 607**	**43.6%**	**68.6%**	**59.7%**	**75.4%**
Third-party sales	4 324 794	1 344 523	1 752 279	531 654	2 985 046	790 699	1 081 238	298 627	44.9%	70.0%	62.1%	78.0%
Intra-company sales	1 460 191	453 955	627 499	190 388	1 073 371	284 322	405 930	112 114	36.0%	59.7%	54.6%	69.8%
Settlement value of hedging transactions	75 379	23 434	29 048	8 813	21 241	5 626	21 241	5 867	254.9%	316.5%	36.8%	50.2%
Segment's costs	**-5 158 903**	**-1 603 837**	**-2 256 503**	**-684 639**	**-3 511 087**	**-930 040**	**-1 281 394**	**-353 908**	**46.9%**	**72.4%**	**76.1%**	**93.5%**
Other operating income	61 468	18 650	44 782	13 587	21 394	6 491	10 564	2 918	187.3%	187.3%	323.9%	365.6%
Other operating expenses.	-67 419	-20 455	-39 025	-11 840	-24 900	-7 555	-14 405	-3 979	170.8%	170.7%	170.9%	197.6%
Excess of fair value of acquired assets over the acquisition price	1 076 642	326 661										
Segment's result*	**1 772 152**	**542 931**	**158 080**	**47 963**	**565 065**	**149 543**	**223 174**	**61 638**	**213.6%**	**263.1%**	**-29.2%**	**-22.2%**
Sales to third parties (thousand tons)	2 051		859		1 628		572		26.0%		50.2%	

*) *The segment's operating result, net of the costs not attributed to any of the segments and applicable to the entire Group.*

The segment's result for Q3 2005 was PLN 158,080 thousand, while in the corresponding quarter of 2004 it totalled PLN 223,174 thousand. The revenue on petrochemicals rose by PLN 900,417 thousand (59.7%), and the volume of sales to external customers increased by 50.2%. The latter was achieved despite the ongoing maintenance shutdown at Olefin II – the main petrochemical (ethylene and propylene) plant of PKN ORLEN S.A. The shutdown has been necessary due to modernisation works which should result in doubling the plant's capacity. The intensification of ethylene and propylene production was carried on to meet the demand of new polyethylene and polypropylene plants currently being developed at BOP. Q3 2005 saw an increase in the volume of sales of ethylene – by 63.5% (156.2% increase in value), polyethylene – by 293.3% (211.7% increase in value) and benzene – by 85.8% (23.3% decrease in value), mainly due to the consolidation of Unipetrol a.s. The segment's performance was boosted by the profit of Unipetrol a.s. in the amount of PLN 87,825 thousand. PKN ORLEN S.A. itself recorded a decrease of the result attributable to this segment by PLN 157,385 thousand. The implementation of the comprehensive Operating Expenses Reduction Programme yielded PLN 10,409 thousand in savings for the segment in Q3 2005 (Q3 2004: PLN 8,583 thousand).

In comparison with Q3 2004, Q3 2005 saw the increase of outlays for fixed and intangible assets by PLN 232,408 thousand, mainly due to investments carried out at PKN ORLEN S.A. (Olefiny II) and Anwil S.A. (change of chlorine production technology).

After the three quarters of 2005, the result achieved by this segment was PLN 1,772,152 thousand and exceeded the result for the analogous period of 2004 by PLN 1,207,087 thousand. This improvement of the segment's result was influenced mainly by the excess of fair value of acquired net assets over the acquisition cost, disclosed in 2005 at PLN 1,076,642 thousand.

Other Activities

Other Activities	9 months ended 30 Sept. 2005 (unaudited data)		3 months ended 30 Sept. 2005 (unaudited data)		9 months ended 30 Sept. 2004 (unaudited data)		3 months ended 30 Sept. 2004 (unaudited data)		% change 9 months		% change 3 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including	1 164 853	362 138	447 120	135 659	1 050 227	278 191	332 280	91 772	10.9%	30.2%	34.6%	47.8%
Third-party sales	518 412	161 168	210 720	63 934	477 245	126 416	156 687	43 275	8.6%	27.5%	34.5%	47.7%
Intra-company sales	646 441	200 970	236 400	71 725	572 982	151 775	175 593	48 497	12.8%	32.4%	34.6%	47.9%
Settlement value of hedging transactions	-1 141 309	-354 818	-448 062	-135 945	-1 004 099	-265 972	-331 919	-91 673	13.7%	33.4%	35.0%	48.3%
Segment's costs	28 016	8 500	4 132	1 254	40 325	12 235	29 089	8 034	-30.5%	-30.5%	-85.8%	-84.4%
Other operating income	-32 167	-9 760	-16 314	-4 950	-61 034	-18 518	-32 244	-8 905	-47.3%	-47.3%	--49.4%	-44.4%
Other operating expenses.	274 542	83 298										
Excess of fair value of acquired assets over the acquisition price	293 935	89 358	-13 124	-3 982	25 419	5 935	-2 794	-772	1056.4%	1405.6%	369.7%	415.8%
Segment's result*	144		41		159		62		-9.4%		-33.9%	

*) *The segment's operating result, net of the costs not attributed to any of the segments and applicable to the entire Group.*

In addition to the companies involved in the production of energy and provision of services to PKN ORLEN S.A., the "Other Activities" segment includes a number of Group entities which were separated mainly within the restructuring process.

In Q3 2005, the segment achieved a loss of PLN 13,124 thousand. For comparison, the loss earned in Q3 2004 was PLN 2,794 thousand.

The implementation of the comprehensive Operating Expenses Reduction Programme yielded PLN 91,310 thousand in savings for the segment in Q3 2005 (Q3 2004: PLN 56,949 thousand).

In comparison with Q3 2004, Q3 2005 saw the increase of outlays for fixed and intangible assets by PLN 18,104 thousand.

After the three quarters of 2005, the result achieved by this segment was PLN 293,935 thousand and exceeded the result for the analogous period of 2004 by PLN 268,516 thousand. The growth of the segment's result was influenced mainly by the excess of fair value of acquired net assets over the acquisition cost, disclosed in 2005 at PLN 274,571 thousand.

Financial Review

Profit And Loss Account

The gross profit on sales for Q3 2005 totalled PLN 2,026,530 thousand, rising by PLN 285,575 thousand (16.4%) in comparison with the result reported for Q3 2004. Sales revenues rose by PLN 4,570,213 thousand (53.7%), with a simultaneous increase of costs by PLN 4,284,638 thousand (63.4%). In Q3 2005, there was a year-on-year increase in the Group's external sales in Refining (Production + Wholesale), which rose by PLN 2,959,070 thousand (71.7%), in Refining (Retail), where external sales was higher by PLN 878,262 thousand (28.1%), and in Petrochemicals where external sales expanded by PLN 671,041 thousand (62.1%). The rise in the value of external sales was accompanied by an increase in the sales volume by 33.3%, 7.5%, and 50.2%, respectively. The amount of revenue derived from Refining (Production + Wholesale) was affected mainly by the higher market prices of fuel.

In the third quarter of 2005, the costs of sale rose by PLN 4,918 thousand (0.9%) relative to Q3 2004, and totalled PLN 542,810 thousand. In the same period, general and administrative expenses increased by PLN 54,591 thousand (26.7%) relative to Q3 2004, and reached the level of PLN 258,877 thousand, of which general and administrative expenses in the capital group Unipetrol a.s. totalled PLN 61,796 thousand.

The loss on other operating activities in the 3rd quarter of 2005 amounted to PLN 29,736; for comparison, the loss in Q3 2004 reached PLN 3,645 thousand. Other operating costs increased by PLN 51,921 thousand, whereas other operating revenues increased by PLN 25,830 thousand.

In Q3 2005, the value of EBITDA was PLN 1,622,476 thousand, which means an increase by PLN 296,710 thousand in comparison with Q3 2004. The operating profit (EBIT) for Q3 2005 was PLN 1,195,107 thousand and topped the Q3 2004 figure by PLN 199,975 thousand.

Financial income in the 3rd quarter of 2005 was PLN 130,768 thousand, having risen by PLN 39,917 thousand in comparison with the Q3 2004 figure. The Group also reported a PLN 32,587 thousand increase in financial expenses over the Q3 2004 figure. Consequently, the profit of this segment totalled PLN 67,349 thousand in Q3 2005, while in the analogous period of 2004 the Group recorded a profit of PLN 60,019 thousand.

The share of entities evaluated with the equity method in the financial result amounted to PLN 4,189 thousand in Q3 2005, relative to PLN 2,246 thousand in Q3 2004.

The Q3 2005 income tax was PLN 253,852 thousand, which constitutes an increase by PLN 37,082 thousand year on year.

The above factors produced a net profit of PLN 980,165 thousand for Q3 2005, which exceeded the profit for Q3 2004 by PLN 147,373 thousand.

After 3 quarters of 2005, the net profit was PLN 4,309,813 thousand and exceeded the profit for the analogous period of 2004 by PLN 2,061,905 thousand, mainly due to the fact that other operating revenues were expanded by the excess of fair value of acquired net assets over the acquisition price in the amount of PLN 2,005,028 thousand.

Balance Sheet

As at the end of the 3rd quarter of 2005, the total assets amounted to PLN 32,959,053 thousand, which is an 63.4% increase from 31 December 2004. The value of fixed assets rose by PLN 8,221,062 thousand (67.3%) from 31 December 2004 figure, and amounted to PLN 20,428,165 thousand, mainly due to a growth of property, plant and equipment by PLN 7,257,277 thousand in relation to their value as at 31 December 2004 (including tangible fixed assets of Unipetrol – PLN 6,846,935 thousand). As at the end of Q3 2005, current assets grew from PLN 7,963,309 thousand (as at 31 December 2004) to PLN 12,530,888 thousand, mainly due to an increase in inventories, trade debtors and other receivables by PLN 2,471,588 thousand and PLN 2,598,054 thousand, respectively. The strong growth of receivables is a result of the increase in product prices and in suspended excise tax and the purchase of Unipetrol claims. Concurrently, the value of short-term securities dropped by PLN 1,037,082 thousand (funds assigned for acquisition of Unipetrol). Compared to the end of 2004, the working capital (current assets less current liabilities) decreased from PLN 3,959,768 thousand to PLN 3,433,291 thousand.

At the end of Q3 2005, total shareholders' equity stood at PLN 18,529,749 thousand, which means an increase by PLN 5,506,213 thousand (42.3%) in relation to the end of 2004. The main contributing items were increases in retained profit and shareholders' equity attributable to minority interests, by PLN 3,400,633 thousand and PLN 2,242,056 thousand, respectively. Long-term liabilities amounted to PLN 5,331,707 thousand and rose by PLN 2,188,372 thousand in comparison with the end of 2004 in connection with an increase in loans and borrowings (by PLN 1,210,333 thousand) and total provisions (by PLN 881,877 thousand). Short-term liabilities increased from PLN 4,003,541 thousand as at 31 December 2004 to PLN 9,097,597 thousand as at 30 September 2005. With regard to current liabilities, there has been a significant increase (by PLN 3,740,461 thousand) of trade creditors, other liabilities and deferred income, as a result of e.g. higher oil prices. The increase of these liabilities was seriously influenced also by the outstanding dividend of PKN ORLEN S.A. in the amount of PLN 453,372 thousand. The Group's total debt (loans, borrowings and securities) reached PLN 4,391,606 thousand as at 30 September 2005, which means an increase of PLN 2,066,471 thousand as compared with the end of 2004. This increase results from this year's disclosure of liabilities of the capital group Unipetrol a.s. in the amount of PLN 2,006,939 thousand.

Cash Flow

The Q3 2005 net operating cash flow stood at PLN 1,101,377 thousand, having risen by PLN 40,293 thousand relative to the analogous quarter of 2004. This increase was attributable mainly to favourable trends with respect to receivables (decrease by PLN 62,663 thousand, against a PLN 279,372 thousand increase in Q3 2004). The growth of operating cash was also a result of the increase of net profit by PLN 147,373 thousand. On the other hand, trends in liabilities and deferred income had a negative effect on operating cash flow (in Q3 2005 liabilities decreased by PLN 394,316 thousand, including PLN 457,649 thousand of the paid dividend of PKN ORLEN S.A., whereas in Q3 2004 they increased by PLN 290,493 thousand).

In Q3 2005, the net cash outflow for investments was PLN 397,617 thousand, which meant a decrease of PLN 179,896 thousand towards the analogous period of 2004. This decrease results mainly from transactions in short-term securities. In Q3 2005, the purchase and sale balance of short-term securities totalled PLN 148,190

thousand, whereas in the analogous quarter of 2004 it totalled PLN (-)186,761 thousand. At the same time, expenses for acquisition of tangible fixed assets and intangible assets increased by PLN 155,535 thousand.

In Q3 2005, the Group reported a negative balance of financing cash flow of PLN 821,832 thousand (in Q3 2004, the balance was negative at PLN 335,824 thousand). In Q3 2005, net receipts from loans and borrowings were PLN (-)315,591 thousand, while in Q3 2004 they reached PLN 32,786 thousand. The amount of dividends paid out in Q3 2005 totalled PLN 457,649 thousand (compared to PLN 278,001 thousand in Q3 2004).

The amount of cash at the end of Q3 2005 was PLN 1,266,613 thousand, i.e. PLN 197,836 thousand more than at the end of Q3 2004.

After 3 quarters of 2005, net operating cash flow amounted to PLN 2,749,530 thousand (compared to PLN 2,799,526 thousand after 3 quarters of 2004), investment cash flow was (-) PLN 1,711,092 thousand (compared to PLN (-)1,526,854 thousand after 3 quarters of 2004), and financial cash flow was PLN (-)507,808 thousand (compared to PLN (-)836,394 thousand after 3 quarters of 2004).

APPENDIX I

PKN ORLEN S.A.
SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the periods of 9 and 3 months
ended 30 September 2005 and 30 September 2004
(PLN '000)

ITEM	9 months ended 30 Sept. 2005 (unaudited data)	3 months ended 30 Sept. 2005 (unaudited data)	9 months ended 30 Sept. 2004 (unaudited data)	3 months ended 30 Sept. 2004 (unaudited data)	% change 9 months	% change 3 months
Sales of products	28 893 757	12 733 413	21 646 181	8 166 263	33.5%	55.9%
Excise tax and other charges	-8 091 444	-2 970 038	-7 554 968	-2 656 096	7.1%	11.8%
Net revenue on sales of products	**20 802 313**	**9 763 375**	**14 091 213**	**5 510 167**	**47.6%**	**77.2%**
Revenue on sales of goods and materials	9 033 071	3 311 053	8 226 154	2 994 048	9.8%	10.6%
Cost of manufacturing of products sold	-15 975 464	-7 661 122	-10 161 286	-3 992 428	57.2%	91.9%
Value of goods and materials sold	-8 491 905	-3 386 776	-7 682 072	-2 770 832	10.5%	22.2%
Gross profit on sales	**5 368 015**	**2 026 530**	**4 474 009**	**1 740 955**	**20.0%**	**16.4%**
Other operating income	2 267 391	96 890	180 692	71 060	1154.8%	36.3%
Costs of sale	-1 579 197	-542 810	-1 601 355	-537 892	-1.4%	0.9%
General and administrative expenses	-681 682	-258 877	-626 555	-204 286	8.8%	26.7%
Other operating expenses	-687 404	-126 626	-367 500	-74 705	87.0%	69.5%
Operating profit	**4 687 123**	**1 195 107**	**2 059 291**	**995 132**	**127.6%**	**20.1%**
Financial income	582 818	130 768	247 952	90 851	135.1%	43.9%
Financial expenses	-308 288	-63 419	-129 091	-30 832	138.8%	105.7%
Share in financial result of entities evaluated with equity method	11 896	4 189	11 151	2 246	6.7%	86.5%
Profit (loss) on disposal of all or part of equity interests in subordinated entities	29 395		13 321	9 526	120.7%	-100.0%
Gross profit	**5 002 944**	**1 266 645**	**2 202 624**	**1 066 923**	**127.1%**	**18.7%**
Corporate income tax	-646 537	-253 852	-453 786	-216 770	42.5%	17.1%
Net profit (loss)	4 356 407	1 012 793	1 748 838	850 153	149.1%	19.1%
Profit (loss) attributable to minority interests	-46 594	-32 628	-40 930	-17 361	13.8%	87.9%
Net profit (loss) after minority interest	**4 309 813**	**980 165**	**1 707 908**	**832 792**	**152.3%**	**17.7%**

APPENDIX II

PKN ORLEN S.A.
SUMMARY CONSOLIDATED BALANCE SHEETS
as at 30 September 2005 and 31 December 2004
(PLN '000)

ITEM	30 Sept. 2005 (unaudited data)	31 Dec. 2004 (unaudited data)	% change
ASSETS			
Fixed (long-term) assets			
Property, plant and equipment (tangible fixed assets)	18 376 144	11 118 867	65.3%
Goodwill	17 001	20 501	-17.1%
Intangible assets	757 249	344 431	119.9%
Financial assets	632 488	511 564	23.6%
Shares and equity interests in entities evaluated with equity method	496 448	118 014	320.7%
Deferred tax assets	50 367	27 016	86.4%
Other fixed assets	19 928	8 794	126.6%
Perpetual usufruct rights	60 999	40 023	52.4%
Property investments	17 541	17 893	-2.0%
Total fixed assets	**20 428 165**	**12 207 103**	**67.3%**
Current (short-term) assets			
Stocks	5 696 512	3 224 924	76.6%
Trade debtors and other receivables	5 196 854	2 598 800	100.0%
Income tax receivable	19 054	23 309	-18.3%
Short-term securities	87 073	1 124 155	-92.3%
Prepayments	135 358	102 091	32.6%
Cash and cash equivalents	1 266 613	735 813	72.1%
Other financial assets	129 424	154 217	-16.1%
Total current assets	**12 530 888**	**7 963 309**	**57.4%**
Total assets	**32 959 053**	**20 170 412**	**63.4%**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholder's equity			
Share capital	534 636	534 636	0.0%
Share capital revaluation adjustment	522 999	522 999	0.0%
Share premium	1 058 450	1 058 450	0.0%
Share premium revaluation adjustment	168 803	168 803	0.0%
Hedging accounting – Cash flows	25 067	59 195	-57.7%
Currency-translation differences on subsidiary entities	-111 792	-9 444	1083.7%
Retained profit	13 705 517	10 304 884	33.0%
Shareholders' equity attributable to shareholders of parent company	**15 903 680**	**12 639 523**	**25.8%**
Minority interests	2 626 069	384 013	583.8%
Total shareholders' equity	**18 529 749**	**13 023 536**	**42.3%**
Long-term liabilities			
Loans and borrowings	3 293 869	2 083 536	58.1%
Provisions	797 441	637 689	25.1%
Deferred income tax provisions	1 109 980	387 855	186.2%
Other long-term liabilities	130 417	34 255	280.7%
Total long-term liabilities	**5 331 707**	**3 143 335**	**69.6%**
Short-term liabilities			
Trade liabilities, other liabilities and accrued expenses	7 158 377	3 417 916	109.4%
Provisions	667 165	283 442	135.4%
Corporate income tax payable	104 518	1 680	6121.3%
Loans and borrowings	1 097 737	241 599	354.4%
Deferred income	63 512	16 911	275.6%
Other financial liabilities	6 288	41 993	-85.0%
Total short-term liabilities	**9 097 597**	**4 003 541**	**127.2%**
Total shareholders' equity and liabilities	**32 959 053**	**20 170 412**	**63.4%**

APPENDIX III

PKN ORLEN S.A.
SUMMARY CONSOLIDATED CASH FLOW STATEMENTS
for the periods of 9 and 3 months ended 30 September 2005 and 30 September 2004
(PLN '000)

ITEM	9 months ended 30 Sept. 2005 (unaudited data)	3 months ended 30 Sept. 2005 (unaudited data)	9 months ended 30 Sept. 2004 (unaudited data)	3 months ended 30 Sept. 2004 (unaudited data)	Change 9 months	Change 3 months
Operating cash flow						
Net profit	**4 309 813**	**980 165**	**1 707 908**	**832 792**	**2 601 905**	**147 373**
Total adjustments:						
Profit attributable to minority interests	46 594	32 628	40 930	17 361	5 664	15 267
Share in financial profit of entities evaluated with equity method	-11 896	-4 189	-11 151	-2 246	-745	-1 943
Depreciation and amortisation	1 059 478	427 370	1 004 420	330 634	55 058	96 736
Net dividends and interest	-18 211	44 501	-4 555	18 603	-13 656	25 898
Corporate income tax on gross profit	646 537	253 852	453 786	216 770	192 751	37 082
Profit (loss) on investment activities	-42 517	4 154	99 280	-29 587	-141 797	33 741
Decrease / (increase) in receivables	-273 736	62 663	-934 370	-279 372	660 634	342 035
Decrease / (increase) in stocks	-1 371 291	-72 005	-445 707	-135 303	-925 584	63 298
Decrease / (increase) in liabilities and accrued expenses	801 835	-394 316	1 053 822	290 493	-251 987	-684 809
Decrease / (increase) in provisions	422 596	1 786	99 783	21 242	322 813	-19 456
Other adjustments*	-2 252 479	-12 326	67 727	-42 733	-2 320 206	30 407
Corporate income tax paid	-567 193	-222 906	-332 347	-177 570	-234 846	-45 336
Net operating cash flow	**2 749 530**	**1 101 377**	**2 799 526**	**1 061 084**	**-49 996**	**40 293**
Investment cash flow						
Acquisition of property, plant and equipment and intangible assets	-1 496 341	-607 147	-1 258 591	-451 612	-237 750	-155 535
Gain on disposal of property, plant and equipment	46 689	27 130	50 876	35 966	-4 187	-8 836
Gain on disposal of shares	76 818	513	40 477	40 477	36 341	-39 964
Acquisition of shares and interests**	-1 341 410	5 776	-43 648	-16 541	-1 297 762	22 317
Acquisition of short-term securities	-125 114	-43 296	-504 431	-210 984	379 317	167 688
Gain on disposal of short-term securities	1 155 033	191 486	89 509	24 223	1 065 524	167 263
Dividends and interest received	138 112	13 977	88 437	4 081	49 675	9 896
Loans (granted)/repaid	2 935	2 377	-1 160	912	4 095	1 465
Other adjustments***	-167 814	11 567	11 677	-4 035	-179 491	15 602
Net investment cash flow	**-1 711 092**	**-397 617**	**-1 526 854**	**-577 513**	**-184 238**	**179 896**
Financing cash flow						
Gain on long- and short-term loans and borrowings	1 657 556	727 680	974 536	225 961	683 020	501 719
Repayment of long- and short-term loans and borrowings	-1 583 753	-1 043 271	-1 447 803	-258 747	-135 950	-784 524
Interest paid	-99 740	-40 479	-79 296	-24 375	-20 444	-16 104
Dividends paid	-457 649	-457 649	-278 011	-278 011	-179 638	-179 638
Other adjustments	-24 222	-8 113	-5 820	-652	-18 402	-7 461
Net financing cash inflow/(outflow)	**-507 808**	**-821 832**	**-836 394**	**-335 824**	**328 586**	**-486 008**
Change in net cash	**530 630**	**-118 072**	**436 278**	**147 747**	**94 352**	**-265 819**
Foreign-exchange gains/losses	170	451	-1 760	-277	1 930	728
Cash at the beginning of period	**735 813**	**1 384 234**	**634 259**	**921 307**	**101 554**	**462 927**

Cash at end of period, including:	**1 266 613**	**1 266 613**	**1 068 777**	**1 068 777**	**197 836**	**197 836**
Restricted cash	141 174	141 174	297 266	297 266	-156 092	-156 092

* including the excess of share in net consolidated assets of Unipetrol Group over the acquisition price in the amount of PLN 2,005,028 thousand for 9 months of 2005

** including the acquisition of Unipetrol Group for the price of PLN 1,562,335 thousand, decreased by acquired cash in the amount of PLN 220,107 thousand for 9 months of 2005

*** including the amount of PLN 171,648 thousand in respect of gains/expenses on the acquisition of receivables of Unipetrol Group for 9 months of 2005

APPENDIX IV

PKN ORLEN S.A.
KEY CONSOLIDATED FINANCIAL DATA BY BUSINESS SEGMENT
for the periods of 9 and 3 months ended 30 September 2005 and 30 September 2004
(PLN '000)

ITEM	9 months ended 30 Sept. 2005 (unaudited data)	3 months ended 30 Sept. 2005 (unaudited data)	9 months ended 30 Sept. 2004 (unaudited data)	3 months ended 30 Sept. 2004 (unaudited data)	% change 9 months	% change 3 months
REVENUE ON SALES TO THIRD PARTIES[1]						
Refining (production + wholesale)	14 957 051	7 083 821	10 211 123	4 124 751	46.5%	71.7%
Refining (retail)	9 959 748	3 998 560	8 622 712	3 120 298	15.5%	28.1%
Petrochemicals	4 400 173	1 781 327	3 006 287	1 102 479	46.4%	61.6%
Other activities	518 412	210 720	477 245	156 687	8.6%	34.5%
TOTAL	**29 835 384**	**13 074 428**	**22 317 367**	**8 504 215**	**33.7%**	**53.7%**
FINANCIAL RESULT [2]						
Refining (production + wholesale)	3 200 114	1 132 077	1 742 052	760 949	83.7%	48.8%
Refining (retail)	280 953	59 335	49 611	81 534	466.3%	-27.2%
Petrochemicals	1 772 152	158 080	565 065	223 174	213.6%	-29.2%
Other activities	293 935	-13 124	25 419	-2 794	1056.4%	369.7%
Exclusions	-262 938	643	125	179		
Total of non-attributed items	-597 093	-141 905	-322 981	-67 910		
TOTAL	**4 687 123**	**1 195 107**	**2 059 291**	**995 132**	**127.6%**	**20.1%**
EXPENDITURE ON FIXED ASSETS						
Refining (production + wholesale)	373 020	169 194	293 225	151 771	27.2%	11.5%
Refining (retail)	240 879	106 089	197 356	78 197	22.1%	35.7%
Petrochemicals	712 491	275 245	482 252	42 837	47.7%	542.5%
Other activities	91 247	37 338	48 730	19 234	87.3%	94.1%
Total of non-attributed items	30 374	5 736	24 065	8 449	26.2%	-32.1%
TOTAL	**1 448 011**	**593 602**	**1 045 628**	**300 488**	**38.5%**	**97.5%**
DEPRECIATION AND AMORTISATION						
Refining (production + wholesale)	408 790	168 593	456 952	155 040	-10.5%	8.7%
Refining (retail)	208 124	91 834	170 463	52 901	22.1%	73.6%
Petrochemicals	286 232	134 771	190 581	62 932	50.2%	114.2%
Other activities	132 462	24 155	157 928	51 133	-16.1%	-52.8%
Total of non-attributed items	23 870	8 016	28 496	8 628	-16.2%	-7.1%
TOTAL	**1 059 478**	**427 369**	**1 004 420**	**330 634**	**5.5%**	**29.3%**

1. Revenue on sales to third parties represents exclusively sales to third parties outside of the PKN ORLEN Group.
2. The financial result comprises revenue on sales to third parties and transfer to other segments.

APPENDIX V

PKN ORLEN S.A.
KEY CONSOLIDATED OPERATING DATA
for the periods of 9 and 3 months ended 30 September 2005 and 30 September 2004 (tons)

ITEM	9 months ended 30 Sept. 2005 (unaudited data)	3 months ended 30 Sept. 2005 (unaudited data)	9 months ended 30 Sept. 2004 (unaudited data)	3 months ended 30 Sept. 2004 (unaudited data)	% change 9 months	% change 3 months
CRUDE OIL THROUGHPUT ('000 tons)	10 865	4 317	9 328	3 372	**16.5%**	**28.0%**
REFINERY OUTPUT						
Petrols	2 277 626	776 078	2 055 876	727 048	10.8%	6.7%
Diesel oil	2 956 487	1 117 005	2 551 337	887 380	15.9%	25.9%
Fuel oil III	488 633	105 077	462 003	185 697	5.8%	-43.4%
Ekoterm	1 138 074	359 293	1 168 539	426 118	-2.6%	-15.7%
Jet A-1	309 720	112 600	247 009	112 596	25.4%	0.0%
LPG	278 456	144 105	146 280	50 704	90.4%	184.2%
Other refining products	1 605 747	707 829	1 063 176	502 654	51.0%	40.8%
TOTAL	**9 054 743**	**3 321 987**	**7 694 220**	**2 892 197**	**17.7%**	**14.9%**
SALES OF REFINING PRODUCTS						
Petrols	3 122 349	1 158 345	2 812 382	1 004 657	11.0%	15.3%
Diesel oils	3 726 869	1 640 835	2 988 526	1 099 283	24.7%	49.3%
Fuel oil III	375 121	122 128	325 039	108 493	15.4%	12.6%
Ekoterm	1 324 475	460 451	1 342 816	520 168	-1.4%	-11.5%
Jet A-1	353 749	140 098	264 068	119 274	34.0%	17.5%
LPG	266 957	107 161	227 126	79 702	17.5%	34.5%
Other refining products	1 454 028	696 482	1 156 367	486 431	25.7%	43.2%
TOTAL	**10 623 548**	**4 325 500**	**9 116 324**	**3 418 008**	**16.5%**	**26.6%**
PETROCHEMICALS OUTPUT						
Polyethylene	168 235	111 484	53 691	19 514	213.3%	471.3%
Polypropylene	121 609	68 559	49 870	19 847	143.9%	245.4%
Ethylene	85 066	42 066	60 527	21 665	40.5%	94.2%
Glycol	58 535	17 639	77 788	27 589	-24.8%	-36.1%
Propylene	98 812	32 256	107 612	42 291	-8.2%	-23.7%
Ammonium nitrate	465 803	161 631	371 539	100 838	25.4%	60.3%
CANWIL	263 637	97 370	235 279	81 947	12.1%	18.8%
Polyvinyl chloride (PVC)	158 192	78 490	167 055	61 503	-5.3%	27.6%
Other petrochemical products	742 988	357 388	493 049	180 949	50.7%	97.5%
TOTAL	**2 162 877**	**966 883**	**1 616 410**	**556 143**	**33.8%**	**73.9%**
SALES OF PETROCHEMICAL PRODUCTS						
Polyethylene	168 103	86 389	71 359	21 967	135.6%	293.3%
Polypropylene	127 432	66 043	64 189	20 434	98.5%	223.2%
Ethylene	72 229	34 561	59 720	21 140	20.9%	63.5%
Glycol	61 583	17 079	78 330	27 191	-21.4%	-37.2%

Propylene	108 213	42 762	106 041	41 381	2.0%	3.3%
Ammonium nitrate	409 755	147 628	368 177	113 232	11.3%	30.4%
CANWIL	267 958	99 994	235 461	91 466	13.8%	9.3%
Polyvinyl chloride	182 656	76 677	166 665	58 134	9.6%	31.9%
Other petrochemical products	652 858	287 841	477 665	177 437	36.7%	62.2%
TOTAL	**2 050 787**	**858 974**	**1 627 607**	**572 382**	**26.0%**	**50.1%**

APPENDIX VI

PKN ORLEN S.A.
SALES OF KEY PRODUCTS
for the periods of 9 and 3 months
ended 30 September 2005 and 30 September 2004
(in tons)

Sale of light products in PKN ORLEN S.A. Group (by volume)	9 months ended 30 September 2005 (unaudited data)	3 months ended on 30 September 2005 (unaudited data)	9 months ended 30 September 2004 (unaudited data)	3 months ended 30 September 2004 (unaudited data)	% change 9 months	% change 3 months
Wholesale of key light products, including:	**6 217 534**	**2 548 646**	**5 142 821**	**1 929 677**	**20.9%**	**32.1%**
- Petrol	1 681 227	639 615	1 365 132	488 577	23.2%	30.9%
- Diesel oil	2 709 461	1 250 649	2 037 802	758 472	33.0%	64.9%
- Jet A-1	353 749	140 098	264 068	119 274	34.0%	17.5%
- Ekoterm	1 324 326	460 428	1 342 471	520 059	-1.4%	-11.5%
- LPG	148 771	57 856	133 348	43 295	11.6%	33.6%
Retail sales of engine fuels, including:	**2 576 865**	**958 246**	**2 492 097**	**893 407**	**3.4%**	**7.3%**
- Petrol	1 441 122	518 732	1 447 250	516 080	-0.4%	0.5%
- Diesel oil	1 017 408	390 186	950 724	340 811	7.0%	14.5%
- Ekoterm	149	23	345	109	-56.8%	-78.9%
- LPG	118 186	49 305	93 778	36 407	26.0%	35.4%
Total sales of fuels, including:	**8 794 399**	**3 506 892**	**7 634 918**	**2 823 084**	**15.2%**	**24.2%**
- Engine fuels	7 469 924	3 046 441	6 292 102	2 302 916	18.7%	32.3%

Regulatory announcement no 69/2005 dated 14 November 2005

Impact of LIFO valuation of inventories on the financial results for PKN ORLEN in Q3 2005 and the nine months to end-September 2005.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, can now outline the impact of the LIFO method of valuation of inventories on the unconsolidated financial results of PKN ORLEN, and also the consolidated financial results of the PKN ORLEN Capital Group for Q3 2005 and the nine months to end-September 2005.

PKN ORLEN and the PKN ORLEN Capital Group apply a method of inventory valuation based on the weighted average manufacturing cost or purchase price. Such a valuation method causes a delay in transferring the effects of oil price increases or decreases to the prices of the final products. The valuation is therefore positively affected when crude oil prices increase and negatively affected when oil prices decrease. The application of the LIFO method to inventory valuation causes current production to be valued on the basis of the current price of purchased crude oil. In light of the above increasing crude oil prices thus have a negative effect, and falling crude oil prices a positive effect on the results compared to the case when the weighted average method is applied. These trends are obviously most apparent when crude oil prices show significant movement. The crude oil price increase during Q3 2005 was significantly higher than in Q3 2004. Therefore the (negative) correction due to the LIFO valuation in the year 2005 is clearly higher.

The assumptions used for the above LIFO estimates are the same as those used for previously published LIFO estimates. These assumptions were published in the current report no 29, dated 21st May 2001.

Estimates of gross and net income (after deferred taxation), assuming LIFO valuation of inventories, for PKN ORLEN and for PKN ORLEN Capital Group under International Financial Reporting Standards (IFRS) in comparison to applied method of inventory valuation based on the weighted average manufacturing cost or purchase price are as follows (PLN m):

	Q3 2005 assuming method of inventory valuation according to the weighted average manufacturing cost or purchase price	Q3 2005 assuming LIFO valuation of inventories	After Q3 2005 assuming method of inventory valuation according to the weighted average manufacturing cost or purchase price	After Q3 2005 assuming LIFO valuation of inventories	Q3 2004 assuming method of inventory valuation according to the weighted average manufacturing cost or purchase price	Q3 2004 assuming LIFO valuation of inventories	After Q3 2004 assuming method of inventory valuation according to the weighted average manufacturing cost or purchase price	After Q3 2004 assuming LIFO valuation of inventories
Unconsolidated gross profit	997 302	545 089	2 650 808	1 517 000	918 594	782 431	2 018 073	1 581 390
Unconsolidated net profit	813 359	447 066	2 124 810	1 206 426	739 135	628 843	1 625 253	1 271 540
Consolidated gross profit	1 266 645	815 429	5 002 944	3 876 264	1 066 923	936 787	2 202 624	1 761 651
Consolidated net profit	980 165	614 680	4 309 813	3 397 202	832 792	727 382	1 707 908	1 350 720

Management Board
PKN ORLEN S.A.

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	SB Member resignation
Released	07:00 16-Nov-05
Number	1953U

Regulatory announcement No 70/2005 dated 15 November 2005

Mr. Michal Stepniewski resigns from the position of the PKN ORLEN Supervisory Board member

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 15th November 2005 it received a note informing it that on 14th November 2005 Mr Michal Stepniewski resigned from his position as a member of the Supervisory Board of PKN ORLEN. The resignation follows his appointment to the position of Undersecretary of State in the Ministry of Treasury.

Mr. Michal Stepniewski was appointed to the Supervisory Bard of PKN ORLEN on 24th June 2004. He was a member of the Strategy and Development Committee and also Appointments and Remunerations Committee. From 12th April to 7th July 2005 he held an office of the Chairman of the Supervisory Board.

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Agreement for crude supply
Released	16:02 17-Nov-05
Number	3152U

Regulatory announcement no 71/2005 dated November 17th, 2005

Agreement to supply crude oil to PKN ORLEN.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on November 16th 2005 an agreement was concluded with PETRACO Oil Company Limited, headquartered in Guernsey. Starting from December 1st 2005, and with an agreement period to December 31st 2006, PKN ORLEN will be supplied by PETRACO with 2.7 m tonnes of REBCO crude oil, based on Rosneft reserves. The conditions of the agreement allow the contractual period to be extended for two further years. The estimated gross value of the deliveries is ca. USD 1bn, i.e. ca. PLN 3.392 bn, based on a USD/PLN average exchange rate of 3.3915 as of November 16th, 2005, as quoted by the National Bank of Poland.

There are no capital connections between PKN ORLEN and the PETRACO Oil Company Limited.

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. ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Subsidiary shares purchase
Released	17:34 02-Dec-05
Number	1073V

Regulatory announcement no 72/2005 dated 2nd December 2005

Purchase of RAF-LAB shares by ORLEN Laboratorium

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 1st December 2005 Rafineria Nafty Jedlicze S.A. sold to ORLEN Laboratorium Sp. z o. o. 5,000 shares of RAF-LAB Sp. z o.o. for the total amount of PLN 2,500,000, equal to the total nominal value of the shares. The sale is based on share transfer agreement and represents 100% of initial capital of RAF-LAB Sp. z o.o. The book value of the shares of RAF-LAB Sp. z o.o., bought by ORLEN Laboratorium Sp. z o. o., as at 31 October 2005 amounts to PLN 2,656,173.85.

Payment for the shares will be made in cash from the bank account of ORLEN Laboratorium Sp. z o.o. in 7 days from the signing of the agreement.

PKN ORLEN owns 75% of the shares of Rafineria Nafty Jedlicze S.A. and 95% of the shares of ORLEN Laboratorium Sp. z o.o.

ORLEN Laboratorium Sp. z o. o., headquartered in Plock, specializes in providing laboratory and research services. The company also has expertise in the analysis of fuels, oil derived products, waters, wastes, soil and air.

Business activities of Rafineria Nafty Jedlicze S.A., headquartered in Jedlicze, include transporting, processing, storaging and trading in crude oil and oil derived products. Other business activities include collection of used oils, production of lubricating oils and other industrial fluids, production of oil solvents and fuels, production of lubricants and asphalt, production of packaging and preparation of oils and other industrial fluids. The refinery also manufactures limited quantities of gasoline and heating oils.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	New Supervisory Board Member
Released	07:00 05-Dec-05
Number	1128V

Regulatory announcement no 73/2005 dated December 2nd ,2005

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 2nd December 2005 it was informed by The Minister of State Treasury that in connection with the resignation of Mr. Michal Stepniewski, The Minister of State Treasury appointed on behalf of a shareholder, i. e. The State Treasury, Mr. Adam Maciej Pawlowicz to the position of the Member of the Supervisory Board of PKN ORLEN, with effect from 1st December 2005.

Mr. Adam Maciej Pawlowicz, 43 years old, graduated from the Faculty of Polish Studies of Jagiellonian University and MBA at University Calgary.

Professional career:

2002 – up until now	White&Case Law Firm, Marketing and Business Development Director;
1999 - 2001	CEO of Polish Foreign Investment Agency
1989 - 1999	Press and TV journalist

Courses & Trainings:
Scholarship of German Marshall Fund and Duke University North Caroline

Supervisory Boards Member:

2003 – up until now	Telewizja Polska S.A. (Polish Television S.A.)
1998 – 2002	Polska Agencja Prasowa (Polish Press Agency)

Newly elected Member of the Supervisory Board is not involved in any activity competitive with PKN ORLEN and is not a partner of any competitive company. He is not member of any board of a competitive capital company and is not on The List of Insolvent Debtors kept on record on the National Court Register Act.

(see also: regulatory announcement no 70/2005 dated November 15th, 2005)

END

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Regulatory Announcement

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Updated2q05PreliminaryResults
Released	16:33 07-Dec-05
Number	3110V

Update of Regulatory Announcement No 53/2005 dated 16 August 2005

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby publishes the updated regulatory announcement No 53/2005 dated 16 August 2005 of a current report containing preliminary condensed consolidated financial statements for the period of two quarters 2005 as required under the Council of Ministers Decree of 21 March 2005 on current and periodical information provided by issuers of securities (Journal of Laws No. 49, item 463) and in compliance with the International Financial Reporting Standards, excluding IFRS 3 with respect to impact of UNIPETROL acquisition. Those financial statements presented preliminary financial data of the PKN ORLEN Group. They did not include the effect of the UNIPETROL Group consolidation. The complete financial statements covering two quarters of 2005 were published on 29 September 2005.

The updated report includes all the parts of the regulatory announcement No 53/2005, dated 16 August 2005, that were missing owing to technical problems that appeared in the release of the announcement via the London Stock Exchange distribution system.

To see the updated report please download the PDF file:

http://www.rns-pdf.londonstockexchange.com/rns/3110v_pdf-2005-12-7.pdf

The correct version of the report was also published on the 16th August 2005 on PKN ORLEN's web-site, www.orlen.pl, where it is still available.

END

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Regulatory Announcement No. 53/2005 dated 16 August 2005

The Board of Directors of Polski Koncern Naftowy PKN ORLEN S.A. [PKN ORLEN, Company] hereby publishes a regulatory announcement of a current report containing preliminary condensed consolidated financial statements for the period of two quarters 2005 as required under the Council of Ministers Decree of 21 March 2005 on current and periodical information provided by issuers of securities (Journal of Laws No. 49, item 463) and in compliance with the International Financial Reporting Standards, excluding IFRS 3 with respect to impact of UNIPETROL acquisition.

The financial statements present preliminary financial data of the PKN ORLEN Group. They do not include an effect of the UNIPETROL Group consolidation.

The complete financial statements covering two quarters of 2005 will be published on 29 September 2005.

Legal grounds: *Art. 81 section 1 of Public Trading in Securities Law Act of 21 August 1997 (Journal of Laws of 2002 No. 49, item 447, as amended)*

PKN ORLEN S.A. BOARD OF DIRECTORS

PKN ORLEN SA
SEC File
82-5036

POLSKI KONCERN NAFTOWY ORLEN S.A.

PRELIMINARY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS OF 6 AND 3 MONTHS ENDED 30 JUNE 2005 AND 30 JUNE 2004 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

INTRODUCTION

The foregoing current report presented as preliminary condensed consolidated financial statements contains preliminary financial results of the PKN ORLEN Group. The financial data disclosed in these financial statements do not reveal the impact of consolidation of the Unipetrol Group. The PKN ORLEN Group presents herein the acquired Unipetrol Group shares as long term financial investments without impact on the financial result. Beginning from the reports for the second quarter and the first half of 2005 to be published on 29 September 2005, the Unipetrol Group will be subject to full consolidation, i.e. all items of the financial statements will be adjusted by the effect of executed control from the acquisition date of 24 May 2005 to 30 June 2005. An initial estimate of the acquisition effect without fair value valuation according to IFRS 3 results in excess of PLN 1.6 billion of the acquired assets over acquisition cost including related expenses.

The Unipetrol Group will be consolidated basing on the Unipetrol Group financial statements beginning from the report for the second quarter and the first half 2005, which the Company shall publish on 29 September 2005. In order to define the acquisition impact, measurement is being carried out of the acquired Unipetrol assets as required under the first consolidation in accordance with IFRS 3 "Business Combinations".

The acquisition of 62.99% Unipetrol shares is recognised at initial cost as long term financial investments in the foregoing financial statements.

Due to the acquisition agreement, procedures have been initiated to define the final acquisition cost, which comprise audits of financial statements constituting a basis for cost measurement. The final acquisition cost may differ from the currently presented amount.

PKN ORLEN SA
SEC File
82-5036

POLSKI KONCERN NAFTOWY ORLEN S.A.
PRELIMINARY CONDENSED CONSOLIDATED BALANCE SHEETS
as of 30 June 2005, 31 December 2004 and 30 June 2004
(all amounts in PLN thousand)

	Note	30 June 2005 (unaudited)	31 December 2004 (unaudited)	30 June 2004 (unaudited)
			(in thousand of PLN)	
ASSETS				
Non-current assets				
Property, plant and equipment	3.1	11 317 740	11 081 131	10 772 767
Goodwill	3.5	20 501	20 501	20 133
Intangible assets		402 053	383 525	386 541
Long term financial investments		2 154 319	511 564	515 041
Investments in associates		34 331	118 014	131 550
Deferred tax assets		52 280	27 138	8 860
Other non-current assets		71 925	8 794	10 532
Total non-current assets		**14 053 149**	**12 150 667**	**11 845 424**
Current assets				
Inventory		4 346 520	3 224 890	3 318 227
Trade and other receivables		3 896 883	3 021 579	3 268 624
Income tax receivable		3 987	23 309	1 644
Short-term investments		372 103	1 124 155	297 571
Short-term prepayments		113 708	103 020	162 538
Cash and cash equivalents	3.2	837 043	735 813	921 307
Other financial assets		177	154 217	90 539
Total current assets		**9 570 421**	**8 386 983**	**8 060 450**
Total assets		**23 623 570**	**20 537 650**	**19 905 874**
LIABILITIES AND SHAREHOLDER'S EQUITY				
Equity				
Share capital		534 636	534 636	534 636
Share premium		1 058 450	1 058 450	1 058 450
Hedge accounting - cash flow hedges		29 152	59 195	12 111
Foreign exchange differences on subsidiaries from consolidation		(21 129)	(9 444)	42 032
Retained earnings		11 355 939	10 950 752	9 445 952
Total equity (attributed to shareholders of the parent company)		**12 957 048**	**12 593 589**	**11 093 181**
Minority interest		400 625	384 013	443 718
Total equity		**13 357 673**	**12 977 602**	**11 536 899**
Non-current liabilities				
Interest-bearing loans and borrowings	3.7	2 153 118	2 083 536	1 969 151
Provisions	3.4	733 929	637 689	600 990
Deferred tax liabilities	3.4.1	376 461	378 248	425 173
Other non-current liabilities		59 358	34 255	35 801
Total non-current liabilities		**3 322 866**	**3 133 728**	**3 031 115**
Current liabilities				
Trade and other accounts payable and accrued expenses		5 595 757	3 840 695	4 499 480
Provisions	3.4	603 248	283 442	110 133
Income tax payable		74 590	1 680	30 722
Interest-bearing loans and borrowings	3.7	615 240	241 599	665 282
Deferred income		50 046	16 911	23 373
Other current financial liabilities		4 150	41 993	8 870
Total current liabilities		**6 943 031**	**4 426 320**	**5 337 860**
Total equity and liabilities		**23 623 570**	**20 537 650**	**19 905 874**

POLSKI KONCERN NAFTOWY ORLEN S.A.
PRELIMINARY CONDENSED CONSOLIDATED PROFIT AND LOSS STATEMENTS
for the period of 6 months ended 30 June 2005 and 20 June 2004 and for the period of 3 months ended 31 March 2005 and 31 March 2004
(all amounts in PLN thousand)

	Note	for the 6 months ended 30 June 2005 (unaudited)	for the 3 months ended 31 March 2005 (unaudited)	for the 6 months ended 30 June 2004 (unaudited)	for the 3 months ended 31 March 2004 (unaudited)
			(in thousand of PLN)		
Operating activities					
Net sale revenues					
Net revenues from the sale of finished goods		10 158 647	4 570 853	8 581 046	3 894 483
Net revenues from the sale of merchandise and raw materials		5 046 865	2 235 055	5 232 106	2 445 732
Cost of finished goods sold	3.8	(7 230 493)	(3 143 402)	(6 162 616)	(2 874 321)
Cost of merchandise and raw materials sold	3.8	(4 727 423)	(2 197 521)	(4 911 240)	(2 259 578)
Gross profit on sales		**3 247 596**	**1 464 985**	**2 739 296**	**1 206 316**
Other operating income		161 677	78 671	109 632	40 402
Distribution expenses	3.8	(1 026 529)	(489 416)	(1 063 396)	(544 071)
General and administrative expenses	3.8	(400 658)	(198 771)	(422 269)	(185 860)
Other operating expense	3.8	(550 748)	(64 144)	(292 793)	(33 038)
Profit from operations		**1 431 338**	**791 325**	**1 070 470**	**483 749**
Financial income	3.9	440 723	46 179	157 101	95 642
Financial expense	3.9	(227 120)	(67 423)	(98 259)	(137 150)
Income (loss) from investments accounted for under equity method		8 569	(217)	8 905	6 686
Profit (loss) on the sale of all or part of shares of related parties		29 395	-	3 795	-
Profit before tax		**1 682 905**	**769 864**	**1 142 012**	**448 927**
Income tax expense	3.10	(361 130)	(141 659)	(238 196)	(102 120)
Profit after tax		**1 321 775**	**628 205**	**903 816**	**346 807**
Minority interest		(5 634)	(10 172)	(23 576)	(17 118)
Net profit		**1 316 141**	**618 033**	**880 240**	**329 689**
Basic and diluted earnings per share in Polish Zloty	3.11	**3,08**	**1,44**	**2,06**	**0,77**

POLSKI KONCERN NAFTOWY ORLEN S.A.
PRELIMINARY CONDESNED CONSOLIDATED PROFIT AND LOSS STATEMENTS
for the period of 3 months ended 30 June 2005 and 30 June 2004
(all amounts in PLN thousand)

	Note	II quarter period from 01/04/2005 to 30/06/2005 (unaudited)	II quarter period from 01/04/2004 to 30/06/2004 (unaudited)
		(in thousand of PLN)	
Operating activities			
Net sale revenues			
Net revenues from the sale of finished goods		5 587 794	4 686 563
Net revenues from the sale of merchandise and raw materials		2 811 810	2 786 374
Cost of finished goods sold	3.8	(4 087 091)	(3 288 295)
Cost of merchandise and raw materials sold	3.8	(2 529 902)	(2 651 662)
Gross profit on sales		**1 782 611**	**1 532 980**
Other operating income		83 006	69 230
Distribution expenses	3.8	(537 113)	(519 325)
General and administrative expenses	3.8	(201 887)	(236 409)
Other operating expense	3.8	(486 604)	(259 755)
Profit from operations		**640 013**	**586 721**
Financial income *	3.9	394 544	140 625
Financial expense *	3.9	(159 697)	(40 275)
Income (loss) from investments accounted for under equity method		8 786	2 219
Profit (loss) on the sale of all or part of shares of related parties		29 395	3 795
Profit before tax		**913 041**	**693 085**
Income tax expense	3.10	(219 471)	(136 076)
Profit after tax		**693 570**	**557 009**
Minority interest		4 538	(6 458)
Net profit		**698 108**	**550 551**

* the decrease of negative foreign exchange differences in the amount of PLN 54,896 thousand and the decrease of expenses in the amount of PLN 24,270 thousand relate to reclassification of financial instruments in the II quarter of 2004

POLSKI KONCERN NAFTOWY ORLEN S.A.
PRELIMINARY CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the period of 6 months ended 30 June 2005 and 20 June 2004 and for the period of 3 months ended 31 March 2005 and 31 March 2004
(all amounts in PLN thousand)

	for the 6 months ended 30 June 2005	for the 3 months ended 31 March 2005	for the 6 months ended 30 June 2004	for the 3 months ended 31 March 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(in thousand of PLN)		
Cash flows - operating activities				
Net profit	**1 316 141**	**618 033**	**880 240**	**329 689**
Adjustments for:				
Minority interest	5 634	10 172	23 576	17 118
Share in profit (loss) from investments accounted for under equity method	(8 569)	217	(8 905)	(6 686)
Depreciation and amortisation	575 412	294 843	667 445	340 835
Interest and dividend income, net	(71 374)	(183)	(23 158)	(38 777)
Income tax expense	361 130	141 659	238 196	102 120
(Profit)/Loss on investing activities	(48 327)	(15 079)	128 867	12 906
(Increase) in receivables	(409 479)	(372 383)	(654 998)	(408 060)
(Increase) in inventories	(1 144 723)	(855 093)	(310 404)	(110 001)
Increase in liabilities and accruals	774 693	805 020	763 329	484 603
Increase/(Decrease) in provisions	426 710	12 981	78 541	(5 809)
Other	(205 157)	24 725	110 490	(41 109)
Income tax paid	(295 869)	(100 509)	(154 777)	(48 800)
Net cash provided by operating activities	**1 276 222**	**564 403**	**1 738 442**	**628 029**
Cash flows - investing activities				
Acquisition of property, plant and equipment and intangible assets	(841 259)	(377 119)	(806 979)	(433 143)
Proceeds from the sale of property, plant and equipment	16 113	4 230	14 910	7 997
Acquisition of shares in entities not included in the consolidation	(1 565 992)	(1 611)	(27 107)	(11 452)
Acquisition of short-term securities	(81 818)	(39 629)	(293 447)	(85 493)
Proceeds from the sale of short-term securities	963 546	388 185	65 286	31 833
Interest and dividends received	123 025	19 815	84 356	2 499
Loans (granted) / repaid	558	842	(2 072)	-
Other	(101 027)	79	15 712	25 681
Net cash used in investing activities	**(1 486 854)**	**(5 208)**	**(949 341)**	**(462 078)**
Cash flows - financing activities				
Proceeds from long- and short-term borrowings	601 626	263 091	748 575	668 126
Repayment of long- and short-term borrowings	(218 846)	(92 655)	(1 189 056)	(797 349)
Interest paid	(54 527)	(23 269)	(54 921)	(27 723)
Other	(16 110)	(8 331)	(5 168)	(3 108)
Net cash provided by/(used in) financing activities	**312 143**	**138 836**	**(500 570)**	**(160 054)**
Net change in cash and cash equivalents	**101 511**	**698 031**	**288 531**	**5 897**
Effect of exchange rate changes	(281)	5 792	(1 483)	164
Cash and cash equivalents, beginning of period	**735 813**	**735 813**	**634 259**	**634 259**
Cash and cash equivalents, end of period, incl.	**837 043**	**1 439 636**	**921 307**	**640 320**
Cash and cash equivalents of limited availability	101 397	279 502	120 346	122 857

PKN ORLEN SA
SEC File
82-5036

POLSKI KONCERN NAFTOWY ORLEN S.A.
PRELIMINARY CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the period of 3 months ended 30 June 2005 and 30 June 2004
(all amounts in PLN thousand)

	II quarter period from 01/04/2005 to 30/06/2005	II quarter period from 01/04/2004 to 30/06/2004
	(unaudited)	(unaudited)
	(In thousand of PLN)	
Cash flows - operating activities		
Net profit	**698 108**	**550 551**
Adjustments for:		
Minority interest	(4 538)	6 458
Share in (loss) from investments accounted for under equity method	(8 786)	(2 219)
Depreciation and amortisation	280 569	326 610
Interest and dividend income, net	(71 191)	15 619
Income tax expense	219 471	136 076
(Profit)/Loss on investing activities	(33 248)	115 961
(Increase) in receivables	(37 096)	(246 938)
(Increase) in inventories	(289 630)	(200 403)
(Decrease)/Increase in liabilities and accruals	(30 327)	278 726
Increase in provisions	413 729	84 350
Other	(229 882)	151 599
Income tax paid	(195 360)	(105 977)
Net cash provided by operating activities	**711 819**	**1 110 413**
Cash flows - investing activities		
Acquisition of property, plant and equipment and intangible assets	(464 140)	(373 836)
Proceeds from the sale of property, plant and equipment	11 883	6 913
Acquisition of shares in entities not included in the consolidation	(1 564 381)	(15 655)
Acquisition of short-term securities	(42 189)	(207 954)
Proceeds from the sale of short-term securities	575 361	33 453
Interest and dividends received	103 210	81 857
Loans granted	(284)	(2 072)
Other	(101 106)	(9 969)
Net cash used in investing activities	**(1 481 646)**	**(487 263)**
Cash flows - financing activities		
Proceeds from long- and short-term borrowings	338 535	80 449
Repayment of long- and short-term borrowings	(126 191)	(391 707)
Interest paid	(31 258)	(27 198)
Other	(7 779)	(2 060)
Net cash provided by/(used in) financing activities	**173 307**	**(340 516)**
Net change in cash and cash equivalents	**(596 520)**	**282 634**
Effect of exchange rate changes	(6 073)	(1 647)
Cash and cash equivalents, beginning of period	**1 439 636**	**640 320**
Cash and cash equivalents, end of period, incl.	**837 043**	**921 307**
Cash and cash equivalents of limited availability	101 397	120 346

POLSKI KONCERN NAFTOWY ORLEN S.A.
PRELIMINARY CONDENSED STATEMENTS OF CHANGES IN CONSOLIDATED EQUITY
as of 30 June 2005, 31 December 2004 and 30 June 2004
(all amounts in PLN thousand)

	Share capital	Share premium	Hedge accounting - cash flow hedges	Foreign exchange differences on related parties	Retained earnings	Minority interest	Total equity
1 January 2004 **(unaudited)**	**534 636**	**1 058 450**	**-**	**62 366**	**8 840 317**	**433 859**	**10 929 628**
Foreign exchange differences on consolidation	-	-	-	(20 334)	-	-	(20 334)
Dividends	-	-	-	-	(278 011)	-	(278 011)
Net profit	-	-	-	-	880 240	-	880 240
Impairment of assets	-	-	-	-	3 406	-	3 406
Hedge accounting - cash flow hedges	-	-	12 111	-	-	-	12 111
Shares issued	-	-	-	-	-	-	-
Share premium	-	-	-	-	-	-	-
Minority interest	-	-	-	-	-	23 576	23 576
Change in the shareholders structure	-	-	-	-	-	(13 717)	(13 717)
30 June 2004 **(unaudited)**	**534 636**	**1 058 450**	**12 111**	**42 032**	**9 445 952**	**443 718**	**11 536 899**

	Share capital	Share premium	Hedge accounting - cash flow hedges	Foreign exchange differences on related parties	Retained earnings	Minority interest	Total equity
1 January 2005 **(unaudited)**	**534 636**	**1 058 450**	**59 195**	**(9 444)**	**10 950 752**	**384 013**	**12 977 602**
Foreign exchange differences on consolidation	-	-	-	(11 685)	-	-	(11 685)
Dividends	-	-	-	-	(911 020)	-	(911 020)
Net profit	-	-	-	-	1 316 141	-	1 316 141
Impairment of assets	-	-	-	-	66	-	66
Hedge accounting - cash flow hedges	-	-	(30 043)	-	-	-	(30 043)
Share premium	-	-	-	-	-	-	-
Minority interest	-	-	-	-	-	5 634	5 634
Change in the shareholders structure	-	-	-	-	-	10 978	10 978
30 June 2005 **(unaudited)**	**534 636**	**1 058 450**	**29 152**	**(21 129)**	**11 355 939**	**400 625**	**13 357 673**

The accompanying notes are an integral part of these preliminary condensed consolidated financial statements.

POLSKI KONCERN NAFTOWY ORLEN S.A.
PRELIMINARY CONDENSED STATEMENTS OF CHANGES IN CONSOLIDATED EQUITY
as of 30 June 2005, 31 December 2004 and 30 June 2004
(all amounts in PLN thousand)

	Share capital	Share premium	Hedge accounting - cash flow hedges	Foreign exchange differences on related parties	Retained earnings	Minority interest	Total equity
1 January 2004 **(unaudited)**	**534 636**	**1 058 450**	-	**62 366**	**8 840 317**	**433 859**	**10 929 628**
Foreign exchange differences on consolidation	-	-	-	(71 810)	-	-	(71 810)
Dividends	-	-	-	-	(278 011)	-	(278 011)
Net profit	-	-	-	-	2 384 983	-	2 384 983
Impairment of assets	-	-	-	-	3 463	-	3 463
Hedge accounting - cash flow hedges	-	-	59 195	-	-	-	59 195
Share premium	-	-	-	-	-	-	-
Minority interest	-	-	-	-	-	-	-
Change in the shareholders structure	-	-	-	-	-	53 950	53 950
Change in the shares structure	-	-	-	-	-	(103 796)	(103 796)
31 December 2004 **(unaudited)**	**534 636**	**1 058 450**	**59 195**	**(9 444)**	**10 950 752**	**384 013**	**12 977 602**

POLSKI KONCERN NAFTOWY ORLEN S.A.
PRELIMINARY STANDALONE CONDENSED BALANSE SHEETS
as of 30 June 2005, 31 December 2004 and 30 June 2004
(all amounts in PLN thousand)

	30 June 2005	31 December 2004	30 June 2004
	(unaudited)	(unaudited)	(unaudited)
		(in thousand of PLN)	
ASSETS			
Non-current assets			
Property, plant and equipment	7 652 059	7 569 696	7 532 203
Intangible assets	61 126	54 335	55 762
Long term financial investments	511 975	498 963	457 769
Investments in associates	3 227 454	1 685 878	1 784 160
Other non-current assets	79 196	32 302	36 544
Total non-current assets	**11 531 810**	**9 841 174**	**9 866 438**
Current assets			
Inventory	3 752 993	2 621 975	2 815 115
Trade and other receivables	3 126 371	2 331 042	2 484 186
Income tax receivable	-	10 206	-
Short-term investments	200 415	1 261 747	136 211
Short-term prepayments	67 126	68 329	98 644
Cash and cash equivalents	320 245	291 138	312 864
Other financial assets	131 966	154 018	154 018
Total current assets	**7 599 116**	**6 738 455**	**6 001 038**
Total assets	**19 130 926**	**16 579 629**	**15 867 476**
LIABILITIES AND SHAREHOLDER'S EQUITY			
Equity			
Share capital	534 636	534 636	534 636
Share premium	1 058 450	1 058 450	1 058 450
Hedge accounting - cash flow hedges	57 383	75 943	16 350
Retained earnings	9 990 655	9 583 962	8 315 151
Total equity	**11 641 124**	**11 252 991**	**9 924 587**
Non-current liabilities			
Interest-bearing loans and borrowings	1 423 613	1 407 707	1 596 506
Provisions	545 503	498 334	554 204
Deffered tax liabilities	292 179	296 879	345 408
Other non-current liabilities	3 193	-	-
Total non-current liabilities	**2 264 488**	**2 202 920**	**2 496 118**
Current liabilities			
Trade and other accounts payable and accrued expenses	4 258 995	2 855 010	3 078 166
Provisions	553 961	235 447	79 699
Interest-bearing loans and borrowings	342 531	5 863	233 575
Deffered income	10 330	6 048	12 052
Income tax payable	56 028	-	25 407
Other current financial liabilities	3 469	21 350	17 872
Total current liabilities	**5 225 314**	**3 123 718**	**3 446 771**
Total equity and liabilities	**19 130 926**	**16 579 629**	**15 867 476**

PKN ORLEN SA
SEC File
82-5036

POLSKI KONCERN NAFTOWY ORLEN S.A.
PRELIMINARY CONDENSED STANDALONE PROFIT AND LOSS STATEMENTS
for the periods of 6 months ended 30 June 2005 and 30 June 2004 and for the period of 3 months ended 31 March 2005 and 31 March 2004
(all amounts in PLN thousand)

	for the 6 months ended 30 June 2005	for the 3 months ended 31 March 2005	for the 6 months ended 30 June 2004	for the 3 months ended 31 March 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousand of PLN)			
Operating activities				
Net sale revenues				
Net revenues from the sale of finished goods	8 935 782	4 058 384	7 362 273	3 359 037
Net revenues from the sale of merchandise and raw materials	813 015	364 210	746 212	356 753
Cost of finished goods sold	(6 450 645)	(2 958 815)	(5 453 043)	(2 533 454)
Cost of merchandise and raw materials sold	(620 161)	(262 307)	(591 312)	(283 776)
Gross profit on sales	**2 677 991**	**1 201 472**	**2 064 130**	**898 560**
Other operating income	69 260	34 238	48 694	19 192
Distribution expenses	(702 616)	(332 368)	(705 447)	(351 607)
General and administrative expenses	(245 267)	(124 438)	(260 896)	(110 766)
Other operating expense	(454 492)	(49 587)	(139 951)	(26 940)
Profit from operations	**1 344 876**	**729 317**	**1 006 530**	**428 439**
Financial income	493 687	32 366	156 206	82 943
Financial expense	(177 093)	(45 834)	(56 171)	(110 248)
Profit before tax	**1 661 470**	**715 849**	**1 106 565**	**401 134**
Income tax expense	(343 568)	(134 015)	(214 708)	(86 219)
Net profit	**1 317 902**	**581 834**	**891 857**	**314 915**
Basic and diluted earnings per share in Polish Zloty	**3,08**	**1,36**	**2,09**	**0,74**

POLSKI KONCERN NAFTOWY ORLEN S.A.
PRELIMINARY CONDENSED STANDALONE PROFIT AND LOSS STATEMENTS
for the period of 3 months ended 30 June 2005 and 30 June 2004
(all amounts in PLN thousand)

	Note	II quarter period from 01/04/2005 to 30/06/2005 (unaudited)	II quarter period from 01/04/2004 to 30/06/2004 (unaudited)
		(in thousand of PLN)	
Operating activities			
Net sale revenues			
Net revenues from the sale of finished goods		5 587 794	4 686 563
Net revenues from the sale of merchandise and raw materials		2 811 810	2 786 374
Cost of finished goods sold	3.8	(4 087 091)	(3 288 295)
Cost of merchandise and raw materials sold	3.8	(2 529 902)	(2 651 662)
Gross profit on sales		**1 782 611**	**1 532 980**
Other operating income		83 006	69 230
Distribution expenses	3.8	(537 113)	(519 325)
General and administrative expenses	3.8	(201 887)	(236 409)
Other operating expense	3.8	(486 604)	(259 755)
Profit from operations		**640 013**	**586 721**
Financial income *	3.9	394 544	140 625
Financial expense *	3.9	(159 697)	(40 275)
Income (loss) from investments accounted for under equity method		8 786	2 219
Profit (loss) on the sale of all or part of shares of related parties		29 395	3 795
Profit before tax		**913 041**	**693 085**
Income tax expense	3.10	(219 471)	(136 076)
Profit after tax		**693 570**	**557 009**
Minority interest		4 538	(6 458)
Net profit		**698 108**	**550 551**

* the decrease of negative foreign exchange differences in the amount of PLN 50,324 thousand and the decrease of expenses in the amount of PLN 24,270 thousand relate to reclassification of financial instruments in the II quarter of 2004

POLSKI KONCERN NAFTOWY ORLEN S.A.
PRELIMINARY CONDENSED STANDALONE STATEMENTS OF CASH FLOWS
for the period of 6 months ended 30 June 2005 and 30 June 2004 and for the period of 3 months ended 31 March 2005 and 31 March 2004
(all amounts in PLN thousand)

	for the 6 months ended 30 June 2005 (unaudited)	for the 3 months ended 31 March 2005 (unaudited)	for the 6 months ended 30 June 2004 (unaudited)	for the 3 months ended 31 March 2004 (unaudited)
		(in thousand of PLN)		
Cash flows - operating activities				
Net profit	**1 317 902**	**581 834**	**891 857**	**314 915**
Adjustments for:				
Depreciation and amortisation	393 224	199 704	487 139	245 865
Interest and dividend income, net	(129 400)	(7 342)	(60 502)	(48 349)
Income tax expense	343 568	134 015	214 708	86 219
(Profit)/Loss on investing activities	(48 331)	(1 878)	48 732	17 189
(Increase) in receivables	(412 588)	(509 843)	(586 771)	(329 511)
(Increase) in inventories	(1 131 018)	(737 511)	(307 606)	(90 077)
Increase in liabilities and accruals	475 451	584 825	479 505	46 000
Increase in provisions	370 081	14 076	43 033	2 152
Other	(178 824)	33 157	(32 731)	(40 127)
Income tax paid	(282 035)	(85 087)	(140 474)	(42 092)
Net cash provided by operating activities	**718 030**	**205 950**	**1 036 890**	**162 184**
Cash flows - investing activities				
Acquisition of property, plant and equipment and intangible assets	(469 518)	(206 153)	(511 706)	(266 026)
Proceeds from the sale of property, plant and equipment	6 505	1 202	5 335	2 679
Proceeds from the sale of shares	75 833	-	6 111	108
Acquisition of subsiriaries	(1 562 335)	-	(12 654)	(950)
Proceeds from the sale of short-term securities	810 977	312 122	-	-
Acquisition of short-term securities	-	-	(200 843)	-
Interest and dividends received	128 603	17 674	93 039	313
Repayment of loan by a subsidiary	240 248	240 248	-	-
Return of additional payments to capital	-	-	230 299	230 299
Other	(174 406)	(549)	8 723	25 236
Net cash provided by/(used in) investing activities	**(944 093)**	**364 544**	**(381 696)**	**(8 341)**
Cash flows - financing activities				
Proceeds from long- and short-term borrowings	371 706	99 953	713 279	672 102
Repayment of long- and short-term borrowings	(91 532)	(30 000)	(1 085 502)	(806 888)
Interest paid	(24 336)	(11 214)	(30 666)	(17 789)
Other	-	-	(124)	(103)
Net cash provided by/(used in) financing activities	**255 838**	**58 739**	**(403 013)**	**(152 678)**
Net change in cash and cash equivalents	**29 775**	**629 233**	**252 181**	**1 165**
Effect of exchange rate changes	(668)	5 964	(2 086)	(1)
Cash and cash equivalents, beginning of period	**291 138**	**291 138**	**62 769**	**62 769**
Cash and cash equivalents, end of period, incl.	**320 245**	**926 335**	**312 864**	**63 933**
Cash and cash equivalents of limited availability	7 089	186 374	7 327	9 036

POLSKI KONCERN NAFTOWY ORLEN S.A.
PRELIMINARY CONDENSED STANDALONE STATEMENTS OF CASH FLOWS
for the period of 3 months ended 30 June 2005 and 30 June 2004
(all amounts in PLN thousand)

	II quarter period from 01/04/2005 to 30/06/2005	II quarter period from 01/04/2004 to 30/06/2004
	(unaudited)	(unaudited)
	(in thousand of PLN)	
Cash flows - operating activities		
Net profit	**736 068**	**576 942**
Adjustments for:		
Depreciation and amortisation	193 520	241 274
Interest and dividend income, net	(122 058)	(12 153)
Income tax expense	209 553	128 489
(Profit)/Loss on investing activities	(46 453)	31 543
Decrease/(Increase) in receivables	97 255	(257 260)
(Increase) in inventories	(393 507)	(217 529)
(Decrease)/Increase in liabilities and accruals	(109 374)	433 505
Increase in provisions	356 005	40 881
Other	(211 981)	7 396
Income tax paid	(196 948)	(98 382)
Net cash provided by operating activities	**512 080**	**874 706**
Cash flows - investing activities		
Acquisition of property, plant and equipment and intangible assets	(263 365)	(245 680)
Proceeds from the sale of property, plant and equipment	5 303	2 656
Proceeds from the sale of shares	75 833	6 003
Acquisition of subsiriaries	(1 562 335)	(11 704)
Proceeds from the sale of short-term securities	498 855	-
Acquisition of short-term securities	-	(200 843)
Interest and dividends received	110 929	92 726
Other	(173 857)	(16 513)
Net cash used in investing activities	**(1 308 637)**	**(373 355)**
Cash flows - financing activities		
Proceeds from long- and short-term borrowings	271 753	41 177
Repayment of long- and short-term borrowings	(61 532)	(278 614)
Interest paid	(13 122)	(12 877)
Other	-	(21)
Net cash provided by/(used in) financing activities	**197 099**	**(250 335)**
Net change in cash and cash equivalents	**(599 458)**	**251 016**
Effect of exchange rate changes	(6 632)	(2 085)
Cash and cash equivalents, beginning of period	**926 335**	63 933
Cash and cash equivalents, end of period, incl.	**320 245**	**312 864**
Cash and cash equivalents of limited availability	7 089	7 327

POLSKI KONCERN NAFTOWY ORLEN S.A.
PRELIMINARY CONDENSED STANDALONE STATEMENTS OF CHANGES IN EQUITY
as of 30 June 2005, 31 December 2004 and 30 June 2004
(all amounts in PLN thousand)

	Share capital	Share premium	Hedge accounting - cash flow hedges	Retained earnings	Total equity
1 January 2004 **(unaudited)**	534 636	1 058 450	-	7 701 304	9 294 390
Foreign exchange differences on consolidation	-	-	-	-	-
Dividends	-	-	-	(278 011)	(278 011)
Net profit	-	-	-	891 858	891 858
Impairment of assets	-	-	-	-	-
Hedge accounting - cash flow hedges	-	-	16 350	-	16 350
Shares issued	-	-	-	-	-
Share premium	-	-	-	-	-
Minority interest	-	-	-	-	-
30 June 2004 **(unaudited)**	534 636	1 058 450	16 350	8 315 151	9 924 587

	Share capital	Share premium	Hedge accounting - cash flow hedges	Retained earnings	Total equity
1 January 2005 **(unaudited)**	534 636	1 058 450	75 943	9 583 962	11 252 991
Foreign exchange differences on consolidation	-	-	-	-	-
Dividends	-	-	-	(911 020)	(911 020)
Net profit	-	-	-	1 317 902	1 317 902
Impairment of assets	-	-	-	-	-
Hedge accounting - cash flow hedges	-	-	(18 560)	-	(18 560)
Shares issued	-	-	-	-	-
Share premium	-	-	-	-	-
Minority interest	-	-	-	-	-
Other	-	-	-	(189)	(189)
30 June 2005 **(unaudited)**	534 636	1 058 450	57 383	9 990 655	11 641 124

POLSKI KONCERN NAFTOWY ORLEN S.A.
PRELIMINARY CONDENSED STANDALONE STATEMENTS OF CHANGES IN EQUITY
as of 30 June 2005, 31 December 2004 and 30 June 2004
(all amounts in PLN thousand)

	Share capital	Share premium	Hedge accounting - cash flow hedges	Retained earnings	Total equity
1 January 2004 **(unaudited)**	**534 636**	**1 058 450**	-	**7 701 304**	**9 294 390**
Foreign exchange differences on consolidation	-	-	-	-	-
Dividends	-	-	-	(278 011)	(278 011)
Net profit	-	-	-	2 161 755	2 161 755
Impairment of assets	-	-	-	(1 086)	(1 086)
Hedge accounting - cash flow hedges	-	-	75 943	-	75 943
Shares issued	-	-	-	-	-
Share premium	-	-	-	-	-
Minority interest	-	-	-	-	-
31 December 2004 **(unaudited)**	**534 636**	**1 058 450**	**75 943**	**9 583 962**	**11 252 991**

The accompanying notes are an integral part of these preliminary condensed consolidated financial statements.

(all amounts in PLN thousand)**

I. BASIC ACTIVITY OF THE GROUP

The Parent Company of the Polski Koncern Naftowy ORLEN Group ("Group") is Polski Koncern Naftowy ORLEN S.A. seated in Płock, Poland, 7 Chemikow Street ("PKN ORLEN", "Company", "Parent"). The Company was established under the notarial deed of 29 June 1993 as a result of transformation of a state owned enterprise into a joint stock company and registered as Mazowieckie Zakłady Rafineryjne i Petrochemiczne "Petrochemia Płock" S.A. in the District Court of Płock. Effective from 20 May 1999, the Company changed its business name to Polski Koncern Naftowy Spółka Akcyjna.
On 7 September 1999, Centrala Produktów Naftowych "CPN" Spółka Akcyjna was incorporated and thus CPN was removed from the commercial register. Effective from 12 April 2000, the Company changed its business name to Polski Koncern Naftowy ORLEN Spółka Akcyjna.
The Company's operations comprise refining of petroleum and manufacture of a wide range of petroleum and petrochemical products, delivery, wholesale and retail sale of those products. Other Group entities are engaged mainly in related activities including manufacture and distribution of refined petroleum products and manufacture and sale of chemical products.

II. ADOPTED PRINCIPLES FOR THE CONSOLIDATED QUARTERLY STATEMENTS FOR THE SECOND QUARTER OF 2005

Effective from 1 January 2005, the Group companies have been applying accounting standards adopted by the International Accounting Standards Board. In compliance with IFRS 1 "Presentation of Financial Statements", the IFRSs consist of the International Financial Reporting Standards (IFRSs), the International Accounting Standards (IASs) and Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).
The International Accounting Standards Board issued the International Financial Reporting Standard No. 1 (IFRS 1) "First-time Adoption of International Financial Reporting Standards" which is to be applied at preparation of financial statements for periods beginning on or after 1 January 2004. IFRS 1 concerns, apart from entities preparing their first financial statements in accordance with IFRSs, also entities such as the PKN ORLEN Group, which have already applied IFRSs yet their statements contained a comment on incompliance with particular standards. In particular IFRS 1 requires that an entity would disclose in its IFRS financial statements all assets and liabilities which are to be recognised under the IFRSs. In accordance with IFRS 1, an entity may state its tangible fixed assets at fair value as of the IFRSs adoption date and recognise the fair value as cost of fixed assets as at that date.
As of 1 January 2005, the amended Polish Accounting Act imposed a requirement on the Group to prepare its consolidated financial statements in accordance with the IFRSs adopted by the European Union. The information to be disclosed in these consolidated financial statements is compliant with IAS 34 "Interim Financial Reporting".
As from 1 January 2005, PKN ORLEN, acting under Resolution No. 3 of the Extraordinary General Shareholders' Meeting of Polski Koncern Naftowy ORLEN S.A. of 30 December 2004 (adopted in compliance with Art. 45 section 1c of the Accounting Act, wording effective as from 1 January 2005) has been preparing its statutory standalone financial statements in accordance with the IFRSs approved by the European Commission for 2005.
The Company did not complied with IFRS 3 with respect to acquisition of Unipetrol shares.

1. Statement of compliance

When preparing these preliminary condensed consolidated financial statements the Group applied the International Financial Reporting Standards (IFRSs) effective as of 30 June 2005, except for IFRS 3 relating to acquisition of Unipertol shares. As of 1 January 2004 the balance sheet value of fixed assets was measured by an independent expert. The Company recognised the effect of the measurement. 90% of net fixed assets was measured in accordance with the principles discussed under section A, Accounting Principles "Property, plant and equipment" due to the ongoing process aiming at full compliance with the International Accounting Standard 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29) and the International Accounting Standard 16 "Property, Plant and Equipment" (IAS 16). The Company

(all amounts in PLN thousand)

valued the rights of perpetual usufruct of land but due to lack of clear interpretation the effect of the valuation was not recognised.
In order to comply to the above IFRS 1 requirements, the entity engaged an independent expert to measure tangible fixed assets at fair value as at the IFRSs adoption date and recognised the value as deemed cost as at that date. The Management Board of the Company expects to complete the process yet in 2005, which will ensure application of all IFRSs required for 2005 statutory reporting before the year end. According to the Board, the projected effect of potential adjustments related to compliance with the above requirements will not impact significantly the assets, equity or the Group results for the second quarter 2005.
In accordance with IAS 16, the Group has commenced the process aiming to ensure that all significant items of property, plant and equipment, of different economic useful life or depreciation method, be identified for relevant depreciation rates. The Group plans to conclude the process before the end of 2005.

As at the date of preparation of condensed consolidated financial statements, the Group applied adoption provisions of IFRS 3 "Business Combinations" for conversion of comparative data as at 1 January 2004 (required by IFRS 1), as discussed below. The Group applied also exemptions contained in IFRS 1 for business combinations despite the fact that it did not fully complied with IFRS 1 requirements as at the date of preparation of these financial statements. In accordance with IFRS 3, if IFRS 1 requirements are not complied with in 2005, the Group should apply transitional provisions of IFRS 3 as from 1 January 2005. Consequently, if IFRS 1 requirements are not met before the end of 2005, the Group will make relevant adjustments to its opening balance sheet of 1 January 2005.

Goodwill resulting from business combinations which took place before 1 January 2004 was stated at the amount defined under the previous Generally Accepted Accounting Principles (Polish Accounting Standards, PASs) effective as at the IFRSs adoption date, i.e. on 1 January 2004.

The presented condensed consolidated financial statements are compliant with all IFRS requirements, except for IFRS 3, related to acquisition of Unipetrol shares, and IAS 29 and IAS 16 which are applied to a large extent. Consequently, apart from the above indicated issues, the financial statements present fairly the Group's financial position as at 30 June 2005, 31 December 2004 and 30 June 2004, and the results of its operations and cash flows for the periods of 6 and 3 months ended 30 June 2005, 31 March 2005, and 30 June 2004 and 31 March 2004, in accordance with the IFRS requirements.

The condensed consolidated financial statements were prepared assuming that the Group will continue to operate as going concerns in the foreseeable future. As at the approval date of these financial statements there is no evidence indicating that the Group will not be able to continue its operations as going concerns.

2. Format and general principles for preparation of condensed consolidated and standalone balance sheets, condensed consolidated and standalone profit and loss statements, condensed statements of changes in consolidated and standalone equity and condensed consolidated and standalone cash flow statements

The condensed consolidated and standalone quarterly financial statements included in these consolidated quarterly statements were prepared in accordance with the International Financial Reporting Standards and in the scope required under the Regulation of the Council of Ministers of 21 March 2005 on current and periodical information presented by issuers of securities (Journal of Laws no. 49, item 463). The statements comprise the period from 1 January to 30 June 2005 and the comparative period from 1 January to 31 June 2004.
The accounting principles applied by Polski Koncern Naftowy ORLEN S.A. and the PKN ORLEN S.A. Group changed as of 1 January 2005. The foregoing document follows the applied accounting policy.

3. Adopted accounting principles and policy

In the presented reporting period the Company and the Group introduced changes to the respective accounting principles applied by the Company and the Group for 2004 statutory reporting. The changes

(all amounts in PLN thousand)

concern adoption of the International Financial Reporting Standards as from 1 January 2005 in accordance with the decision of the General Shareholders' Meeting of PKN ORLEN S.A. of 30 December 2004.
The last consolidated annual financial statements prepared by the Company were the annual statements for the period of 12 months ended 31 December 2004 prepared in compliance with the Polish Accounting Standards. The accounting principles applied in these financial statements are discussed below.

An impact on the previously published results, related with the adoption of the IFRSs is presented in Note XVII of these statements.
The Group applied the following exemptions from IFRS 1:
- statement of tangible fixed assets at fair value and use of the fair value as deemed cost defined as at adoption of the IFRSs – the Company included in these statements an initial measurement of tangible fixed assets at fair value as discussed under II.1,
- business combinations – the Company applied the exemption of IFRS 1 for business combinations which had taken place before 1 January 2004, as discussed in detail under II.1.
For comparability of the presented financial data, the 2004 data compliant with the PASs were stated in accordance with the IFRSs.

A. Accounting principles

Property Plant and Equipment

Property, plant and equipment, excluding land and immovable property treated as investment, are stated at cost which consists of acquisition cost and direct cost related to bringing the fixed asset for use as well as estimated cost of dismantling, removal of the asset and cost of restoration of the site/land regardless of the fact whether the obligation exists at acceptance of the asset for use or arises during its use.

After initial recognition, fixed assets are depreciated and subject to impairment write-offs.

Tangible fixed asset items acquired after 31 December 1996 are stated at acquisition cost less to date depreciation and impairment write-offs.

Fixed assets acquired before 1 January 1997 are stated at fair value defined as at 1 January 2004 in accordance with deemed cost less accumulated depreciation and impairment loss. Fixed assets acquired before 1 January 1997 are stated in these condensed consolidated financial statements at acquisition or construction cost considering revaluation and decreased by depreciation and impairment.

The cost of current maintenance of fixed assets impact the financial result for the period when incurred.

Cost of significant repair and regular maintenance programme are regarded as tangible fixed assets and depreciated in accordance with their economic useful life.

Fixed assets are depreciated in accordance with the straight line method over the period reflecting their estimated economic useful life, considering the residual value. Correctness of the applied periods and depreciation rates is verified once a year, and respective adjustments are made to the subsequent periods depreciation. Particular components of fixed assets which value is material for the whole fixed asset are depreciated separately in accordance with their economic useful life.

The Group commenced a process which is to ensure that all essential components of tangible fixed assets, of different useful life or depreciation method, would be identified in order to define relevant depreciation rates in line with component accounting. The Group projects that the above process will have been concluded before the end of 2005.

The Company makes estimates of the residual value of fixed assets. The residual value is a net amount which the Company would currently obtain from disposal of the assets, having deducted the estimated cost of disposal, if the assets were already of the age and in the condition at the end of their useful life.
The residual value is not subject to depreciation and is verified once a year.

The Company applies the following periods of economic useful life of fixed assets:

Buildings and constructions	10-70 years
Machines and equipment	3-25 years
Vehicles and other	4-17 years

The assets of the estimated useful life not exceeding one year and of the initial cost not exceeding PLN 3.5 thousand are recognised as cost once at their acceptance for use.

If there have been events or changes which indicate a risk that the carrying amount of fixed assets may not be recovered, the assets are analysed for potential impairment. If there are indications of impairment, and the carrying amount exceeds the estimated recoverable amount, the value of those assets or cash-generating units is decreased to the recoverable amount. The recoverable amount of fixed assets reflects the higher of net selling cost and useful value.
Impairment write-offs are recognised as operating cost in the profit and loss.

Finance lease

A lease contract, under IAS 17, is regarded as finance lease if it transfers substantially all risks and rewards incidental to ownership of the leased asset.
Assets used under lease, tenancy, rental or similar contracts which comply with the above defined criteria are regarded as fixed assets and recognised at the lower of fair value of the leased asset at commencement of the lease term and the present value of the minimum lease payments.

Depreciation methods for leased assets are consistent with normal depreciation policy applied for the Company's owned similar assets and recognised depreciation is calculated in accordance with IAS 16 and IAS 38. If it is not certain that the lessee will obtain a title to the asset before the end of the lease term, a given item is depreciated over the shorter of the lease term and term of economic use.

Assets leased out on the basis of lease, tenancy, rental or similar contracts complying with the above discussed finance lease criteria are treated as long-term receivables and stated at net lease investment value.

Goodwill

Goodwill resulting from a business combination is stated at the acquisition date at the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. After initial recognition, goodwill is decreased by accumulated impairment losses.

Goodwill is tested for impairment annually or more frequently if events or circumstances indicate that it might be impaired. Goodwill is not amortised.

Excess of net fair value of identifiable assets, liabilities and contingent liabilities over acquisition cost

If the acquirer's interest in the net fair value of identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination the acquirer:

- reassesses the identification and measurement of the identifiable assets, liabilities and contingent liabilities and measurement of the cost of the combination;
- recognises immediately in the profit or loss any excess remaining after the reassessment in the period in which the combination was carried out.

Intangible assets

Intangible assets are recognised if it is probable that expected future economic benefits that are attributable to the assets will flow to the entity. Initially intangible assets are stated at acquisition or construction cost. The intangible assets acquired in a business combination are initially recognised at fair value defined at the business combination.

After initial recognition, intangible assets are measured at acquisition or construction cost less amortisation and impairment losses. Intangible assets are amortised by the straight line method over their estimated economic useful life. Correctness of the applied amortisation periods and rates is regularly tested, at least at the end of the reporting year, and potential adjustments to amortisation rates are made in the subsequent periods.

Intangible assets of indefinite useful life are not amortised. Their value is decreased by potential impairment losses.

The residual value of intangible assets is usually assumed to be zero, unless:

- there is a commitment by a third party to purchase the asset at the end of its useful life – the residual value is then defined in the contract for disposal of the title to the asset;
- there is an active market for the asset, its value may be reliably estimated and it is highly probable that such a market will exist at the end of the asset's useful life.

The adopted economic standard useful life for amortisation in case of intangible assets are:

Acquired licenses, patents, and similar intangible assets	2-15 years
Acquired computer software	2-10 years

The Company recognises perpetual usufruct of land obtained under an administrative decision at fair value, which is an estimated cost at acquisition less impairment losses. The process allowed the Company to define the fair value of those rights which amounts to PLN 904,467 thousand. The Company will follow the final interpretation on recognition and presentation of perpetual usufruct of land in the financial statements, after it is obtained.

Except for development, all intangible assets generated by the Company are not recognised as assets and stated in the profit and loss for the period when the related cost has been incurred.

Intangible assets with indefinite useful life and intangible assets which have not been used yet are tested for impairment once a year.
Other intangible assets are tested for impairment only if there are indications that their carrying amount may be irrecoverable. If there are indications for impairment, and the carrying amount exceeds the estimated recoverable amount, the value of those assets or related cash-generating units are revalued to the recoverable amount. The recoverable amount of those assets is the higher of the assets' net selling price and their value in use.

Investment property

Initially investment property is recognised at acquisition cost considering transaction costs. After initial recognition investment property is presented at fair value. Gains or losses resulting from changes in fair value of investment property are presented in the profit and loss when incurred.

Investment property are derecognised at its disposal or when the property is permanently withdrawn from use and no future economic benefits are expected at its disposal. Any gains or losses arising from derecognition of the investment property are recognised in profit or loss in the period of derecognition. As at the date of preparation of these condensed consolidated financial statements, the Group possessed no investment property.

Inventories

Inventories are measured at the lower of cost and net realisable value, considering any write-downs. The net realisable value is the selling price estimated in the ordinary course of business activity less the estimated costs of completion and the estimated costs necessary to make the sale.
Cost is determined based on weighted average costs formula. In case of finished goods, cost comprises relevant assignment of fixed and variable indirect costs defined for ordinary production level, excluding cost of external financing.

Trade and other receivables

Trade receivables are recognised when they arise at the present value of the foreseeable proceeds and stated in the subsequent periods at amortised cost less allowances for doubtful receivables.
Bad debts are stated in the profit and loss when their uncollectibility is established.

Cash and cash equivalents

Cash comprises cash on hand and bank account. Cash equivalents are short-term highly liquid investments (of initial maturity up to three months), that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
The cash flows balance of cash and cash equivalents consists of the above defined monetary assets and their equivalents less unrepaid loans at current accounts, if they form an integral part of an entity's cash management.

Revenue from sale

Revenue from sale is recognised when it is probable that the economic benefits associated with the sale transaction will flow to the entity and the amount of revenue can be measured reliably. The revenue on sale of finished goods and merchandise is recognised after deducting value added tax (VAT), excise tax (finished goods), fuel charges (finished goods) and discounts.

Revenue on sale of goods and merchandise are recognised when the goods are issued and when the related risks and benefits have been transferred. Revenue from settlement of cash flow hedge instruments adjust the revenue on sale.

The revenue is measured at fair value of the received or due payment.

Revenue from dividends

Dividends are recognised when the shareholder's right to receive payment is established

Equity

Equity is stated in accounting books by kind, in accordance with legal regulations and the Company's Articles of Association.
The share capital is stated at nominal value in compliance with the Company's Articles of Association and an entry in the Commercial Register.
The stated yet outstanding contributions to the share capital are recognised as outstanding share capital contributions. Own shares and outstanding contributions to the share capital decrease the Company's equity.

Share premium is created from surplus of issuance value above their nominal value decreased by the issuance cost.
Issuance costs incurred by setting up stock exchange company or increasing share capital decrease share premium to the amount of surplus of issuance value over nominal value and the remaining part of them is presented in other capital reserves.
Changes of fair value of cash flows hedges in their portion regarded as effective hedge are stated through equity as hedge accounting reserve.

Equity resulting from convertible bonds, liabilities and loans into shares is stated at par value of those financial instruments, liabilities and loans, considering non-amortised discounts or premiums, interest accrued before the conversion date, which will not be paid out, unrealized foreign exchange differences and capitalized cost of issue.

The amounts arising at profit distribution, transfer from revaluation reserve capital, the undistributed income from prior periods and the current period net income are presented in the financial statements as retained earnings.

Loans and borrowings

Loans are initially stated at fair value of obtained proceeds less the transaction costs. They are subsequently recognised at amortised acquisition cost in line with the effective interest method. The difference of net proceeds and the buyout amount is recognised as financial revenue or cost over the loan or borrowing term.

External financing costs

Cost of loans and borrowings, including foreign exchange differences related to loans and borrowings drawn in foreign currencies, are stated when incurred in accordance with a model approach of IAS 23 as profit and loss.

Retirement benefits and jubilee bonuses

Under the Group companies' remuneration plans, their employees are entitled to jubilee bonuses and retirement benefits. The jubilee bonuses are paid to employees after elapse of a defined period of their employment. The retirement benefits are paid once at retirement. The amount of retirement benefits and jubilee bonuses depends on the number of years of service and an employee's average salary. The Group does not assign assets which would be used for future retirement or jubilee liabilities. The Group makes a provision for future retirement benefits and jubilee bonuses in order to allocate costs to relevant periods. In accordance with IAS 19, jubilee bonuses are long-term employee benefits and retirement benefits belong to post-employment benefit plans. The present amount of those liabilities at each balance sheet date is estimated by an independent actuary. The accumulated liabilities equal discounted future payments, considering employee rotation, and concern the period before the balance sheet date. Demographic data and information on employee rotation are based on historical records. Actuarial gains and losses are recognised in the profit and loss.

Foreign currency transactions

Transactions denominated in or requiring settlement in a foreign currency are recognised after their translation to the functional currency, i.e. Polish New Zlotys, at the exchange rate effective on the transaction date. Monetary assets and liabilities expressed in foreign currencies are stated at the National Bank of Poland average foreign exchange rates announced at the balance sheet date. Gains and losses resulting from changes in foreign exchange rates after the transaction date are recognised as financial

income or costs in the profit and loss. The exchange differences are stated in the profit and loss at their net amount.

Financial instruments

Financial assets are classified in the following categories: financial assets held to maturity, financial assets at fair value, the change of which is recognised in the income statement, loans and receivables and financial assets classified as available for sale. Financial assets held to maturity are investments with determined or possible to determine payments and fixed maturity date, which the Company aims and has a possibility to hold to maturity date. Financial assets acquired in order to generate profits on short-term price fluctuations are classified as financial assets at fair value, the change in which is recognised through income statement.
All other financial assets, which are not borrowings or receivables of the Company, are classified as financial assets available for sale.

Financial investments held to maturity are part of long-term assets if their maturity dates exceed twelve months from the balance sheet date. Financial assets at fair value, the change in which is recognised in the income statement, are classified as current assets if the Management Board intends to realize them within twelve months from the balance sheet date.

Acquisition and sale of financial assets are recognised as at the transaction date. At the moment of the original recognition those assets are measured at acquisition cost, i.e. at fair value, including transaction costs.
Financial assets at fair value, the change of which are recognised through the income statement, are measured at fair value without deduction of the transaction costs and considering their market price as at the balance sheet date. The change in fair value of those financial assets, is recognised as financial revenues and costs.
Financial assets held to maturity are measured at the amortised acquisition cost using the effective interest rate.

Financial assets available for sale are recognised at fair value, without deduction of the transaction costs, and considering their market price as at the balance sheet date. If the financial instruments are not traded on the active market and it is impossible to estimate reliably their fair value by alternative methods, financial assets available for sale are measured at acquisition cost adjusted by impairment losses.

Positive and negative differences between fair value and acquisition cost, less deferred tax, of financial assets available for sale are reflected in revaluation reserve, if there is a market price defined on the regulated active market or which fair value may be estimated by some other reliable method. Decrease in value of financial assets available for sale due to impairment losses is charged to financial costs in the income statement.

Granted loans are presented at amortised cost.

Derivatives which are not designated as hedging instruments and are classified as financial assets or liabilities at fair value, which change is recognised through the income statement, are stated at fair value recognising its changes in the income statement.

Derivatives treated as cash flow hedge instruments are stated at fair value, considering its changes, in the following way:
- the portion determined to be effective hedge is recognised directly in equity through the statement on changes in equity;
- the portion determined to be ineffective hedge is recognised in the income statement;
- revenues or expenses on settlement of cash flow hedging instruments adjust revenues on sale when recognised in the profit and loss.

Embedded derivatives are separated from the host contracts and accounted for as derivatives if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;
- a separate instrument with the same realization terms as the embedded derivative would meet the definition of a derivative;
- the hybrid (combined) instrument is not measured at fair value with changes in fair value recognised in net profit or loss.

Embedded derivatives are accounted for in a similar way as separate derivatives which are not designated as hedging instruments.

Financial instruments are not presented in the financial statements if the titles and control resulting from the underlying contracts are lost. It usually takes place at disposal of the financial instrument or when all related cash flows are transferred to a third party.

Derivatives used by the entity in order to hedge against foreign exchange risks comprise mainly forwards. Such instruments are measured at fair value.
Fair value of currency forwards is estimated with reference to current futures rates for contracts of similar maturity.

In hedge accounting, hedges are classified as cash flow hedges against cash flow changes which are attributable to a particular type of risk related to a recognised asset, liability, or a forecast transaction. They may also be regarded as fair value hedges which are attributable to a particular type of risk related to a recognised asset or liability.
If the specific criteria for hedge accounting are met, a portion of the gain or loss on the hedging instrument that is determined as effective hedge is recognised directly in equity and the ineffective portion of the gain or loss is recognised in income statement.
The gain or loss from re-measuring of the derivative hedging instrument at fair value that do not comply with criteria for hedge accounting is recognised directly in income statement.

The Company discontinues hedge accounting when the underlying instrument expires or is sold, terminated or realized, or when the hedge no longer meets the criteria for hedge accounting. In such case, total gain or loss on the hedging instrument, previously recognised in equity, is still presented in equity until the forecast transaction date. If the Company no longer expects the forecast transaction will take place, the total recognised net gain or loss are presented in the financial result of the current period.

Corporate income tax

Income tax is measured on gross profit considering deferred tax. The deferred tax is measured by balance sheet liability method. The deferred tax reflects the net tax effect of temporary differences between the carrying amount of a given asset or liability and its tax base. The deferred tax assets and liabilities are measured at effective tax rates enacted for subsequent years when the temporary differences are expected to be realized at tax rates enacted or substantially enacted as at the balance sheet date.

Deferred tax assets on negative temporary differences and unrealized tax losses, are recognised only if it is probable that the future tax base will be sufficient for deduction of those differences.

Deferred tax liabilities are recognised for all temporary tax differences.

Deferred tax assets and liabilities are recognised irrespective of their date of realization.
Deferred tax assets and liabilities are not discounted and they are accounted for as fixed assets or long-term liabilities in the balance sheet.

Non-current assets classified for disposal/sale

Non-current assets classified for sale are those which comply with the following criteria:
- its disposal was declared by the Management Board of the Company;

- assets are available for an immediate sale in their present condition;
- active searching for a potential acquirer has been initiated;
- the sale transaction is highly probable and could be settled over 12 months following the sale decision;
- the selling price is reasonable in relation to its current fair value;
- it is unlikely that significant changes to the sales plan of these assets are introduced.

If the criteria are met after the balance sheet date, the asset is not reclassified at the end of the reporting year prior to the event. The reclassification is reflected in the reporting period when the criteria are met. Depreciation is discontinued for the asset at its designation for sale.

Assets designated for sale are measured at the lower of the net carrying amount and fair value less selling cost.

Earnings per share

Basic earnings per share for each period are calculated by dividing a net profit for a given period by the weighted average number of shares in that period.

Diluted earnings per share for each period is calculated by dividing net profit for a given period adjusted by changes of the profit resulting from conversion of potential ordinary shares by the weighted average number of shares.

Provisions

The Group makes provisions if it has such an obligation, required by law or custom, resulting from prior events and if it is probable that fulfilment of this obligation will cause outflow of resources embodying economic benefits and if the obligation may be reliably measured. The amount of provisions is tested as at the balance sheet date in order to make adjustments to relevant estimates as at that date.
If the effect of time value of money is material, the amount of the provision is the present value of the expenditure expected to settle the obligation. If the discounting method is applied, the increase of provisions with time is recognised as external financing costs.

Provisions for environment protection

The Group makes provisions for future expenses on reclamation of contaminated land or elimination of harmful substances if there is such legal or customary obligation. The amount of the provision for reclamation is reviewed regularly based on reports by independent experts. The Group conducts regular reclamation of contaminated land and related expenditure is offset against the provision.
The created provision reflects potential future expenses predicted to be incurred, estimated and verified periodically according to current prices.

Government grants and assistance

The government grants are recognised at fair value if there is reasonable assurance that grant will be obtained or the entity will comply with the conditions attaching to it. If the grant concerns a given cost item it is recognised as income over the periods necessary to match them with the related costs which they are intended to compensate. If the grant concerns assets, its fair value is recognised as deferred income and subsequently on a systematic basis reduced in the profit and loss over the estimated useful life of the underlying asset.

Contingent liabilities and receivables

Contingent liabilities are defined as obligations that arise from past events and which are dependent on occurrence or non-occurrence of some uncertain future events. Contingent liabilities are not recognised in the balance sheet however the information on contingent liabilities is disclosed unless the probability of outflow of resources relating to economic benefits is remote.

Contingent liabilities acquired by a business combination are recognised as liabilities in the balance sheet.

Contingent receivables are not recognised in the balance sheet however the respective information on the contingent receivable is disclosed if the inflow of assets relating to economic benefits is probable.

Company's Board estimates

The preparation of financial statements in accordance with the IFRSs requires the Management Board of the Company to make relevant estimates and assumptions that affect the amounts reported in the financial statements and the explanatory notes to these financial statements. Actual results may differ from those estimations.

Application of accounting principles

The above accounting principles are applicable to comparative data, except for those applied to assets classified as held for sale, which have been effective from 1 January 2005.

B. Consolidation methods

Subsidiaries

The Group consolidated financial statements comprise Polski Koncern Naftowy ORLEN S.A. and entities under its control. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of votes in a certain entity or is able to govern the financial and operating policies of the enterprise so as to benefit from the results of its activity. The share attributable to minority interest is recognised in equity. The net profit attributable to the minority interest is presented in the profit and loss.
The acquisition method is applied at acquisition of shares in business entities. Entities acquired or disposed during the reporting year are presented in the consolidated financial statements from the acquisition date or to the date of disposal respectively.

Investments in associated entities

Investments in associated entities (overall 20% to 50% of an entity's share capital) where the Group executes significant influence are accounted for under equity method. An assessment of the carrying value of investments in associates is performed when there is an indication that impairment loss occurred or the impairment losses recognized in prior years are no longer required.

Investments in jointly controlled entities

Investments in jointly controlled entities, where joint control is exercised by the Group, are accounted for under proportionate consolidation method whereby proportional share in assets, liabilities, income and expenses of a jointly controlled entity, after elimination of effects of mutual transactions and settlements, is presented position after position with similar positions in the consolidated financial statements.

(all amounts in PLN thousand)

4. Methods adopted for translation of financial data into EURO

Financial records denominated in EURO were translated in accordance with the following method:

- particular assets and liabilities – at the National Bank of Poland average PLN/EURO exchange rate for 30 June 2005, i.e. PLN 4.0401/ 1 EURO; and for 31 December 2004 at PLN 4.0790/ 1 EURO;
- particular profit and loss and cash flow positions – at the average of all exchange rates defined by the National Bank of Poland as at the last day of each month in the period from 1 January 2005 to 30 June 2005, i. e. PLN 4.0805/ 1 EURO. For the period from 1 January 2004 to 30 June 2004 the rate was PLN 4.7311/ 1 EURO.

(all amounts in PLN thousand)

III. SELECTED EXPLANATORY NOTES

3.1. Property, plant and equipment

	30 June 2005 (unaudited)	31 December * 2004 (unaudited)	30 June* 2004 (unaudited)
Land	360,951	389,074	395,141
Buildings and constructions	5,388,993	5,404,153	5,423,079
Machinery and equipment	3,050,934	3,000,651	3,215,331
Vehicles and other	426,179	338,974	341,783
Construction in progress	2,090,683	1,948,279	1,397,433
Total	**11,317,740**	**11,081,131**	**10,772,767**

*The data were changed with respect to previously published records due to changes introduced to accounting principles and policy as a result of adoption of the IASs as from 1 January 2005:

	31 December 2004	30 June 2004
Previously published information on consolidated tangible fixed assets in accordance with the PASs	9,367,686	9,318,167
Valuation of fixed assets at fair value	1,119,045	1,201,526
Change of the BOP consolidation method from equity method to proportionate method	603,057	345,336
Reclassification of catalysts	71,343	79,751
Reclassification of precious metals	59,205	54,211
Reclassification of fitout cost of dealer-owned stations network	53,553	59,193
Reclassification of prepayments for fixed assets	(27,915)	(122,957)
Recognition of perpetual usufruct of land as intangible assets	(35,717)	(28,991)
Derecognition of capitalised financial expenses	(63,745)	(68,088)
Impairment loss recognized on ORLEN Deutschland AG fixed assets	(65,381)	(65,381)
Consolidated fixed assets in accordance with IFRS	11,081,131	10,772,767

(all amounts in PLN thousand)

The impact of the above described adjustments on the depreciation

	For 12 months ended 31 December 2004	For 6 months ended 30 June 2004
Previously published consolidated information on depreciation in accordance with the PASs	1,116,658	570,676
Valuation of fixed assets at fair value	168,783	77,901
Change of the BOP consolidation method from equity method to proportionate method	32,731	16,345
Reclassification of fitout cost of dealer-owned stations network	13,055	7,415
Recognition of perpetual usufruct of land as intangible assets	(9,840)	(4,892)
Adjussted depreciation presented in consolidated comparative data in accordance with IFRS	1,321,387	667,445

Due to the unfinalized process of fair value measurement at tangible fixed assets acquired before 1 January 1997, a complete fixed assets movements schedule with relevant adjustments will be presented in the financial statements for the 1st half of 2005.
Basing on an initial valuation report prepared by an independent expert, these preliminary condensed consolidated financial statements present adjusted tangible fixed assets in the reporting period and in comparative periods. Valuation covered 90 % of the Group of net fixed assets and was carried out in accordance with the principles discussed under section A, Accounting Principles "Property, plant and equipment".

3.2. Short-term investments

	30 June 2005 (unaudited)	31 December 2004 (unaudited)	30 June 2004 (unaudited)
Cash on hand and in bank	738,193	676,737	807,948
Other short-term investments	98,850	59,076	113,359
Total	**837,043**	**735,813**	**921,307**

As at 30 June 2005, 31 December 2004 and 30 June 2004 cash on hand and in bank denominated in foreign currencies amounts to PLN 445,064 thousand, PLN 482,142 thousand and PLN 651,398 thousand respectively.

The concentration of credit risk related to cash and cash equivalents is limited as the Group invests its cash at recognised financial institutions.

In accordance with the Polish law, the Group entities registered in Poland manage the entity's Social Fund on behalf of their employees. The contributions paid to the Social Fund are deposited in separate bank accounts and cannot be used for their operating activity. As at 30 June 2005, 31 December 2004, and 30 June 2004 cash relating to the Social Fund account amounted to PLN 31,023 thousand, PLN 28,979 thousand and PLN 35,105 thousand, respectively. The receivables related to borrowings from the Social Fund drawn by employees as at 30 June 2005, 31 December 2004 and 30 June 2004 amounted to PLN 21,195 thousand, PLN 23,886 thousand and PLN 26,777 thousand, respectively. Liabilities related to the Social Fund as at 30 June 2005, 31 December 2004 and 30 June 2004 amounted to PLN 45,688 thousand, PLN 35,245 thousand and PLN 45,195 thousand, respectively and were recognised as a part of trade and other liabilities.

(all amounts in PLN thousand)

Apart from the above presented amounts related to the Social Fund, cash and cash equivalents, which availability is limited as at 30 June 2005, 31 December 2004 and 30 June 2004 amounted to PLN 70,374 thousand, PLN 247,263 thousand and PLN 85,241 thousand respectively.

3.3. Impairment of assets

3.3.1. Impairment of tangible fixed assets

Data for 2nd quarter	2005	2004
Opening balance as at 1 April	216,870	98,273
Additions in 1 April – 30 June	-	11,841
Disposals in 1 April – 30 June	(4,788)	(6,645)
Closing balance as at 30 June	212,082	103,469

Cumulative data for 2 quarters	2005	2004
Opening balance as at 1 January	235,825	89,823
Additions in 1 January – 30 June	3,056	25,060
Disposals in 1 January – 30 June	(26,799)	(11,414)
Balance as at 30 June	212,082	103,469

3.3.2. Impairment of construction in progress

Data for 2nd quarter	2005	2004
Opening balance as at 1 April	42,712	40,748
Additions in 1 April – 30 June	-	7,897
Disposals in 1 April – 30 June	(354)	(4)
Closing balance as at 30 June	42,358	48,641

Cumulative data for 2 quarters	2005	2004
Opening balance as at 1 January	46,526	45,246
Additions in 1 January – 30 June	-	7,897
Disposals in 1 January – 30 June	(4,168)	(4,502)
Closing balance as at 30 June	42,358	48,641

3.3.3 Impairment of intangible assets

Data for 2nd quarter	2005	2004
Opening balance as at 1 April	8,034	201
Additions in 1 April – 30 June	285	-
Disposals in 1 April – 30 June	(225)	-
Closing balance as at 30 June	8,094	201

Cumulative data for 2 quarters	2005	2004
Opening balance as at 1 January	8,292	196
Additions in 1 January – 30 June	285	5
Disposals in 1 January – 30 June	(483)	-
Closing balance as at 30 June	8,094	201

(all amounts in PLN thousand)

3.3.4. Impairment of long-term financial assets (shares)

Data for 2nd quarter	2005	2004
Opening balance as at 1 April	78,404	71,174
Additions in 1 April – 30 June	-	5,714
Disposals in 1 April – 30 June	(5,672)	(406)
Closing balance as at 30 June	72,732	76,482

Cumulative data for 2 quarters	2005	2004
Opening balance as at 1 January	78,370	71,389
Additions in 1 January – 30 June	63	5,714
Disposals in 1 January – 30 June	(5,701)	(621)
Closing balance as at 30 June	72,732	76,482

3.3.5. Receivables allowances

Data for 2nd quarter	2005	2004
Opening balance as at 1 April	475,078	312,313
Additions in 1 April – 30 June	32,502	22,115
Disposals in 1 April – 30 June	(32,922)	(17,254)
Closing balance as at 30 June	474,658	317,174

Cumulative data for 2 quarters	2005	2004
Opening balance as at 1 January	474,235	317,072
Additions in 1 January – 30 June	52,859	31,329
Disposals in 1 January – 30 June	(52,436)	(31,227)
Closing balance as at 30 June	474,658	317,174

3.3.6. Inventory allowances

In the 2nd quarter 2005 the Group reduced the inventory allowances by PLN 1,151 thousand, cumulative in two quarters of 2005 the inventory allowance was reduced by PLN 5,302 thousand. In the 2nd quarter 2004 the Group increased the inventory allowances by PLN 5,088 thousand, and cumulative in the two quarters of 2004 by PLN 7,359 thousand.

3.4. Provisions

3.4.1. Deferred tax liabilities

Data for 2nd quarter	2005	2004
Opening balance as at 1 April	370,332	462,440
Additions in 1 April – 30 June	127,461	2,654
Disposals in 1 April – 30 June	(121,332)	(39,921)
Closing balance as at 30 June	376,461	425,173

Cumulative data for 2 quarters	2005	2004
Opening balance as at 1 January	378,248	464,439
Additions in 1 January – 30 June	159,428	55,659
Disposals in 1 January – 30 June	(161,215)	(94,925)
Closing balance as at 30 June	376,461	425,173

(all amounts in PLN thousand)

3.4.2. Jubilee and retirement provision

Data for 2nd quarter	2005	2004
Opening balance as at 1 April	197,924	160,512
Additions in 1 April – 30 June	7,750	24,786
Disposals in 1 April – 30 June	(8,595)	(12,627)
Closing balance as at 30 June	197,079	172,671

Cumulative data for 2 quarters	2005	2004
Opening balance as at 1 January	197,446	160,843
Additions in 1 January – 30 June	8,977	28,294
Disposals in 1 January – 30 June	(9,344)	(16,466)
Closing balance as at 30 June	197,079	172,671

3.4.3. Other

Data for 2nd quarter 2005	Land reclamation provision	Shield programmes provisions	Business risk provision	Other provisions	Total other provisions
Balance as at 1.04.2005	493,497	70,000	89,805	80,525	733,787
Increase in 1.04.2005 – 30.06.2005	362	54,187	376,164*	16,262	446,975
Decrease in 1.04.2005 – 30.06.2005	(10,567)	-	(1,610)	(28,487)	(40,664)
Balance as at 30.06.2005	483,252	124,187	464,359	68,300	1,140,098

* including the provision for possible negative outcome of contracts relating to sale of part of Unipetrol Group assets

Cumulative data for two quarters 2005	Land reclamation provision	Shield programmes provisions	Business risk provision	Other provisions	Total other provisions
Balance as at 1.01.2005	496,665	70,000	87,982	69,038	723,685
Increase in 1.01.2005 – 30.06.2005	362	54,187	378,864*	28,114	461,527
Decrease in 1.01.2004 – 30.06.2005	(13,775)	-	(2,487)	(28,852)	(45,114)
Balance as at 30.06.2005	483,252	124,187	464,359	68,300	1,140,098

* including the provision for possible negative outcome of contracts relating to sale of part of Unipetrol Group assets

(all amounts in PLN thousand)

Data for 2nd quarter 2004	Land reclamation provision	Shield programmes provisions	Business risk provision	Other provisions	Total other provisions
Balance as at 1.04.2004	410,915	-	21,659	41,121	473,695
Increase in 1.04.2004 – 30.06.2004	36,560	-	32,507	6,906	75,973
Decrease in 1.04.2004 – 30.06.2004	(4,413)	-	-	(6,803)	(11,216)
Balance as at 30.06.2004	443,062	-	54,166	41,224	538,452

Cumulative data for two quarters 2004	Land reclamation provision	Shield programmes provisions	Business risk provision	Other provisions	Total other provisions
Balance as at 1.01.2004	411,848	-	21,812	41,288	474,948
Increase in 1.01.2004 – 30.06.2004	36,574	-	32,507	7,087	76,168
Decrease in 1.01.2004 – 30.06.2004	(5,360)	-	(153)	(7,151)	(12,664)
Balance as at 30.06.2004	443,062	-	54,166	41,224	538,452

3.5. Goodwill

	30 June 2005 (unaudited)	**31 December 2004 (unaudited)**	**30 June 2004 (unaudited)**
ORLEN PetroTank Sp. z o.o.	11,298	11,298	11,298
Ship Service S.A.	6,645	6,645	6,645
PetroProfit Sp. z o.o.	1,175	1,175	1,175
Other	1,383	1,383	1,015
Total	**20,501**	**20,501**	**20,133**

As at 1 January 2004 excess of fair value of identifiable assets, liabilities and contingent liabilities over the acquisition cost in comparative data was derecognised from liabilities simultaneously increasing the opening balance of the retained earnings in the amount of PLN 301,369 thousand.

3.6. Dividends

On 29 June 2005, the Company's General Shareholders' Meeting adopted a resolution to pay a dividend from the net profit of 2004 in the amount of PLN 911,020,299.91. The date of payment was defined in the following way:
- the first instalment of PLN 457,648,695.27, giving PLN 1.07 per share, will be paid on 1 September 2005;
- the second instalment of PLN 453,371,604.64, giving PLN 1.06 per share, will be paid on 1 December 2005.

(all amounts in PLN thousand)

3.7. Loans and borrowings

	30 June 2005 (unaudited)	31 December 2004 (unaudited)	30 June 2004 (unaudited)
Bank loans	2,749,556	2,300,971	2,529,479
Other loans and borrowings	18,802	24,164	30,212
Short-term debenture	-	-	74,742
Total including:	2,768,358	2,325,135	2,634,433
Short-term	615,240	241,599	665,282
Long-term	2,153,118	2,083,536	1,969,151

The value of loans and borrowings drawn by the Group increased net by PLN 443 million in the period of 6 months ended 30 June 2005.
The change in indebtedness level results mainly from:

- loans drawn in PLN:
  103,044 thousand from Societe Generale Bank Consortium as a Leading entity
  169,081 thousand from Bank Pekao S.A.
  143,578 thousand from PKO BP S.A.
  17,587 thousand from BPH PBK S.A.
  149,768 thousand from BH w Warszawie S.A.
  7,555 thousand from BRE Bank S.A.
  3,019 thousand from Kredyt Bank
- PLN 72,401 thousand resulting from foreign exchange differences at PKN ORLEN S.A:
- repayment of loans in PLN:
  51,835 thousand to PKO BP S.A.
  36,716 thousand to BPH PBK S.A.
  17,064 thousand to BH SA.
  75,898 thousand to ING Bank Śląski S.A.
- PLN 9,360 thousand resulting from foreign exchange differences at BOP
- repayment of loans to German entities:
  EUR 2,640 thousand.

3.8. Cost by kind

	6 months ended 30 June 2005 (unaudited)	3 months ended 30 June 2005 (unaudited)	6 months ended 30 June 2004 (unaudited)	3 months ended 30 June 2004 (unaudited)
Materials and energy	6,868,544	3,599,780	5,562,217	2,967,171
Cost of merchandise and materials sold	4,727,423	2,529,902	4,911,240	2,651,662
External services	820,455	450,682	860,955	470,896
Payroll, social security and other employee benefits	506,417	248,919	560,753	300,519
Depreciation*	575,412	280,569	667,445	326,610
Taxes and charges	158,774	67,026	125,239	41,028
Other	689,803	584,934	435,126	366,223
	14,346,828	7,761,812	13,122,975	7,124,109

(all amounts in PLN thousand)

Adjustments:				
Change in inventory and prepayments	(341,707)	130,029	(239,510)	(159,645)
Cost of products and services for own use	(69,270)	(49,244)	(31,151)	(9,018)
Operating costs	13,935,851	7,842,597	12,852,314	6,955,446

* The decrease of depreciation cost for the 6 months ended 30 June 2005 as compared to the same period of 2004 is attributable to the extending of depreciation periods of tangible fixed assets starting from 1 January 2005, as a result of revision of previously assigned useful lives.

3.9. Net financial revenues and expenses

	6 months ended 30 June 2005 (unaudited)	3 months ended 30 June 2005 (unaudited)	6 months ended 30 June 2004 (unaudited)	3 months ended 30 June 2004 (unaudited)
Interest paid	(60,599)	(37,433)	(61,240)	(28,805)
Negative foreign exchange surplus	(130,687)	(95,219)	(19,074)	-
Interest received	62,842	29,195	15,761	9,191
Positive foreign exchange surplus	8,818	1,414	55,212	105,649
Gains on trade in shares and other securities	32,957	32,692	7,711	6,676
Dividends received	90,427	85,934	68,216	-
Other*	239,240	247,659	(3,949)	11,434
Total	**242,998**	**264,242**	**62,637**	**104,145**

*including unrealized discount on purchased receivables due from Unipetrol Group companies of PLN 204,532 thousand

3.10. Corporate Income Tax

	6 months ended 30 June 2005 (unaudited)	3 months ended 30 June 2005 (unaudited)	6 months ended 30 June 2004 (unaudited)	3 months ended 30 June 2004 (unaudited)
Current tax	(377,757)	(212,915)	(261,556)	(165,414)
Deferred tax	16,627	(6,556)	23,360	29,338
Total	**(361,130)**	**(219,471)**	**(238,196)**	**(136,076)**

The PKN ORLEN Group is not a tax group, and therefore each of the entity in the PKN Orlen group settles separately its corporate income tax.

(all amounts in PLN thousand)

3.11. Basic and diluted earnings per share

	6 months ended 30 June 2005	3 months ended 30 June 2005	6 months ended 30 June 2004	3 months ended 30 June 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Weighted average amount of issued ordinary shares	427,709,061	427,709,061	427,709,061	427,709,061
Net earnings per share (in PLN) for the period	3.08	1.63	2.06	1.29

There is no difference between basic earnings per share and diluted earnings per share.

IV. CIRCUMSTANCES AND EVENTS, IN PARTICULAR OF NON-STATDARD NATURE, WHICH HAVE SIGNIFICANT IMPACT ON FINANCIAL RESULTS

During the six-month period ended 30 June 2005 the following significant events influencing the information presented in these preliminary condensed consolidated financial statements:

1. Acquisition of Unipetrol

On 24 May 2005 PKN ORLEN acquired 114,224,038 bearer shares in Unipetrol a.s., which is about 62.99% of all issued and existing Unipertol a.s. shares.

Effect on acquisition of 62.99 % of UNIPETROL shares

Initial acquisition price (increased by acquisition cost) before the final settlement of the transaction in PLN billion	1.6
Value of 62.99 % of equity as of 30 May 2005 after conversion to PLN billion at the exchange rate effective for that date*	3.2
Excess value of acquired assets over total acquisition price in PLN billion	1.6

*Net equity of consolidated equity of the Unipetrol Group measured in accordance with the Unipetrol Group balance sheet prepared in line with IFRSs without considering fair value of acquired assets

The total excess value of the acquired assets over acquisition price, to be established in the course of the initiated measurement processes, will be recognised in the income of the period when the acquisition was concluded.

On 24 May 2005 PKN ORLEN acquired receivables of certain entities of the Unipetrol Group ("Receivables") which nominal value as at 1 April 2004 amounted to ca. CZK 3.1 billion, EUR 9.5 million and USD 4.9 million. The total acquisition price of Receivables amounted to CZK 1.7 billion (ca. PLN 234,940,000 as at 23 May 2005).
The accompanying financial statements presents the effect of the unrealised discount of the acquired Receivables of PLN 204 million and 33 million of realised financial revenue as a discount and accrued interest.

Receivables were acquired under contracts concluded by PKN ORLEN on 4 June 2004 with Ceska Konsolidacni Agentura ("CKA"). Receivables were acquired as a result of contracts concluded on 24 May 2005.

2. Recognition of Unipetrol acquisition in the consolidated financial statements

The Unipetrol Group will be consolidated starting from the 2nd quarter and 1st half of 2005 reports, which the Company shall publish on 29 September 2005. Currently, for the first consolidation purposes, Unipetrol assets are being valued in order to define the acquisition impact in accordance with IFRS 3 "Business combinations".
These financial statements disclose the acquisition 62.99% Unipetrol shares as financial assets at the initial acquisition price.
Under the acquisition contract, certain procedures are being carried out to establish the final acquisition price, which involve audits of financial statements aiming at determination of the acquisition price of Unipetrol shares. The final acquisition price may differ from the currently presented.

3. Assets and liabilities sales agreement relating to Unipetrol shares acquisition

In 2003-2004, the former PKN ORLEN Board concluded a number of agreements with Agrofert Holding a.s. and ConocoPhillips Central and Eastern Europe Holdings B.V. relating to assets and liabilities sales of Unipetrol Group.
The present Managemennt Board of the Company, having analysed all consequences resulting from the above agreements and having consulted recognised independent experts, adopted and presented to the Supervisory Board a strategy assuming minimum negative impact for shareholders and Company related to execution of the agreements. As a consequence Management Board is exchanging formal correspondence with Agrofert Holding a.s. and ConocoPhillips and Unipetrol concerning the way of executing of the agreements obligations. Therefore the Management Board of PKN Orlen cannot disclose detailed information concerning the agreements.
As a consequence of the above mentioned agreements, PKN ORLEN created provisions to cover potential negative financial effects related to execution of the agreements.

PKN ORLEN SA
SEC File
82-5036

POLSKI KONCERN NAFTOWY ORLEN S.A.
NOTES TO PRELIMINARY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the periods of 6 and 3 months ended 30 June 2005 and 30 June 2004
(all amounts in PLN thousand)

V. SEGMENT DATA

	Refining Segment				Chemical Segment				Other operations				Adjustments				Total			
	period of				period of				period of				period of				period of			
	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months
	ended 30 June 2005		ended 30 June 2004		ended 30 June 2005		ended 30 June 2004		ended 30 June 2005		ended 30 June 2004		ended 30 June 2005		ended 30 June 2004		ended 30 June 2005		ended 30 June 2004	
venues																				
ternal sales	13 060 194	7 491 392	11 588 786	6 391 732	1 795 149	763 854	1 882 567	914 655	300 839	137 427	320 558	145 309					15 156 182	8 392 673	13 791 911	7 451 696
ra-segment es	1 940 926	791 819	1 911 235	1 211 094	790 183	368 937	667 441	350 764	389 592	180 927	397 389	175 166	-3 120 701	-1 341 683	-2 976 065	-1 737 024	0	0	0	0
ttlement of dging nsactions					49 330	6 931	21 241	21 241									49 330	6 931	21 241	21 241
tal revenues	15 001 120	8 283 211	13 500 021	7 602 826	2 634 662	1 139 722	2 571 249	1 286 660	690 431	318 354	717 947	320 475	-3 120 701	-1 341 683	-2 976 065	-1 737 024	15 205 512	8 399 604	13 813 152	7 472 937
tal operating st	**-13 516 125**	**-7 362 531**	**-12 381 069**	**-6 874 000**	**-2 107 850**	**-930 475**	**-2 229 441**	**-1 143 476**	**-662 290**	**-320 087**	**-670 644**	**-295 763**	**3 120 611**	**1 341 918**	**2 976 011**	**1 737 164**	**-13 165 654**	**-7 271 175**	**-12 305 143**	**-6 576 075**
her operating venues	117 675	52 767	85 509	57 533	10 110	7 259	10 830	6 811	29 361	20 265	11 236	3 674					157 146	80 291	107 575	68 018
her operating sts	-181 943	-133 825	-250 110	-234 861	-13 825	-11 173	-10 495	-7 286	-21 367	-11 716	-28 790	-19 920					-217 135	-156 714	-289 395	-262 067
sult																				
gment result	1 420 727	839 622	954 351	551 498	523 097	205 333	342 143	142 709	36 135	6 816	29 749	8 466	-90	235	-54	140	1 979 869	1 052 006	1 326 189	702 813
n-assigned oup revenue																	4 531	2 715	2 057	1 212
n-assigned oup cost																	-553 062	-414 708	-257 776	-117 304
erating profit																	**1 431 338**	**640 013**	**1 070 470**	**586 721**
ancial revenues																	440 723	394 544	157 101	140 625
ancial costs																	-227 120	-159 697	-98 259	-40 275
are in financial ult of entities nsolidated by uity method	7 257	7 386	-64	-128	1 312	1 400	887	846	0	0	8 082	1 501					8 569	8 786	8 905	2 219
ofit (loss) on the e of all part of shares subordinated ities																	29 395	29 395	3 795	3 795
oss profit																	**1 682 905**	**913 041**	**1 142 012**	**693 085**
ome tax																	-361 130	-219 471	-238 196	-136 076
nority profit																	-5 634	4 538	-23 576	-6 458
t profit																	**1 316 141**	**698 108**	**880 240**	**550 551**

POLSKI KONCERN NAFTOWY ORLEN S.A.
NOTES TO PRELIMINARY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the periods of 6 and 3 months ended 30 June 2005 and 30 June 2004
(all amounts in PLN thousand)

	Refining Segment				Chemical Segment				Other operations				Adjustments				Total			
	period of				period of				period of				period of				period of			
	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months
	ended 30 June 2005		ended 30 June 2004		ended 30 June 2005		ended 30 June 2004		ended 30 June 2005		ended 30 June 2004		ended 30 June 2005		ended 30 June 2004		ended 30 June 2005		ended 30 June 2004	
Expenditure on tangible fixed assets and intangibles	331 458	174 274	260 613	165 984	425 892	272 116	439 415	259 416	48 953	27 697	29 496	15 539					806 303	474 087	729 524	440 939
Expenditure on non-assigned to segments tangible fixed assets and intangibles																	24 638	22 380	15 616	11 845
Total expenditure on tangible fixed assets and intangibles																	**830 941**	**496 467**	**745 140**	**452 784**
Segment depreciation	333 533	163 547	414 234	201 742	120 625	56 772	127 397	62 752	105 476	54 361	105 221	55 420					559 634	274 680	646 852	319 914
Depreciation of non-assigned Group assets																	15 778	5 889	20 593	6 696
Total depreciation																	**575 412**	**280 569**	**667 445**	**326 610**
Non-monetary assets other than depreciation	**123 415**	**86 839**	**74 301**	**64 346**	**1 033**	**377**	**7 450**	**6 826**	**74 455**	**63 923**	**13 619**	**5 825**					**198 903**	**151 139**	**95 370**	**76 997**

The accompanying notes are an integral part of these preliminary condensed consolidated financial statements.

(all amounts in PLN thousand)

Geographical segments

The below table presents the Group consolidated sales by geographical segments for the period of 6 and 3 months ended 30 June 2005 and 30 June 2004.

	Sales revenues by geographical segments			
	period of			
	6 months	3 months	6 months	3 months
	ended 30 June 2005		ended 30 June 2004	
Poland	9 824 263	5 437 842	8 719 163	4 736 278
Germany	4 372 264	2 336 075	4 418 350	2 372 747
Czech Republic	267 577	193 432	288 504	245 319
Other countries	741 408	432 255	387 135	118 593
Sales revenues by geographical segments	**15 205 512**	**8 399 604**	**13 813 152**	**7 472 937**

(all amounts in PLN thousand)

VI. CONTINGENT ASSETS AND LIABILITIES

	30 June 2005	31 December 2004	30 June 2004
	(unaudited)	(unaudited)	(unaudited)
1. Contingent assets	**10,232**	-	-
1.1. related parties	-	-	-
1.2. other parties	10,232	-	-
2. Contingent liabilities	**1,974,293**	**1,360,697**	**1,534,299**
2.1. related parties, ncluding	1,536,705	1,232,941	1,412,127
- consolidated entities	993,322	915,231	1,098,719
2.2. other parties	437,588	127,756	131,172
3. Other	**62,730**	**76,687**	**14,940**
	------------	------------	------------
TOTAL	**2,047,255**	**1,437,384**	**1,558,239**
	=======	=======	=======

Additional information concerning significant proceedings in front of the court, body appropriate for arbitrage proceedings or in front of public administration bodies and on other risks of the Company and its related parties are presented in Note X.

VII. SIGNIFICANT EVENTS IN THE PERIOD FROM 1 APRIL 2005 TO THE DATE OF THIS REPORT, PRESENTED IN CURRENT REPORTS

1. On 14 April 2005 an agreement was concluded between PKN ORLEN, the seller, and PERN "Przyjaźń" S.A. ("PERN"), the buyer, for sale of 24 shares in the nominal value of PLN 589,000 each and the total nominal value of PLN 14,136,000, which constituted as at the agreement date 30.77% of the share capital of Przedsiębiorstwo Przeładunku Paliw Płynnych "Naftoport" Sp. z o.o. ("Naftoport").

After the sale of shares PKN ORLEN holds 17.95% in Naftoport share capital. Other shares are held by:

a.	PERN "Przyjaźń" S.A.	67.95%
b.	Grupa LOTOS S.A.	8.97%
c.	Port Północny	3.85%
d.	J & S Services Ltd.	1.28%

2. PKN ORLEN announced that on 24 May 2005 it acquired:

1) 114,224,038 bearer shares at Unipetrol a.s., of nominal value of CZK 100 each ("Unipetrol Shares"), which is about 62.99% of all issued and existing Unipetrol a.s ("Unipetrol") stock. The total acquisition cost of Unipetrol Shares amounted to CZK 11,303,886,660 (about PLN 1,562,197,136 as at 23 May 2005);

2) 745,000 bearer shares at Spolana a.s. of nominal value of CZK 655 each ("Spolana Shares"), which is 9.76% of the share capital of Spolana a.s. The total acquisition cost of Spolana Shares amounted to CZK 1.0 million (about PLN 138,200 as at 23 May 2005);

(all amounts in PLN thousand)

3) receivables from some of the Unipetrol Group entities ("Receivables"), which approximate nominal value as at 1 April 2004 amounted to CZK 3.1 billion, EUR 9.5 million and USD 4.9 million. The total acquisition cost of Receivables was CZK 1.7 billion (about PLN 234,940,000 as at 23 May 2005).

The acquisition of Unipertol Shares, Spolana Shares and Receivables are financed in 90% by PKN ORLEN own financial resources and in 10% from available credit limits.

Acquisition of Unipertol and Spolana Shares is PKN ORLEN's long-term investment.

The transaction will strengthen PKN ORLEN market position as one of the largest companies of the oil and petrochemical sector in the Central and Eastern Europe. Moreover, it places PKN ORLEN as one of the consolidation leaders in the region.

After acquisition of Unipetrol Shares, under the law of the Czech Republic, PKN ORLEN shall make a mandatory public call for minority shareholders in Unipetrol a.s. and its listed subsidiaries (Spolana a.s and Paramo a.s.).

PKN ORLEN intends to restructure the Unipetrol Group. The general assumptions underlying the projected restructuring were announced in the current report no. 41/2004 of 4 June 2004.

3. On 24 May 2005 PKN ORLEN was informed that FMR Corp. with direct and indirect subsidiaries, seated in Boston, and Fidelity International Limited with direct and indirect subsidiaries, seated in Bermuda, as at 24 May 2005 held 21,436,944 PKN ORLEN shares, which is 5.01% of the share capital, and gives title to 21,436,944 votes at the general meeting and 5.01% of the total votes at PKN ORLEN General Meeting.

4. On 1 June 2005 the District Court in Warsaw, XV Commercial Department, dismissed a suit, acting in the case Bengodi Finance Spółka Akcyjna against PKN ORLEN, on invalidity of the resolution no. 14 of 5 August 2004, adopted by the Extraordinary General Meeting of PKN ORLEN, appointing Mr Jacek Bartkiewicz as President of PKN ORLEN Supervisory Board.

5. On 9 June 2005 the District Court in Warsaw, XV Commercial Department, acting in the case no. XV GC 378/04, acknowledged the suit Bengodi Finance Spółka Akcyjna and other plaintiffs against PKN ORLEN S.A. on invalidity of the resolution no. 1 of the General Meeting of PKN ORLEN S.A. of 28 June 2004 which amended the provision in Article 7 section 11 of the Company's Articles of Association concerning limitation of some shareholders' voting rights. The Court ruled the resolution was invalid. The judgement of the first instance court is not binding.

6. On 14 June 2005 PKN ORLEN issued corporate guarantees to Holborn European Marketing Company Ltd. and Shell Deutschland Oil GmbH for the total amount of EUR 64 million and a letter of collateral to Bayerische-Hypo und Vereinsbank AG for EUR 25 million in order to secure liabilities of its German subsidiary ORLEN Deutschland A.G. resulting from trade in fuel (total about PLN 359 million). The guarantees provided to Holborn European Marketing Company Ltd. and Shell Deutschland Oil GmbH shall replace the existing security granted by the Issuer on 4 January 2005 (*cf. Current report of 5 January 2005).* The guarantees and security are valid till 31 January 2006.

7. The Ordinary General Meeting of Polski Koncern Naftowy ORLEN Spółka Akcyjna, at the sitting on 29 June 2005 appointed to the Supervisory Board:

1. Mr Adam Sęk
2. Mr Andrzej Olechowski.

8. PKN ORLEN Supervisory Board at its sitting on 19 July 2005, acting upon a motion from the Minister of Treasury, in accordance with § 9 section 1 para. 3 of the Company's Articles of Association, as from 1 August 2005 appointed Mr Dariusz Witkowski as PKN ORLEN Board Member.

(all amounts in PLN thousand)

9. On 18 July 2005 the Company was notified by the Czech Securities and Exchange Commission ("CSEC") that it had rejected PKN ORLEN's applications for obtaining a permit for mandatory public calls for shares issued by UNIPETROL, a.s., PARAMO, a.s. and SPOLANA, a.s.

Due to acquisition, on 24 May 2005, of shares entitling PKN ORLEN to 62.99% of votes at UNIPETROL, a.s. and 9.76% of votes at SPOLANA, a.s., PKN ORLEN is required to make mandatory public calls for shares of UNIPETROL, a.s., PARAMO, a.s. and SPOLANA, a.s. ("Mandatory Calls").

PKN ORLEN authorised Patria Finance, a.s. to make the Mandatory Calls.
As in accordance with the Czech regulations, conditions for Mandatory Calls are subject to approval from the CSEC, the respective application was filed at the CSEC within the required period on 30 June 2005.

The prices offered by PKN ORLEN were: CZK 103 per one share of UNIPETROL, a.s., CZK 701 per one share of PARAMO, a.s. and CZK 100 per one share of SPOLANA, a.s.; the pricing was based on the DCF method, and performed by an independent Czech expert, NS Group.
The CSEC justified its decision claiming that the application was rejected mainly due to incorrect share pricing of the Czech expert, selected in September last year by PKN ORLEN in accordance with the Czech law.

Under the Czech law, PKN ORLEN should make calls for shares of UNIPETROL, a.s., PARAMO, a.s. and SPOLANA, a.s. within the period ending 25 July 2005.
The Company will face the following consequences if the calls are not made within the above period:

1. Within 6 months from 25 July 2005 the minority shareholders may present PKN ORLEN with a bid for their shares at the price defined by the respective regulations.
2. After 25 July 2005 to the date of Mandatory Calls, PKN ORLEN and people authorised by it may not execute their title to vote resulting from their shares in UNIPETROL, a.s. and SPOLANA, a.s. Moreover, in the discussed period the CSEC may issue a ban for PKN ORLEN preventing it to benefit from any other rights to which it is entitled due to the held shares.
3. If the CSEC regards it necessary for protection of other shareholders, lenders or employees, it may decide to prohibit PKN ORLEN to execute its title to vote for one year.
4. The CESC may impose a fine on PKN ORLEN.

PKN ORLEN does not intend to appeal against the decision, yet to prepare a new application acknowledging recommendations contained in the CSEC decision. PKN ORLEN is also going to refer to the CSEC to withhold the ban on title to vote resulting from ownership of UNIPETROL and SPOLANA shares.

10. PKN ORLEN Board announces that on 12 August 2005 the Company reapplied to the Czech Securities and Exchange Commission for a permit to make Mandatory Calls for shares issued by UNIPETROL, PARAMO, a.s. and SPOLANA, a.s.

The prices offered by PKN ORLEN are: CZK 135 for 1 UNIPETROL share, CZK 978 per one share of PARAMO, a.s. and CZK 155 per one share of SPOLANA, a.s.

The previously filed applications were rejected by the CSEC due to an improper pricing method adopted by a independent Czech expert, NS Group. PKN ORLEN, acting in accordance with the best transparency standards, did all it could to prepare the new applications with due care and diligence and hopes that offered prices reflect the pricing methods required by the CSEC.

The CSEC issues its decisions within 8-13 working days form the application filing date.

(all amounts in PLN thousand)

VIII. SHAREHOLDERS HOLDING DIRECTLY OR INDIRECTLY VIA RELATED PARTIES AT LEAST 5% OF THE TOTAL VOTES AT THE PARENT'S GENERAL MEETING AS AT THE DATE OF FILING THE REPORT

Shareholder	% of votes at the GSM at the prior quarter report filing date *	Number of shares at the prior quarter report filing date *	Change of % in the period 15 April 2005 – 1 August 2005	% of votes at GSM at the report filing date **	Number of shares at the report filing date **
Nafta Polska S.A.	17.32%	74,076,299	-	17.32%	74,076,299
State Treasury	10.20%	43,633,897	-	10.20%	43,633,897
The Bank of New York (holders of GDRs)	12.28%	52,516,140	0.12	12.40%	53,034,562
Other	60.20%	257,482,725	(0.12)	60.08%	256,964,303
Total	100%	427,709,061	-	100%	427,709,061

* Data as at 15 April 2005
** Data as at 1 August 2005

In accordance with the current report no. 54/2003 filed on 4 July 2003, Commercial Union OFE BPH CU WBK as at 1 July 2003 held 21,533,539 shares of PKN ORLEN S.A., which is 5.035% (considering increase of PKN ORLEN S.A. share capital of 20 November 2003) of the total votes at the General Shareholders' Meeting of PKN ORLEN S.A.
In compliance with the current report no. 19/2005 filed on 7 March 2005, Commercial Union OFE BPH CU WBK on 2 March 2005 held 21,040,915 shares of PKN ORLENS.A., which is 4.92% of PKN ORLEN S.A. share capital.
In accordance with the current report no. 33/2005, filed on 25 May 2005, FMR Corp. with direct and indirect subsidiaries, seated in Boston, and Fidelity International Limited with direct and indirect subsidiaries, seated in Bermuda, as at 24 May 2005 held 21,436,944 PKN ORLEN shares, which is 5.01% of the share capital, and gives title to 21,436,944 votes at the general meeting and 5.01% of the total votes at PKN ORLEN General Meeting.
The percentage participation of the above shareholders in the Company's share capital is compatible with the percentage of votes at the General Shareholders' Meeting as at this report filing date.

IX. CHANGES IN THE NUMBER OF THE COMPANY'S SHARES HELD BY THE BOARD OF DIRECTORS AND SUPERVISORY BOARD IN ACCORDANCE WITH THE COMPANY'S RECORDS

The number of shares held by the Board of Directors and Supervisory Board in the second quarter 2005:

	Number of shares, options as of the date of the prior quarter report filing *	Acquisition	Disposal	Increase due to changes in composition	Decrease due to changes in composition	Number of shares as at the date of report filing **
Board of Directors	-	-	-	-	-	-
Supervisory Board	2,950	-	-	-		2,950

* Data as at 15 April 2005
** Data as at 1 August 2005

(all amounts in PLN thousand)

X. INFORMATION CONCERNING SIGNIFICANT PROCEEDINGS IN FRONT OF THE COURT, BODY APPROPRIATE FOR ARBITRAGE PROCEEDINGS OR IN FRONT OF PUBLIC ADMINISTRATION BODIES AND ON OTHER RISKS OF THE COMPANY AND ITS RELATED PARTIES

1. On 15 October 2004, the Head of the Customs Office in Kraków instituted tax proceedings in order to determine the excise tax liability at Rafineria Trzebinia S.A. for May, June, July and August 2004. As a result of the proceedings, on 5 April 2005 Rafineria Trzebinia S.A. received decisions from the Head of the Customs Office in Kraków, where the total excise tax liability was set for the period of May-June 2004 at about PLN 60 million. According to the Board of Directors of Rafineria Trzebinia S.A., the company possesses all necessary expertises confirming correctness of the applied classification of goods taxed with 0% rate. On 12 April 2005, the Management Board of Rafineria Trzebinia S.A. filed an appeal against the discussed decisions and to suspend execution of the decision until the date of settling the matter in the court of second instance.

   On 5 May 2005, in reply to its motion, Rafineria Trzebinia S.A. received a decision from the Head of the Customs Office in Kraków suspending execution of the above decision.

   On 9 May 2005 the Director of the Customs Chamber in Kraków, having examined the Company's appeal of 12 April 2005 against the decision of the Head of the Customs Office in Kraków of 31 March 2005, quashed the decision of the first instance authority and submitted it for further examination.

   On 28 July 2005 the Head of the Customs Office in Kraków, upon receipt of the Customs Chamber decision, without providing any further evidence in the case determined an excise tax liability for May-September 2004 at total PLN 100 million. The above decisions were issued without any references to claims presented in the appeal of 12 April 2005. The Management Board of Rafineria Trzebinia S.A. still claims that it possesses all necessary legal opinions confirming correctness of the applied classification of goods taxable with 0% rate, which according to the Management Board guarantees a positive outcome of the proceedings.

   On 9 August 2005 the Management Board of Rafineria Trzebinia S.A. appealed against the above decisions and a motion to suspend execution of the decisions until the case would be decided by the second instance authority.

   As at the date of preparation of these preliminary condensed consolidated financial statements, the outcome of the above appeal was not known.

   Currently, apart from the aforementioned proceedings initiated by the Customs Office in Kraków, acting under the authorisation from the General Tax Control Inspector of 18 January 2005, the Tax Control Office in Kraków is conducting control proceedings with respect to reliability of the stated tax bases and correctness of calculation and settlement of excise tax and value added tax for 2002 and 2003.

   As at the date of preparation of these financial statements, the final outcome of the above control proceedings or potential impact of control extended to other periods were not known.

   On 25 November 2004, the Supervisory Board of Rafineria Trzebinia S.A. adopted a resolution on performing a tax audit for the period from 2000 to 2004, including a review of correctness of procedures and tax settlement to be summarised in "Report on agreed upon procedures concerning review of control procedures at Rafineria Trzebinia S.A.". The 2000-2004 tax audit was completed and its results presented to the Supervisory Board.

   On 22 April 2005, having received the first stage report on control procedures, the Supervisory Board of Rafineria Trzebinia ordered the second detailed stage of the "Report on agreed upon procedures" which would involve an analysis of transactions in the selected areas of the company's activity. As at the date of these preliminary condensed consolidated financial statements the final outcome of the second stage control was not yet known.

2. In accordance with an agreement of 20 December 2002, Tankpol Sp. z o.o. ("Tankpol") transferred to PKN ORLEN ownership of 40% shares in ORLEN PetroTank Sp. z o.o. ("Petrotank") in exchange for receivables from Tankpol. On 30 October 2003, a suit was filed at court against PKN ORLEN for compensation of PLN 69.898 thousand or return of the transferred shares. On 26 January 2004 Tankpol modified its claim and demanded PLN 36.383 thousand or return the transferred shares. Tankpol supported the suit with a new valuation of Petrotank for PLN 232.147 thousand. As a result of the proceedings, on 22 March 2005 the Court dismissed Tankpol Sp. z o.o. suit against which Tankpol appealed. In the view of the Management Board, based on an independent legal opinion, the final result of the dispute should not have a material impact on the presented financial results or settlements' balances.

(all amounts in PLN thousand)

3. On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN ORLEN S.A. to Polskie Sieci Energetyczne S.A. ("PSE"). The "put" price amounted to PLN 111.5 million and was calculated as a sum of par value of the shares sold and a cumulative investment premium calculated according to the Agreement dated 8 June 2000 regulating the cooperation between the NOM shareholders.
   On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the invalidity of the shares sales agreement.
   On 26 April 2005 the Company received a sentence of the Arbitration Court of the Polish Chamber of Commerce. The sentence of the arbitration court is unfavourable for the Company. As a consequence the estimations of the Management Board in relation to the assessment of the risk of non-collection of the above receivable was changed. The Company provided an allowance for receivable in the amount of PLN 111.5 million presented in the financial statements for the year 2004.
   On 20 May 2005 the Company filed a complaint at the District Court in Warsaw for quash the above judgement of the arbitration court and applied for suspending the execution of the court sentence.
   On 26 June 2005, the District Court rejected the application for suspending of execution of the arbitration court judgement.
   On 29 July 2005, PKN ORLEN demanded that PSE would repay within a week the contractual penalty of PLN 111.5 million.
   On 8 August 2005 PKN ORLEN received PSE letter where PSE stated it was not bound to settle the penalty.
   On 5 August 2005 PKN ORLEN filed at the Arbitration Court at the Polish Chamber of Commerce in Warsaw a suit for adjudication of the contractual penalty of PLN 111.5 million.
   Up to the date of these financial statements the Arbitration Court at the PCC did not issue its judgement on PKN ORLEN suit.

4. According to the paragraph 36 of the Decree of Ministry of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Journal of Law No 1 dated 15 January 2001), the method of calculation of system fee, constituting an element of a power transfer fee was changed. According to the paragraph 37 of the Decree a different method of power transfer fee settlement has been allowed. Following the decision of the Chairmen of the Electricity Regulation Office the electricity sale agreement between Zaklad Energetyczny Plock S.A. ("ZEP S.A.") and PKN ORLEN S.A. was signed. The agreement did not determine contentious issues concerning transfer fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court. Zaklad Energetyczny Plock S.A. called on PKN ORLEN S.A. to compromise agreement, as the District Court in Warsaw called PKN ORLEN as a co-defendant in a court case Polskie Sieci Energetyczne against Zaklad Energetyczny Plock S.A. The Company's Management estimated the claim and in 2002 set up an accrual in the amount of PLN 8,272 thousand for liability to ZEP S.A., and created provision for that purpose in the amount of PLN 9,781 thousand.
   As a consequence of the negative court decision PKN ORLEN S.A. was obliged to pay a liability connected with the so called system fee to Zaklad Energetyczny Plock S.A. in the amount of PLN 46,232 thousand. In relation to that in 2004 the provision for business risks was inceased by PLN 28,179 thousand to cover the whole claim.
   The proceedings were suspended by the ruling of the District Court in Warsaw of 2 June 2005 until the case of PSE S.A. against ZEP S.A., where PKN ORLEN is an outside intervener, is decided. On 3 August 2005 a complaint was filed against the above decision of stay of proceedings.

5. As at the date of the report, the Company was a party in two anti-trust proceedings.

   Upon to the decision of the Chairman of the Office for Protection of Competition and Consumer ("OPCC") from 21 March 2005, an anti-trust proceeding was started in connection with a suspicion that PKN ORLEN S.A. in Plock concluded an agreement with the Grupa Lotos S.A. in Gdansk which limited competition on the domestic sale market of gasoline Univerasl 95 through an unanimous decision to give up production and distribution of gasoline Universal 95 and eliminating the competition on the domestic sale market of gasoline Universal 95 as well as excluding the risk of the market take-over by the competition. Relating to the received letter PKN ORLEN S.A. released a statement on put charges and gave answers to questions set by OPCC. Answers to the further questions made by OPCC were sent on 5 May 2005.
   The proceedings to take evidence are pending. They are prolonged due to motions filed by PKN ORLEN in order to limit access rights to evidence and due to respective decisions which are to be issued in this respect

(all amounts in PLN thousand)

by the President of the OPCC and which may be sued at the Consumer and Competition Court. As the proceedings are at their earliest stage, it is difficult to assess the risk that PKN ORLEN may be fined.

On 21 March 2005, the Company received a letter in which the Chairman of the OPCC requested information on monoethylene glycol and "Petrygo" radiator liquid market in years 2000-2004. The letter concerns the proceedings in the area of setting prices for antifreeze liquid to radiators "Petrygo" and prices for monoethylene glycols. In these proceedings OPCC issued a decision imposing penalty in the amount of PLN 40 million. The Company appealed to Anti-Trust Court against the negative decision of OPCC. On 13 August 2001 the Anti-Trust Court annulled fully the decision of OPCC, which accused PKN ORLEN of applying monopolistic practice, annulling at the same time the cash penalty. Consequently in 2001 due to this fact the provision was fully released. OPCC applied on 4 October 2001 to annul the verdict. On 10 July 2003 the Supreme Court annulled the verdict of the District Court from 13 August 2001. The case was conducted again by District Court in Warsaw and Anti-Trust Court, which on the hearing on 21 July 2004 pronounced the judgement again revoking the complaint decision of OPCC.

Due to the received letter PKN ORLEN S.A. answered the questions of OPCC on 11 April 2005. Simultaneously OPCC approved prolongation of the period for giving answers up to 6 May 2005 concerning determining the proper geographical market of monoethylene glycol. A response defining adequate geographical market of monoethylene glycol was sent to OPCC on 6 May 2005. Upon the OPCC's request, additional information was provided on 18 May 2005.

The proceedings to take evidence are still pending. They are prolonged due to motions filed by PKN ORLEN and the petitioner in order to limit access rights to evidence and due to respective decisions that need to be issued in this respect by the President of the OPCC and which may be sued at the Consumer and Competition Court.

As the above proceedings are at their initial stage it is difficult to assess the risk of a fine which might again be imposed on PKN ORLEN. Due to elapse of time and considerable changes in the business environment where PKN ORLEN operates, the risk of a fine is still insignificant.

In both proceedings PKN ORLEN S.A. is represented by the legal office Kancelaria Adwokacka Prawa i Konkurencji based on the power of attorney granted by the Company's Board.

The financial statements do not include provisions related to the above proceedings as in the view of PKN ORLEN S.A. Management, supported by an independent legal opinion, risk that the Company would be charged with a fine is limited.

6. On 13 December 2004, the Supervisory Board of Orlen Oil Sp. z o.o. adopted a resolution to conduct a tax audit for the period from 2000 to the present date, including the control of correctness of the Company's procedures and controls of settling tax liabilities which would be summarised in "Report on agreed upon procedures concerning review of control procedures at Orlen Oil Sp. z o.o." As at the date of preparation of these condensed consolidated financial statements, the tax audit did not reveal any material risks.

7. On 17 December 2004 the Supervisory Board of Rafineria Nafty Jedlicze S.A. adopted a resolution to conduct a tax audit for the period from 2000 to the present date, which would verify correctness of the Company's procedures and tax settlements and be summarised in "Report on agreed upon procedures concerning review of control procedures at Rafineria Nafty Jedlicze S.A." As at the date of preparation of these condensed consolidated financial statements, the tax audit did not disclose risks which estimated value would have a significant impact on the company's operations.

8. According to the Management Board, the pending proceedings do not provide grounds to claim that they concern issues which could have a material impact on true and fair view of the condensed consolidated financial statements of the Group for the period ended 30 June 2005. The proceedings are not instituted against the Company.

9. In accordance with the Decree on Investment Expenditure and in line with article 18a of the Corporate Income Tax Act (in force till 31 December 1999) and article 3.1 of the Amendment of 20 November 1999 to the Corporate Income Tax Act (in force from 1 January 2000), the taxpayer is entitled to deduct investment expenditures from the tax base in a given tax year and in the following tax year half of the previously deducted amount, i.e. the so-called investment premium. In the years 1998-2003, the Group companies benefited from their entitlement to the following investment relieves and premiums (amounts deducted from income):

(all amounts in PLN thousand)

PKN Group	Investment Relief	Investment premium
2001	98,927	43,750
2002	14,234	49,222
2003	-	6,923
Total	113,161	99,895

The relieves and premiums are conditional. The Corporate Income Tax Act assumes the loss of entitlement to investment relieves if any of the following events occurs within three years from the end of the tax year when the relief has been exercised:

1) the taxpayer has outstanding tax liabilities exceeding 3% of particular taxes due for specific tax years, in relation to taxes constituting the state budget's income and social insurance liabilities; in respect to VAT, the arrears may not exceed 3% of the output tax,

2) taxpayers transfer – in any form – ownership title to assets to which income deductions or tax exemptions relate; this does not refer to transfer of ownership resulting from a change in the legal personality, business combinations or separation of business entities carried out in compliance with the Commercial Code's regulations'

3) there are no longer grounds for recognition as the taxpayer's assets those fixed assets which have been adopted for chargeable use under tenancy, lease or similar agreements,

4) the taxpayer is subject to liquidation proceedings or its bankruptcy has been declared,

5) the taxpayer receives any form of reimbursement of investment expenditure.

Tax authorities may also deny a claim to tax allowances if the tax payer has been charged with outstanding tax liabilities at the moment in which the tax incentives deduction were recognized.

In accordance with the Amendment of 20 November 1998 to the Corporate Income Tax Act (Journal of Laws No. 144, item 931) when the title to deductions made under Art.18a of the Corporate Income Tax Act (in force till 31 December 1999) and Art. 3.1 of the Amendment of 20 November 1999 to the Corporate Income Tax Act (in force from 1 January 2000) no longer exists due to circumstances discussed under paragraph 1) above, it is assumed that the title is not lost if the taxpayer makes adjustments to its tax return and settles the tax arrears with accrued interest or settles the arrears with interest within 14 days from the decision of the first instance authority defining the tax liability.

10. Poland has currently a number of regulations in force concerning value added tax, excise duty, corporate income tax and social security. The tax law is often amended, which results in unclearness and inconsistencies. The frequent discrepancies in tax law interpretations provided by state authorities and taxpayers generate uncertainty and conflicts concerning the interpreted issues. Tax settlements and other regulated areas of activity (for instance customs and foreign exchange control) are controlled by the respective authorities which are entitled by law to impose high fines, penalties and related interest. Due to the above, the tax risk in Poland is substantially higher than typical for countries with better developed taxation systems.

There are no formal procedures in Poland for determining the final taxation charge. Tax settlements may be subject to tax control over five years since the end of the calendar year when the tax liability reached its maturity. There is a risk that respective authorities adopt a different interpretation of the tax law than the Group companies, which could have a significant impact on their tax liabilities.

(all amounts in PLN thousand)

XI. INFORMATION ABOUT CURRENT PROCEEDINGS CONCERNING LIABILITIES OR RECEIVABLES OF THE PARENT COMPANY AND RELATED PARTIES OF THE TOTAL VALUE EXCEEDING 10% OF THE COMPANY'S EQUITY

During the period from 1 January to 30 June 2005, the Parent Company was not a party in proceedings concerning liabilities or receivables of the Parent Company or related entities, of the value exceeding 10% of the Company's equity.

XII. RELATED PARTIES

1. Information about unusual related parties transactions

During the period from 1 January to 30 June 2005, there were no unusual related party transactions concluded between related parties within the Group, where the transaction would exceed EUR 500 thousand, except for a short-term EUR 60 million loan granted to ORLEN Deutschland on 23 December 2004. The repayment was made on 14 February 2005 and interest was paid on 24 February 2005.
The transactions concluded within the Group were trade transactions resulting from the type of activity of the particular Group's entities.

2. Information on significant related party transactions

a) Transactions with Members of the Company's Board of Directors and Supervisory Board, their spouses, siblings, ascendant relatives, descendants or their other relatives

In the periods of 6 months ended 30 June 2005 and 30 June 2004, there were no significant transactions identified with Members of the Company's Board of Directors and Supervisory Board, their spouses, siblings, ascendant relatives, descendants or their other relatives.

b) Transactions of the Company's Supervisory Personnel with the related parties

In the second quarter of 2005 the Company obtained statements of related party transactions in a more extensive scope as required under the new IAS 24 "Related Party Disclosures".

	Sales	Purchases	Receivables	Liabilities	Dividend paid
Legal persons *	12,598	24,242	-	-	-
Natural persons **	443	-	-	-	-

* Transactions in the period of activity of members of the Company's supervisory bodies
** During the period covered by the condensed consolidated financial statements the concluded transactions did not equal or exceed EUR 500 thousand.

c) Transactions of the Company's key management personnel with related parties

In the second quarter of 2005 members of the Company's key management did not conclude significant transactions with related parties as provided for in IAS 24 "Related Party Disclosures".

(all amounts in PLN thousand)

d) Transactions of the Company with related parties in the period from 1 January to 30 June 2005 and the settlement balances as at 30 June 2005

PKN ORLEN GROUP

	Consolidated subsidiaries 1)	Consolidated associates 2)	Non-consolidated subsidiaries 1)	Non-consolidated associates 2)	Consolidated jointly controlled entities 3)	Total related parties
Sales	1.539.978	1.142	34.828	36	361.764	1.937.748
Purchases	361.458	31.688	41.718	137	3.071	438.072
Financial revenues from interest	3.627	11	1	-	39	3.678
Financial expenses on interest	(39)	-	2	-	-	(37)
Gross short-term receivables	507.849	4.892	405.247	57	76.053	994.098
Short-term liabilities	76.922	7.332	10.291	97	144	94.786
Gross long-term receivables	30.850	-	47.830	-	-	78.680
Long-term liabilities	-	-	-	-	-	-

1) Parent Company, using its title to vote (above 50% voting rights), appoints supervisory personnel in those entities, and in some cases also management board members
2) Parent Company executes considerable control in supervisory bodies via its representatives
3) Parent Company executes a joint control over the entities under the deed of association

3. Remuneration, including bonuses from profit paid to the Management Board, Supervisory Board and the key executive personnel in accordance with IAS 24

Management Board remuneration includes salaries, bonuses, annual bonus and equivalent for unused annual holiday.

The remuneration paid to the Board of Directors, Supervisory Board and key executive personnel amounted to:

	for 6 months ended 30 June 2005	for 6 months ended 30 June 2004
	(unaudited)	(unaudited)
Parent's Board of Directors*	11,490	11,375
Parent's Supervisory Board	400	436
Parent's key executive personnel **	8,680	5,998
Group entities' key executive personnel ***	18,884	20,337
Total	**39,454**	**38,146**

* In the period of 6 months ended 30 June 2005 the remuneration to former Board members amounted to PLN 7.008 thousand.
** In the period of 6 months ended 30 June 2004 the remuneration was paid to 27 members of key executive personnel and in the period of 6 months ended 30 June 2005 to 34 members
*** Management Boards, Supervisory Boards and key executive personnel of the Group companies

XIII. LOAN SECURITY, GUARANTEES AND COLLATERALS OF AT LEAST 10% OF THE COMPANY'S EQUITY GRANTED BY PARENT COMPANY OR ITS SUBSIDIARIES TO A THIRD ENTITY OR ITS SUBSIDIARY

In the period from 1 January to 30 June 2005 the Company and its subsidiaries within the Group did not grant loan security, or guarantees to another entity or its subsidiary, where the value of security or guarantee would constitute at least 10% of the Company's equity, except collaterals provided by PKN ORLEN under the share pledge agreement of 19 December 2003, securing Basell ORLEN Polyolefins Sp. z o.o. repayment of current and future claims to which the pledgee is entitled due to the financial collateral agreement concluded between entities financing BOP up to the highest securing amount of EUR 750 million.

XIV. SEASONAL OR CYCLICAL CHARACTER OF THE ISSUER'S OPERATIONS IN THE PRESENTED PERIOD

The PKN ORLEN Group does not report any material seasonal or cyclical character of its operations.

XV. EVENTS AFTER THE BALANCE SHEET DATE

a) Changes in the Parent's Board of Directors and Supervisory Board

Changes in the Parent's Board of Directors and Supervisory Board are discussed in detail under Note VII.

XVI. IMPACT ON PRIOR RESULTS

Due to the fact that beginning from 1 January 2005 the Group for statutory purposes has been preparing its consolidated financial statements in accordance with the IFRSs, the below differences concern mainly those identified and reported by the Group between the IFRSs and the PASs with respect to changes in the equity opening balance as at 1 January 2005 and net profit comparative data for the period ended 31 December 2004. Section II also presents the differences which have been identified by the Group, as discussed in detail in that section, but they were not presented in these condensed consolidated financial statements.

	Net profit for 12 months period ended 31 December 2004 (unaudited)	Net profit for 6 months ended 30 June 2004 (unaudited)	Net profit for 3 months ended 30 June 2004 (unaudited)
Consolidated according to PASs	2,588,981	1,028,855	647,088
Withdrawing of capitalised borrowing costs	8,011	3,667	1,511
Deferred tax on capitalised financial expenses	(1,522)	(697)	(287)
Measurement of fixed assets at fair value	(155,004)	(69,078)	(26,698)
Deferred tax on remeasurement of fixed assets at fair value	30,413	13,549	6,741
Alternative treatment of surplus of fair value of identifiable assets, liabilities and contingent liabilities over purchases price	(27,758)	(17,728)	(10,626)
Withdrawing of goodwill's write-offs	5,765	2,814	1,341
Impairment of ORLEN Deutschland AG fixed assets	(65,381)	(65,381)	(65,381)
Distribution of profit other than dividends	(4,176)	(4,176)	(4,176)
Other	5,654	(11,585)	1,038
Consolidated according to IFRSs	**2,384,983**	**880,240**	**550,551**

	Net assets as at 31 December 2004 (unaudited)	Net assets as at 30 June 2004 (unaudited)	Net assets as at 1 January 2004 (unaudited)
Consolidated in accordance with PASs	11,826,556	10,330,621	9,581,948
Withdrawing of capitalised borrowing costs	(63,745)	(68,088)	(71,755)
Deferred tax on capitalised financial expenses	12,111	12,937	13,633
Measurement of fixed assets at fair value	1,122,628	1,208,403	1,278,183
Deferred tax on remeasurement of fixed assets at fair value	(204,506)	(221,372)	(234,920)
Alternative treatment of surplus of fair value of identifiable assets, liabilities and contingent liabilities over purchases price	273,611	283,641	301,369
Withdrawing of goodwill's write-offs	5,765	2,814	-
Impairment of ORLEN Deutschland AG fixed assets	(65,381)	(65,381)	-
Other	70,563	53,324	61,170
Consolidated according to IFRSs	**12,977,602**	**11,536,899**	**10,929,628**

a. Withdrawing of capitalised borrowing costs

In accordance with the PASs financial expenses resulting from investment loans were stated as investment expenditure. Other financial expenses were recognised in the profit and loss when incurred. In financial statements prepared in compliance with the IFRSs, cost of loans and borrowings, including foreign exchange

differences related to loans and borrowings in foreign currencies, are recognised in the profit and loss statement in the period to which they refer.

b. Alternative treatment of surplus of fair value of identifiable assets, liabilities and contingent liabilities over purchase price

In accordance with the PASs the Company stated as revenues the excess of fair value of identifiable assets, liabilities and contingent liabilities above purchase cost over the period from 2 to 5 years.
Under IFRS 3, the excess of fair value of identifiable assets, liabilities and contingent liabilities above purchase price was recognised as retained earnings.

c. Withdrawing of goodwill's write offs

In accordance with the PASs goodwill was depreciated by straight line method over the period no longer than 5 years and presented in the profit and loss as other operating expenses. In the financial statements prepared in compliance with IFRSs, goodwill was not depreciated but decreased by impairment losses.

d. Impairment of ORLEN Deutschland AG fixed assets

Due to the change in the policy discussed in detail under b) above, as at 1 January 2005 ORLEN Deutschland AG recognised as equity an excess of net fair value for identifiable assets, liabilities and contingent liabilities above acquisition cost. Consequently, for the purpose of consolidated annual financial statements the allowance for ORLEN Deutschland AG fixed assets was increased by the amount reflecting the above change in the accounting principles and recognised in 2004 financial result.

e. Consolidation of BOP by proportionate method

PKN ORLEN S.A. possesses a 50% share in a joint-venture enterprise, Basell ORLEN Polyolefins Sp. z o.o., engaged in manufacture, distribution and sale of polyolefins.
In accordance with the records presented for the second quarter of 2004 and the second quarter of 2005, Basell ORLEN Polyolefins Sp. z o.o. has been consolidated by proportionate method. In the prior periods the company was presented in line with the equity method.
As at 30 June 2005 and 31 December 2004 and for the periods of 6 and 3 months ended 30 June 2005 and 30 June 2004, the Group share in assets, liabilities, revenues and costs of BOP presented as follows:

	30 June 2005	31 June 2004
	(unaudited)	(unaudited)
Current assets	152,996	168,681
Fixed assets	929,818	860,901
Short-term liabilities	90,370	152,590
Long-term liabilities	459,799	346,785

	6 months ended 30 June 2005	3 months ended 30 June 2005	6 months ended 30 June 2004	3 months ended 30 June 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	253,802	116,551	240,067	116,398
Cost of goods and materials sold	(223,618)	(110,318)	(209,690)	(103,717)
Management overheads	(4,321)	(2,546)	(3,526)	(1,892)
Financial costs	(13,925)	(7,559)	(5,936)	5,610
Profit before tax	12,032	1,017	22,487	17,651
Statutory liabilities	(2,094)	276	(4,318)	(1,524)
Net profit	9,939	(700)	18,170	16,129

XVII. SUPPLEMENTARY INFORMATION

a) Restructuring of the southern assets

Rafineria Nafty Jedlicze, Rafineria Trzebinia and ORLEN OIL participate in the Project of "Restructuring of southern assets of the PKN ORLEN S.A. Group". The Project aims at optimisation and consolidation of manufacture and sale of fuel, motor and lubricating oils and paraffin at the PKN ORLEN S.A. Group.
On 5 July 2005 the Board of Directors adopted "Restructuring plan for southern assets" thus accepting the restructuring objectives.

b) Polkomtel S.A.

Polish shareholders of Polkomtel S.A. agreed as at 17 December 2004 that Polkomtel S.A. shares should be publicly listed. *During this reporting period all mentioned above parties cooperated in equity restructuring of* Polkomtel S.A. Financial and legal advisors made relevant analyses and estimates of different options for public quote of Polkomtel S.A. shares, in particular by sale of all or a portion of the shares to Vodafone and TDC.
KGHM Polska Miedź S.A., PKN ORLEN S.A., Polskie Sieci Elektroenergetyczne S.A. and Węglokoks S.A. concluded "Shareholders' Cooperation Agreement in Restructuring of Polkomtel S.A. Share Capital." Negotiations with foreign shareholders are being carried out in order to define conditions for obtaining the optimum value of Polkomtel S.A. shares.

VIII. The capital Group performance within Q2 2005 including factors and events materially influencing the recorded financial results

Financial Highlights

ORLEN Group	6 months ended June 30th 2005 (unaudited data)		3 months ended June 30th 2005 (unaudited data)		6 months ended June 30th 2004 (unaudited data)		3 months ended June 30th 2004 (unaudited data)		% change 6 months		% change 3 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Sales revenue	15,205,512	4,788,534	8,399,604	2,560,152	13,813,152	3,582,156	7,472,937	1,920,027	10.1%	33.7%	12.4%	33.3%
EBITDA[2]	2,006,750	631,968	920,582	280,588	1,737,915	450,692	913,331	234,663	15.5%	40.2%	0.8%	19.6%
Operating profit/(loss)	1,431,338	450,758	640,013	195,072	1,070,470	277,604	586,721	150,747	33.7%	62.4%	9.1%	29.4%
Financial expenses	227,120	71,525	159,697	48,675	98,259	25,481	35,703	9,173	131.1%	180.7%	347.3%	430.6 %
Net profit (loss)	1,316,141	414,480	698,108	212,779	880,240	228,272	550,551	141,453	49.5%	81.6%	26.8%	50.4%
Net profit (loss) according to LIFO method	764,049	240,615	369,192	112,528	636,819	165,146	397,702	102,182	20.0%	45.7%	-7.2%	10.1%
Operating cash flow	1,276,222	401,909	711,819	216,958	1,738,442	450,829	1,110,413	285,299	-26.6%	-10.9%	-35.9%	24.0%

(1) The following average exchange rates were used for the conversion of the amounts denominated in USD: 6 months 2005 – PLN 3.1754, 6 months 2004 – PLN 3.8561, 3 months 2005 – PLN 3.2809, 3 months 2004 – PLN 3.8921.
(2) EBITDA = OPERATING PROFIT + AMORTISATION/DEPRECIATION

- **Refining (Production + Wholesale):** In Q2 2005, the segment's financial result gained PLN 215m year on year, chiefly as a result of such factors as an increase in commodity margins on refinery products, a higher URAL/Brent differential, and lower operating expenses. The rising oil prices favourably affected the result computed with the weighted average method (effect of the LIFO method on EBIT: (-)PLN 406m).
- **Refining (Retail):** A PLN 73m improvement of the segment's financial performance in Q2 2005 year on year, foremost driven by disclosing in Q2 2004 a PLN 65m provision created by ORLEN Deutschland.
- **Petrochemicals:** Q2 2005 saw the segment's financial result growing relative to the analogous quarter of 2004 (up by PLN 62m) on stronger demand for the key petrochemical products.
- **Other Activities:** A 0.7% drop in revenue, accompanied by an 8.2% rise in the segment's costs, had an adverse effect on its financial result. The segment posted a PLN 2m decrease in its profits.
- **Inland Premium:** In Q2 2005, the inland premium went up by PLN 35m (37.9%), year on year.
- **Profit on Sales:** A 16.3% increase in the profit on sales in Q2 2005 in relation to Q2 2004, attributable mainly to positive market trends and efficiency-improvement measures.
- **Operating Profit (EBIT):** Up by 9.1% on Q2 2004; net of growth of business risk provision, the increase is 73.2%.
- **Net Profit:** The Q2 2005 net profit stood at PLN 698m, an improvement of PLN 147m on Q2 2004; net of growth of business risk provision, the increase is PLN 510m, driven chiefly by the high operating profit.
- **Net Operating Cash Flow:** A PLN 399m fall in cash generated in Q2 2005, year on year, following primarily from lower liabilities.
- **CAPEX (expenditure on property, plant and equipment and intangible assets):** A PLN 44m increase in CAPEX in Q2 2005 over Q2 2004, caused mainly by the higher expenditure in the Petrochemicals and Refining (Production + Wholesale) segments.
- **Operating Expenses Reduction Programme:** In Q2 2005, the implementation of the Programme led to PLN 210m cost savings, against PLN 163m in Q2 2004 (relative to the reference value, that is the costs incurred in 2002).

- **Upgrade and Maintenance Shutdowns** – Combined effect of the scheduled upgrade shutdown of the Olefin II petrochemical plant the maintenance shutdown of the HOG plant was PLN 140m (adverse effect on PKN Orlen's operating profit).

„In Q2 2005, we pressed ahead with our value development strategy announced at the beginning of the year. We are working on a number of initiatives aimed at enhancing the Group's operating efficiency. New projects supporting our core business on the home markets are underway, and opportunities for expansion into new areas and markets are being explored.

The Management Board sees it as its priority to integrate the Unipetrol holding in the most efficient way possible. On June 8th 2005, we launched the previously developed new management model for the combined companies. Twenty-four Polish-Czech teams are examining the value-creation potential and, as originally announced, are preparing a business plan, to be presented in late September. We will make a mandatory tender offer for minority shares. The existence of agreements with Agrofert and ConocoPhillips, which has recently been exposed in the media, has not affected the Management Board's positive opinion on PKN's presence on the Czech market. The Management Board believes that a satisfactory return on this investment may be achieved.

On June 29th 2005, our shareholders approved an amendment to the Articles of Association concerning the new regional structure of PKN Orlen. The successful restructuring at the regional level will streamline the operational management processes. We are reshaping and optimising our retail network by setting up new locations and centralising the support functions.

As part of our restructuring efforts at the Group level, in H1 2005 we disposed of five companies and commenced the process of exiting nine undertakings. We changed composition of the supervisory boards at all of the Group companies and assigned responsibility for the undertakings to particular business segments at the PKN Orlen level. We also assessed members of the companies' management boards using the assessment centre and personnel audit methods.

On August 1st, we implemented the Management by Objectives system, a new assessment and incentive scheme for our executive staff to support the pursuance of our strategy and develop a new business-oriented corporate culture. The system aims at developing a transparent and objective remuneration model for the management staff.

We are introducing the best procurement practices using the state-of-the-art technology solutions. We started to hold internet auctions to facilitate purchases on the most favourable terms.

In Q2 2005, we also prepared OPTIMA, a new cost-saving scheme for the Group, which will be a continuation and extension of the comprehensive Operating Expenses Reduction Programme. OPTIMA is expected to usher in PLN 1.2bn savings in operating expenses and capital expenditure by 2009.

We are participating in the process of disposal of a 51% interest in Tupras, a refining business, by the government of Turkey. With a view to strengthening our position in the retail segment, we are also participating in retail assets disposal processes currently underway in Germany and the Czech Republic.

The continued favourable conditions in the oil refining and petrochemical sectors, coupled with the further internal restructuring of PKN ORLEN, enabled us to post good financial results for yet another consecutive quarter. In Q2 2005, sales revenue gained 12.4%, while net profit rose 26.3%, year on year. It is noteworthy that the results would be markedly higher but for the provision related to the disposal of Unipetrol assets. Our ROACE margin was 14%.

The growing demand for oil products with the shrinking available capacity in the oil production and refining segments drove the strong growth of the feedstock prices and supported the refining margins at the satisfactory levels. The rising oil prices and continued mismatch in the quality structure of supply and demand led to an enhancement of the differential between high-quality oil (low sulphur content, higher light-product yields) and low-quality feedstock as compared with Q2 2004. For example, the URAL/Brent differential rose by 0.50 USD/bbl. Obviously, such a development is to the benefit of refineries capable of processing lower-quality oil.

As previously expected, the favourable climate in the refining sector was accompanied by an upward trend on the petrochemical market. However, in Poland we experienced adverse market conditions for oil refiners, such as the strengthening of the Polish złoty (up to PLN/USD 3.28 and PLN/EUR 4.13) or the projected economic slowdown which directly affected demand for fuels.

As announced at the time of publication of the Q4 2004 results, in connection with the maintenance shutdowns e.g. of the ethylene and propylene plant, planned for the summer months, in Q2 2005 the sales of refining products increased by 9.6% while those of chemical products went down by 13.5% over Q2 2004. The cost savings in all segments grew by PLN 47m in Q2 2005, year on year.

Since January 1st 2005, we have applied the International Financial Reporting Standards. The abridged consolidated financial statements contain all the adjustments ensuring a true and fair presentation of the consolidated accounts, except the full adjustments required under IAS 29 and IAS 16 and the valuation of the

land perpetual usufruct rights required under IFRS 1. We expect to complete the full implementation of IFRS for statutory reporting purposes by the end of 2005. An important change is the consolidation of BOP, our subsidiary involved in the production and marketing of polyolefins, with the proportionate consolidation method. In 2004, BOP was consolidated with the equity method."

Financials by Area of Activity

Market Overview

In the second quarter of 2005, the average price of Brent was USD 51.66/bbl, having gone up by USD 16.31/bbl (48.7%) year on year. The rise went hand in hand with a higher URAL/Brent differential, which moved from USD 3.10/bbl in Q2 2004 to USD 3.60/bbl in Q2 2005. During the second quarter of 2005, the average commodity price of gasoline was USD 515.89/t (a USD 104.40, or 25.4%, increase over Q2 2004). In the same period, a material rise was recorded in the commodity prices of diesel fuel and Ekoterm, by USD 187.84/t and USD 170.58/t, respectively (or by 54.6% and 53.6%). Year on year, the commodity margins for diesel fuel, gas oil and JET A-1 aviation fuel increased substantially, by 83.7%, 91.6% and 67.0%, respectively; the commodity margin for gasoline fell by 13.1%. Growth was also reported for petrochemical commodity margins: in Q2 2005, the margins for ethylene and propylene rose by 16.9% and 34.5%, respectively. The U.S. dollar and the euro weakened against the Polish currency, by 15.7% and 12.0%, respectively (falling from PLN 3.89/USD 1 in Q2 2004 to PLN 3.28/USD 1 in Q2 2005, and from PLN 4.69/EUR 1 in Q2 2004 to PLN 4.13/EUR 1 in Q2 2005).

Based on the GUS (Central Statistics Office) data, in Q2 2005 consumer prices went up by 0.6% over Q1, while in Q2 2004 they grew by 2.0%. Compared with Q2 2004, in Q2 2005 the consumer prices were 2.3% higher. The unemployment rate at the end of Q2 2005 was 18.0%, compared with 19.4% a year before.

Based on market data provided by Samar, approx. 129.5 thousand new automobiles were sold in Poland in H1 2005, which means a nearly 33% drop year on year and is over three times lower than the number of new and pre-owned vehicles imported to Poland by individuals and independent companies. The opening of the borders for privately imported vehicles in May 2004 was yet another factor detrimental to the new automobile market.

Refining (Production + Wholesale)

Refining (Production+Wholesale)	6 months ended June 30th 2005 (unaudited data)		3 months ended June 30th 2005 (unaudited data)		6 months ended June 30th 2004 (unaudited data)		3 months ended June 30th 2004 (unaudited data)		% change 6 months		% change 3 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	10,838,630	3,413,312	6,000,702	1,828,980	9,249,297	2,398,614	5,291,536	1,359,558	17.2%	42.3%	13.4%	34.5%
Revenue sales to third parties	7,233,595	2,278,011	4,244,031	1,293,557	6,086,372	1,578,375	3,362,235	863,861	18.8%	44.3%	26.2%	49.7%
Revenue on intra-company sales*	3,605,035	1,135,301	1,756,671	535,424	3,162,925	820,239	1,929,301	495,697	14.0%	38.4%	-8.9%	8.0%
Segment's costs	9,422,241	2,967,261	5,154,061	1,570,929	8,140,474	2,111,064	4,602,747	1,182,587	15.7%	40.6%	12.0%	32.8%
Other operating income	67,557	20,591	29,707	9,055	42,722	13,021	33,008	8,481	58.1%	58.1%	-10.0%	6.8%
Other operating expenses	127,023	38,716	98,318	29,967	169,263	51,590	158,549	40,736	-25.0%	-25.0%	-38.0%	-26.4%
Segment's result **	**1,356,923**	**446,051**	**778,030**	**237,139**	**982,282**	**248,981**	**563,248**	**144,716**	**38.1%**	**79.2%**	**38.1%**	**63.9%**
Sales to third parties (thousand tonnes)	4,422		2,462		4,099		2,166		7.9%		13.7%	

*) *The revenue includes the following transfers to retail: 6 months 2005 – PLN 1,681,926 thousand, 6 months 2004 – PLN 1,264,488 thousand, 3months 2005 – PLN 973,436 thousand, 3 months 2004 – PLN 726,408 thousand.*

**) *The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

The Q2 2005 result in refining totalled PLN 778,030 thousand, rising from PLN 563,248 thousand in Q2 2004. The increase was driven by higher revenue (up by 13.4%%), while the costs and expenses of the segment grew by 12.0%. The growth of the segment's revenue and profits was a result of positive changes with respect to commodity margins for diesel fuel, Ekoterm and JET A-1 aviation fuel. On the other hand, the increase in costs was caused by such factors as the rising price of oil. The commodity Brent prices in Q2 2005 went up by 46.1% year on year. The rise was accompanied by a 16.1% increase in the URAL/Brent differential, which relatively reduced the segment's costs and boosted its profit.

In Q2 2005, the volume of gasoline and diesel fuel sold to third parties grew by 13.2% and 8.2%, respectively, in comparison with Q2 2004. In the period, growth was also seen in Ekoterm and JET A-1 sales (up by 11.9%, or 40.3 thousand tonnes, and 34.9%, or 31.8 thousand tonnes, respectively, year on year). The volume of light product sales was up by 12.0% (193.5 thousand tonnes).

In Q2 2005, implementation of the comprehensive Operating Expenses Reduction Programme ushered in savings of PLN 79,859 thousand for the segment, that is 20,725 thousand more than in the analogous period of 2004.

As at the end of June 2005, the profit posted by this segment was PLN 1,356,923 thousand, up by 38.1% on year earlier.

Refining (Retail)

Refining (Retail)	6 months ended June 30th 2005 (unaudited data)		3 months ended June 30th 2005 (unaudited data)		6 months ended June 30th 2004 (unaudited data)		3 months ended June 30th 2004 (unaudited data)		% change 6 months		% change 3 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	5,844,415	1,840,529	3,255,945	992,394	5,515,212	1,430,256	3,037,697	780,478	6.0%	28.7%	7.2%	27.2%
Revenue sales to third parties	5,826,599	1,834,918	3,247,361	989,778	5,502,414	1,426,938	3,029,497	778,371	5.9%	28.6%	7.2%	27.2%
Revenue on intra-company sales	17,816	5,611	8,584	2,616	12,798	3,319	8,201	2,107	39.2%	69.1%	4.7%	24.2%
Segment's costs	5,775,809	1,818,923	3,181,906	969,827	5,505,085	1,427,630	2,997,662	770,191	4.9%	27.4%	6.1%	25.9%
Other operating income	50,118	15,276	23,060	7,029	42,788	13,042	24,525	6,301	17.1%	17.1%	-6.0%	11.6%
Other operating expenses	54,920	16,739	35,507	10,822	80,846	24,641	76,311	19,607	-32.1%	-32.1%	-53.5%	-44.8%
Segment's result*	**63,804**	**20,142**	**61,592**	**18,773**	**-27,931**	**-8,974**	**-11,750**	**-3,019**	**-328.4%**	**-324.4%**	**-624.2%**	**-721.8%**
Sales to third parties (thousand tonnes)	1,588		842		1,599		847		-0.7%		-0.6%	

**)The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

In Q2 2005, the segment's revenue increased by PLN 218,248 thousand (7.2%) over Q2 2004, while costs gained PLN 184,245 thousand (6.1%). The stronger growth of revenue over costs is an evidence of enhanced efficiency and cost savings in this area of operations. PKN's German operations attributable to this segment brought profit of PLN 7,675 thousand (PLN 12,087 thousand in Q2 2004). In Q2 2005, the financial result of PKN ORLEN's retail segment was PLN 52,887 thousand, against PLN 45,276 thousand in Q2 2004.

The growth in segment's revenue was accompanied by an 0.6% fall in the volume of the Group's sales. In Q2 2005, the domestic retail sales rose 98.6% year on year in volume terms. In Q2 2005, the fuel margin rose by 8.5% over the corresponding period of 2004. The Group companies' sales revenue on non-fuel goods stood at PLN 211,268 thousand in Q2 2005, representing a 2.0% increase on the analogous period of 2004.

The implementation of the comprehensive Operating Expenses Reduction Programme yielded PLN 47,718 thousand in savings to the segment in Q2 2005 (Q2 2004: PLN 46,526 thousand).

All of the above factors increased the segment's Q2 2005 profit by PLN 61,592 thousand, while in Q2 2004 the loss stood at PLN 11,750 thousand. The loss was driven primarily by the adjustment of net assets of ORLEN Deutschland following from change in disclosure of negative goodwill, which increased segment's other operating expenses by PLN 65,381 thousand.

As at the end of June 2005, the segment's result was PLN 63 804 thousand, as compared with a PLN 27,931 loss in 2004.

Petrochemicals

Petrochemicals	6 months ended June 30th 2005 (unaudited data)		3 months ended June 30th 2005 (unaudited data)		6 months ended June 30th 2004 (unaudited data)		3 months ended June 30th 2004 (unaudited data)		% change 6 months		% change 3 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	2,634,662	829,710	1,139,722	347,381	2,571,249	666,800	1,286,660	330,582	2.5%	22.1%	-11.4%	5.1%
Revenue sales to third parties	1,795,149	565,330	763,854	232,818	1,882,567	488,205	914,655	235,003	-4.6%	15.8%	-16.5%	-0.9%
Revenue on intra-company sales	790,183	248,845	368,937	112,450	667,441	173,087	350,764	90,122	18.4%	43.8%	5.2%	24.8%
Settlement value of hedging transactions	49,330	15,535	6,931	2,113	21,241	5,508	21,241	5,457	132.2%	-100.0%	-67.4%	-61.3%
Segment's costs	2,107,850	663,806	930,475	283,604	2,229,441	578,160	1,143,476	293,794	-5.5%	14.8%	-18.6%	-3.5%
Other operating income	10,110	3,081	7,259	2,213	10,830	3,301	6,811	1,750	-6.6%	-6.7%	6.6%	26.5%
Other operating expenses	13,825	4,214	11,173	3,405	10,495	3,199	7,286	1,872	31.7%	31.7%	53.3%	81.9%
Segment's result *	523,097	165,904	205,333	62,584	342,143	88,743	142,709	36,666	52.9%	69.4%	43.9%	70.7%
Sales to third parties (thousand tonnes)	979		428		1,055		494		-7.2%		-13.4%	

**)The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

The segment's result for Q2 2005 was PLN 205,333 thousand, while in the corresponding quarter of 2004 it totalled PLN 142,709 thousand. The revenue on petrochemicals dropped by PLN 146,938 thousand (11.4%) with a decline in the volume of sales to external customers (by 13.4%), which was attributable to a maintenance shutdown of Olefin II – PKN ORLEN's main petrochemical (ethylene and propylene) plant. The shutdown was necessary due to the upgrade works which are to result in doubling the plant's capacity. Ethylene and propylene production must be intensified to meet the demand which will be posted by the new polyethylene and polypropylene plants currently being developed by BOP. Q2 2005 saw a decrease in the volume of sales of ethylene – by 47.2% (62.9% in value terms), glycols – by 43.1% (38.2% in value terms) and benzene – 54.9% (44.4% in value terms). PKN ORLEN had a largest contribution to the segment's result; in Q2 2005, the company's operating profit attributable to the segment was PLN 166,416 thousand, up from PLN 88,594 thousand in Q2 2004. The commodity margins were USD 542.4/t for ethylene and USD 491.1/t for propylene, which means an increase by 16.9% and 34.5%, respectively, over Q2 2004. A rise in margins was also recorded for acetone (by 24.4%) and butadiene (by 53.7%).

The implementation of the comprehensive Operating Expenses Reduction Programme ushered in PLN 9,656 thousand in savings for the segment (PLN 13,303 thousand in Q2 2004).

As at the end of June 2005, the segment's result was PLN 523,097 thousand, up by 52.9% year on year.

Other Activities

Other Activities	6 months ended June 30th 2005 (unaudited data)		3 months ended June 30th 2005 (unaudited data)		6 months ended June 30th 2004 (unaudited data)		3 months ended June 30th 2004 (unaudited data)		% change 6 months		% change 3 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	690,431	217,431	318,354	97,033	717,947	186,185	320,475	82,340	-3.8%	16.8%	-0.7%	17.8%
Revenue sales to third parties	300,839	94,741	137,427	41,887	320,558	83,130	145,309	37,334	-6.2%	14.0%	-5.4%	12.2%
Revenue on intra-company sales	389,592	122,691	180,927	55,146	397,389	103,055	175,166	45,006	-2.0%	19.1%	3.3%	22.5%
Segment's costs	662,290	208,569	320,087	97,561	670,644	173,918	295,763	75,991	-1.2%	19.9%	8.2%	28.4%
Other operating income	29,361	8,949	20,265	6,177	11,236	3,425	3,674	944	161.3%	161.3%	451.6%	554.3%
Other operating expenses	21,367	6,513	11,716	3,571	28,790	8,775	19,920	5,118	-25.8%	-25.8%	-41.2%	-30.2%
Segment's result *	**36,135**	**8,862**	**6,816**	**2,077**	**29,749**	**6,917**	**8,466**	**2,175**	**21.5%**	**28.1%**	**-19.5%**	**-4.5%**
Sales to third parties (thousand tonnes)	102		51		98		45		4.1%		13.3%	

**)The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

In addition to the companies involved in the production of energy and provision of services to PKN ORLEN, the "other activities" segment includes a number of undertakings which were spun off, mainly as part of the Group restructuring.

In Q2 2005, the segment sustained a loss of PLN 6,816 thousand. To compare, the profit earned in Q2 2004 was PLN 8,466 thousand. This adverse change was caused mainly by the growing feedstock cost driven by higher crude prices and the absence of any possibility to transfer the higher costs to the energy prices due to the binding regulations governing the structuring of energy tariffs.

In the period under analysis, the implementation of the comprehensive Operating Expenses Reduction Programme ushered in PLN 73,149 thousand in savings for the segment, relative to PLN 44,037 thousand in Q2 2004.

As at the end of June 2005, the segment's result was PLN 36,135 thousand, which is an improvement by 21.5% year on year.

(all amounts in PLN thousand)

Financial Review

Profit and Loss Account

The profit on sales for Q2 2005 totalled PLN 1,782,611 thousand, rising by PLN 249,631 thousand (16.3%) from the result reported for Q2 2004. The improvement comes from the stronger sales of products (an increase of PLN 900,914 thousand), which was greater than the corresponding rise in cost of sales (an increase of PLN 798,796 thousand). At the same time, in Q2 2005 the Group reported an increase of PLN 25,753 thousand (0.9%) in revenue on sales of goods and materials, and a PLN 121,760 thousand (4.6%) fall in value of the goods and materials sold. In Q2 2005, there was a year-on-year increase in the Group's external sales in Refining (Production + Wholesale), where it grew by PLN 881,796 thousand (26.2%), and in Refining (Retail), where it was higher by PLN 217,865 thousand (7.2%). The rise in the value of external sales in Refining (Production + Wholesale) was accompanied by an increase in the sales volume by 13.7%, and a decrease in the sales volume in Refining (Retail) by 0.6%. The amount of revenue derived from Refining (Production + Wholesale) was affected mainly by the higher market prices of fuel.

The Q2 2005 sales of ORLEN Deutschland stood at PLN 2,240,338 thousand, while in Q2 2004 the sales amounted to PLN 2,245,543 thousand, that is down by 0.2%.

In the second quarter of 2005, the selling costs rose by PLN 17,788 thousand (3.4%) relative to Q2 2004, to amount to PLN 537,113 thousand. In the same period, the general and administrative expenses fell by PLN 34,522 thousand (14.6%) on Q2 2004, to PLN 201,887 thousand.

In Q2 2005, a loss of PLN 403,598 thousand was recorded on other operating activities. Other operating income grew by PLN 13,776 thousand, while other operating expenses gained PLN 226,849 thousand (as a result of a PLN 376,164 thousand increase in a business risk provision, and a PLN 54,187 thousand provision for the second stage of the restructuring process).

In Q2 2005, EBITDA was PLN 920,582 thousand, up by PLN 7,251 thousand on Q2 2004. It would have been PLN 383,415 higher but for the business risk provision. Operating profit (EBIT) was PLN 640,013 thousand and topped the Q2 2004 figure by PLN 53,292 thousand. Net of the increase in business risk provision, the growth would be PLN 429,456 thousand.

Financial income in the second quarter of 2005 was PLN 394,544 thousand, having risen by PLN 253,919 thousand on the Q2 2004 figure. The key driver behind the rise was a PLN 204,532 thousand unrealised discount on the acquired Unipetrol claims and PLN 83,290 thousand dividend paid by Polkomtel SA (in Q1 2004 – PLN 68,220). The Group also reported a PLN 119,422 thousand increase in financial expense over the Q2 2004 figure; the change was caused by such factors as unfavourable changes in foreign exchange losses (which pushed financial expenses up by PLN 95,219 thousand). Consequently, the profit of this segment totalled PLN 234,847 thousand in Q2 2005, while in the analogous period of 2004, the Group posted a profit of PLN 100,350 thousand.

The share of undertakings consolidated with the equity method in the financial result amounted to PLN 8,786 thousand) in Q2 2005, relative to PLN 2,219 thousand in Q2 2004.

The Q2 2005 income tax was PLN 219,471 thousand, which represents a PLN 83,395 thousand increase year on year.

The above factors produced a net profit of PLN 698,108 thousand for Q2 2005, up by PLN 147,557 on Q2 2004. Net of the business risk provision, net profit would have gone up by PLN 509,721 thousand.

As at the end of June 2005, net profit was PLN 1,316,141 thousand, which represents a 49.5% increase year on year. Net of the business risk provision, net profit would have gone up by 89.1%.

Balance Sheet

The Company prepared its condensed consolidated financial statements in accordance with the International Financial Reporting Standards in effect as at June 39th 2005, except IFRS 3 with respect to the acquisition of Unipetrol shares. Non-current assets were revalued as at January 1st 2004 by an independent expert. The Company made relevant adjustments in its disclosed accounts; the revaluation covered 90% of net non-current assets subject to valuation.

As at the end of the second quarter of 2005, the total assets amounted to PLN 23,623,570 thousand, up by 15.0% from December 31st 2004. The value of non-current assets rose by PLN 1,902,482 thousand (15.7%) from the December 31st 2004 figure, and amounted to PLN 14,053,149 thousand, chiefly upon a PLN 1,642,755 growth of financial assets in relation to their value as at December 31st 2004 (acquisition of Unipetrol – PLN 1,585,305 thousand). As at the end of Q2 2005, current assets grew from PLN 8,386,983 thousand (as at December 31st 2004) to PLN 9,570,421 thousand, mainly due to an increase in inventories, trade debtors and other receivables

(all amounts in PLN thousand)

by PLN 1,121,629 thousand and PLN 875,304 thousand, respectively. The strong growth of receivables follows from longer payment terms offered to the customers who were building their for the period of the Olefin II plant upgrade shutdown; increase in suspended excise tax, and purchase of Unipetrol claims. Concurrently, the value of short-term securities dropped by PLN 752,052 thousand (acquisition of Unipetrol). Compared with the end of 2004, working capital (current assets less current liabilities) fell from PLN 3,960,663 thousand to PLN 2,627,390 thousand.

At the end of Q2 2005, shareholders' equity stood at PLN 13,357,673 thousand, up by PLN 380,087 thousand (2.9%) in relation to the end of 2004. The main contributing item was a higher retained profit (up by PLN 405,187 thousand). The slower increase of retained profit against net profit followed from the distribution of the 2004 profit (PKN Orlen's dividend of PLN 911,020 thousand).

Non-current liabilities amounted to PLN 3,322,866 thousand, rising by PLN 189,138 thousand in comparison with the end of 2004 in connection with an increase in loans and borrowings (by PLN 69,582 thousand) and provisions (by PLN 96,240 thousand). Current liabilities increased from PLN 4,426,320 thousand as at December 31st 2004 to PLN 6,943,031 thousand as at June 30th 2005. As for current liabilities, trade creditors, other liabilities and deferred income grew significantly, by PLN 1,755,062 thousand, as a result of e.g. rise in oil prices. A major contributor to the growth was also PKN ORLEN's dividend of PLN 91,020 thousand. The Group's total debt (loans, borrowings and securities) reached PLN 2,768,358 thousand as at June 30th 2005, which means an increase of PLN 443,223 thousand as compared with the end of 2004.

Cash Flow

The Q2 2005 net operating cash flow stood at PLN 711,819 thousand, having fallen by PLN 398,594 thousand relative to the analogous quarter of 2004. The decrease was attributable mainly to negative trends with respect to liabilities and deferrals (down by PLN 30,327 thousand in Q2 2005, against a PLN 278,726 thousand rise in Q2 2004), and inventories (up by PLN 289,630 thousand in Q2 2005, against a PLN 200,403 thousand rise in Q2 2004). Another factor contributing to the lower Q2 2005 operating cash flow, year on year, was recognition in net profit of significant non-operating items (such as discount of the acquired Unipetrol claims and the Polkomtel dividend), disclosed as financing items.

In Q2 2005, the investing cash outflow was PLN 1,481,646 thousand, that is up on the Q2 2004 figure by PLN 994,383 thousand. This increase follows mainly from the acquisition of shares in unconsolidated undertakings (PLN 1,564,381 thousand; in Q2 2004 – PLN 15,655 thousand). Concurrently, proceeds from disposal of short-term securities also grew (PLN 575,361 thousand versus PLN 33,453 thousand in Q2 2004). In Q2 2005, the Group reported a positive balance of the financing cash flow of PLN 173,307 thousand (in Q2 2004, the balance was negative at PLN 340,516 thousand). In Q2 2005, net inflow under loans and borrowings was PLN 212,344 thousand, while in Q2 2004 the outflow was PLN 311,258 thousand.

Net cash at the end of Q2 2005 totalled PLN 837,043 thousand, falling by PLN 84,264 thousand on Q2 2004.

APPENDIX I

PKN ORLEN
SUMMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the periods of 6 and 3 months ended June 30th 2005 and June 30th 2004
(PLN '000)

ITEM	6 months ended June 30th 2005 (unaudited data)	3 months ended June 30th 2005 (unaudited data)	6 months ended June 30th 2004 (unaudited data)	3 months ended June 30th 2004 (unaudited data)	% change 6 months	% change 3 months
Revenue on sales of products	10,158,647	5,587,794	8,581,046	4,686,880	18.4%	19.2%
Revenue on sales of goods and materials for resale	5,046,865	2,811,810	5,232,106	2,786,057	-3.5%	0.9%
Cost of sales	7,230,493	4,087,091	6,162,616	3,288,295	17.3%	24.3%
Goods and materials at cost	4,727,423	2,529,902	4,911,240	2,651,662	-3.7%	-4.6%
Profit (loss) on sales	**3,247,596**	**1,782,611**	**2,739,296**	**1,532,980**	**18.6%**	**16.3%**
Other operating income	161,677	83,006	109,632	69,230	**47.5%**	**19.9%**
Selling costs	1,026,529	537,113	1,063,396	519,325	-3.5%	3.4%
General and administrative expenses	400,658	201,887	422,269	236,409	-5.1%	-14.6%
Other operating expenses	550,748	486,604	292,793	259,755	88.1%	87.3%
Operating profit (loss)	**1,431,338**	**640,013**	**1,070,470**	**586,721**	**33.7%**	**9.1%**
Financial income	440,723	394,544	157,101	140,625	180.5%	180.6%
Financial expenses	227,120	159,697	98,259	40,275	131.1%	296.5%
Share in profit (loss) of undertakings consolidated with equity method	8,569	8,786	8,905	2,219	-3.8%	295.9%
Profit (loss) on disposal of all or part of equity interests in subordinated undertakings	29,395	29,395	3,795	3,795	674.6%	674.6%
Pre-tax profit (loss)	**1,682,905**	**913,041**	**1,142,012**	**693,085**	**47.4%**	**31.7%**
Corporate income tax	361,130	219,471	238,196	136,076	51.6%	61.3%
Net profit (loss)	1,321,775	693,570	903,816	557,009	46.2%	24.5%
Profit (loss) attributable to minority interests	-5,634	4,538	-23,576	-6,458	-76.1%	-170.3%
Net profit (loss) after minority interest	**1,316,141**	**698,108**	**880,240**	**550,551**	**49.5%**	**26.8%**

APPENDIX II

PKN ORLEN
SUMMARY CONSOLIDATED BALANCE SHEETS
as at June 30th 2005 and December 31st 2004
(PLN '000)

ITEM	Jun 30 2005 (unaudited data)	Dec 31 2004 (unaudited data)	% change
ASSETS			
Non-current (long-term) assets			
Property, plant and equipment	11,317,740	11,081,131	2.1%
(Negative) goodwill	20,501	20,501	0.0%
Intangible assets	402,053	383,525	4.8%
Financial assets	2,154,319	511,564	321.1%
Shares and equity interests in undertakings consolidated with equity method	34,331	118,014	-70.9%
Deferred tax assets	52,280	27,138	92.6%
Other non-current assets	71,925	8,794	717.9%
Total non-current assets	**14,053,149**	**12,150,667**	15.7%
Current (short-term) assets			
Stocks	4,346,520	3,224,891	34.8%
Trade debtors and other receivables	3,896,883	3,021,579	29.0%
Taxes receivable	3,987	23,309	-82.9%
Short-term securities	372,103	1,124,155	-66.9%
Prepayments	113,708	103,020	10.4%
Cash and cash equivalents	837,043	735,813	13.8%
Other financial assets	177	154,216	-99.9%
Total current assets	**9,570,421**	**8,386,983**	14.1%
Total assets	**23,623,570**	**20,537,650**	15.0%
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Share capital	534,636	534,636	0.0%
Share premium	1,058,450	1,058,450	0.0%
Hedging accounting – cash flows	29,152	59,195	-50.8%
Currency-translation differences on subsidiary undertakings	-21,129	-9,444	123.7%
(Accumulated loss)/retained profit brought forward	11,355,939	10,950,752	3.7%
Shareholders' equity attributable to parent undertaking's shareholders	**12,957,048**	**12,593,589**	2.9%
Minority interests	400,625	384,013	4.3%
Total shareholders' equity	**13,357,673**	**12,977,602**	**2.9%**
Non-current liabilities			
Loans and borrowings	2,153,118	2,083,536	3.3%
Provisions	733,929	637,689	15.1%
Deferred income tax provisions	376,461	378,248	-0.5%
Other non-current liabilities	59,358	34,255	73.3%
Total non-current liabilities	**3,322,866**	**3,133,728**	**6.0%**

(all amounts in PLN thousand)

Current liabilities			
Liabilities and accrued expenses	5,595,757	3,840,695	45.7%
Provisions	603,248	283,442	112.8%
Corporate income tax payable	74,590	1,680	4339.9%
Loans and borrowings	615,240	241,599	154.7%
Deferred income	50,046	16,912	195.9%
Other financial liabilities	4,150	41,992	-90.1%
Total current liabilities	**6,943,031**	**4,426,320**	56.9%
Total shareholders' equity and liabilities	**23,623,570**	**20,537,650**	15.0%

APPENDIX III

PKN ORLEN
SUMMARY CONSOLIDATED CASH FLOW STATEMENTS
for the periods of 6 and 3 months ended June 30th 2005 and June 30th 2004 (PLN '000)

ITEM	6 months ended June 30th 2005 (unaudited data)	3 months ended June 30th 2005 (unaudited data)	6 months ended June 30th 2004 (unaudited data)	3 months ended June 30th 2004 (unaudited data)	Change 6 months	Change 3 months
Operating cash flow						
Net profit (loss)	**1,316,141**	**698,108**	**880,240**	**550,551**	**435,901**	**147,557**
Total adjustments:						
Profit (loss) attributable to minority interests	5,634	-4,538	23,576	6,458	-17,942	-10,996
Share in profit (loss) of undertakings consolidated with equity method	-8,569	-8,786	-8,905	-2,219	336	-6,567
Depreciation and amortisation	575,412	280,569	667,445	326,610	-92,033	-46,041
Net dividends and interest	-71,374	-71,191	-23,158	15,619	-48,216	-86,810
Corporate income tax as disclosed in profit and loss account	361,130	219,471	238,196	136,076	122,934	83,395
(Profit) loss on investment activities	-48,327	-33,248	128,867	115,961	-177,194	-149,209
Decrease / (increase) in receivables	-409,479	-37,096	-654,998	-246,938	245,519	209,842
Decrease / (increase) in stocks	-1,144,723	-289,630	-310,404	-200,403	-834,319	-89,227
(Decrease) / increase in liabilities and accrued expenses	774,693	-30,327	763,329	278,726	11,364	-309,053
(Decrease) / increase in provisions	426,710	413,729	78,541	84,350	348,169	329,379
Other adjustments	-205,157	-229,882	110,490	151,599	-315,647	-381,481
Corporate income tax paid	-295,869	-195,360	-154,777	-105,977	-141,092	-89,383
Net operating cash flow	**1,276,222**	**711,819**	**1,738,442**	**1,110,413**	**-462,220**	**-398,594**
Investing cash flow						
Acquisition of intangible assets and property, plant and equipment	-841,259	-464,140	-806,979	-373,836	-34,280	-90,304
Disposal of property, plant and equipment	16,113	11,883	14,910	6,913	1,203	4,970
Acquisition of interests in unconsolidated undertakings	-1,565,992	-1,564,381	-27,107	-15,655	-1,538,885	-1,548,726
Acquisition of short-term securities	-81,818	-42,189	-293,447	-207,954	211,629	165,765
Gain on disposal of short-term securities	963,546	575,361	65,286	33,453	898,260	541,908
Dividends and interest received	123,025	103,210	84,356	81,857	38,669	21,353
Loans granted/repaid	558	-284	-2,072	-2,072	2,630	1,788
Other	-101,027	-101,106	15,712	-9,969	-116,739	-91,137
Net investing cash outflow	**-1,486,854**	**-1,481,646**	**-949,341**	**-487,263**	**-537,513**	**-994,383**
Financing cash flow						
Increase in long- and short-term loans and borrowings	601,626	338,535	748,575	80,449	-146,949	258,086
Decrease in long- and short-term loans and borrowings	-218,846	-126,191	-1,189,056	-391,707	970,210	265,516
Interest paid	-54,527	-31,258	-54,921	-27,198	394	-4,060
Other	-16,110	-7,779	-5,168	-2,060	-10,942	-5,719
Net financing cash inflow/(outflow)	**312,143**	**173,307**	**-500,570**	**-340,516**	**812,713**	**513,823**
Change in net cash	**101,511**	**-596,520**	**288,531**	**282,634**	**-187,020**	**-879,154**
Foreign-exchange gains/losses	-281	-6,073	-1,483	-1,647	1,202	
Cash at beginning of period	**735,813**	**1,439,636**	**634,259**	**640,320**	**101,554**	**799,316**
Cash at end of period, including:	**837,043**	**837,043**	**921,307**	**921,307**	**-84,264**	**-84,264**
Restricted cash	101,397	101,397	120,346	120,346	-18,949	-18,949

APPENDIX IV

PKN ORLEN
KEY CONSOLIDATED FINANCIAL DATA BY BUSINESS SEGMENT
for the periods of 6 and 3 months ended June 30th 2005 and June 30th 2004
(PLN '000)

ITEM	6 months ended June 30th 2005 (unaudited data)	3 months ended June 30th 2005 (unaudited data)	6 months ended June 30th 2004 (unaudited data)	3 months ended June 30th 2004 (unaudited data)	% change 6 months	% change 3 months
REVENUE ON SALES TO THIRD PARTIES[1]						
Refining (production + wholesale)	7,233,595	4,244,031	6,086,372	3,362,235	18.8%	26.2%
Refining (retail)	5,826,599	3,247,361	5,502,414	3,029,497	5.9%	7.2%
Petrochemicals	1,844,479	770,785	1,903,808	935,896	-3.1%	-17.6%
Other activities	300,839	137,427	320,558	145,309	-6.2%	-5.4%
TOTAL	**15,205,512**	**8,399,604**	**13,813,152**	**7,472,937**	**10.1%**	**12.4%**
FINANCIAL RESULT[2]						
Refining (production + wholesale)	1,356,923	778,030	982,282	563,248	38.1%	38.1%
Refining (retail)	63,804	61,592	-27,931	-11,750	-328.4%	-624.2%
Petrochemicals	523,097	205,333	342,143	142,709	52.9%	43.9%
Other activities	36,135	6,816	29,749	8,466	21.5%	-19.5%
Exclusions	-90	235	-54	140		
Total of non-attributed items	-548,531	-411,993	-255,719	-116,092		
TOTAL	**1,431,338**	**640,013**	**1,070,470**	**586,721**	**33.7%**	**9.1%**
EXPENDITURE ON PROPERTY, PLANT AND EQUIPMENT						
Refining (production + wholesale)	200,751	125,866	141,454	92,982	41.9%	35.4%
Refining (retail)	130,707	48,408	119,159	73,002	9.7%	-33.7%
Petrochemicals	425,892	272,116	439,415	259,416	-3.1%	4.9%
Other activities	48,953	27,697	29,496	15,539	66.0%	78.2%
Total of non-attributed items	24,638	22,380	15,616	11,845	57.8%	88.9%
TOTAL	**830,941**	**496,467**	**745,140**	**452,784**	**11.5%**	**9.6%**
DEPRECIATION AND AMORTISATION						
Refining (production + wholesale)	226,309	105,589	300,665	130,510	-24.7%	-19.1%
Refining (retail)	107,224	57,958	113,569	71,232	-5.6%	-18.6%
Petrochemicals	120,625	56,772	127,397	62,752	-5.3%	-9.5%
Other activities	105,476	54,361	105,221	55,420	0.2%	-1.9%
Total of non-attributed items	15,778	5,889	20,593	6,696	-23.4%	-12.1%
TOTAL	**575,412**	**280,569**	**667,445**	**326,610**	**-13.8%**	**-14.1%**

1. Revenue on sales to third parties represents exclusively sales to undertakings outside of the ORLEN Group.
2. Financial result comprises revenue on sales to third parties and transfer to other segments.

APPENDIX V

PKN ORLEN
KEY CONSOLIDATED OPERATING DATA
for the periods of 6 and 3 months ended June 30th 2005 and June 30th 2004
(tonnes)

ITEM	6 months ended June 30th 2005 (unaudited data)	3 months ended June 30th 2005 (unaudited data)	6 months ended June 30th 2004 (unaudited data)	3 months ended June 30th 2004 (unaudited data)	% change 6 months	% change 3 months
CRUDE OIL THROUGHPUT ('000 tonnes)	6,182	3,019	5,956	3,036	3.8%	-0.6%
REFINERY OUTPUT						
Gasoline	1,452,663	753,176	1,328,828	708,145	9.3%	6.4%
Diesel fuel	1,712,704	870,588	1,663,957	885,624	2.9%	-1.7%
Fuel oil (III)	354,908	206,001	276,305	155,703	28.4%	32.3%
Ekoterm	773,965	316,112	742,420	300,108	4.2%	5.3%
JET A-1	191,160	103,408	134,413	87,176	42.2%	18.6%
LPG	124,051	65,566	95,577	48,493	29.8%	35.2%
Other refining products	658,613	436,210	560,522	359,359	17.5%	21.4%
TOTAL	**5,268,064**	**2,751,061**	**4,802,022**	**2,544,608**	**9.7%**	**8.1%**
SALES OF REFINING PRODUCTS						
Gasoline	1,896,319	1,023,708	1,807,725	976,506	4.9%	4.8%
Diesel fuel	1,953,866	1,085,199	1,889,243	1,020,364	3.4%	6.4%
Fuel oil (III)	231,907	122,351	216,546	93,068	7.1%	31.5%
Ekoterm	863,496	378,534	822,648	338,284	5.0%	11.9%
JET A-1	207,943	123,147	144,794	91,298	43.6%	34.9%
LPG	152,985	82,943	147,424	77,754	3.8%	6.7%
Other refining products	702,603	487,410	669,936	416,167	4.9%	17.1%
TOTAL	6,009,119	**3,303,292**	**5,698,316**	**3,013,441**	**5.5%**	**9.6%**
PETROCHEMICALS OUTPUT						
Polyethylene	26,433	7,796	34,177	4,206	-22.7%	85.4%
Polypropylene	34,671	15,906	30,022	12,051	15.5%	32.0%
Ethylene	31,034	7,755	38,861	16,702	-20.1%	-53.6%
Glycol	40,897	11,964	50,199	22,762	-18.5%	-47.4%
Propylene	63,381	24,563	65,322	27,241	-3.0%	-9.8%
Ammonium nitrate	304,173	170,848	270,701	151,864	12.4%	12.5%
CANWIL	166,267	59,875	153,333	72,236	8.4%	-17.1%
Polyvinyl chloride (PVC)	79,702	27,866	105,552	45,387	-24.5%	-38.6%
Other petrochemical products	253,186	83,688	312,100	153,932	-18.9%	-45.6%
TOTAL	**999,744**	**410,261**	**1,060,267**	**506,381**	**-5.7%**	**-19.0%**
SALES OF PETROCHEMICAL PRODUCTS						
Polyethylene	32,989	14,594	49,392	21,299	-33.2%	-31.5%
Polypropylene	37,604	18,984	43,755	19,400	-14.1%	-2.1%
Ethylene	30,494	8,623	38,580	16,338	-21.0%	-47.2%
Glycol	44,449	14,775	51,139	25,972	-13.1%	-43.1%

(all amounts in PLN thousand)

Propylene	63,417	24,878	64,660	27,230	-1.9%	-8.6%
Ammonium nitrate	261,803	131,334	254,945	128,289	2.7%	2.4%
CANWIL	167,757	75,771	143,995	58,725	16.5%	29.0%
Polyvinyl chloride (PVC)	88,598	43,057	108,531	50,708	-18.4%	-15.1%
Other petrochemical products	251,173	95,499	300,228	146,150	-16.3%	-34.7%
TOTAL	978,284	**427,515**	**1,055,225**	**494,111**	**-7.3%**	**-13.5%**

(all amounts in PLN thousand)

APPENDIX VI

PKN ORLEN
SALES OF KEY PRODUCTS
for the periods of 6 and 3 months
ended June 30th 2005 and June 30th 2004
(tonnes)

Sales of light products in the Orlen Group (by volume)	6 months ended June 30th 2005 (unaudited data)	3 months ended June 30th 2005 (unaudited data)	6 months ended June 30th 2004 (unaudited data)	3 months ended June 30th 2004 (unaudited data)	% change 6 months	% change 3 months
Wholesale of key light products, including:	**3,402,598**	**1,805,106**	**3,123,091**	**1,611,595**	**8.9%**	**12.0%**
- Gasoline	989,966	546,699	876,555	482,941	12.9%	13.2%
- Diesel fuel	1,341,319	756,776	1,279,330	699,126	4.8%	8.2%
- JET A-1	207,943	123,147	144,794	91,298	43.6%	34.9%
- Ekoterm	863,370	378,484	822,412	338,230	5.0%	11.9%
Retail sales of engine fuels, including:	**1,587,745**	**842,227**	**1,598,454**	**846,875**	**-0.7%**	**-0.5%**
- Gasoline	906,353	477,009	931,170	493,565	-2.7%	-3.4%
- Diesel fuel	612,547	328,423	609,913	321,238	0.4%	2.2%
- LPG	68,845	36,795	57,371	32,072	20.0%	14.7%
Total sales of fuels, including:	**5,074,609**	**2,693,531**	**4,811,834**	**2,504,206**	**5.5%**	**7.6%**
- Engine fuels	4,211,113	2,314,997	3,989,186	2,165,922	5.6%	6.9%

Regulatory Announcement

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen SA
TIDM	POKD
Headline	EGM resolution invalidation
Released	16:25 08-Dec-05
Number	3851V

Regulatory announcement no 74/2005 dated 8th December 2005

The Appeal Court invalidates EGM resolution regarding the appointment of Mr. Jacek Bartkiewicz to the position of the Chairman of the Supervisory Board

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces that on 8th December 2005 the Appeal Court in Warsaw, having recognized the appellation of the Bengodi Finance SA against the decision of the District Court in Warsaw dated 1 June 2005, has declared the invalidity of the Resolution No 14 of the General Meeting of PKN ORLEN as of 5th August 2004 regarding the appointment of Mr. Jacek Bartkiewicz to the position of the Chairman of the Supervisory Board of PKN ORLEN.

The Court's decision is legally valid and PKN ORLEN has a right to submit an annulment.

(see also: regulatory announcement no 34/2005 dated 2 June 2005 and regulatory announcement no 66/2004 dated 12 August 2004)

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Subsidiary initial cap reduce
Released	07:00 13-Dec-05
Number	5512V

Regulatory announcement no 75/2005 dated 12th December 2005

ORLEN Medica initial capital decrease

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, informs of the registration on 29 November 2005 of a decrease in the initial capital of ORLEN Medica Sp. z o.o. ("ORLEN Medica"), based in Plock, by a District Court in Warsaw (Poland). The initial capital of ORLEN Medica was reduced from PLN 13,273,000.00 to PLN 8,991,500.00. Decrease of the initial capital of ORLEN Medica was made through the remission of 8,563 shares, of nominal value of one share of PLN 500.00. The remission of shares was made without remuneration what was accepted by the shareholder-founder - PKN ORLEN.

The initial capital was reduced to cover the net loss of ORLEN Medica for the financial year 2004. The loss was made as a result of the asset revaluation following the change of the applied accounting standards – from the Polish Accounting Standards to the International Accounting Standards.

After an initial capital decrease, the capital structure of ORLEN Medica comprises of 17,983 shares. Nominal value of one share amounts to PLN 500.00.
PKN ORLEN holds 100% of the shares of ORLEN Medica, of total nominal value of PLN 8,991,500.00.

After an initial capital decrease the total number of votes of the General Meeting of Shareholders of ORLEN Medica amounts to 17,983 shares, so each share entitles a single vote at the general meeting of shareholders.

The amount of the initial capital change of ORLEN Medica amounts to PLN 4,281,500.00, i. e. ca. EUR 1 053 933,64 based on a EUR/PLN average exchange rate of 4.0624 as of June 17th, 2005, (day of passing the resolution regarding the change of initial capital by the General Meeting of Shareholders) as quoted by the National Bank of Poland, and is greater than EUR 500,000.

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Changes in Management Board
Released	18:27 21-Dec-05
Number	0730W

Regulatory announcement no 76/2005 dated December 21st ,2005

Changes in the PKN ORLEN Management Board

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that the Supervisory Board of PKN ORLEN has appointed, following its meeting on 21 December 2005, Mr. Cezary Stanislaw Filipowicz to the position of the Deputy President of the PKN ORLEN Management Board with effect from 2 January 2006. This complies with the motion of the Ministry of the State Treasury according to the § 9 item 1 point 3 of the Articles of Association of PKN ORLEN.

Mr. Cezary Stanislaw Filipowicz, born in 1954, geological sciences doctor of Warsaw University, graduated from the Faculty of Geology at Warsaw University, the Faculty of Biology and Earth Sciences at Gdansk University and one-year geological studies in Bansigstoke Technical College in Great Britain.

Professional career:

2004 – up until now General Director of the International Pipeline Company „SARMATIA" Sp. z o.o.
2003 – up until now Director of O.S.A. „Ukrtransnafta" Representation in Poland.
2001 – 2002 General Ecologist of the Bank of Environment Protection
2000 – 2001 President of the International Petroleum Association „Golden Gate" S.A.
1993 – 2001 President/Manager on the manager agreement at the Geological Services Company Abroad „GEOPOL".
1980 – 1993 As follows: assistant, senior assistant, tutor at the Faculty of Geology at Warsaw University.
Moreover:
Up until now: - Member of the European Federation of Geologists.
- Member of the American Association of Petroleum Geologists Executive Committee (AAPG – Team Leader for Poland).
- Member of Geological Council at the Ministry of the Environment.
2001 – 2002 Member of ISPA Steering Committee at the Ministry of the Environment.
1998 – 2000 Member of the Political Office at the Ministry of the Environment.
1991 – 1992 Visiting Professor at the Ohio State University in Columbus, USA, within the framework of Fulbright scholarship.
1990 – 1991 TEMPUS Program Coordinator at the Faculty of Geology at the Warsaw University.
1986 – 1987 Visiting Scholar at the Kansas University in Lawrence, USA.

Mr. Cezary Stanislaw Filipowicz has declared that upon joining the Management Board of PKN ORLEN, he will not be involved in any activity that competes with PKN ORLEN; will not be a partner of any competing company; and will not be a member of any board of a competing incorporated company. Mr. Cezary Stanislaw Filipowicz is not on The List of Insolvent Debtors kept on record on the National Court Register Act.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Debts financing agreement .
Released	07:00 28-Dec-05
Number	2094W

Regulatory announcement no 77/2005 dated December 23rd, 2005

Signing multi-currency debts financing agreement

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 22 December 2005 it signed a Multi-currency Debts Financing Agreement structured as a club-deal type, in the amount of EUR 1 000 000 000, i.e. PLN 3 833 300 000, based on a EUR/PLN average exchange rate as of December 22nd, 2005, as quoted by the National Bank of Poland.

Parties of the agreement are:

PKN ORLEN S.A. as a debtor,

and

ABN Amro Bank N.V., BNP Paribas, Bank BPH S.A., Bank Polska Kasa Opieki S.A., The Bank of Tokyo-Mitsubishi Ltd., CALYON S.A., Citibank International Plc., ING Bank Slaski S.A., Kredyt Bank S.A., Powszechna Kasa Oszczednosci Bank Polski S.A., Societe Generale S.A. Department in Poland as a creditor.

Duration of the debts financing regards to 5 years from the moment of signing the debts financing agreement, and includes two options allowing the contractual period to be extended for one further year.

The debt can be exercised in EURO, USD, PLN, CZK.

Debt repayment is not secured through the pledge on the assets of PKN ORLEN.

Funds from the debt facility will be used for the repayment of the currently held debt at the company and for financing the activity of PKN ORLEN.

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PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	EGM agenda
Released	15:57 28-Dec-05
Number	2480W

Regulatory announcement 78/2005 dated 28 December 2005

Agenda for the Extraordinary General Meeting of PKN ORLEN shareholders

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN", "Company"), Central Europe's largest downstream oil company, hereby publishes the Agenda of the Extraordinary General Meeting ("Meeting") of PKN ORLEN shareholders, to be held on 31 January 2006. The Meeting shall commence at 10.00 CET in Plock (Poland) at the following address:

Dom Technika
ul. Kazimierza Wielkiego 41

The Meeting is convened by the Management Board of PKN ORLEN S.A. inline with Article 398 in connection with Article 400 of the Code of Commercial Companies and inline with §7 item 4 of the Company's Articles of Association

Agenda of the Extraordinary General Meeting of Shareholders:

1. Opening
2. Election of the Chairman of the Meeting
3. Affirmation of the legality of the Meeting and ability to pass resolutions
4. Approval of the Agenda
5. Election of the Vote Counting Commission
6. Voting on a resolution concerning changes to the composition of the Supervisory Board of PKN ORLEN
7. Information provided by the Management Board regarding the restructurisation processes that are being conducted (including the administration subsidiary establishment) and proceedings of the sale of the subsidiaries excluded from the PKN ORLEN structure.
8. Closure of the General Meeting of Shareholders

Participation in the Extraordinary General Meeting of Shareholders is permitted for those holding certificates. The certificates must be issued by a brokerage house or a bank managing a securities account, state the number of shares owned and confirm that the shares will have been deposited in the account by the end of the Meeting.

Participation in the Meeting is permitted on condition that the certificates mentioned above will be submitted by 23 January 2006 inclusive at the Legal Office - room 110, Company Headquarters in Plock, 7 Chemikow St., between 8.00 a.m. and 4.00 p.m.

An agenda including other issues to be discussed at the Meeting will be made available no earlier than a week before the Meeting in the Company's Headquarters at the reception desk from 8 am till 3 pm.

The list of shareholders entitled to participate in the Meeting will be made available in the Company's Headquarters for three days before the Meeting.

Registration of shareholders and distribution of voting cards will begin at 9.00 a.m. at the front of the meeting hall.

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Financial calendar 2006
Released	16:11 28-Dec-05
Number	2482W

Regulatory announcement no 79/2005 dated 28 December 2005

Financial calendar for 2006.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby publishes its financial calendar for 2006.

Unconsolidated financial reports, produced at quarterly and half-yearly will be published as a section within the consolidated financial report.

Quarterly reports

Q4 2005	-	28 February 2006
Q1 2006	-	12 May 2006
Q2 2006	-	11 August 2006
Q3 2006	-	10 November 2006

Half yearly report

H1 2006	-	29 September 2006

Annual statements

2005 annual statements will be produced as follows:

Unconsolidated	-	21 April 2006
Consolidated	-	21 April 2006

END

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